As filed with the Securities and Exchange Commission on December 9, 2013

Registration No. 333-192420

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SeaWorld Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7990	27-1220297
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9205 South Park Center Loop, Suite 400

Orlando, Florida 32819

(407) 226-5011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

G. Anthony (Tony) Taylor, Esq.

Chief Legal and Corporate Affairs Officer, General Counsel and Corporate Secretary

9205 South Park Center Loop, Suite 400

Orlando, Florida 32819

(407) 226-5011

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Igor Fert, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Marc D. Jaffe, Esq. Cathy A. Birkeland, Esq. Michael A. Pucker, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	17,250,000	$31.52	$543,720,000	$70,031.14

(1)	Includes shares/offering price of shares of common stock that the underwriters have the option to purchase. See “Underwriting.”
(2)	These figures are estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of high and low prices of the common stock on November 15, 2013 as reported on the New York Stock Exchange.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor do we or the selling stockholders seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 9, 2013.

Preliminary Prospectus

15,000,000 Shares

SeaWorld Entertainment, Inc.

Common Stock

The selling stockholders identified in this prospectus are offering 15,000,000 shares of common stock of SeaWorld Entertainment, Inc. The selling stockholders will receive all of the net proceeds from this offering and we will not receive any of the proceeds from the sale of the shares of common stock being sold by the selling stockholders.

Concurrently with this offering, we have also agreed to repurchase 1.5 million shares of our common stock directly from the selling stockholders in a private, non-underwritten transaction. This repurchase was approved by the special committee comprised of two of our independent, disinterested directors as being in the best interests of the Company and its stockholders other than the selling stockholders. The repurchase will be consummated concurrently with the closing of this offering and involves a price per share payable by the Company equal to the price per share that would be paid to the selling stockholders by the underwriters in this offering. The completion of this share repurchase is conditioned upon, among other things, the completion of this offering, but the completion of this offering is not conditioned upon the completion of such share repurchase.

The common stock of SeaWorld Entertainment, Inc. is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SEAS.” The last reported sale price of SeaWorld Entertainment, Inc.’s common stock on the NYSE on December 6, 2013 was $29.66 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional disclosure regarding the underwriting discount, commissions and estimated offering expenses.

To the extent that the underwriters sell more than 15,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,250,000 shares from the selling stockholders at the public offering price less the underwriting discount and commissions. The selling stockholders will receive all of the proceeds from the sale of any such additional shares to the underwriters.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2013.

Goldman, Sachs & Co.	J.P. Morgan

Blackstone Capital Markets

Prospectus dated             , 2013.

Prospectus

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflects the consolidated business and operations of SeaWorld Entertainment, Inc. and its consolidated subsidiaries.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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MARKET AND INDUSTRY DATA

Market data and industry statistics and forecasts used throughout this prospectus are based on the good faith estimates of management, which in turn are based upon management’s reviews of independent industry publications, reports by market research firms and other independent and publicly available sources. Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information and have not independently verified this information. Similarly, internal Company surveys, while believed by us to be reliable, have not been verified by any independent sources. Unless we indicate otherwise, market data and industry statistics used throughout this prospectus are for the year ended December 31, 2012.

In this prospectus (i) references to the “TEA/AECOM Report” refer to Theme Index: The Global Attractions Attendance Report, TEA/AECOM, 2012, (ii) references to the “Freedonia Report” refer to The Freedonia Group Inc.’s Focus on Amusement Parks report dated July 2011 and (iii) references to the “IBISWorld Report” refer to the IBISWorld Industry Report 71311: Amusement Parks in the US dated June 2013. Unless otherwise noted, attendance rankings included in this prospectus are based on the TEA/AECOM Report and theme park industry statistics are based on the Freedonia Report and/or the IBISWorld Report.

Although we are not aware of any misstatements regarding the industry data that we present in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or have rights to use a number of registered and common law trademarks, service marks and trade names in connection with our business in the United States and in certain foreign jurisdictions, including SeaWorld Entertainment™, SeaWorld Parks & Entertainment™, SeaWorld®, Shamu®, Busch Gardens®, Aquatica™, Discovery Cove®, Sea Rescue™ and other names and marks that identify our theme parks, characters, rides, attractions and other businesses. In addition, we have certain rights to use Sesame Street® marks, characters and related indicia through certain license agreements with Sesame Workshop (f/k/a Children’s Television Workshop) (“Sesame Workshop”).

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners.

BASIS OF PRESENTATION

On December 1, 2009, investment funds affiliated with The Blackstone Group L.P. and certain co-investors, through SeaWorld Entertainment, Inc. and its wholly-owned subsidiary, SeaWorld Parks & Entertainment, Inc. (“SWPEI”), acquired 100% of the equity interests of Sea World LLC (f/k/a SeaWorld, Inc.) and SeaWorld Parks & Entertainment LLC (f/k/a Busch Entertainment Corporation)

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from certain subsidiaries of Anheuser-Busch Companies, Inc. We refer to this acquisition and related financing transactions as the “2009 Transactions.” As a result of the 2009 Transactions, Blackstone and the other co-investors own, through SW Delaware L.P. (f/k/a SW Cayman L.P.), SW Delaware A L.P. (f/k/a SW Cayman A L.P.), SW Delaware B L.P. (f/k/a SW Cayman B L.P.), SW Delaware C L.P. (f/k/a SW Cayman C L.P.), SW Delaware D L.P. (f/k/a SW Cayman D L.P.), SW Delaware E L.P. (f/k/a SW Cayman E L.P.), SW Delaware F L.P. (f/k/a SW Cayman F L.P.), SW Delaware Co-Invest L.P. (f/k/a SW Cayman Co-Invest L.P.), SW Delaware (GS) L.P. (f/k/a SW Cayman (GS) L.P.) and SW Delaware (GSO) L.P. (f/k/a SW Cayman (GSO) L.P.) (collectively, the “Partnerships”), common stock of SeaWorld Entertainment, Inc. The Partnerships are the selling stockholders in this offering. For a more complete description of the Partnerships, see “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions—Limited Partnership Agreements and Equityholders Agreement.”

As used in this prospectus, unless otherwise noted or the context otherwise requires, (i) references to the “Company,” “we,” “our” or “us” refer to SeaWorld Entertainment, Inc. and its consolidated subsidiaries, (ii) references to the “Issuer” refer to SeaWorld Entertainment, Inc. exclusive of its subsidiaries, (iii) references to “Blackstone” or the “Sponsor” refer to certain investment funds affiliated with The Blackstone Group L.P., (iv) references to the “Investor Group” refer, collectively, to Blackstone and other co-investors in the Partnerships, (v) references to the “2009 Advisory Agreement” refer to the Amended and Restated 2009 Advisory Agreement among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), Sea World Parks & Entertainment LLC, Sea World LLC and affiliates of Blackstone, (vi) references to “ABI” refer to Anheuser-Busch, Incorporated, (vii) references to “guests” refer to our theme park visitors, (viii) references to “customers” refer to any consumer of our products and services, including guests of our theme parks, and (ix) references to the “underwriters” refer to the firms listed on the cover page of this prospectus.

All references herein to a fiscal year refer to the 12 months ended December 31 of such year, and references to the first, second, third and fourth fiscal quarters refer to the three months ended March 31, June 30, September 30 and December 31, respectively.

Information presented as of and for the fiscal years ended December 31, 2012, 2011 and 2010 is derived from our audited consolidated financial statements for those periods included elsewhere in this prospectus. Information presented for the one month period ended December 31, 2009 is derived from our audited consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the one month period ended December 31, 2009 not included in this prospectus. The results for the one month period ended December 31, 2009 include the results of operations of the Company from December 1, 2009 to December 31, 2009, which is the period in which we first became an independent, stand-alone entity following the 2009 Transactions. Information presented as of and for the nine months ended September 30, 2013 and 2012 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

The historical consolidated financial statements and financial data included in this prospectus are those of SeaWorld Entertainment, Inc. and its consolidated subsidiaries. The historical consolidated financial information and financial data for the periods prior to the 2009 Transactions (the “Predecessor Financial Information”) is not presented in this prospectus because it is not comparable and therefore not meaningful to a prospective investor. The Predecessor Financial Information does not fully reflect our operations on a stand-alone basis and we believe would not materially contribute to an investor’s understanding of our historical financial performance. The Predecessor Financial Information prepared on a basis comparable with our consolidated financial statements included in this prospectus is not available and cannot be provided without unreasonable effort and expense. We believe that the omission of the Predecessor Financial Information will not have a material impact on an investor’s understanding of our financial results and condition and related trends.

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PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” When making an investment decision, you should also read the discussion under “Basis of Presentation” above for the definition of certain terms used in this prospectus and a description of certain transactions and other matters described in this prospectus.

Company Overview

We are a leading theme park and entertainment company delivering personal, interactive and educational experiences that blend imagination with nature and enable our customers to celebrate, connect with and care for the natural world we share. We own or license a portfolio of globally recognized brands including SeaWorld, Shamu and Busch Gardens. Over our more than 50 year history, we have built a diversified portfolio of 11 destination and regional theme parks that are grouped in key markets across the United States, many of which showcase our one-of-a-kind collection of approximately 67,000 marine and terrestrial animals. Our theme parks feature a diverse array of rides, shows and other attractions with broad demographic appeal which deliver memorable experiences and a strong value proposition for our guests. In addition to our theme parks, we have recently begun to leverage our brands into media, entertainment and consumer products.

During the year ended December 31, 2012, we hosted more than 24 million guests in our theme parks, including approximately 3.5 million international guests from over 55 countries and six continents. During the nine months ended September 30, 2013, we hosted approximately 18.9 million guests, including approximately 2.9 million international guests. In the year ended December 31, 2012 and the nine months ended September 30, 2013, we had total revenues of $1,423.8 million and $1,188.3 million, respectively, and net income of $77.4 million and $64.0 million, respectively. Our increasing revenue and growing profit margins, combined with our disciplined approach to capital expenditures and working capital management, enable us to generate strong and recurring cash flow.

Our portfolio of branded theme parks includes the following names:

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SeaWorld.    SeaWorld is widely recognized as the leading marine-life theme park brand in the world. Our SeaWorld theme parks, located in Orlando, San Antonio and San Diego, each rank among the most highly attended theme parks in the industry and offer up-close interactive experiences and a variety of live performances, including shows featuring Shamu in specially designed amphitheaters. We offer our guests numerous animal encounters, including the opportunity to work with trainers and feed marine animals, as well as themed thrill rides and theatrical shows that creatively incorporate our one-of-a-kind animal collection.

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Busch Gardens.    Our Busch Gardens theme parks are family-oriented destinations designed to immerse guests in foreign geographic settings. They are renowned for their beauty and award-winning landscaping and gardens and allow our guests to discover the natural side of fun by offering a family experience featuring a variety of attractions and rollercoasters in a richly-themed environment. Busch Gardens Tampa presents our collection of exotic animals from Africa, Asia and Australia. Busch Gardens Williamsburg, which has been named the Most Beautiful Park in the World by the National Amusement Park Historical Association for 23 consecutive years, showcases European-themed cultural and culinary experiences, including high-quality theatrical productions.

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Aquatica.    Our Aquatica branded water parks are premium, family-oriented destinations that are based in a South Seas-themed tropical setting. Aquatica water parks build on the aquatic theme of our SeaWorld brand and feature high-energy rides, water attractions, white-sand beaches and an innovative and entertaining presentation of marine and terrestrial animals. We position our Aquatica water parks as companion water parks to our SeaWorld theme parks in Orlando and San Diego and we have an Aquatica water park situated within our SeaWorld San Antonio theme park.

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Discovery Cove.    Discovery Cove is a reservations only, all-inclusive, marine-life day resort adjacent to SeaWorld Orlando. Discovery Cove offers guests personal, signature experiences, including the opportunity to swim and interact with dolphins, take an underwater walking reef tour and enjoy pristine white-sand beaches and landscaped private cabanas. Discovery Cove presently limits its attendance to approximately 1,300 guests per day and features premium culinary offerings in order to provide guests with a more relaxed, intimate and high-end luxury resort experience.

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Sesame Place.    Sesame Place is the only U.S. theme park based entirely on the award-winning television show Sesame Street. Located between Philadelphia and New York City, Sesame Place is a destination where parents and children can share in the spirit of imagination and experience Sesame Street together through whirling rides, water slides, colorful shows and furry friends. In addition, we have introduced Sesame Street brands in our other theme parks through Sesame Street-themed rides, shows, children’s play areas and merchandise.

Our theme parks are consistently recognized among the top theme parks in the world and rank among the most highly-attended in the industry. We generally locate our theme parks in geographical clusters, which improves our ability to serve guests by providing them with a varied, comprehensive vacation experience and valuable multi-park pricing packages, as well as improving our operating efficiency through shared overhead costs. The following table summarizes our theme park portfolio as of December 31, 2012:

Location	Theme Park	Year Opened	Season	Animal Habitats(2)	Rides(3)	Shows(4)	Play Areas(5)	Events(6)	Distinctive Experiences(7)
Orlando, FL		1973	Year- round	19	14	18	2	7	17
		2000	Year- round	5	0	0	0	0	5
		2008	Year- round	5	13	0	2	0	2
Tampa, FL		1959	Year- round	16	30	18	11	9	20
		1980	Mar-Oct	0	12	0	4	1	2
San Diego, CA		1964	Year- round	26	10	20	2	4	11
		1996(1)	May-Sep	2	11	0	0	0	0
San Antonio, TX		1988	Feb-Dec	12	23	29	12	7	32
Williamsburg, VA		1975	Mar-Oct & Dec	7	38	16	8	6	28
		1984	May-Sep	1	14	1	4	0	6
Langhorne, PA		1980	May-Oct & Dec	0	22	14	9	4	7
Total(8)				93	187	116	54	38	130

(1)	On November 20, 2012, we acquired the Knott’s Soak City Chula Vista water park from a subsidiary of Cedar Fair, L.P. This water park was rebranded and relaunched as Aquatica San Diego on June 1, 2013.
(2)	Represents animal habitats without a ride or show element, often adjacent to a similarly themed attraction.
(3)	Represents rides, including mechanical rides and water slides.
(4)	Represents annual and seasonal shows with live entertainment, animals, characters and/or 3-D or 4-D experiences.
(5)	Represents pure play areas, typically designed for children or seasonal special event oriented, often without a queue (such as water splash areas and Halloween mazes).
(6)	Represents special limited time events.
(7)	Represents special experiences, such as educational tours, immersive dining experiences and swimming with animals, often limited to small groups and individuals and/or requiring a supplemental fee.
(8)	The total number of animal habitats, rides, shows, play areas, events and distinctive experiences in our theme park portfolio varies seasonally.

Our Competitive Strengths

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Brands That Consumers Know and Love.    We believe that our brands attract and appeal to guests from around the world and have been established as a part of popular culture. Our brand portfolio is highly stable, which we believe reduces our exposure to changing consumer tastes. We use our brands and intellectual property to increase awareness of our theme parks, drive attendance to our theme parks and create “out-of-park” experiences for our guests as a way to connect with them before they visit our theme parks and to stay connected with them after their visit. Such experiences include various media and consumer product offerings, including websites, advertisements and media programming, toys, books, apparel and technology accessories. The popularity of our brands is evidenced by over 62 million unique visitors to our websites from January 2012 through September 2013. In addition to our theme parks, we have recently begun to leverage our brands into media, entertainment and consumer products. Our Sea Rescue television program was seen by more than 98 million viewers in its first two seasons and is currently in its third season. In October 2013, we introduced our newest television program, The Wildlife Docs.

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Differentiated Theme Parks.    We own and operate 11 theme parks, including five of the top 20 theme parks in North America as measured by attendance according to the TEA/AECOM report. Our theme parks are beautifully themed and deliver high-quality entertainment, aesthetic appeal, shopping and dining and have won numerous awards, including Amusement Today’s Golden Ticket Awards for Best Landscaping. Our theme parks feature seven of the 50 highest rated steel rollercoasters in the world, led by Apollo’s Chariot, the #5 rated steel rollercoaster in the world. Our theme parks have won the top three spots in Amusement Today’s annual Golden Ticket Award for Best Marine Life Park since the award’s inception in 2006. As of December 31, 2012, we had over 600 attractions, including 93 animal habitats, 116 shows and 187 rides to appeal to guests of all ages. In addition, we have over 300 restaurants and specialty shops. Our theme parks appeal to the entire family and offer a broad range of experiences, ranging from emotional and educational animal encounters to thrilling rides and exciting shows.

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Diversified Business Portfolio.    Our portfolio of theme parks is diversified in a number of important respects. Our theme parks are located across the United States, which helps protect us from the impact of localized events. Each theme park showcases a different mix of zoological, thrill-oriented and family-friendly attractions. This varied portfolio of entertainment offerings attracts guests from a broad range of demographics and geographies. Our theme parks appeal to both regional and destination guests, which provides us with a stable attendance base while allowing us to benefit from improvements in macroeconomic conditions, including increased consumer spending and international travel.

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One of the World’s Largest Zoological Collections.    We believe we are attractively positioned in the industry due to our ability to display our extensive animal collection in a differentiated and interactive manner. We believe we have one of the world’s largest zoological collections with approximately 67,000 animals, including approximately 7,000 marine and terrestrial animals and approximately 60,000 fish. With 28 killer whales, we have the largest group of killer whales in human care. We have established successful and innovative breeding programs that have produced 30 killer whales, 155 dolphins and 130 sea lions, among other species, and our marine animal populations are characterized by their substantial genetic diversity. More than 80% of our marine mammals were born in human care.

•	Strong Competitive Position. Our competitive position is protected by the combination of our powerful brands, extensive animal collection and expertise and attractive in-park assets located on valuable real estate. Our animal collection and zoological expertise, which have evolved over our more than four decades of caring for animals, would be very difficult to replicate. From 2010 through 2012, we have made extensive investments in new marketable attractions and infrastructure and we believe that our theme parks are well capitalized. The limited supply of real estate suitable for theme park development coupled with high initial capital investment, long development lead-times and zoning and other land use restrictions constrain the number of large theme parks that can be constructed.

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Proven and Experienced Management Team and Employees with Specialized Animal Expertise.    Our senior management team, led by Jim Atchison, our Chief Executive Officer and President, includes some of the most experienced theme park executives in the world, with an average tenure of more than 30 years in the industry. The management team is comprised of highly skilled and dedicated professionals with wide ranging experience in theme park operations, zoological operations, product development, business development and marketing. In addition, we are one of the world’s foremost zoological organizations with approximately 1,600 employees dedicated to animal welfare, training, husbandry and veterinary care.

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Proximity of Complementary Theme Parks.    Our theme parks are grouped in key locations near large population centers across the United States, which allows us to realize revenue and operating expense efficiencies. Having theme parks located within close proximity to each other enables us to cross market and offer bundled ticket and travel packages. In addition, closely located theme parks provide operating efficiencies including sales, marketing, procurement and administrative synergies as overhead expenses are shared among the theme parks within each region. We intend to continue to capitalize on this strength, including through our 2012 acquisition of Knott’s Soak City Chula Vista water park in California, which we rebranded and relaunched as Aquatica San Diego on June 1, 2013 near our SeaWorld San Diego theme park.

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Attractive, Growing Profit Margins and Strong Cash Flow Generation.    Our attractive and growing profit margins, combined with our disciplined approach to capital expenditures and working capital management, enable us to generate strong and recurring cash flow. Five of our 11 theme parks are open year-round, reducing our seasonal cash flow volatility. In addition, we have substantial tax assets which we expect to be available to defer a portion of our cash tax burden going forward.

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Care for Our Community and the Natural World.    Caring for our community and the natural world is a core part of our corporate identity and resonates with our guests. We focus on three core philanthropic areas: children, environment, and education. Through the power of entertainment, we are able to inspire children and educate guests of all ages. We support numerous charities and organizations across the country. For example, we are the primary supporter and corporate member of the SeaWorld & Busch Gardens Conservation Fund, a non-profit conservation foundation, which makes grants to wildlife research and conservation projects that protect wildlife and wild places worldwide. In addition, in collaboration with the government and other members of accredited stranding networks, we operate one of the world’s most respected programs to rescue ill and injured marine animals, with the goal to rehabilitate and return them back to the wild. Our animal experts have helped more than 23,000 ill, injured, orphaned and abandoned animals for more than four decades.

Our Strategies

We plan to grow our business by increasing our existing theme park revenues through strategies designed to drive higher attendance and increase in-park per capita spending, as well as by creating new sources of revenue through expansion of our theme parks, new theme park development and extending our brands into new media, entertainment and consumer products. We believe that our strategies complement each other as they lead to increased brand strength and awareness and drive revenue growth and profitability. Our strategies include the following components:

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Continue to Create Memorable Experiences for Our Guests.    Our mission is to use the power of educational entertainment to continue to inspire our guests to celebrate, connect with and care for the natural world we share. We provide our guests with innovative and immersive theme park experiences, such as our 3-D, 360 degree TurtleTrek attraction, which opened in 2012 at SeaWorld Orlando, and our Antarctica: Empire of the Penguin attraction, which opened in 2013 also at SeaWorld Orlando, and immerses guests into a penguin habitat. We also offer guests exciting rides, animal encounters and beautifully-themed entertainment that are difficult to replicate, such as in-water experiences with beluga whales at SeaWorld Orlando and our Cheetah Hunt ride, which is a launch coaster that opened in 2011 and runs alongside a cheetah habitat at Busch Gardens Tampa. As a result of these distinctive offerings, our guest surveys routinely report very high “Overall Satisfaction” scores, with 97% of respondents in 2013 ranking their experience good or excellent. Going forward, we will continue to develop high-quality experiences for our guests, focused on integrating our impressive animal collection with creatively themed settings and products that our guests will remember long after they leave our theme parks.

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Drive Increased Attendance to Our Theme Parks.    We plan to drive increased attendance to our theme parks by continually introducing new attractions, differentiated experiences and enhanced service offerings. Because of the historic correlation between capital investment and increased attendance, we plan to add to our award-winning portfolio of assets and spend capital in support of marketable events, such as SeaWorld’s 50th Anniversary Celebration. We also plan to increase awareness of our theme parks and brands through effective media and marketing campaigns, including the targeted use of online and social media platforms. For example, since their introduction in 2006, our YouTube channels have attracted approximately 28 million views, and we believe that we can continue to use traditional and new media to increase awareness of our brands and drive attendance to our theme parks. In November 2013, we launched AnimalVision, which allows our guests to deepen their connection with animals at our theme parks through on-habitat cameras that stream 24/7 footage of our animal habitats to customized interactive websites.

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Expand In-Park Per Capita Spending through New and Enhanced Offerings.    We believe that by providing our guests additional and enhanced offerings at various price points, we can drive further spending in our theme parks. For example, we recently introduced an “all-day-dining deal” for a supplemental fee, which we believe has resulted in increased in-park per capita spending. In addition, we have developed iPhone and Android smartphone applications for our SeaWorld and Busch Gardens theme parks, which offer GPS navigation through the theme parks and interactive theme park maps that show the nearest dining locations, gift shops and ATMs and provide real-time updates on wait times for rides. Our guests have quickly adopted these products with over 1.4 million downloads of our smartphone applications from June 2011 through September 2013. We believe that going forward, there are significant avenues to expand guest offerings in ways that both increase guest satisfaction and provide us with incremental revenue.

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Grow Revenue through Disciplined and Dynamic Pricing.    We are focused on increasing our revenues through a variety of ticket options and disciplined pricing and promotional strategies. We offer an array of tailored admission options, including season passes and multi-park tickets to motivate the purchase of higher value products and increase in-park per capita spending. In addition, to increase non-peak demand we offer seasonal and special events and concerts, some of which are separately priced. We have begun deploying a dynamic pricing model, which will enable us to adjust admission prices for our theme parks based on expected demand.

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Increase Profitability through Operating Leverage and Rigorous Cost Management.    Adding incremental attendance and driving additional in-park per capita spending affords us with an opportunity to realize gains in profitability because of the fixed cost base and high operating leverage of our business. We also employ rigorous cost management techniques to drive additional operating efficiencies. For example, we utilize a centralized procurement and strategic sourcing team and participate in several cooperative buying organizations to leverage our purchases company-wide and have also recently consolidated our marketing spending with a single agency to streamline our marketing efforts.

•

Pursue Disciplined Capital Deployment, Expansion and Acquisition Opportunities.    We pursue a disciplined capital deployment strategy focused on the development and improvement of rides, attractions and shows, as well as seek to leverage our strong brands and expertise to pursue selective domestic and international expansion and acquisition opportunities. As part of this strategy, we seek to replicate successful capital investments in particular attractions across multiple theme parks, as we did with our Journey to Atlantis watercoaster that premiered in SeaWorld Orlando and was later introduced in the other SeaWorld theme parks. We have been successful in grouping our theme parks and water parks near each other, which allows us to operate companion theme parks with reduced overhead costs and creates revenue opportunities through multi-park tickets and other joint marketing initiatives. For example, in November 2012, we acquired Knott’s Soak City Chula Vista water park, which we rebranded and relaunched as Aquatica San Diego on June 1, 2013, near our SeaWorld San Diego theme park. We also evaluate new domestic theme park opportunities as well as potential joint venture opportunities that would allow us to expand internationally by combining our brands and zoological and operational expertise with third-party capital.

•

Leverage and Expand Our Brands to Increase Awareness and Create New Opportunities.    Our brands are highly regarded and are primarily based on our own intellectual property, which provides us with opportunities to leverage our intellectual property portfolio and develop new media, entertainment and consumer products. For example, on May 24, 2013, we opened Antarctica: Empire of the Penguin at our SeaWorld Orlando theme park that features a new animated penguin character, Puck, and coincides with the launch of new in-park merchandise, mobile gaming and consumer products designed around the Puck character. In addition, we are able to expand into new media platforms by partnering with others to create new, powerful entertainment opportunities. In 2012, we launched Sea Rescue, a Saturday morning television show airing on the ABC Network featuring our work to rescue injured animals in coordination with various government agencies and other rescue organizations, which attracted over 98 million viewers in its first two seasons and has been rated as the number one show in its timeslot in a number of major U.S. markets since its debut. More recently, in October 2013, we introduced our newest television program, The Wildlife Docs.

•

Continue our Support of Species Conservation, Sustainability and Animal Welfare.    Our zoological know-how and coast-to-coast presence provide us with significant opportunities to contribute to global species conservation, sustainability and animal welfare initiatives. For example, our employees regularly assist in animal rescue efforts, and the non-profit SeaWorld & Busch Gardens Conservation Fund, of which we are the primary supporter and corporate member, makes grants to wildlife research and species conservation projects worldwide. Our species conservation efforts and philanthropic activities generate positive awareness and goodwill for our business. These efforts are a core part of our corporate culture and identity and resonate with our customers.

Our Industry

We believe that the theme park industry is an attractive sector characterized by a proven business model that generates significant cash flow and has clear avenues for growth. Theme parks offer a strong consumer value proposition, particularly when compared to other forms of out-of-home entertainment such as concerts, sporting events, cruises and movies. As a result, theme parks attract a broad range of guests and generally exhibit strong margins across regions, operators, park types and macroeconomic conditions.

According to the IBISWorld Report, the U.S. theme park industry, which hosts approximately 315 million visitors per year, is comprised of a large number of venues ranging from a small group of high attendance, heavily-themed destination theme parks to a large group of lower attendance local theme parks and family entertainment centers. According to the TEA/AECOM Report, the United States is the largest theme park market in the world with five of the ten largest theme park operators and 12 of the 25 most-visited theme parks in the world. In 2013, the U.S. theme park industry is expected to generate approximately $14.7 billion in revenues, according to the IBISWorld Report.

Risks Related to Our Business and this Offering

Investing in our common stock involves substantial risks, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the theme park industry and the broader entertainment industry. Some of the more significant challenges and risks include the following:

•

we could be adversely affected by a decline in discretionary consumer spending or consumer confidence. Difficult economic conditions and the unavailability of discretionary income may adversely impact attendance figures and guest spending patterns at our theme parks, which could adversely affect our revenue and profitability;

•

various factors beyond our control, including natural disasters, bad weather or forecasts of bad weather, an outbreak of infectious disease affecting our animals and a rise in oil prices and travel costs, could adversely affect attendance and guest spending patterns at our theme parks;

•

our inability to protect our valuable intellectual property rights, including as a result of intellectual property infringement claims by others resulting in the loss of our intellectual property rights, could adversely affect our business;

•

incidents or adverse publicity involving the risk of accidents, illnesses, environmental incidents and other incidents concerning our theme parks or the theme park industry generally could harm our brands and reputation, as well as negatively impact our revenue and profitability;

•	adverse litigation judgments or settlements could reduce our profitability or limit our ability to operate our business;

•

changes in or violations of federal and state regulations governing the treatment of animals, or the loss of licenses and permits required to exhibit animals, could materially adversely affect our business;

•	featuring animals at our theme parks involves some degree of risk to our employees and guests which could materially adversely affect us;

•	the loss of key personnel, including members of our senior management team who have extensive experience in the industry, may adversely affect our business;

•	the restrictions in our debt agreements may limit our flexibility in operating our business;

•

our substantial leverage could, among other things, adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under our indebtedness; and

•	other factors set forth under “Risk Factors” in this prospectus.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Recent Developments

Initial Public Offering

On April 24, 2013, we completed an initial public offering of our common stock at a price to the public of $27.00 per share. In the initial public offering, the Company issued and sold 10,000,000 shares of common stock and the selling stockholders offered and sold 19,900,000 shares of common stock. Our initial public offering raised net proceeds to the Company, after deducting underwriting discounts and commissions, expenses and transaction costs, of $245.4 million, a portion of which was used to redeem $140.0 million aggregate principal amount of our 11% Senior Notes due 2016 (the “Senior Notes”), to make a one-time payment of $46.3 million to an affiliate of Blackstone in connection with the termination of the 2009 Advisory Agreement and to repay $37.0 million of our Term B Loan (as defined below) under our senior secured credit agreement (the “Senior Secured Credit Facilities”). The Company did not receive any of the proceeds from the sale of the shares sold by the selling stockholders in our initial public offering.

Amendments to Our Senior Secured Credit Facilities

On May 14, 2013 and August 9, 2013, we entered into Amendment No. 5 and Amendment No. 6, respectively (collectively, the “Amendments”), to our Senior Secured Credit Facilities. Pursuant to the Amendments, among other things, we refinanced our Term A Loan (as defined below) and Term B Loan into new Term B-2 Loans (as defined below), extended the final maturity date of our term loan facilities, reduced future principal and interest payments, provided for additional future borrowings and made certain other amendments.

Antarctica: Empire of the Penguin

On May 24, 2013, we opened Antarctica: Empire of the Penguin, a realm within our SeaWorld Orlando theme park themed to the snowy continent that includes a new attraction with innovative ride technology. Antarctica immerses guests into a penguin habitat and features the new animated penguin character, Puck. The attraction coincides with the launch of new in-park merchandise, mobile gaming and consumer products designed around the Puck character.

Aquatica San Diego

In November 2012, we acquired the Knott’s Soak City Chula Vista water park in California from a subsidiary of Cedar Fair L.P. This water park was rebranded and relaunched as Aquatica San Diego on June 1, 2013 after undergoing extensive renovations. Aquatica San Diego is located near our SeaWorld San Diego theme park and is the latest theme park to be added to our portfolio.

Share Repurchase

Concurrently with this offering, we have also agreed to repurchase 1.5 million shares of our common stock from the selling stockholders. This repurchase was approved by the special committee comprised of two of our independent, disinterested directors as being in the best interests of the Company and its stockholders other than the selling stockholders.

In connection with the repurchase, we entered into an agreement with the selling stockholders to repurchase, concurrently with the closing of this offering, 1.5 million shares of our common stock directly from such selling stockholders in a private, non-underwritten transaction at a price per share equal to the price paid by the underwriters in this offering. We refer to this repurchase as the “share repurchase.”

We intend to fund the share repurchase with cash on hand. As a result, the funding of the share repurchase will, if completed, decrease the amount of cash on our balance sheet.

The consummation of the share repurchase will be contingent on the satisfaction of customary closing conditions. The completion of the share repurchase is conditioned upon, among other things, the completion of this offering, but the closing of this offering is not conditioned upon the consummation of the share repurchase, and there can be no assurance that the share repurchase will be consummated.

The description and the other information in this prospectus regarding the share repurchase is included in this prospectus solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.

Corporate History and Information

SeaWorld Entertainment, Inc. was incorporated in Delaware on October 2, 2009 in connection with the 2009 Transactions and changed its name from “SW Holdco, Inc.” to SeaWorld Entertainment, Inc. on December 13, 2012.

Our principal executive offices are located at 9205 South Park Center Loop, Suite 400, Orlando, Florida 32819, and our telephone number is (407) 226-5011. We maintain a website at www.seaworldentertainment.com, as well as a number of other theme park specific and marketing websites. The information contained on our websites or that can be accessed through our websites neither constitutes part of this prospectus nor is incorporated by reference herein.

Our Sponsor

Blackstone is one of the world’s leading investment and advisory firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Through its different investment businesses, as of September 30, 2013, Blackstone had assets under management of approximately $248.1 billion.

After the completion of this offering, affiliates of Blackstone will no longer control a majority of the voting power of our outstanding common stock. However, Blackstone will continue to be able to significantly influence us and their interests may not in all cases be aligned with our or your interests. For a discussion of certain risks, potential conflicts and other matters associated with Blackstone’s ownership of our common stock, see “Risk Factors—Risks Related to Our Business and Our Industry—Affiliates of Blackstone will continue to be able to significantly influence our decisions after the completion of this offering and their interests may conflict with ours or yours in the future,” “Description of Capital Stock” and “Certain Relationships and Related Party Transactions.”

THE OFFERING

Common stock offered by the selling stockholders	15,000,000 shares of common stock.

Common stock to be outstanding after this offering and the share repurchase	91,785,717 shares of common stock (assuming a repurchase by the Company of 1.5 million shares of common stock from the selling stockholders).

Option to purchase additional shares of common stock from the selling stockholders	2,250,000 shares of common stock.

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of the shares of our common stock in this offering, including upon the sale of shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in this offering. We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Share repurchase	We have entered into an agreement with the selling stockholders to repurchase, concurrently with the closing of this offering, 1.5 million shares of our common stock directly from such selling stockholders in a private, non-underwritten transaction at a price per share equal to the price paid by the underwriters in this offering. The share repurchase was approved by the special committee comprised of two of our independent, disinterested directors. The completion of the share repurchase is conditioned upon, among other things, the completion of this offering, but the completion of this offering is not conditioned upon the completion of the share repurchase.

Risk factors	See “Risk Factors” beginning on page 17 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	In June 2013, our Board of Directors adopted a policy to pay, subject to legally available funds, a regular quarterly cash dividend. Pursuant to this policy, the Company paid quarterly cash dividends of $0.20 per share on July 1 and October 1, 2013.

We intend to continue to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. However, the payment of any future dividends will be at the discretion of our Board of Directors and our Board of Directors may, at any time, modify or revoke our dividend policy on our common stock. See “Dividend Policy” and “Description of Indebtedness” for a description of the restrictions on our ability to pay dividends.

NYSE ticker symbol	“SEAS.”

Conflicts of Interest	Affiliates of Blackstone Advisory Partners L.P. own (through their ownership of Class A Units and Class B Units in certain of the Partnerships that own our common stock) in excess of 10% of our issued and outstanding common stock and, as selling stockholders in this offering, will receive in excess of 5% of the net proceeds of this offering. Because Blackstone Advisory Partners L.P. is an underwriter in this offering and its affiliates are expected to receive more than 5% of the net proceeds of this offering and because affiliates of Blackstone Advisory Partners L.P. own in excess of 10% of our issued and outstanding common stock, Blackstone Advisory Partners L.P. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering will be conducted in accordance with Rule 5121. Pursuant to Rule 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. See “Underwriting (Conflicts of Interest).”

The number of shares of our common stock to be outstanding immediately after the consummation of this offering and the share repurchase is based on 93,285,717 shares of common stock outstanding as of November 15, 2013, and does not give effect to 14,527,673 shares of common stock reserved for future issuance under our 2013 omnibus incentive plan (the “2013 Omnibus Incentive Plan”) as of November 15, 2013.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•	assumes an offering of 15,000,000 shares by the selling stockholders and no exercise of the underwriters’ option to purchase additional shares; and

•	reflects an eight-for-one stock split of our common stock and an increase in our authorized capital stock to 1,000,000,000 shares of common stock, par value $0.01 per share, effected on April 8, 2013.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial and operating data for the periods and as of the dates indicated.

We derived the summary consolidated financial data for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated financial data for the nine months ended September 30, 2013 and 2012 and as of September 30, 2013 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. See “Basis of Presentation.”

Our historical operating results are not necessarily indicative of future operating results.

The summary historical consolidated financial data set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Amounts in thousands, except per share and per capita amounts)
	(Unaudited)
Statement of operations data:
Net revenues
Admissions	$747,610	$715,842	$884,407	$824,937	$730,368
Food, merchandise and other	440,681	444,737	539,345	505,837	465,735

Total revenues	1,188,291	1,160,579	1,423,752	1,330,774	1,196,103
Costs and expenses
Cost of food, merchandise and other revenues	93,224	99,109	118,559	112,498	97,871
Operating expenses	570,559	560,145	726,509	687,999	673,829
Selling, general and administrative	149,581	150,571	184,920	172,368	159,506
Termination of advisory agreement	50,072	—	—	—	—
Depreciation and amortization	124,154	122,085	166,975	213,592	207,156

Total costs and expenses	987,590	931,910	1,196,963	1,186,457	1,138,362

Operating income (loss)	200,701	228,669	226,789	144,317	57,741
Other income (expense), net	193	2,110	1,563	(1,679)	1,937
Interest expense	72,550	86,263	111,426	110,097	134,383
Loss on early extinguishment of debt and write-off of discounts and deferred financing costs	32,429	—	—	—	—

Income (loss) before income taxes	95,915	144,516	116,926	32,541	(74,705)
Provision for (benefit from) income taxes	31,930	58,273	39,482	13,428	(29,241)

Net income (loss)	$63,985	$86,243	$77,444	$19,113	$(45,464)

Net income (loss) attributable to common stockholders	$63,985	$86,243	$77,444	$19,113	$(45,464)

Per share data(1):
Basic net income (loss) per share	$0.74	$1.05	$0.94	$0.23	$(0.56)

Diluted net income (loss) per share	$0.73	$1.04	$0.93	$0.23	$(0.56)

Weighted-average number of shares used in per share amounts
Basic	86,867	82,480	82,480	81,392	80,800

Diluted	87,531	83,301	83,552	82,024	80,800

Other financial and operating data:
Adjusted EBITDA(2)	$392,487	$365,749	$415,206	$382,059	$343,276
Capital expenditures	$125,852	$154,976	$191,745	$225,316	$120,196
Attendance	18,926	19,862	24,391	23,631	22,433
Total revenue per capita	$62.79	$58.43	$58.37	$56.31	$53.32

	As of September 30, 2013	As of December 31,
	Actual	2012	2011	2010
	(Unaudited)
Consolidated balance sheet data (at end of period):
Cash and cash equivalents	$210,516	$45,675	$66,663	$123,697
Total assets	$2,658,136	$2,521,052	$2,547,095	$2,621,281
Total long-term debt	$1,643,539	$1,823,974	$1,417,887	$1,410,529
Total equity	$729,287	$449,848	$872,467	$949,795

(1)	All share and per share amounts reflect an eight-for-one stock split of our common stock effected on April 8, 2013.

(2)	Under the indenture governing the Senior Notes and under our Senior Secured Credit Facilities, our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing certain indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on Adjusted EBITDA.

The Senior Notes and our Senior Secured Credit Facilities generally define “Adjusted EBITDA” as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as further adjusted to exclude certain unusual, non-cash, and other items permitted in calculating covenant compliance under the indenture governing the Senior Notes and our Senior Secured Credit Facilities.

We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants in the indenture governing the Senior Notes and in our Senior Secured Credit Facilities. Adjusted EBITDA is a material component of these covenants. In addition, investors, lenders, financial analysts and rating agencies have historically used EBITDA-related measures in our industry, along with other measures to evaluate a company’s ability to meet its debt service requirement, to estimate the value of a company and to make informed investment decisions. We also use Adjusted EBITDA in connection with certain components of our executive compensation program as described under “Management—Compensation Discussion and Analysis.”

Adjusted EBITDA is not a recognized term under generally accepted accounting principles in the United States (“GAAP”), and should not be considered in isolation or as a substitute for a measure of our liquidity or performance prepared in accordance with GAAP and is not indicative of income from operations as determined under GAAP. Adjusted EBITDA and other non-GAAP financial measures have limitations which should be considered before using these measures to evaluate our liquidity or financial performance. Adjusted EBITDA, as presented by us, may not be comparable to similarly titled measures of other companies due to varying methods of calculation.

We believe that the most directly comparable GAAP measure to Adjusted EBITDA is net income (loss). The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Unaudited, amounts in thousands)		(Amounts in thousands)
Net income (loss)	$63,985	$86,243	$77,444	$19,113	$(45,464)
Provision for (benefit from) income taxes	31,930	58,273	39,482	13,428	(29,241)
Loss on early extinguishment of debt and write-off of discounts and deferred financing costs(a)	32,429	—	—	—	—
Interest expense	72,550	86,263	111,426	110,097	134,383
Depreciation and amortization expense	124,154	122,085	166,975	213,592	207,156
Termination of advisory agreement(b)	50,072	—	—	—	—
Deferred revenue write-downs(c)	—	—	—	—	17,348
Equity-based compensation expense(d)	4,704	1,361	1,681	823	—
Advisory fee(e)	2,799	5,075	6,201	6,012	4,704
Carve-out costs(f)	—	—	—	6,085	45,330
Other non-cash expenses(g)	8,129	5,282	10,367	12,468	9,060
Debt refinancing costs(h)	892	1,000	1,000	441	—
Chula Vista acquisition(i)	843	167	630	—	—

Adjusted EBITDA	$392,487	$365,749	$415,206	$382,059	$343,276 (j)

(a)	Reflects a $15.4 million premium paid for the early redemption of $140.0 million aggregate principal amount of our Senior Notes using net proceeds from our initial public offering in April 2013, along with a write-off of approximately $5.5 million in related discount and deferred financing costs and a write-off of approximately $11.5 million of certain capitalized debt issuance costs in connection with Amendment No. 5 to our Senior Secured Credit Facilities.
(b)	Reflects a one-time fee of $46.3 million paid to an affiliate of Blackstone in connection with the termination of the 2009 Advisory Agreement, and a related write-off of prepaid advisory fees of $3.8 million. In connection with our initial public offering, the 2009 Advisory Agreement was terminated on April 24, 2013 in accordance with its terms. See “Certain Relationships and Related Party Transactions—2009 Advisory Agreement.”
(c)	Reflects amortization of deferred revenue that would have occurred absent purchase accounting relating to the 2009 Transactions.
(d)	Reflects non-cash compensation expenses associated with the grants of equity compensation and partnership interests in the Partnerships.
(e)	Reflects historical fees paid to an affiliate of the Sponsor under the 2009 Advisory Agreement.

(f)	Reflects certain carve-out costs and savings related to our separation from ABI and the establishment of certain operations at the Company on a stand-alone basis. These amounts primarily consist of the cost of third-party professional services, relocation expenses, severance costs and cost savings related to the termination of certain employees.
(g)	Reflects non-cash expenses related to miscellaneous asset write-offs and non-cash gains/losses on foreign currencies which were expensed.
(h)	Reflects costs which were expensed related to the amendments to our Senior Secured Credit Facilities.
(i)	Reflects costs related to our acquisition of the Knott’s Soak City Chula Vista water park and pre-opening costs related to Aquatica San Diego.
(j)	The adjustments for the year ended December 31, 2010 include approximately $20.9 million of adjustments permitted under our debt covenants related to our separation from ABI and certain restructuring costs. As we established some of the services provided to us by ABI at the Company, such services became part of our ongoing cost structure and accordingly, we did not use these adjustments for any periods subsequent to the year ended December 31, 2010. Adjusted EBITDA excluding such adjustments would have been $322,376 for the year ended December 31, 2010.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks as well as the other information included in this prospectus, including “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in the Company.

Risks Related to Our Business and Our Industry

We could be adversely affected by a decline in discretionary consumer spending or consumer confidence.

Our success depends to a significant extent on discretionary consumer spending, which is heavily influenced by general economic conditions and the availability of discretionary income. The recent severe economic downturn, coupled with high volatility and uncertainty as to the future global economic landscape, has had and continues to have an adverse effect on consumers’ discretionary income and consumer confidence.

Difficult economic conditions and recessionary periods may adversely impact attendance figures, the frequency with which guests choose to visit our theme parks and guest spending patterns at our theme parks. The actual or perceived weakness in the economy could also lead to decreased spending by our guests. For example, in 2009 and 2010, we experienced a decline in attendance as a result of the global economic crisis, which in turn adversely affected our revenue and profitability. Both attendance and total per capita spending at our theme parks are key drivers of our revenue and profitability, and reductions in either can materially adversely affect our business, financial condition and results of operations.

Various factors beyond our control could adversely affect attendance and guest spending patterns at our theme parks.

Various factors beyond our control could adversely affect attendance and guest spending patterns at our theme parks. These factors could also affect our suppliers, vendors, insurance carriers and other contractual counterparties. Such factors include:

•	war, terrorist activities or threats and heightened travel security measures instituted in response to these events;

•	outbreaks of pandemic or contagious diseases or consumers’ concerns relating to potential exposure to contagious diseases;

•

natural disasters, such as hurricanes, fires, earthquakes, tsunamis, tornados, floods and volcanic eruptions and man-made disasters such as the oil spill in the Gulf of Mexico, which may deter travelers from scheduling vacations or cause them to cancel travel or vacation plans;

•	bad weather and even forecasts of bad weather, including abnormally hot, cold and/or wet weather, particularly during weekends, holidays or other peak periods;

•	changes in the desirability of particular locations or travel patterns of our guests;

•	low consumer confidence;

•

oil prices and travel costs and the financial condition of the airline, automotive and other transportation-related industries, any travel-related disruptions or incidents and their impact on travel; and

•

actions or statements by U.S. and foreign governmental officials related to travel and corporate travel-related activities (including changes to the U.S. visa rules) and the resulting public perception of such travel and activities.

Any one or more of these factors could adversely affect attendance and total per capita spending at our theme parks, which could materially adversely affect our business, financial condition and results of operations.

Our intellectual property rights are valuable, and any inability to protect them could adversely affect our business.

Our intellectual property, including our trademarks, service marks, domain names, copyrights, patent and other proprietary rights, constitutes a significant part of the value of the Company. To protect our intellectual property rights, we rely upon a combination of trademark, copyright, patent, trade secret and unfair competition laws of the United States and other countries, as well as contract provisions and third-party policies and procedures governing internet/domain name registrations. However, there can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. We may be unable to prevent the misappropriation, infringement or violation of our intellectual property rights, breaching any contractual obligations to us, or independently developing intellectual property that is similar to ours, any of which could reduce or eliminate any competitive advantage we have developed, adversely affect our revenues or otherwise harm our business.

We have obtained and applied for numerous U.S. and foreign trademark and service mark registrations and will continue to evaluate the registration of additional trademarks and service marks or other intellectual property, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. A failure to obtain registrations for our intellectual property in the United States and other countries could limit our ability to protect our intellectual property rights and impede our marketing efforts in those jurisdictions.

We are actively engaged in enforcement and other activities to protect our intellectual property rights. If it became necessary for us to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of our personnel, and we may not prevail. In addition, any repeal or weakening of laws or enforcement in the United States or internationally intended to protect intellectual property rights could make it more difficult for us to adequately protect our intellectual property rights, negatively impacting their value and increasing the cost of enforcing our rights.

We may be subject to claims for infringing the intellectual property rights of others, which could be costly and result in the loss of significant intellectual property rights.

We cannot be certain that we do not and will not infringe the intellectual property rights of others. We have been in the past, and may be in the future, subject to litigation and other claims in the ordinary course of our business based on allegations of infringement or other violations of the intellectual property rights of others. Regardless of their merits, intellectual property claims can divert the efforts of our personnel and are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial money damages or discontinue, modify, or rename certain products or services that are found to be in violation of another party’s rights. We may have to seek a license (if available on acceptable terms, or at all) to continue offering products and services, which may significantly increase our operating expenses.

Incidents or adverse publicity concerning our theme parks or the theme park industry generally could harm our brands or reputation as well as negatively impact our revenues and profitability.

Our brands and our reputation are among our most important assets. Our ability to attract and retain customers depends, in part, upon the external perceptions of the Company, the quality of our theme parks and services and our corporate and management integrity. The operation of theme parks involves the risk of accidents, illnesses, environmental incidents and other incidents which may negatively affect the perception of guest and employee safety, health, security and guest satisfaction and which could negatively impact our brands or reputation and our business and results of operations. An accident or an injury at any of our theme parks or at theme parks operated by competitors, particularly an accident or an injury involving the safety of guests and employees, that receives media attention, is the topic of a book, film, documentary or is otherwise the subject of public discussions, may harm our brands or reputation, cause a loss of consumer confidence in the Company, reduce attendance at our theme parks and negatively impact our results of operations. Such incidents have occurred in the past and may occur in the future. In addition, other types of adverse publicity concerning our business or the theme park industry generally could harm our brands, reputation and results of operations. The considerable expansion in the use of social media over recent years has compounded the impact of negative publicity.

Animals in our care are important to our theme parks, and they could be exposed to infectious diseases.

Many of our theme parks are distinguished from those of our competitors in that we offer guest interactions with animals. Individual animals, specific species of animals or groups of animals in our collection could be exposed to infectious diseases. While we have never had any such experiences, an outbreak of an infectious disease among any animals in our theme parks or the public’s perception that a certain disease could be harmful to human health may materially adversely affect our animal collection, our business, financial condition and results of operations.

We are subject to complex federal and state regulations governing the treatment of animals which can change and to claims and lawsuits by activist groups before government regulators and in the courts.

We operate in a complex and evolving regulatory environment and are subject to various federal and state statutes and regulations and international treaties implemented by federal law. The states in which we operate also regulate zoological activity involving the import and export of exotic and native wildlife, endangered and/or otherwise protected species, zoological display and anti-cruelty statutes. We incur significant compliance costs in connection with these regulations and violation of such regulations could subject us to fines and penalties and result in the loss of our licenses and permits, which, if occurred, could impact our ability to display certain animals. Future amendments to existing statutes, regulations and treaties or new statutes, regulations and treaties may potentially restrict our ability to maintain our animals, or to acquire new ones to supplement or sustain our breeding programs or otherwise adversely affect our business.

Additionally, from time to time, animal activist and other third-party groups may make claims before government agencies and/or bring lawsuits against us. Such claims and lawsuits sometimes are based on allegations that we do not properly care for some of our featured animals. On other occasions, such claims and/or lawsuits are specifically designed to change existing law or enact new law in order to impede our ability to retain, exhibit, acquire or breed animals. While we seek to structure our operations to comply with all applicable federal and state laws and vigorously defend ourselves when sued, there are no assurances as to the outcome of future claims and lawsuits that could be brought against us. In addition, associated negative publicity could adversely affect our reputation and results of operations.

Featuring animals at our theme parks involves risks.

Our theme parks feature numerous displays and interactions that include animals. All animal enterprises involve some degree of risk. All animal interaction by our employees and our guests in attractions in our theme parks, where offered, involves risk. While we maintain strict safety procedures for the protection of our employees and guests, injuries or death, while rare, have occurred in the past. For example, in February 2010, a trainer was killed while engaged in an interaction with a killer whale. Following this incident, we were subject to an inspection by the U.S. Department of Labor’s Occupational Safety and Health Administration (OSHA), which resulted in three citations concerning alleged violations of the Occupational Safety and Health Act and certain regulations thereunder. We have appealed certain of these citations and the appeal process is ongoing. In connection with this incident, we reviewed and revised our safety protocols and made certain safety-related facility enhancements. This incident has also been and continues to be the subject of significant media attention, including television and newspaper coverage, a documentary and a book, as well as discussions in social media. This incident and similar events that may occur in the future may harm our reputation, reduce attendance and negatively impact our business, financial condition and results of operations.

In addition, six killer whales are presently on loan to a third party. Although the occurrence of any accident or injury involving these killer whales would be outside of our control, any such occurrence could negatively affect our business and reputation.

We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to animal enterprise related businesses in the theme park industry. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available, or the availability of coverage for specific risks.

If we lose licenses and permits required to exhibit animals and/or violate laws and regulations, our business will be adversely affected.

We are required to hold government licenses and permits, some of which are subject to yearly or periodic renewal, for purposes of possessing, exhibiting and maintaining animals. Although our theme parks’ licenses and permits have always been renewed in the past, in the event that any of our licenses or permits are not renewed or any of our licenses or permits are revoked, portions of the affected theme park might not be able to remain open for purpose of displaying or retaining the animals covered by such license or permit. Such an outcome could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to periodic inspections by federal and state agencies and the subsequent issuance of inspection reports. While we believe that we comply with, or exceed, requisite care and maintenance standards that apply to our animals, government inspectors can cite us for alleged statutory or regulatory violations. In unusual instances when we are cited for an alleged deficiency, we are most often given the opportunity to correct any purported deficiencies without penalty. It is possible, however, that in some cases a federal or state regulator could seek to impose monetary fines on us. In the past, when we have been subjected to governmental claims for fines, the amounts involved were not material to our business, financial condition or results of operations. However, while highly unlikely, we cannot predict whether any future fines that regulators might seek to impose would materially adversely affect our business, financial condition or results of operations.

Moreover, many of the statutes under which we operate allow for the imposition of criminal sanctions. While neither of the foregoing situations are likely to occur, either could negatively affect the business, financial condition or results of operations at our theme parks.

A significant portion of our revenues are generated in the States of Florida, California and Virginia and in the Orlando market. Any risks affecting such markets, such as natural disasters and travel-related disruptions or incidents, may materially adversely affect our business, financial condition and results of operations.

Approximately 55%, 20% and 11% of our revenues in 2012 were generated in the States of Florida, California and Virginia, respectively. In addition, our revenues and results of operations depend significantly on the results of our Orlando theme parks. The Orlando theme park market is extremely competitive, with a high concentration of theme parks operated by several companies.

Any risks described in this prospectus, such as the occurrence of natural disasters and travel-related disruptions or incidents, affecting the States of Florida, California and Virginia generally or our Orlando theme parks in particular may materially adversely affect our business, financial condition or results of operations, especially if they have the effect of decreasing attendance at our theme parks or, in extreme cases, cause us to close any of our theme parks for any period of time. For example, in 2004, the State of Florida was impacted by Hurricanes Charley, Frances and Jeanne, which caused extensive physical damage and power outages in various parts of the State of Florida. Although we attempted to manage our exposure to such events by implementing our hurricane preparedness plan, our theme parks located in Orlando and Tampa, Florida experienced closures of several days as a result of these storms.

Because we operate in a highly competitive industry, our revenues, profits or market share could be harmed if we are unable to compete effectively.

The entertainment industry, and the theme park industry in particular, is highly competitive. Our theme parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, home entertainment options, sports attractions, restaurants and vacation travel.

Principal direct competitors of our theme parks include theme parks operated by The Walt Disney Company, Universal Studios, Six Flags, Cedar Fair, Merlin Entertainments and Hershey Entertainment and Resorts Company. The principal competitive factors of a theme park include location, price, originality and perceived quality of the rides and attractions, the atmosphere and cleanliness of the theme park, the quality of its food and entertainment, weather conditions, ease of travel to the theme park (including direct flights by major airlines), and availability and cost of transportation to a theme park. Certain of our direct competitors have substantially greater financial resources than we do, and they may be able to adapt more quickly to changes in guest preferences or devote greater resources to promotion of their offerings and attractions than us. Our competitors may be able to attract guests to their theme parks in lieu of our own through the development or acquisition of new rides, attractions or shows that are perceived by guests to be of a higher quality and entertainment value. As a result, we may not be able to compete successfully against such competitors.

If we lose key personnel, our business may be adversely affected.

Our success depends in part upon a number of key employees, including members of our senior management team who have extensive experience in the industry. The loss of the services of our key employees could have a materially adverse effect on our business. Presently, we do not have employment agreements with any of our key employees.

Increased labor costs and employee health and welfare benefits may reduce our results of operations.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and employees. Increased labor costs due to competition, increased minimum wage or employee benefit costs or otherwise, would adversely impact our operating expenses. The Patient Protection and Affordable Care Act of 2010 and the amendments thereto contain provisions which could materially impact our future healthcare costs. While the legislation’s ultimate impact is not yet known, it is possible that these changes could significantly increase our compensation costs, which would reduce our net income and adversely affect our cash flows.

Unionization activities or labor disputes may disrupt our operations and affect our profitability.

Although none of our employees are currently covered under collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future. If some or all of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs.

Although we maintain binding policies that require employees to submit to a mandatory alternative dispute resolution procedure in lieu of other remedies, as employers, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or materially adversely affect our business, financial condition or results of operations.

Our business depends on our ability to meet our workforce needs.

Our success depends on our ability to attract, train, motivate and retain qualified employees to keep pace with our needs, including employees with certain specialized skills in the field of animal training and care. If we are unable to do so, our results of operations and cash flows may be adversely affected.

In addition, we employ a significant seasonal workforce. We recruit year-round to fill thousands of seasonal staffing positions each season and work to manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. There is no assurance that we will be able to recruit and hire adequate seasonal personnel as the business requires or that we will not experience material increases in the cost of securing our seasonal workforce in the future. Increased seasonal wages or an inadequate workforce could materially adversely affect our business, financial condition or results of operations.

Our growth strategy may not achieve the anticipated results.

Our future success will depend on our ability to grow our business, including through capital investments to improve existing and create new theme parks, rides, attractions and shows, as well as in-park product offerings and product offerings outside of our theme parks. Our growth and innovation strategies require significant commitments of management resources and capital investments and may not grow our revenues at the rate we expect or at all. As a result, we may not be able to recover the costs incurred in developing our new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect our business, financial condition or results of operations.

We may not be able to fund theme park capital expenditures and investment in future attractions and projects.

A principal competitive factor for a theme park is the originality and perceived quality of its rides and attractions. We need to make continued capital investments through maintenance and the regular addition of new rides and attractions. Our ability to fund capital expenditures will depend on our ability to generate sufficient cash flow from operations and to raise capital from third parties. We cannot assure you that our operations will be able to generate sufficient cash flow to fund such costs, or that we will be able to obtain sufficient financing on adequate terms, or at all, which could cause us to delay or abandon certain projects or plans.

The high fixed cost structure of theme park operations can result in significantly lower margins if revenues decline.

A large portion of our expenses is relatively fixed because the costs for full-time employees, maintenance, animal care, utilities, advertising and insurance do not vary significantly with attendance. These fixed costs may increase at a greater rate than our revenues and may not be able to be reduced at the same rate as declining revenues. If cost-cutting efforts are insufficient to offset declines in revenues or are impracticable, we could experience a material decline in margins, revenues, profitability and reduced or negative cash flows. Such effects can be especially pronounced during periods of economic contraction or slow economic growth, such as the recent economic recession.

If we are unable to maintain certain commercial licenses, our business, reputation and brand could be adversely affected.

We rely on licenses from Sesame Workshop to use the Sesame Place tradename and trademark and certain other intellectual property rights, including titles, marks, characters, logos and designs from the Sesame Street television series within our Sesame Place theme park and with respect to Sesame Street themed areas within certain areas of some of our other theme parks, as well as in connection with the sales of certain Sesame Street themed products. Our use of these intellectual property rights is subject to the approval of Sesame Workshop and the licenses may be terminated in certain limited circumstances or in the event of our bankruptcy. Furthermore, the current term of both the Sesame Place theme park license and the multi-park license expire on December 31, 2021, and there is no assurance that we will be able to renegotiate the use of such intellectual property on commercially acceptable terms or at all. The new terms of the licenses may significantly increase our operating expenses, or otherwise adversely affect our business.

ABI is the owner of the Busch Gardens trademarks and domain names. ABI has granted us a perpetual, exclusive, worldwide, royalty-free license to use the Busch Gardens trademark and certain related domain names in connection with the operation, marketing, promotion and advertising of certain of our theme parks, as well as in connection with the production, use, distribution and sale of merchandise sold in connection with such theme parks. Under the license, we are required to indemnify ABI against losses related to our use of the marks. If we were to lose or have to renegotiate this license, our business may be adversely affected.

Changes in consumer tastes and preferences for entertainment and consumer products could reduce demand for our entertainment offerings and products and adversely affect the profitability of our business.

The success of our business depends on our ability to consistently provide, maintain and expand theme park attractions as well as create and distribute media programming, online material and consumer products that meet changing consumer preferences. In addition, consumers from outside the United States constitute an increasingly important portion of our theme park attendance, and our success depends in part on our ability to successfully predict and adapt to tastes and preferences of this consumer group. If our entertainment offerings and products do not achieve sufficient consumer acceptance or if consumer preferences change, our business, financial condition or results of operations could be materially adversely affected.

Our existing debt agreements contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

Our existing debt agreements contain, and documents governing our future indebtedness may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, pay dividends and other distributions, make capital expenditures, make certain loans, investments and other restricted payments, enter into agreements restricting our subsidiaries’ ability to pay dividends, engage in certain transactions with stockholders or affiliates, sell certain assets or engage in mergers, acquisitions and other business combinations, amend or otherwise alter the terms of our indebtedness, alter the business that we conduct, guarantee indebtedness or incur other contingent obligations and create liens. Our existing debt agreements also require, and documents governing our future indebtedness may require, us to meet certain financial ratios and tests. Our ability to comply with these and other provisions of the existing debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or non-compliance with any of these financial ratios and tests could result in an event of default under the existing debt agreements, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. Variable rate indebtedness subjects us to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of September 30, 2013, our total indebtedness was approximately $1,643.5 million. Our high degree of leverage could have important consequences, including the following: (i) a substantial portion of our cash flow from operations is dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes in the future may be limited; (iii) certain of the borrowings are at variable rates of interest, which will increase our vulnerability to increases in interest rates; (iv) we are at a competitive disadvantage to lesser leveraged competitors; (v) we may be unable to adjust rapidly to changing market conditions; (vi) the debt service requirements of our other indebtedness could make it more difficult for us to satisfy our financial obligations; and (vii) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.

Our ability to make scheduled payments of the principal of, or to pay interest on, or to refinance indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. If unable to generate sufficient cash flow to service our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could cause us to default on our obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. We from time to time may increase the amount of our indebtedness, modify the terms of our financing arrangements, issue dividends, make capital expenditures and take other actions that may substantially increase our leverage.

Despite our significant leverage, we may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our significant leverage.

Our operating results are subject to seasonal fluctuations.

We have historically experienced and expect to continue to experience seasonal fluctuations in our annual theme park attendance and revenue, which are typically higher in our second and third quarters, partly because six of our theme parks are only open for a portion of the year. Approximately two-thirds of our attendance and revenues are generated in the second and third quarters of the year and we typically incur a net loss in the first and fourth quarters. In addition, school vacations and school start dates also cause fluctuations in our quarterly theme park attendance and revenue.

Furthermore, the operating season at some of our theme parks, including Adventure Island, Aquatica San Diego, Busch Gardens Williamsburg, Water Country USA and Sesame Place, is of limited duration. In addition, most of our expenses for maintenance and costs of adding new attractions at our seasonal theme parks are incurred when the operating season is over, which may increase the need for borrowing to fund such expenses during such periods.

When conditions or events described in this section occur during the operating season, particularly during the second and third quarters, there is only a limited period of time during which the impact of those conditions or events can be mitigated. Accordingly, such conditions or events may have a disproportionately adverse effect on our revenues and cash flow.

We may not realize the benefits of acquisitions or other strategic initiatives.

Our business strategy may include selective expansion, both domestically and internationally, through acquisitions of assets or other strategic initiatives, such as joint ventures, that allow us to profitably expand our business and leverage our brands. The success of our acquisitions depends on effective integration of acquired businesses and assets into our operations, which is subject to risks and uncertainties, including realization of anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention from other business concerns, and undisclosed or potential legal liabilities of an acquired businesses or assets. Additionally, any international transactions are subject to additional risks, including the impact of economic fluctuations in economies outside of the United States, difficulties and costs of staffing and managing foreign operations due to distance, language and cultural differences, as well as political instability and lesser degree of legal protection in certain jurisdictions, currency exchange fluctuations and potentially adverse tax consequences of overseas operations.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

We are subject to allegations, claims and legal actions arising in the ordinary course of our business, which may include claims by third parties, including guests who visit our theme parks, our employees or regulators. The outcome of many of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer and our insurance costs may increase.

We seek to maintain comprehensive insurance coverage at commercially reasonable rates. Although we maintain various safety and loss prevention programs and carry property and casualty insurance to cover certain risks, our insurance policies do not cover all types of losses and liabilities. There can be no assurance that our insurance will be sufficient to cover the full extent of all losses or liabilities for which we are insured, and we cannot guarantee that we will be able to renew our current insurance policies on favorable terms, or at all. In addition, if we or other theme park operators sustain significant losses or make significant insurance claims, then our ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected.

We may be unable to purchase or contract with third-party manufacturers for our theme park rides and attractions.

We may be unable to purchase or contract with third parties to build high quality rides and attractions and to continue to service and maintain those rides and attractions at competitive or beneficial prices, or to provide the replacement parts needed to maintain the operation of such rides. In addition, if our third-party suppliers’ financial condition deteriorates or they go out of business, we may not be able to obtain the full benefit of manufacturer warranties or indemnities typically contained in our contracts or may need to incur greater costs for the maintenance, repair, replacement or insurance of these assets.

Our operations and our ownership of property subject us to environmental requirements, and to environmental expenditures and liabilities.

We incur costs to comply with environmental requirements, such as those relating to water use, wastewater and storm water management and disposal, air emissions control, hazardous materials management, solid and hazardous waste disposal, and the clean-up of properties affected by regulated materials.

We have been required and continue to investigate and clean-up hazardous or toxic substances or chemical releases, and other releases, from current or formerly owned or operated facilities. In addition, in the ordinary course of our business, we generate, use and dispose of large volumes of water, including saltwater, which requires us to comply with a number of federal, state and local regulations and to incur significant expenses. Failure to comply with such regulations could subject us to fines and penalties and/or require us to incur additional expenses. Although we are not now classified as a large quantity generator of hazardous waste, we do store and handle hazardous materials to operate and maintain our equipment and facilities and have done so historically.

We cannot assure you that we will not be required to incur substantial costs to comply with new or expanded environmental requirements in the future or to investigate or clean-up new or newly identified environmental conditions, which could also impair our ability to use or transfer the affected properties and to obtain financing.

Cyber security risks and the failure to maintain the integrity of internal or guest data could result in damages to our reputation and/or subject us to costs, fines or lawsuits.

We collect and retain large volumes of internal and guest data, including credit card numbers and other personally identifiable information, for business purposes, including for transactional or target marketing and promotional purposes, and our various information technology systems enter, process, summarize and report such data. We also maintain personally identifiable information about our employees. The integrity and protection of our guest, employee and Company data is critical to our business and our guests and employees have a high expectation that we will adequately protect their personal information. The regulatory environment, as well as the requirements imposed on us by the credit card industry, governing information, security and privacy laws is increasingly demanding and continue to evolve. Maintaining compliance with applicable security and privacy regulations may increase our operating costs and/or adversely impact our ability to market our theme parks, products and services to our guests. Furthermore, a penetrated or compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss, fraudulent or unlawful use of guest, employee or Company data which could harm our reputation or result in remedial and other costs, fines or lawsuits.

The suspension or termination of any of our business licenses may have a negative impact on our business.

We maintain a variety of business licenses issued by federal, state and local authorities that are renewable on a periodic basis. We cannot guarantee that we will be successful in renewing all of our licenses on a periodic basis. The suspension, termination or expiration of one or more of these licenses could materially adversely affect our revenues and profits. In addition, any changes to the licensing requirements for any of our licenses could affect our ability to maintain the licenses.

We have a limited operating history as a stand-alone company, which makes it difficult to predict our future prospects and financial performance.

We began operating as a stand-alone company in December 2009, following the 2009 Transactions, and, as a result, have a limited operating history as an independent company. Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. There can be no assurance that we will be able to successfully meet the challenges, uncertainties, expenses and difficulties encountered by us or that we will be successful in accomplishing our objectives. Our limited operating history as a stand-alone company makes it difficult to predict our future prospects and financial performance.

Affiliates of Blackstone will continue to be able to significantly influence our decisions after the completion of this offering and their interests may conflict with ours or yours in the future.

Immediately following this offering of common stock and the share repurchase, affiliates of Blackstone will beneficially own approximately 46.0% of our common stock. As a result, investment funds associated with or designated by affiliates of Blackstone will have the ability to elect members of our Board of Directors and thereby continue to influence our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Blackstone may be interested in making acquisitions that increase our indebtedness or in selling revenue-generating assets. Additionally, in certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes.

Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. For example, Blackstone owns a substantial stake in Merlin Entertainments Group, which operates the Legoland theme parks, and certain other investments in the leisure and hospitality industries.

Our amended and restated certificate of incorporation provides that none of Blackstone, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as affiliates of Blackstone continue to own a significant amount of our combined voting power, even if such amount is less than 50%, Blackstone will continue to be able to influence our decisions and, so long as Blackstone and its affiliates collectively own at least 5% of all outstanding shares of our stock entitled to vote generally in the election of directors, it will be able to appoint individuals to our Board of Directors under the stockholders agreement. In addition, Blackstone will be able to influence the outcome of all matters requiring stockholder approval and prevent a change of control of the Company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may change significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to continue to be volatile. The stock market recently has experienced significant volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at or above the offering price due to a number of factors such as those listed in “—Risks Related to Our Business and Our Industry” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally, or those of amusement and theme parks companies;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission (the “SEC”);

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We cannot assure you that we will continue to pay dividends on our common stock, and our indebtedness could limit our ability to continue to pay dividends on our common stock.

We intend to continue to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. However, the payment of any future dividends will be at the discretion of our Board of Directors and there can be no assurance that we will continue to pay dividends in the future. For more information, see “Dividend Policy. ”

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the consummation of this offering and the share repurchase, we will have a total of 91,785,717 shares of common stock outstanding (based on the number of shares outstanding as of November 15, 2013). All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including affiliates of Blackstone) may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The 44,212,089 shares held by the Partnerships and certain of our directors, officers and employees immediately following the consummation of this offering and the share repurchase will represent approximately 48.2% of our total outstanding shares of common stock following this offering and the share repurchase, based on the number of shares outstanding as of November 15, 2013. Such shares will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors, executive officers and the selling stockholders have each agreed with the underwriters, subject to certain exceptions (including with respect to any shares to be sold in the share repurchase), not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting.”

Upon the expiration of the lock-up agreements described above, shares held by the Partnerships and certain of our directors, officers and employees will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144. In addition, pursuant to a registration rights agreement entered into in connection with the 2009 Transactions, we granted the Partnerships the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, the Partnerships could cause the prevailing market price of our common stock to decline. Following the completion of this offering and the share repurchase, the shares covered by registration rights will represent approximately 46.0% of our outstanding common stock (or 43.6%, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, the shares of our common stock reserved for future issuance under the 2013 Omnibus Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable. A total of 15,000,000 shares of common stock was reserved for issuance under the 2013 Omnibus Incentive Plan, of which 14,527,673 shares of common stock remain available for future issuance at November 15, 2013. The special pricing committee of the Board of Directors may determine the exact number of shares to be reserved for future issuance under the 2013 Omnibus Incentive Plan at its discretion.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified Board of Directors with staggered three-year terms;

•	the ability of our Board of Directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•

the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors; and

•

that certain provisions may be amended only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Upon completion of this offering, we will no longer be a “controlled company” within the meaning of the NYSE rules and the rules of the SEC. However, we may continue to rely on exemptions from certain corporate governance requirements during a one year transition period.

Blackstone will no longer own a majority of our outstanding common stock after the completion of this offering. As a result, we will no longer be a “controlled company” within the meaning of the corporate governance standards contained in Section 303A of the NYSE Listed Company Manual. Consequently, the NYSE rules will require that we (i) appoint a majority of independent directors to our Board of Directors within one year of the date we no longer qualify as a “controlled company” and (ii) appoint at least one independent director to each of the compensation and nominating and governance committees on the date we no longer qualify as a “controlled company,” at least a majority of independent directors within 90 days of such date and that the compensation and nominating and governance committees be composed entirely of independent directors within one year of such date. During these transition periods, we may continue to utilize the available exemptions from certain corporate governance requirements as permitted by the NYSE rules.

Accordingly, during the transition periods you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

In addition, although we will no longer be a “controlled company” after the completion of this offering, Blackstone will continue to be able to significantly influence our decisions. See “Risk Factors—Risks Related to Our Business and Our Industry—Affiliates of Blackstone will continue to be able to significantly influence our decisions after the completion of this offering and their interests may conflict with ours or yours in the future,” “Description of Capital Stock” and “Certain Relationships and Related Party Transactions.”

We may be unsuccessful in implementing required internal controls over financial reporting.

As a result of becoming a public company, pursuant to Section 404 of the Sarbanex-Oxley Act of 2002, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting.

In connection with the audit for the years ended December 31, 2011 and December 31, 2012 and the review for the nine months ended September 30, 2013, we identified certain significant deficiencies in our internal controls over financial reporting. If we fail to remediate the significant deficiencies identified, fail to remediate any significant deficiencies or material weaknesses that may be identified in the future, or encounter problems or delays in the implementation of internal controls over financial reporting, we may be unable to conclude that our internal controls over financial reporting are effective. Any failure to develop or maintain effective controls or any difficulties encountered in our implementation of our internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis, which could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Ineffective internal controls could cause investors to lose confidence in us and the reliability of our financial statements and cause a decline in the price of our common stock.

Non-U.S. holders who own or owned more than a certain ownership threshold may be subject to United States federal income tax on gain realized on the disposition of our common stock.

We believe that we are currently a U.S. real property holding corporation for U.S. federal income tax purposes. So long as our common stock continues to be regularly traded on an established securities market, a non-U.S. holder (as defined in “Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders”) who purchases common stock in this offering and holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock. Non-U.S. holders should consult their own tax advisors concerning the consequences of disposing of shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of historical facts included in this prospectus, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, our results of operations, financial position and our business outlook, business trends and other information referred to under “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements. When used in this prospectus, the words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following risks, uncertainties and factors:

•	a decline in discretionary consumer spending or consumer confidence;

•	various factors beyond our control adversely affecting attendance and guest spending at our theme parks;

•	inability to protect our intellectual property or the infringement on intellectual property rights of others;

•	incidents or adverse publicity concerning our theme parks;

•	outbreak of infectious disease affecting our animals;

•	change in federal and state regulations governing the treatment of animals;

•	featuring animals at our theme parks;

•	the loss of licenses and permits required to exhibit animals;

•	significant portion of revenues generated in the States of Florida, California and Virginia and the Orlando market;

•	inability to compete effectively;

•	loss of key personnel;

•	increased labor costs;

•	unionization activities or labor disputes;

•	inability to meet workforce needs;

•	inability to execute our growth strategy;

•	inability to fund theme park capital expenditures;

•	high fixed cost structure of theme park operations;

•	inability to maintain certain commercial licenses;

•	changing consumer tastes and preferences;

•	restrictions in our debt agreements limiting flexibility in operating our business;

•	our substantial leverage;

•	seasonal fluctuations;

•	inability to realize the benefits of acquisitions or other strategic initiatives;

•	adverse litigation judgments or settlements;

•	inadequate insurance coverage;

•	inability to purchase or contract with third-party manufacturers for rides and attractions;

•	environmental regulations, expenditures and liabilities;

•	cyber security risks;

•	suspension or termination of any of our business licenses;

•	our limited operating history as a stand-alone company; and

•	although we will no longer be a “controlled company” after the completion of this offering, Blackstone will be able to significantly influence our decisions.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the shares of our common stock in this offering. Pursuant to the registration rights agreement entered into in connection with the 2009 Transactions, we will pay all expenses (other than the underwriting discount and commissions) of the selling stockholders in connection with this offering. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders, including any sales pursuant to the option to purchase additional shares.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on the NYSE under the symbol “SEAS” since April 19, 2013. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low intraday sales prices per share of our common stock, as reported by the NYSE, for the periods indicated.

	High	Low
2013
Quarter ended June 30, 2013	$39.65	$30.26
Quarter ended September 30, 2013	$39.19	$28.38

The closing sale price of our common stock, as reported by the NYSE, on December 6, 2013 was $29.66. As of November 15, 2013, there were 148 holders of record of our common stock.

DIVIDEND POLICY

In 2011 and 2012, we paid special dividends of $110.1 million and $500.0 million, respectively, to our stockholders (net of required withholdings).

In June 2013, our Board of Directors adopted a policy to pay a regular quarterly cash dividend. Pursuant to this policy, we paid quarterly cash dividends of $0.20 per share on July 1 and October 1, 2013.

We intend to continue to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. However, the payment of any future dividends will be at the discretion of our Board of Directors and our Board of Directors may, at any time, modify or revoke our dividend policy on our common stock.

Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to SeaWorld Entertainment, Inc. to pay dividends is limited by covenants in our Senior Secured Credit Facilities and the indenture governing the Senior Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness” for a description of the restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness,” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of September 30, 2013
(Dollars in thousands, except per share amount)
Cash and cash equivalents(1)	$210,516

Long-term debt, including current portion of long-term debt:
Senior Secured Credit Facility:
Revolving Credit Facility	$—
Term B-2 Loans	1,401,487
Senior Notes	260,000
Unamortized discount on long term-debt	(17,948)

Total debt	1,643,539

Stockholders’ equity:
Preferred stock, $0.01 par value, 100,000,000 shares authorized, no shares issued or outstanding at September 30, 2013	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized, 89,626,525 shares, issued and outstanding at September 30, 2013(1)(2)	896
Additional paid-in capital	688,927
Accumulated other comprehensive gain	199
Retained earnings	39,265

Total stockholders’ equity(1)	729,287

Total capitalization(1)	$2,372,826

(1)	We will use cash on hand to fund the share repurchase and any repurchased shares will no longer be outstanding but will be held in treasury. As a result of the share repurchase, the amounts of our cash and cash equivalents, treasury stock, total stockholders’ equity and total capitalization will be adjusted accordingly.
(2)	The number of outstanding shares excludes 3,677,309 unvested shares of common stock held by certain participants in the Company’s equity compensation plan and 14,505,710 shares of common stock reserved for future issuance under the 2013 Omnibus Incentive Plan as of September 30, 2013.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial and operating data as of the dates and for each of the fiscal years ended December 31, 2012, 2011 and 2010, for the one month period ended December 31, 2009 and as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012.

The selected financial data as of and for each of the fiscal years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and the selected financial data for the one month period ended December 31, 2009 have been derived from our audited consolidated financial statements not included in this prospectus. The selected financial data as of and for the nine months ended September 30, 2013 and for the nine months ended September 30, 2012 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical operating results are not necessarily indicative of future operating results.

On December 1, 2009, investment funds affiliated with Blackstone and certain co-investors, through SeaWorld Entertainment, Inc. and its wholly-owned subsidiary, SWPEI, acquired 100% of the equity interests of Sea World LLC and SeaWorld Parks & Entertainment LLC (f/k/a Busch Entertainment Corporation) from subsidiaries of Anheuser-Busch Companies, Inc. The Predecessor Financial Information is not presented in this prospectus because it is not comparable and therefore not meaningful to a prospective investor. The Predecessor Financial Information does not fully reflect our operations on a stand-alone basis and we believe would not materially contribute to an investor’s understanding of our historical financial performance. The Predecessor Financial Information prepared on a basis comparable with our consolidated financial statements included in this prospectus is not available and cannot be provided without unreasonable effort and expense. We believe that the omission of the Predecessor Financial Information would not have a material impact on an investor’s understanding of our financial results and condition, cash flows and related trends.

The following tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,			One Month Period Ended December 31,
	2013	2012	2012	2011	2010	2009(1)
	(Amounts in thousands, except per share and per capita amounts)
	(Unaudited)
Statement of operations data:
Net revenues
Admissions	$747,610	$715,842	$884,407	$824,937	$730,368	$45,060
Food, merchandise and other	440,681	444,737	539,345	505,837	465,735	27,918

Total revenues	1,188,291	1,160,579	1,423,752	1,330,774	1,196,103	72,978
Costs and expenses
Cost of food, merchandise and other revenues	93,224	99,109	118,559	112,498	97,871	5,472
Operating expenses	570,559	560,145	726,509	687,999	673,829	51,957
Selling, general and administrative	149,581	150,571	184,920	172,368	159,506	11,544
Termination of advisory agreement	50,072	—	—	—	—	—
Depreciation and amortization	124,154	122,085	166,975	213,592	207,156	17,973
Acquisition-related expenses	—	—	—	—	—	67,966

Total costs and expenses	987,590	931,910	1,196,963	1,186,457	1,138,362	154,912

Operating income (loss)	200,701	228,669	226,789	144,317	57,741	(81,934)
Other income (expense), net	193	2,110	1,563	(1,679)	1,937	30
Interest expense	72,550	86,263	111,426	110,097	134,383	11,501
Loss on early extinguishment of debt and write-off of discounts and deferred financing costs	32,429	—	—	—	—	—

Income (loss) before income taxes	95,915	144,516	116,926	32,541	(74,705)	(93,405)
Provision for (benefit from) income taxes	31,930	58,273	39,482	13,428	(29,241)	(35,664)

Net income (loss)	$63,985	$86,243	$77,444	$19,113	$(45,464)	$(57,741)

Net income (loss) attributable to common stockholders	$63,985	$86,243	$77,444	$19,113	$(45,464)	$(57,741)

Per share data(2):
Basic net income (loss) per share	$0.74	$1.05	$0.94	$0.23	$(0.56)	$(0.71)

Diluted net income (loss) per share	$0.73	$1.04	$0.93	$0.23	$(0.56)	$(0.71)

Weighted-average number of shares used in per share amounts
Basic	86,867	82,480	82,480	81,392	80,800	80,800

Diluted	87,531	83,301	83,552	82,024	80,800	80,800

Other financial and operating data:
Capital expenditures	$125,852	$154,976	$191,745	$225,316	$120,196	$3,149
Attendance	18,926	19,862	24,391	23,631	22,433	1,402
Total revenue per capita	$62.79	$58.43	$58.37	$56.31	$53.32	$52.05

	As of September 30,	As of December 31,
	2013	2012	2011	2010
	(Amounts in thousands)
	(Unaudited)
Consolidated balance sheet data (at end of period):
Cash and cash equivalents	$210,516	$45,675	$66,663	$123,697
Total assets	$2,658,136	$2,521,052	$2,547,095	$2,621,281
Total long-term debt	$1,643,539	$1,823,974	$1,417,887	$1,410,529
Total equity	$729,287	$449,848	$872,467	$949,795

(1)	Reflects our financial results from December 1, 2009 to December 31, 2009, which is the period in which we first became an independent, stand-alone entity in connection with the 2009 Transactions.
(2)	All share and per share amounts reflect an eight-for-one stock split of our common stock effected on April 8, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Selected Historical Consolidated Financial Data” and the historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Business Overview

We are a leading theme park and entertainment company delivering personal, interactive and educational experiences that blend imagination with nature and enable our customers to celebrate, connect with and care for the natural world we share. We own or license a portfolio of globally recognized brands, including SeaWorld, Shamu and Busch Gardens. Over our more than 50 year history, we have built a diversified portfolio of 11 destination and regional theme parks that are grouped in key markets across the United States, many of which showcase our one-of-a-kind collection of approximately 67,000 marine and terrestrial animals. Our theme parks feature a diverse array of rides, shows and other attractions with broad demographic appeal which deliver memorable experiences and a strong value proposition for our guests. In addition to our theme parks, we have recently begun to leverage our brands into media, entertainment and consumer products. During the year ended December 31, 2012, we hosted more than 24 million guests in our theme parks, including approximately 3.5 million international guests from over 55 countries and six continents. During the nine months ended September 30, 2013, we hosted approximately 18.9 million guests, including approximately 2.9 million international guests. In the year ended December 31, 2012 and the nine months ended September 30, 2013, we had total revenues of $1,423.8 million and $1,188.3 million, respectively, and net income of $77.4 million and $64.0 million, respectively.

Key Business Metrics Evaluated by Management

Attendance

We define attendance as the number of guest visits to our theme parks. Increased attendance drives increased admission revenue to our theme parks as well as total in-park spending. The level of attendance at our theme parks is a function of many factors, including the opening of new attractions and shows, weather, global and regional economic conditions, competitive offerings and overall consumer confidence in the economy.

Total Revenue Per Capita

Total revenue per capita, defined as total revenue divided by total attendance, consists of admission per capita and in-park per capita spending:

•

Admission Per Capita.    We calculate admission per capita for any period as total admission revenue divided by total attendance. Theme park admissions accounted for approximately 62% of our revenue for the year ended December 31, 2012. Over the same period of time, we reported $36.26 in admission per capita, representing an increase of 3.9%. For the nine months ended September 30, 2013, theme park admissions accounted for approximately 63% of our revenue and we reported $39.50 in admission per capita, representing on increase of 9.6% from the same period in 2012. Admission per capita is driven by ticket pricing, the mix of tickets purchased (such as single day, multi-day and annual pass) and the mix of attendance by theme parks visited.

•

In-Park Per Capita Spending.     We calculate in-park per capita spending for any period as total food, merchandise and other revenue divided by total attendance. For the year ended December 31, 2012, in-park per capita spending accounted for approximately 38% of our revenue. Over the same time period, we reported $22.11 of in-park per capita spending, representing an increase of 3.3%. For the nine months ended September 30, 2013, food, merchandise and other revenue accounted for approximately 37% of our total revenue and we reported $23.28 of in-park per capita spending, representing an increase of 4.0% from the same period in 2012. In-park per capita spending is driven by pricing changes, penetration levels (percentage of guests purchasing), new product offerings, the mix of guests and the mix of in-park spending.

Trends Affecting Our Results of Operations

Our success depends to a significant extent on discretionary consumer spending, which is heavily influenced by general economic conditions and the availability of discretionary income. The recent severe economic downturn, coupled with high volatility and uncertainty as to the future global economic landscape, has had and continues to have an adverse effect on consumers’ discretionary income and consumer confidence. Difficult economic conditions and recessionary periods may adversely impact attendance figures, the frequency with which guests choose to visit our theme parks and guest spending patterns at our theme parks. Historically, our revenue and attendance growth have been highly correlated with domestic economic growth, as reflected in the gross domestic product (GDP) and the overall level of growth in domestic consumer spending. For example, in 2009 and 2010, we experienced a decline in attendance as a result of the global economic crisis, which in turn adversely affected our revenue and profitability. We expect that forecasted moderate improvements in GDP and growth in domestic consumer spending will have a positive impact on our future performance. Both attendance and total per capita spending at our theme parks are key drivers of our revenue and profitability, and reductions in either can materially adversely affect our business, financial condition, results of operations and cash flows.

Principal Factors Affecting Our Results of Operations

Revenues

Our revenues are driven primarily by attendance in our theme parks and the level of per capita spending for admission to the theme parks and per capita spending inside the theme parks for culinary, merchandise and other in-park experiences. The level of attendance in our theme parks is a function of many factors, including the opening of new attractions and shows, weather, global and regional economic conditions, competitive offerings and consumer confidence. The per capita spending for admission to the theme parks is driven by ticket pricing, the mix of ticket type purchased (such as single day, multi-day, and annual pass) and the mix of attendance by theme parks visited. In-park per capita spending is driven by pricing changes, penetration levels (percentage of guests purchasing), new product offerings, the mix of guests and the mix of in-park spending. For other factors affecting our revenues, see “Risk Factors—Risks Related to Our Business and Our Industry.”

In addition to the theme parks, we are also involved in entertainment, media, and consumer product businesses that leverage our intellectual property. While these businesses currently do not represent a material percentage of our revenue, they are important strategic drivers in terms of consumer awareness and brand building. We aim to expand these businesses into a greater source of revenue in the future.

Costs and Expenses

The principal costs of our operations are employee salaries, employee benefits, advertising, maintenance, animal care, utilities and insurance. Factors that affect our costs and expenses include commodity prices, costs for construction, repairs and maintenance, other inflationary pressures and attendance levels. A large portion of our expenses is relatively fixed because the costs for full-time employees, maintenance, animal care, utilities, advertising and insurance do not vary significantly with attendance. For factors affecting our costs and expenses, see “Risk Factors—Risks Related to Our Business and Our Industry.”

We barter theme park admission products for advertising and various other products and services. The fair value of the admission products is recognized into revenue and related expenses at the time of the exchange and approximates the fair value of the goods or services received.

Results of Operations

The following discussion provides an analysis of our unaudited condensed consolidated financial data for the nine months ended September 30, 2013 and 2012 and our audited consolidated financial data for the years ended December 31, 2012, 2011 and 2010. This data should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Comparison of the Nine Months Ended September 30, 2013 and 2012

The following table presents key operating and financial information for the nine months ended September 30, 2013 and 2012:

	For the Nine Months Ended September 30,
	2013	2012
	(Unaudited, amounts in thousands, except per capita amounts)
Statement of operations data:
Net revenues
Admissions	$747,610	$715,842
Food, merchandise and other	440,681	444,737

Total revenues	1,188,291	1,160,579

Costs and expenses
Cost of food, merchandise and other revenues	93,224	99,109
Operating expenses	570,559	560,145
Selling, general and administrative	149,581	150,571
Termination of advisory agreement	50,072	—
Depreciation and amortization	124,154	122,085

Total costs and expenses	987,590	931,910

Operating income	200,701	228,669
Other income, net	193	2,110
Interest expense	72,550	86,263
Loss on early extinguishment of debt and write-off of discounts and deferred financing costs	32,429	—

Income before income taxes	95,915	144,516
Provision for income taxes	31,930	58,273

Net income	$63,985	$86,243

Other data:
Attendance	18,926	19,862
Total revenue per capita	$62.79	$58.43

Admissions revenue.    Admissions revenue for the nine months ended September 30, 2013 increased $31.8 million (4.4%) to $747.6 million as compared to $715.8 million for the nine months ended September 30, 2012. The increase in revenue was a result of a 9.6% increase in admission per capita from $36.04 in the first nine months of 2012 to $39.50 in the first nine months of 2013 offset largely by a 4.7% decrease in total attendance. The improvement in admission per capita was primarily a result of higher ticket pricing and yield management strategies implemented at the beginning of 2013. Attendance for the first nine months of 2013 declined primarily due to the anticipated impact of these new pricing and yield management strategies, which increased revenue but reduced low yielding and free attendance. Also contributing to the decline was unexpected adverse weather conditions, particularly during the second quarter and in July of 2013. The unfavorable timing of Easter on March 31 in 2013 also contributed to the attendance decline as it caused an overlap with the spring break holiday period for schools in many of our key markets.

Food, merchandise and other revenue.    Food, merchandise and other revenue for the nine months ended September 30, 2013 decreased $4.0 million (0.9%) to $440.7 million as compared to $444.7 million for the nine months ended September 30, 2012. This decrease was a result of the decrease in attendance offset by a 4.0% increase in in-park per capita spending from $22.39 in the nine months ended September 30, 2012 to $23.28 in the nine months ended September 30, 2013. The increase in in-park per capita spending was due to targeted price increases and increased penetration and in-park offerings reflecting our continued efforts to provide incremental and enhanced service offerings.

Costs of food, merchandise and other revenues.    Costs of food, merchandise and other revenues for the nine months ended September 30, 2013 decreased $5.9 million (5.9%) to $93.2 million as compared to $99.1 million for the nine months ended September 30, 2012. These costs represent 21.2% of related revenue earned for the nine months ended September 30, 2013 and 22.3% of related revenue earned for the nine months ended September 30, 2012.

Operating expenses.    Operating expenses for the nine months ended September 30, 2013 increased by $10.4 million (1.9%) to $570.5 million as compared to $560.1 million for the nine months ended September 30, 2012. The increase was primarily a result of increased direct labor costs, additional operating costs to support new attractions and our new Aquatica San Diego park which opened in 2013, and miscellaneous asset write-offs, offset by successful expense reductions implemented during the year. Operating expenses reflected 48.0% of total revenues for the nine months ended September 30, 2013 and 48.3% for the nine months ended September 30, 2012.

Selling, general and administrative.    Selling, general and administrative expenses for the nine months ended September 30, 2013 decreased by $1.0 million (0.7%) to $149.6 million as compared to $150.6 million for the nine months ended September 30, 2012. This decrease was primarily a result of the elimination of the 2009 Advisory Agreement fees due to the termination of this agreement in April 2013, offset by additional equity compensation expense primarily related to a new restricted stock grant in April 2013 as well as an increase in corporate salaries due to planned additions to our corporate structure as a result of our initial public offering and the related increased public company requirements. As a percentage of total revenue, selling, general and administrative expenses were 12.6% in the nine months ended September 30, 2013 compared to 13.0% in the nine months ended September 30, 2012.

Termination of advisory agreement.    In connection with the completion of our initial public offering on April 24, 2013, the 2009 Advisory Agreement was terminated. In connection with such termination, we paid a termination fee of $46.3 million to an affiliate of Blackstone and recorded a write-off of $3.8 million in 2013 prepaid advisory fees.

Depreciation and amortization.    Depreciation and amortization expense for the nine months ended September 30, 2013 increased by $2.1 million (1.7%) to $124.2 million as compared to $122.1 million for the nine months ended September 30, 2012 due to the impact of fully depreciated assets offset by new asset additions.

Interest expense.    Interest expense for the nine months ended September 30, 2013 decreased $13.7 million (15.9%) to $72.6 million as compared to $86.3 million for the nine months ended September 30, 2012, primarily reflecting the effects of our March 2012 and May 2013 amendments to the terms of our Senior Secured Credit Facilities, which reduced our interest rates as well as the redemption of $140.0 million of our Senior Notes and the repayment of $37.0 million under our Term B Loan in April 2013 with a portion of the net proceeds from our initial public offering.

Loss on early extinguishment of debt and write-off of discounts and deferred financing costs.    Loss on early extinguishment of debt and write-off of discounts and deferred financing costs of $32.4 million for the nine months ended September 30, 2013 relates to a $15.4 million premium paid for the early redemption of $140.0 million of our Senior Notes with a portion of the net proceeds from our initial public offering in April 2013, along with a write-off of approximately $5.5 million in related discounts and deferred financing costs and the write-off of approximately $11.5 million of certain debt issuance costs in connection with Amendment No. 5 to our Senior Secured Credit Facilities.

Provision for income taxes.    The provision for income taxes for the nine months ended September 30, 2013 was $31.9 million compared to $58.3 million in the nine months ended September 30, 2012. The decrease primarily results from the decrease in pretax income in the first nine months of 2013 compared to the first nine months of 2012 along with a decrease in our effective income tax rate (from 40.3% to 33.3%). Our effective income tax rate decreased due to certain tax credits along with changes in our state tax compliance structure.

Comparison of the Years Ended December 31, 2012 and 2011

The following table presents key operating and financial information for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
	(Amounts in thousands, except per capita amounts)
Statement of operations data:
Net revenues
Admissions	$884,407	$824,937
Food, merchandise and other	539,345	505,837

Total revenues	1,423,752	1,330,774

Costs and expenses
Cost of food, merchandise and other revenues	118,559	112,498
Operating expenses	726,509	687,999
Selling, general and administrative	184,920	172,368
Depreciation and amortization	166,975	213,592

Total costs and expenses	1,196,963	1,186,457

Operating income	226,789	144,317
Other income (expense), net	1,563	(1,679)
Interest expense	111,426	110,097

Income before income taxes	116,926	32,541
Provision for income taxes	39,482	13,428

Net income	$77,444	$19,113

Other data:
Attendance	24,391	23,631
Total revenue per capita	$58.37	$56.31

Admissions revenue.    Admissions revenue for the year ended December 31, 2012 increased $59.5 million (7%) to $884.4 million as compared to $824.9 million for the year ended December 31, 2011. The increase in revenue was a result of a 4% increase in admission per capita from $34.91 in 2011 to $36.26 in 2012 and a 3% increase in total attendance. The increase in admission per capita was primarily a result of higher ticket pricing and reduced discounts corresponding with the opening of the Manta rollercoaster at SeaWorld San Diego and the Aquatica attraction at SeaWorld San Antonio, as well as increased real consumer spending growth from improved macroeconomic conditions. Increased attendance was primarily driven by increased real consumer spending, as well as the opening of the Manta rollercoaster at SeaWorld San Diego, the Aquatica attraction at SeaWorld San Antonio, the TurtleTrek attraction at SeaWorld Orlando and the Verbolten rollercoaster at Busch Gardens Williamsburg.

Food, merchandise and other revenue.    Food, merchandise and other revenue for the year ended December 31, 2012 increased $33.5 million (7%) to $539.3 million as compared to $505.8 million for the year ended December 31, 2011. The increase in revenue was a result of a 3% increase in in-park per capita spending from $21.41 in 2011 to $22.11 in 2012 and a 3% increase in total attendance. The increase in in-park per capita spending was driven primarily by price increases and product promotion.

Costs of food, merchandise and other revenues.    Costs of food, merchandise and other revenues for the year ended December 31, 2012 increased $6.1 million (5%) to $118.6 million as compared to $112.5 million for the year ended December 31, 2011. These costs represent 21.9% of related revenue earned for the year ended December 31, 2012 and 22.2% of related revenue earned for the year ended December 31, 2011.

Operating expenses.    Operating expenses for the year ended December 31, 2012 increased $38.5 million (6%) to $726.5 million as compared to $688.0 million for the year ended December 31, 2011. The increase was primarily driven by increased operating costs relating to new attractions and increased variable costs due to our higher sales volume. These expenses reflected 51.0% of total revenues for the year ended December 31, 2012 and 51.7% for the year ended December 31, 2011.

Selling, general and administrative.    Selling, general and administrative expenses for the year ended December 31, 2012 increased $12.5 million (7%) to $184.9 million as compared to $172.4 million for the year ended December 31, 2011. This increase primarily reflects an increase in marketing expenditures and higher corporate expenses resulting from the build-out of our corporate office staff.

Depreciation and amortization.    Depreciation and amortization expense for the year ended December 31, 2012 decreased $46.6 million (22%) to $167.0 million as compared to $213.6 million for the year ended December 31, 2011. The decrease was primarily attributable to the partial year impact of assets designated with two-year lives at the December 1, 2009 transaction date, which are now fully depreciated, partially offset by asset additions.

Interest expense.    Interest expense for the year ended December 31, 2012 increased $1.3 million (1%) to $111.4 million as compared to $110.1 million for the year ended December 31, 2011, primarily reflecting the effects of our March 2012 debt refinancing, which increased the amount of our outstanding principal balance of our long-term debt and reduced the interest rates on our long-term debt. See our unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus for a further description of the terms of the refinancing.

Provision for income taxes.    Provision for income taxes for the year ended December 31, 2012 increased $26.1 million (194%) to $39.5 million as compared to $13.4 million for the year ended December 31, 2011, which primarily reflects an increase in taxable earnings and was partially offset by a decrease in our effective income tax rate (from 41.3% to 33.8%). Our effective income tax rate decreased due to changes in our state tax planning structure along with certain non-recurring tax credits.

Comparison of the Years Ended December 31, 2011 and 2010

The following table presents key operating and financial information for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010
	(Amounts in thousands, except per capita amounts)
Statement of operations data:
Net revenues
Admissions	$824,937	$730,368
Food, merchandise and other	505,837	465,735

Total revenues	1,330,774	1,196,103
Costs and expenses
Cost of food, merchandise and other revenues	112,498	97,871
Operating expenses	687,999	673,829
Selling, general and administrative	172,368	159,506
Depreciation and amortization	213,592	207,156

Total costs and expenses	1,186,457	1,138,362

Operating income	144,317	57,741
Other (expense) income, net	(1,679)	1,937
Interest expense	110,097	134,383

Income (loss) before income taxes	32,541	(74,705)
Provision for (benefit from) income taxes	13,428	(29,241)

Net income (loss)	$19,113	$(45,464)

Other data:
Attendance	23,631	22,433
Total revenue per capita	$56.31	$53.32

Admissions revenue.    Admissions revenue in 2011 increased $94.5 million (13%) to $824.9 million as compared to $730.4 million in 2010. The increase in revenue was a result of a 7% increase in admission per capita from $32.56 in 2010 to $34.91 in 2011 and a 5% increase in attendance. The increase in admission per capita was primarily a result of higher ticket pricing and reduced discounts corresponding with increased real consumer spending growth from improved macroeconomic conditions and the opening of the One Ocean show at SeaWorld Orlando, the Cheetah Hunt rollercoaster at Busch Gardens Tampa and Sesame Bay of Play at SeaWorld San Antonio. Increased attendance was primarily driven by increased real consumer spending, as well as the opening of the One Ocean show at SeaWorld Orlando, the Cheetah Hunt rollercoaster at Busch Gardens Tampa, Sesame Bay of Play at SeaWorld San Antonio and the Turtle Reef attraction at SeaWorld San Diego.

Food, merchandise and other revenue.    Food, merchandise and other revenue in 2011 increased $40.1 million (9%) to $505.8 million as compared to $465.7 million in 2010. The increase in revenue was a result of a 5% increase in attendance and a 3% increase in in-park per capita spending from $20.76 in 2010 to $21.41 in 2011. The increase in in-park per capita spending was driven primarily by an increased focus on product promotion at our theme parks and strategic price increases in both food and merchandise.

Costs of food, merchandise and other revenues.    Costs of food, merchandise and other revenues in 2011 increased $14.6 million (15%) to $112.5 million as compared to $97.9 million in 2010.

These costs represent 22.2% of related revenue earned in 2011 as compared to 21.0% of related revenue in 2010 driven primarily by commodity price increases and the impact of inflation.

Operating expenses.    Operating expenses for 2011 increased $14.2 million (2%) to $688.0 million as compared to $673.8 million in 2010. These expenses represent 51.7% of total revenues in 2011 as compared to 56.3% in 2010. The year-over-year dollar increase was primarily driven by increased operating costs relating to new attractions and increases in compensation expense, partially offset by strategic cost reductions, such as staffing and scheduling changes and streamlined operating hours at our theme parks. The reduction in operating expenses as a percentage of total revenues year-over-year represents increased operating leverage.

Selling, general and administrative.    Selling, general and administrative expenses for 2011 increased $12.9 million (8%) to $172.4 million as compared to $159.5 million in 2010. This increase primarily reflects the separation from ABI and establishment of certain stand-alone corporate operations, including legal, payroll, and procurement, partially offset by a reduction in marketing expenditures.

Depreciation and amortization.    Depreciation and amortization expense for 2011 increased $6.4 million (3%) to $213.6 million as compared to $207.2 million in 2010. The increase was primarily attributable to asset additions related to the introduction of several new attractions at our theme parks.

Interest expense.    Interest expense for 2011 decreased $24.3 million (18%) to $110.1 million as compared to $134.4 million in 2010, driven primarily by a reduction in our interest rates on our long-term debt as a result of our refinancings in February and April 2011. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for a further description of the terms of the refinancing.

Provision for (benefit from) income taxes.    Provision for income taxes was $13.4 million for 2011 as compared to an income tax benefit of $29.2 million for 2010, which primarily reflects an increase in taxable earnings increasing our effective income tax rate from 39.1% to 41.3%. Our effective income tax rate increased due to certain non-recurring tax adjustments.

Seasonality and Unaudited Selected Quarterly Results of Operations

The theme park industry is seasonal in nature. Based upon historical results, we generate the highest revenues in the second and third quarters of each year, in part because six of our theme parks are only open for a portion of the year. Approximately two-thirds of our attendance and revenues are generated in the second and third quarters of the year and we typically incur a net loss in the first and fourth quarters. The mix of revenues by quarter is relatively constant, but revenues can shift between the first and second quarters due to the timing of Easter or between the first and fourth quarters due to the timing of Christmas and New Year’s. Even for our five theme parks open year-round, attendance patterns have significant seasonality, driven by holidays, school vacations and weather conditions. One of our goals in managing our business is to continue to generate cash flow throughout the year and minimize the effects of seasonality. In recent years, we have begun to encourage attendance during non-peak times by offering a variety of seasonal programs and events, such as a winter kids festival, spring concert series, and Halloween and Christmas events. In addition, during seasonally slow times, operating costs are controlled by reducing operating hours and show schedules. Employment levels required for peak operations are met largely through part-time and seasonal hiring.

The following table sets forth unaudited selected quarterly results of operations for 2011, 2012 and the first three quarters of 2013. In the opinion of management, the following selected quarterly information includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. This quarterly data is not necessarily indicative of our operating results for any future period.

	2011				2012				2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(Unaudited, amounts in thousands, except per share amounts)

Total revenues	$178,076	$404,210	$496,448	$252,040	$212,442	$425,882	$522,255	$263,173	$238,610	$411,292	$538,389

Operating (loss) income	$(74,307)	$91,664	$152,942	$(25,982)	$(48,279)	$93,086	$183,862	$(1,880)	$(35,873)	$30,980	$205,594

Net (loss) income	$(61,842)	$37,948	$73,853	$(30,846)	$(45,134)	$39,120	$92,257	$(8,799)	$(40,360)	$(15,854)	$120,199

(Loss) earnings per share:
Net (loss) income per share, basic	$(0.77)	$0.47	$0.91	$(0.37)	$(0.55)	$0.47	$1.12	$(0.11)	$(0.49)	$(0.18)	$1.34

Net (loss) income per share, diluted	$(0.77)	$0.46	$0.90	$(0.37)	$(0.55)	$0.47	$1.11	$(0.11)	$(0.49)	$(0.18)	$1.33

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash generated from operations, funds from borrowings and existing cash on hand. Our principal uses of cash include the funding of working capital obligations, debt service, investments in theme parks (including capital projects), and common stock dividends. As of September 30, 2013, we had a working capital balance of approximately $44.6 million. We typically operate with a working capital deficit and we expect that we will continue to have working capital deficits in the future. The working capital deficits are due in part to a significant deferred revenue balance from revenues paid in advance for our theme park admissions products and high turnover of in-park products that results in a limited inventory balance. Our cash flow from operations, along with our revolving credit facilities, have allowed us to meet our liquidity needs while maintaining a working capital deficit.

As market conditions warrant and subject to our contractual restrictions and liquidity position, we, our affiliates and/or our major stockholders, including Blackstone and its affiliates, may from time to time repurchase our outstanding equity and/or debt securities, including the Senior Notes and/or our outstanding bank loans in privately negotiated or open market transactions, by tender offer or otherwise. Any such repurchases may be funded by incurring new debt, including additional borrowings under the Senior Secured Credit Facilities. Any new debt may also be secured debt. We may also use available cash on our balance sheet. The amounts involved in any such transactions, individually or in the aggregate, may be material. Further, since some of our debt may trade at a discount to the face amount, any such purchases may result in our acquiring and retiring a substantial amount of any particular series, with the attendant reduction in the trading liquidity of any such series.

In June 2013, our Board of Directors adopted a policy to pay quarterly dividends. As a result, an initial quarterly cash dividend of $0.20 per share, was declared to all common stockholders of record at the close of business on June 20, 2013, which was paid on July 1, 2013. Additionally, in September 2013, our Board of Directors declared a cash dividend of $0.20 per share to all common stockholders of record at the close of business on September 20, 2013, which was paid on October 1, 2013. Approximately $17.9 million was paid on both July 1, 2013 and October 1, 2013 related to these dividend declarations. Approximately $0.3 million will be paid as certain time restricted shares vest over their requisite service periods. Dividends on certain performance restricted shares were approximately $1.8 million and will accumulate and be paid only if and to the extent the shares vest in accordance with their terms. See Note 12-Dividends to our unaudited condensed consolidated financial statements for further discussion.

In March 2012, the Board of Directors declared a $500.0 million cash dividend to our common stockholders, which at that time consisted of entities controlled by certain affiliates of Blackstone, of which $463.2 million was paid in the nine months ended September 30, 2012. The amount and timing of any future dividends payable on our common stock is within the sole discretion of our Board of Directors. See “Dividend Policy.”

We believe that existing cash and cash equivalents, cash flow from operations, and available borrowings under the Senior Secured Credit Facilities will be adequate to meet the capital expenditures, dividends and working capital requirements of our operations for at least the next 12 months.

The following table presents a summary of our cash flows provided by (used in) operating, investing, and financing activities for the periods indicated:

	For the Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(Unaudited, amounts in thousands)		(Amounts in thousands)
Net cash provided by operating activities	$276,317	$302,648	$303,513	$268,249	$202,281
Net cash used in investing activities	(125,803)	(154,976)	(204,318)	(225,316)	(120,196)
Net cash provided by (used in) financing activities	14,327	(71,492)	(120,183)	(99,967)	(20,500)

Net increase (decrease) in cash and cash equivalents	$164,841	$76,180	$(20,988)	$(57,034)	$61,585

Cash Flows from Operating Activities

Net cash provided by operating activities was $276.3 million during the nine months ended September 30, 2013 as compared to $302.6 million during the nine months ended September 30, 2012. Cash provided by operating activities decreased primarily as a result of the cash payment of $46.3 million for the 2009 Advisory Agreement termination fee in conjunction with our initial public offering in April 2013, partially offset by additional cash generated from theme park operations due to an increase in total revenue primarily related to higher admissions revenue.

Net cash provided by operating activities increased during the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily as a result of the following: (i) an increase in cash generated from theme park operations due to increased theme park attendance, increased theme park admission fees and higher in-park spending per capita on food, merchandise and other in-park spending and (ii) lower costs and expenses as a percentage of sales due to our labor efficiency initiatives and greater economies of scale. The increase in net cash provided by operating activities was partially offset by unfavorable changes in our working capital accounts.

Net cash provided by operating activities increased during the year ended December 31, 2011 as compared to the year ended December 31, 2010 primarily as a result of the following: (i) an increase in cash generated from theme park operations due to increased theme park attendance, increased theme park admission fees and higher in-park spending per capita on food, merchandise and other in-park spending; (ii) lower costs and expenses as a percentage of sales due to our labor efficiency initiatives and greater economies of scale; and (iii) changes in our deferred income tax provision. The increase in net cash provided by operating activities was partially offset by unfavorable changes in our working capital accounts.

Cash Flows from Investing Activities

Investing activities consist principally of capital investments we make in our theme parks for future attractions and infrastructure. Net cash used in investing activities during the nine months ended September 30, 2013 consisted primarily of capital expenditures of $125.9 million largely related to future attractions. Net cash used in investing activities during the nine months ended September 30, 2012 consisted of $155.0 million of capital expenditures largely related to a greater number of attractions opening in 2012 due to capital under-investments in previous years.

Net cash used in investing activities during the year ended December 31, 2012 consisted primarily of capital expenditures of $191.7 million, as well as $12.0 million for the purchase of Knott’s Soak City Chula Vista water park in November 2012. The capital expenditures were largely related to future attractions and zoological safety infrastructure.

Net cash used in investing activities during the year ended December 31, 2011 consisted of capital expenditures of $225.3 million. The level of capital expenditures in 2011 and 2012 was elevated as a result of costs related to building out our corporate infrastructure as a stand-alone company following our separation from ABI, zoological safety infrastructure investments, and catch-up spending due to under-investment in our theme parks prior to the acquisition by Blackstone on December 1, 2009. Excluding the impact of the remaining 2013 and 2014 zoological safety infrastructure investment of approximately $35 million and potential investments for new theme parks, we plan to reduce the level of capital expenditures to an average of approximately 10% of total revenue per year beginning in 2014.

Net cash used in investing activities during the year ended December 31, 2010 consisted of capital expenditures of $120.2 million. Our most significant capital expenditure items during the period included future attractions, exhibits and corporate infrastructure projects.

The amount of our capital expenditures may be affected by general economic and financial conditions, among other things, including restrictions imposed by our borrowing arrangements. We generally expect to fund our 2013 capital expenditures through our operating cash flow.

Cash Flows from Financing Activities

Net cash provided by financing activities during the nine months ended September 30, 2013 was primarily attributable to the receipt of $253.8 million of the proceeds from our initial public offering, net of underwriter discounts and commissions, offset by $185.7 million of repayments of debt which consisted of the redemption of $140.0 million of our Senior Notes and a repayment of $37.0 million of indebtedness under our Term B Loan. During the nine months ended September 30, 2013, we also paid $18.1 million in cash dividends, $15.4 million in a redemption premium for the Senior Notes, $14.0 million in debt issuance costs, $4.7 million in costs incurred in connection with our initial public offering and $3.0 million related to a note payable which was due on September 1, 2013 for the November 2012 acquisition of Knott’s Soak City, a standalone Southern California water park, from an affiliate of Cedar Fair L.P.

Net cash used in financing activities during the nine months ended September 30, 2012 was primarily attributable to cash dividends paid of $463.2 million, $52.5 million in repayments of debt, $36.0 million of repayments on the revolving credit facility and debt issuance costs paid of $7.0 million. This was partially offset by proceeds of $487.2 million from term loan borrowings under the Senior Secured Credit Facilities.

Net cash used in financing activities during the year ended December 31, 2012 was primarily attributable to the following: (i) the payment of a $503.0 million portion of our dividends described above (net of required withholdings), (ii) repayment of $93.7 million of debt under our Senior Secured Credit Facilities and (iii) costs of $7.0 million related to an amendment to the indenture governing our Senior Notes and an amendment to our Senior Secured Credit Facilities. This was partially offset by proceeds of $487.2 million from the term loan borrowings under our Senior Secured Credit Facilities.

Net cash used in financing activities during the year ended December 31, 2011 was primarily attributable to the following: (i) repayment of $586.2 million of our long-term debt in connection with a refinancing of our Senior Secured Credit Facilities, (ii) the payment of a $106.9 million portion of our $110.1 million dividend (net of required withholdings) and (iii) debt issuance costs of $5.9 million related to an amendment to the indenture governing our Senior Notes and an amendment to our Senior Secured Credit Facilities. This was partially offset by the proceeds of $550.3 million from the term loan borrowings under our Senior Secured Credit Facilities, a draw on our revolving credit facility of $36.0 million and $12.8 million of proceeds (net of issuance costs) from the issuance of common stock to the Partnerships described above.

In 2011 and 2012, we declared special dividends of $110.1 million and $500.0 million, respectively, to our stockholders.

Net cash used in financing activities during the year ended December 31, 2010 consisted of repayment of long-term debt of $20.5 million.

Our Indebtedness

The Issuer is a holding company and conducts its operations through its subsidiaries, which have incurred or guaranteed indebtedness as described below.

Senior Secured Credit Facilities

SWPEI is the borrower under our Senior Secured Credit Facilities. The obligations under our Senior Secured Credit Facilities are fully, unconditionally and irrevocably guaranteed by each of the Issuer, any subsidiary of the Issuer that directly or indirectly owns 100% of the issued and outstanding equity interests of SWPEI, and, subject to certain exceptions, each of SWPEI’s existing and future material domestic wholly-owned subsidiaries (collectively, the “Guarantors”). Our Senior Secured Credit Facilities are collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, substantially all SWPEI’s direct or indirect domestic subsidiaries (other than a domestic subsidiary that is a subsidiary of a foreign subsidiary) and 65% of the capital stock of, or other equity interests in, any of SWPEI’s foreign subsidiaries and any of SWPEI’s domestic subsidiaries that are treated as disregarded entities for U.S. federal income tax purposes if substantially all the assets of such domestic subsidiary consist of equity interests of one or more “controlled foreign corporations” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) certain tangible and intangible assets of SWPEI and those of the Guarantors (subject to certain exceptions and qualifications).

As of September 30, 2013, our Senior Secured Credit Facilities consisted of:

•	a $1,401.5 million senior secured term loan facility (the “Term B-2 Loans”), which will mature on May 14, 2020; and

•

a $192.5 million senior secured revolving credit facility (the “Revolving Credit Facility”), which was not drawn upon at September 30, 2013. The Revolving Credit Facility will mature on the earlier of (a) April 24, 2018 or (b) the 91st day prior to the earlier of (1) the maturity date of Senior Notes with an aggregate principal amount greater than $50.0 million outstanding and (2) the maturity date of any indebtedness incurred to refinance the Term B-2 Loans or the Senior Notes, and includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swingline borrowings. As of September 30, 2013, we had approximately $18.5 million of outstanding letters of credit, leaving approximately $174.0 million available for borrowing.

In addition to paying interest on outstanding principal under our Senior Secured Credit Facilities, SWPEI is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.50% per annum. SWPEI is also required to pay customary letter of credit fees.

SWPEI is required to prepay outstanding term loans, subject to certain exceptions, with:

•	50% of SWPEI’s annual “excess cash flow” (with step-downs to 25% and 0%, as applicable, based upon SWPEI’s total leverage ratio), subject to certain exceptions;

•	100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions subject to reinvestment rights and certain exceptions; and

•	100% of the net cash proceeds of any incurrence of debt by SWPEI or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under our Senior Secured Credit Facilities.

SWPEI may voluntarily repay amounts outstanding under our Senior Secured Credit Facilities at any time without premium or penalty, other than prepayment premium on voluntary prepayment of Term B-2 Loans on or prior to May 14, 2014 and customary “breakage” costs with respect to LIBOR loans.

Our Senior Secured Credit Facilities contain a number of significant affirmative and negative covenants. Such covenants, among other things, restrict, subject to certain exceptions, the ability of SWPEI and its restricted subsidiaries to:

•	incur additional indebtedness, make guarantees and enter into hedging arrangements;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase SWPEI’s capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in nature of the business; and

•	make prepayments of junior debt.

Our Senior Secured Credit Facilities also contain covenants requiring SWPEI to maintain specified maximum annual capital expenditures, a maximum net total leverage ratio and a minimum interest coverage ratio. In addition, our Senior Secured Credit Facilities contain certain customary representations and warranties, affirmative covenants and events of default.

In connection with our initial public offering, SWPEI entered into Amendment No. 4 to our Senior Secured Credit Facilities (“Amendment No. 4”) on April 5, 2013 with Bank of America, N.A., as administrative agent, collateral agent, letter of credit issuer and swing line lender, Bank of America, N.A., as lead arranger and bookrunner, and the other agents and lenders party thereto. Amendment No. 4 amends the terms of our existing Senior Secured Credit Facilities to, among other things, permit SWPEI to pay certain distributions and dividends following an initial public offering of the Company in an amount not to exceed the greater of (i) 6% per annum of the net proceeds received by, or contributed to, SWPEI and its restricted subsidiaries from our initial public offering and (ii) an aggregate amount per annum not to exceed:

•	$90.0 million, so long as, after giving pro forma effect to such payment, the total leverage ratio shall be no greater than 5.00 to 1.00 and greater than 4.50 to 1.00,

•	$120.0 million, so long as, after giving pro forma effect to such payment, the total leverage ratio shall be no greater than 4.50 to 1.00 and greater than 4.00 to 1.00,

•

the greater of (a) $120.0 million and (b) 7.5% of “market capitalization,” so long as, after giving pro forma effect to such payment, the total leverage ratio shall be no greater than 4.00 to 1.00 and greater than 3.50 to 1.00; and

•	an unlimited amount, so long as, after giving pro forma effect to such payment, the total leverage ratio shall be no greater than 3.50 to 1.00.

In addition, Amendment No. 4 replaced the then existing $172.5 million senior secured revolving credit facility maturing on February 17, 2016 with a new $192.5 million senior secured revolving credit facility maturing on the date which is the earlier of (a) April 24, 2018 and (b) the 91st day prior to the earlier of the maturity date of any Senior Notes with an aggregate principal amount greater than $50.0 million outstanding and the maturity date of any indebtedness incurred to refinance any of the Term B Loans or the Senior Notes, and the terms of the new senior secured revolving credit facility will be substantially the same as the existing senior secured revolving credit facility, except that the existing applicable margins will be determined based on SWPEI’s corporate family rating in lieu of a secured leverage ratio. Amendment No. 4 also increased the total leverage ratios at which the percentage of “excess cash flow” that is required to be prepaid under our Senior Secured Credit Facilities decreases, refreshed SWPEI’s $175.0 million general investment basket, increased the amount of annual capital expenditures from $165.0 million in any fiscal year to $185.0 million in any fiscal year and refreshed the $25.0 million one year pull forward amount of capital expenditures for the fiscal year ended December 31, 2013 and permitted certain amendments of the terms of the Senior Notes.

On May 14, 2013, SWPEI entered into Amendment No. 5 to our Senior Secured Credit Facilities (“Amendment No. 5”), which amended the terms of the existing Senior Secured Credit Facilities to, among other things, refinance our Term A Loan and our Term B Loan into new Term B-2 Loans, extend the final maturity date of the term loan facilities, reduce future principal and interest payments and provide for additional future borrowings.

The Term B-2 Loans were borrowed in an aggregate principal amount of $1,405.0 million. Borrowings under the Term B-2 Loans bear interest, at SWPEI’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the Bank of America’s prime lending rate and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the British Bankers Association (“BBA”) LIBOR rate for the interest period relevant to such borrowing. The margin for the Term B-2 Loans is 1.25%, in the case of base rate loans, and 2.25%, in the case of LIBOR rate loans, subject to a base rate floor of 1.75% and a LIBOR floor of 0.75%. The applicable margin for the Term B-2 Loans (under either a base rate or LIBOR rate) is subject to one 25 basis point step-down upon achievement by SWPEI of a certain leverage ratio. At September 30, 2013, we selected the LIBOR rate (interest rate of 3.00% at September 30, 2013).

Term B-2 Loans will amortize in equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term B-2 Loans, with the first payment due and paid on September 30, 2013 and the balance due on the final maturity date. The Term B-2 Loans have a final maturity date of May 14, 2020. Amendment No. 5 also permits us to add one or more incremental term loan facilities to the Senior Secured Credit Facilities and/or increase commitments under the Revolving Credit Facility in an aggregate principal amount of up to $350.0 million. We may also incur additional incremental term loans provided that, among other things, on a pro forma basis after giving effect to the incurrence of such incremental term loans, the first lien secured net leverage ratio, as defined in the Senior Secured Credit Facility, is no greater than 3.50 to 1.00.

As a result of Amendment No. 5, approximately $11.5 million of debt issuance costs were written off and are included as loss on early extinguishment of debt and write-off of discounts and deferred financing costs on our unaudited condensed consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2013. As a result of Amendment No. 4 and Amendment No. 5, we capitalized fees totaling approximately $14.0 million, which are amortized to interest expense using weighted average interest method.

On August 9, 2013, SWPEI entered into Amendment No. 6 to our Senior Secured Credit Facilities (“Amendment No. 6”), which amended the terms of the existing Senior Secured Credit Facilities to, among other things, amend the calculation of SWPEI’s covenant Adjusted EBITDA to allow the add back of the $46.3 million termination fee paid in connection with the termination of the 2009 Advisory Agreement.

As of September 30, 2013, we were in compliance in all material respects with all covenants in the provisions contained in the documents governing our Senior Secured Credit Facilities.

See “Description of Indebtedness—Senior Secured Credit Facilities” for further information on our Senior Secured Credit Facilities.

The Senior Notes

On December 1, 2009, SWPEI issued $400.0 million aggregate principal amount of 13.5% Senior Notes due 2016. On March 30, 2012, pursuant to an amendment to the indenture governing the Senior Notes, the interest rate was reduced from 13.5% to 11.0%. Interest on the Senior Notes is payable semi-annually in arrears. The obligations under the Senior Notes are guaranteed by the same entities as those that guarantee our Senior Secured Credit Facilities. As of September 30, 2013, we had $260.0 million aggregate principal amount of the Senior Notes outstanding after redeeming $140.0 million aggregate principal amount of the Senior Notes in April 2013 using a portion of the net proceeds we received in connection with our initial public offering, as described below.

The Senior Notes are senior unsecured obligations and:

•	rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes;

•	rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes; and

•

are effectively subordinated in right of payment to all existing and future secured debt (including obligations under our Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the Senior Notes.

We may redeem some or all of the Senior Notes at any time prior to December 1, 2014, at a price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of the holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of the Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the Senior Notes at December 1, 2014 plus (ii) all required interest payments due on the Senior Notes through December 1, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of the Senior Notes. On or after December 1, 2014, the Senior Notes may be redeemed at 105.5% and 102.75% of the principal amount beginning on December 1, 2014 and 2015, respectively.

We used a portion of the net proceeds received by us in our initial public offering to redeem $140.0 million in aggregate principal amount of the Senior Notes in April 2013 at a redemption price of 111.0% pursuant to a provision in the indenture governing the Senior Notes that permitted us to redeem up to 35% of the aggregate principal amount of the Senior Notes with the net cash proceeds of certain equity offerings and to pay estimated premiums and accrued interest thereon. The redemption premium of $15.4 million, along with a write-off of approximately $5.5 million in related discounts and deferred financing costs is included as loss on early extinguishment of debt and write-off of discounts and deferred financing costs on our unaudited condensed consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2013.

The indenture governing the Senior Notes contains a number of covenants that, among other things, restrict SWPEI’s ability and the ability of its restricted subsidiaries to, among other things:

•	dispose of certain assets;

•	incur additional indebtedness;

•	pay dividends;

•	prepay subordinated indebtedness;

•	incur liens;

•	make capital expenditures;

•	make investments or acquisitions;

•	engage in mergers or consolidations; and

•	engage in certain types of transactions with affiliates.

These covenants are subject to a number of important limitations and exceptions.

The indenture governing the Senior Notes provides for certain events of default which, if any of them were to occur, would permit or require the principal of and accrued interest, if any, on the Senior Notes to become or be declared due and payable (subject, in some cases, to specified grace periods).

As of September 30, 2013, we were in compliance in all material respects with all covenants and the provisions contained in the indenture governing the Senior Notes. See “Description of Indebtedness” for further information on the Senior Notes.

Covenant Compliance

Under the indenture governing the Senior Notes and under our Senior Secured Credit Facilities, our ability to engage in activities such as incurring additional indebtedness, making investments, refinancing certain indebtedness, paying dividends and entering into certain merger transactions is governed, in part, by our ability to satisfy tests based on covenant Adjusted EBITDA.

The Senior Notes and our Senior Secured Credit Facilities generally define “Adjusted EBITDA” as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as further adjusted to exclude certain unusual, non-cash, and other items permitted in calculating covenant compliance under the indenture governing the Senior Notes and our Senior Secured Credit Facilities.

We believe that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants in the indenture governing the Senior Notes and in our Senior Secured Credit Facilities. Adjusted EBITDA is a material component of these covenants. In addition, investors, lenders, financial analysts and rating agencies have historically used EBITDA related measures in our industry, along with other measures, to evaluate a company’s ability to meet its debt service requirements, to estimate the value of a company and to make informed investment decisions. We also use Adjusted EBITDA in connection with certain components of our executive compensation program as described under “Management—Compensation Discussion and Analysis.” Adjusted EBITDA eliminates the effect of certain non-cash depreciation of tangible assets and amortization of intangible assets, along with the effects of interest rates and changes in capitalization which management believes may not necessarily be indicative of a company’s underlying operating performance.

Adjusted EBITDA is not a recognized term under GAAP, and should not be considered in isolation or as a substitute for a measure of our liquidity or performance prepared in accordance with GAAP and is not indicative of income from operations as determined under GAAP. Adjusted EBITDA and other non-GAAP financial measures have limitations which should be considered before using these measures to evaluate our liquidity or financial performance. Adjusted EBITDA, as presented by us, may not be comparable to similarly titled measures of other companies due to varying methods of calculation.

The following table reconciles net income (loss) to Adjusted EBITDA:

	For the Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010
	(Unaudited, amounts in thousands)		(Amounts in thousands)
Net income (loss)	$63,985	$86,243	$77,444	$19,113	$(45,464)
Provision for (benefit from) income taxes	31,930	58,273	39,482	13,428	(29,241)
Loss on early extinguishment of debt and write-off of discounts and deferred financing costs(a)	32,429	—	—	—	—
Interest expense	72,550	86,263	111,426	110,097	134,383
Depreciation and amortization expense	124,154	122,085	166,975	213,592	207,156
Termination of advisory agreement(b)	50,072	—	—	—	—
Deferred revenue write-downs(c)	—	—	—	—	17,348
Equity-based compensation expense(d)	4,704	1,361	1,681	823	—
Advisory fee(e)	2,799	5,075	6,201	6,012	4,704
Carve-out costs(f)	—	—	—	6,085	45,330
Other non-cash expenses(g)	8,129	5,282	10,367	12,468	9,060
Debt refinancing costs(h)	892	1,000	1,000	441	—
Chula Vista acquisition(i)	843	167	630	—	—

Adjusted EBITDA	$392,487	$365,749	$415,206	$382,059	$343,276 (j)

(a)	Reflects a $15.4 million premium paid for the early redemption of $140.0 million of our Senior Notes using net proceeds from our initial public offering in April 2013, along with a write-off of approximately $5.5 million in related discounts and deferred financing costs and a write-off of approximately $11.5 million of certain capitalized debt issuance costs in connection with Amendment No. 5 to our Senior Secured Credit Facilities.
(b)	Reflects a one-time fee of $46.3 million paid to an affiliate of Blackstone in connection with the termination of the 2009 Advisory Agreement, and a related write-off of prepaid advisory fees of $3.8 million. In connection with our initial public offering, the 2009 Advisory Agreement was terminated on April 24, 2013 in accordance with its terms. See “Certain Relationships and Related Party Transactions—2009 Advisory Agreement.”
(c)	Reflects amortization of deferred revenue that would have occurred absent purchase accounting relating to the 2009 Transactions.
(d)	Reflects non-cash compensation expenses associated with the grants of equity compensation.
(e)	Reflects historical fees paid to an affiliate of the Sponsor under the 2009 Advisory Agreement.
(f)	Reflects certain carve-out costs and savings related to our separation from ABI and the establishment of certain operations at the Company on a stand-alone basis. These amounts primarily consist of the cost of third-party professional services, relocation expenses, severance costs and cost savings related to the termination of certain employees.
(g)	Reflects non-cash expenses related to miscellaneous asset write-offs and non-cash gains/losses on foreign currencies which were expensed.
(h)	Reflects costs which were expensed related to the amendments to our Senior Secured Credit Facilities.
(i)	Reflects costs related to our acquisition of the Knott’s Soak City Chula Vista water park and pre-opening costs related to Aquatica San Diego.
(j)	The adjustments for the year ended December 31, 2010 include approximately $20.9 million of adjustments permitted under our debt covenants, related to our separation from ABI and certain restructuring costs. As we established some of the services provided to us by ABI, such services became part of our ongoing cost structure and accordingly, we did not use these adjustments for any periods subsequent to the year ended December 31, 2010. Adjusted EBITDA excluding such adjustments would have been $322,376 for the year ended December 31, 2010.

Contractual Obligations

The following table summarizes our principal contractual obligations as of December 31, 2012 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt (including current portion)(1)	$1,845,774	$21,330	$42,660	$1,781,784	$—
Interest(2)	379,080	101,635	199,374	78,071	—
Operating leases(3)	360,703	12,983	25,609	24,002	298,109
Purchase obligations(4)	121,334	106,493	14,841	—	—

Total contractual obligations	$2,706,891	$242,441	$282,484	$1,883,857	$298,109

(1)	In connection with our initial public offering in April 2013, we repaid $37.0 million of the outstanding indebtedness under the then existing Term B Loan and redeemed $140.0 million aggregate principal amount of the Senior Notes at a redemption price of 111.0%, plus accrued and unpaid interest thereon.
(2)	Estimated future interest payments for our Senior Secured Credit Facilities are based on interest rates in effect at December 31, 2012 and estimated future interest payments for the Senior Notes are based on interest rates in effect at December 31, 2012. Interest obligations also include letter of credit and commitment fees for the used and unused portions of our Revolving Credit Facility. In addition, interest expense associated with deferred financing fees was excluded from the table as the expense is non-cash in nature.
(3)	Represents commitments under long-term operating leases, primarily consisting of the lease for the land of our SeaWorld theme park in San Diego, California, requiring annual minimum lease payments.
(4)	We had minimum purchase commitments with various vendors through May 2013. Outstanding minimum purchase commitments consist primarily of capital expenditures related to future attractions, infrastructure enhancements for existing facilities and information technology products and services.

As of September 30, 2013, there were no material changes to our contractual obligations, other than the long-term debt and interest obligations. As a result of the changes due to Amendment No. 5 to our Senior Secured Credit Facilities, our long-term debt obligations at September 30, 2013 (in thousands), not including any possible prepayments are as follows for the less than one year, 1-3 year, 3-5 year and more than 5 year periods, respectively: $14,050; $14,050; $274,050; and $1,359,337. Our estimated future interest payments for our Senior Secured Credit Facilities and Senior Notes based on interest rates in effect at September 30, 2013 are as follows for the less than one year, 1-3 year, 3-5 year and more than 5 year periods, respectively: $71,920; $142,456; $87,973; and $62,786.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of September 30, 2013.

Quantitative and Qualitative Disclosures about Market Risk

Inflation

The impact of inflation has affected, and will continue to affect, our operations significantly. Our costs of food, merchandise and other revenues are influenced by inflation and fluctuations in global commodity prices. In addition, costs for construction, repairs and maintenance are all subject to inflationary pressures.

Interest Rate Risk

We are exposed to market risks from fluctuations in interest rates, and to a lesser extent on currency exchange rates, from time to time, on imported rides and equipment. The objective of our financial risk management is to reduce the potential negative impact of interest rate and foreign currency exchange rate fluctuations to acceptable levels. We do not acquire market risk sensitive instruments for trading purposes.

We manage interest rate risk through the use of a combination of fixed-rate long-term debt and interest rate swaps that fix a portion of our variable-rate long-term debt.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. During the next 12 months, our estimate is that an additional $1.6 million will be reclassified as an increase to interest expense.

After considering the impact of interest rate swap agreements, at September 30, 2013, approximately $810.0 million of our outstanding long-term debt represents fixed-rate debt and approximately $851.5 million represents variable-rate debt. Assuming an average balance on our revolving credit borrowings of approximately $40.0 million, a hypothetical 100 bps increase in 30-day LIBOR on our variable-rate debt would lead to an increase of approximately $4.6 million in annual cash interest costs due to the impact of our fixed-rate swap agreements.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, revenues and expenses, and disclosure of contingencies during the reporting period. Significant estimates and assumptions include the valuation and useful lives of long-lived tangible and intangible assets, the valuation of goodwill and other indefinite-lived intangible assets, the accounting for income taxes, the accounting for self-insurance, revenue recognition and equity-based compensation. Actual results could differ from those estimates. We believe that the following discussion addresses our critical accounting policies which require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Property and Equipment

Property and equipment additions are recorded at cost and the carrying value is depreciated on a straight-line basis over the estimated useful lives of those assets. Internal development costs associated with rides and equipment are capitalized after feasibility studies have been completed and substantially all product development is complete. Interest is capitalized on all major construction projects. It is possible that changes in circumstances such as technological advances, changes to our business model or changes in capital strategy could result in the actual useful lives differing from estimates. In those cases in which we determine that the useful life of property and equipment should be shortened, we depreciate the remaining net book value in excess of the salvage value over the revised remaining useful life, thereby increasing depreciation expense evenly through the remaining expected life.

Impairment of Long-Lived Assets

All long-lived assets, including property and equipment and finite-lived intangible assets, are reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. The impairment indicators considered important that may trigger an impairment review, if significant, include the following:

•	underperformance relative to historical or projected future operating results;

•	changes in the manner of use of the assets;

•	changes in management, strategy or customers;

•	negative industry or economic trends; and

•	macroeconomic conditions.

An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based upon the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based upon a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent cash flows are available.

The determination of both undiscounted and discounted future cash flows requires management to make significant estimates and consider an anticipated course of action as of the balance sheet date. Subsequent changes in estimated undiscounted and discounted future cash flows arising from changes in anticipated actions could impact the determination of whether impairment exists, the amount of the impairment charge recorded and whether the effects could materially impact the consolidated financial statements included elsewhere in this prospectus.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are reviewed for impairment annually for ongoing recoverability based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In assessing goodwill for impairment, we initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We consider several factors, including macroeconomic conditions, industry and market conditions, overall financial performance of the reporting unit, changes in management, strategy or customers, and relevant reporting unit specific events such as a change in the carrying amount of net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, and the testing of recoverability of a significant asset group within a reporting unit. If the qualitative assessment is not conclusive, then the recorded value of the reporting unit is compared to the fair value of the reporting unit, which is determined using a discounted future cash flow analysis. If the recorded amount exceeds the fair value, the impairment write-down is quantified by comparing the current implied value of goodwill to the recorded goodwill balance.

Significant judgments required in this testing process may include projecting future cash flows, determining appropriate discount rates and other assumptions. Projections are based on management’s best estimates given recent financial performance, market trends, strategic plans and other available information which in recent years have been materially accurate. Although not currently anticipated, changes in these estimates and assumptions could materially affect the determination of fair value or impairment. It is possible that our assumptions about future performance, as well as the economic outlook and related conclusions regarding the valuation of our assets, could change adversely, which may result in impairment that would have a material effect on our financial position and results of operations in future periods. At December 1, 2012 and 2010, a quantitative assessment was performed and we determined that we had no reporting units that were considered impaired as a result of this goodwill impairment test. At December 1, 2011, a qualitative assessment was performed and we determined, after assessing the totality of relevant events and circumstances, that it was not more likely than not that the carrying value exceeded the fair value of the reporting units. Accordingly, based upon the qualitative assessment test that was performed in 2011 and the quantitative assessments that were performed as of December 1, 2012 and 2010, we had no reporting units that were considered at risk of failing step one of the goodwill impairment test.

Our indefinite-lived intangible assets consist of certain trade names which, after considering legal, regulatory, contractual, and other competitive and economic factors, are determined to have indefinite lives and are valued annually using the relief from royalty method. Significant estimates required in this valuation method include estimated future revenues impacted by the trade names, royalty rate by park, appropriate discount rates, remaining useful life, and other assumptions. Projections are based on management’s best estimates given recent financial performance, market trends, strategic plans, brand awareness, operating characteristics by park, and other available information which in recent years have been materially accurate. Changes in these estimates and assumptions could materially affect the fair value determination used in the assessment of impairment. At December 1, 2012, the fair value of trade names was substantially in excess of their carrying values.

Accounting for Income Taxes

We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation periods for property and equipment and deferred revenue, for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that deferred tax assets (primarily net operating and capital loss carryforwards) will be recovered from future taxable income. To the extent that we believe that recovery is not likely, a valuation allowance against those amounts is recognized. To the extent that we recognize a valuation allowance or an increase in the valuation allowance during a period, we recognize these amounts as income tax expense in the consolidated statements of operations. Section 382 of the Code contains rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a rolling three-year period, to utilize its net operating loss carryforwards in years after the ownership change. These rules generally operate by focusing on ownership shifts among stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from shares of stock sold by these same stockholders.

Although we believe that this offering will likely give rise to an ownership change under Section 382, we believe that the resulting limitations imposed by Section 382 will not affect our ability to use our existing net operating loss carryforwards. Any future ownership change may, however, result in further limitations imposed by Section 382. Any such limitation may have the effect of reducing our after-tax cash flow in future years and may affect our need for a valuation allowance on our deferred tax assets.

Significant management judgment is required in determining our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Management has analyzed the positive and negative evidence and has determined that it is more likely than not that our deferred tax assets will be realized, and, therefore, no valuation allowances are needed.

Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported (“IBNR”) claims. Such amounts are accrued for when claim amounts become probable and estimable. Reserves for identified claims are based upon our own historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims are based upon our own claims data history, as well as industry averages. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary.

Revenue Recognition

We recognize revenue upon admission into a theme park or when products are delivered to customers. For season passes and other multiuse admissions, revenue is deferred and recognized based on the terms of the admission product and the estimated number of visits expected and is adjusted periodically.

We have entered into agreements with certain external theme park, zoo and other attraction operators, to jointly market and sell admission products. These joint products allow admission to both a Company park and an external park, zoo or other attraction. The agreements with the external parks specify the allocation of revenue to us from any jointly sold products. Deferred revenue is recorded based on the terms of the respective agreement and the related revenue is recognized upon admission.

Recently Issued Financial Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. The fair value disclosure requirements were also amended. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We adopted the amended guidance effective January 1, 2012 and it did not have a material effect on our consolidated financial statements included elsewhere in this prospectus.

In June 2011, the FASB issued guidance that revises the manner in which entities present comprehensive income in their financial statements. The guidance requires entities to report the components of comprehensive income in either a single, continuous statement or two separate but consecutive statements. In December 2011, the FASB issued guidance which defers certain requirements set forth in June 2011. These amendments were made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. Both sets of guidance were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are required to be applied retrospectively. We adopted this guidance on January 1, 2012 and accordingly applied to the new guidance retrospectively. Such adoption only resulted in a change in how we present the components of comprehensive income.

In September 2011, the FASB issued guidance related to testing goodwill for impairment. Under the amended guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting units. If the entities determine, based on the qualitative assessment, that it is more likely than not an impairment has not occurred, no further quantitative testing is necessary. The guidance is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. We early adopted the guidance and performed a qualitative assessment as our initial step for the 2011 annual review of goodwill impairment. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued new accounting guidance relating to impairment testing for indefinite-lived intangible assets. In accordance with this guidance, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the indefinite-lived intangible asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test as required by existing standards. This guidance is effective for annual and interim impairment tests for fiscal years beginning after September 15, 2012 and early adoption is permitted. We are in the process of evaluating this guidance, which is not expected to have a material impact on our consolidated financial statements included elsewhere in this prospectus.

In February 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends ASC 220, Comprehensive Income. The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Additionally, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amended guidance does not change the current requirements for reporting net income or other comprehensive income. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 did not have a significant impact on our condensed consolidated financial statements.

BUSINESS

Company Overview

We are a leading theme park and entertainment company delivering personal, interactive and educational experiences that blend imagination with nature and enable our customers to celebrate, connect with and care for the natural world we share. We own or license a portfolio of globally recognized brands, including SeaWorld, Shamu and Busch Gardens. Over our more than 50 year history, we have built a diversified portfolio of 11 destination and regional theme parks that are grouped in key markets across the United States, many of which showcase our one-of-a-kind collection of approximately 67,000 marine and terrestrial animals. Our theme parks feature a diverse array of rides, shows and other attractions with broad demographic appeal which deliver memorable experiences and a strong value proposition for our guests. In addition to our theme parks, we have recently begun to leverage our brands into media, entertainment and consumer products.

During the year ended December 31, 2012, we hosted more than 24 million guests in our theme parks, including approximately 3.5 million international guests from over 55 countries and six continents. During the nine months ended September 30, 2013, we hosted approximately 18.9 million guests, including approximately 2.9 million international guests. In the year ended December 31, 2012 and the nine months ended September 30, 2013, we had total revenues of $1,423.8 million and $1,188.3 million, respectively, and net income of $77.4 million and $64.0 million, respectively. Our increasing revenue and growing profit margins, combined with our disciplined approach to capital expenditures and working capital management, enable us to generate strong and recurring cash flow.

Our legacy started in 1959 with the opening of our first Busch Gardens theme park in Tampa, Florida. Since then, we have built our portfolio of strong brands and have strategically expanded our portfolio of theme parks across five states and approximately 2,000 acres of owned land, including through acquisitions. In 2012, we acquired Knott’s Soak City Chula Vista water park in California, which we rebranded and relaunched as Aquatica San Diego on June 1, 2013.

Our portfolio of branded theme parks includes the following names:

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SeaWorld.    SeaWorld is widely recognized as the leading marine-life theme park brand in the world. Our SeaWorld theme parks, located in Orlando, San Antonio and San Diego, each rank among the most highly attended theme parks in the industry and offer up-close interactive experiences and a variety of live performances, including shows featuring Shamu in specially designed amphitheaters. We offer our guests numerous animal encounters, including the opportunity to work with trainers and feed marine animals, as well as themed thrill rides and theatrical shows that creatively incorporate our one-of-a-kind animal collection.

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Busch Gardens.    Our Busch Gardens theme parks are family-oriented destinations designed to immerse guests in foreign geographic settings. They are renowned for their beauty and award-winning landscaping and gardens and allow our guests to discover the natural side of fun by offering a family experience featuring a variety of attractions and rollercoasters in a richly-themed environment. Busch Gardens Tampa presents our collection of animals from Africa, Asia and Australia. Busch Gardens Williamsburg, which has been named the Most Beautiful Park in the World by the National Amusement Park Historical Association for 23 consecutive years, showcases European-themed cultural and culinary experiences, including high-quality theatrical productions.

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Aquatica.    Our Aquatica branded water parks are premium, family-oriented destinations that are based in a South Seas-themed tropical setting. Aquatica water parks build on the aquatic theme of our SeaWorld brand and feature high-energy rides, water attractions, white-sand beaches and an innovative and entertaining presentation of marine and terrestrial animals. We position our Aquatica water parks as companion water parks to our SeaWorld theme parks in Orlando and San Diego and we have an Aquatica water park situated within our SeaWorld San Antonio theme park.

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Discovery Cove.    Discovery Cove is a reservations only, all-inclusive, marine-life day resort adjacent to SeaWorld Orlando. Discovery Cove offers guests personal, signature experiences, including the opportunity to swim and interact with dolphins, take an underwater walking reef tour and enjoy pristine white-sand beaches and landscaped private cabanas. Discovery Cove presently limits its attendance to approximately 1,300 guests per day and features premium culinary offerings in order to provide guests with a more relaxed, intimate and high-end luxury resort experience.

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Sesame Place.    Sesame Place is the only U.S. theme park based entirely on the award-winning television show Sesame Street. Located between Philadelphia and New York City, Sesame Place is a destination where parents and children can share in the spirit of imagination and experience Sesame Street together through whirling rides, water slides, colorful shows and furry friends. In addition, we have introduced Sesame Street brands in our other theme parks through Sesame Street-themed rides, shows, children’s play areas and merchandise.

We generate revenue primarily from selling admission to our theme parks and from purchases of food, merchandise and other spending. For the year ended December 31, 2012, theme park admissions accounted for approximately 62% of our revenue, and purchases of food, merchandise and other spending accounted for approximately 38% of our revenue. Over the same period of time, we reported $36.26 in admission per capita and $22.11 in-park per capita spending, representing an increase of 3.9% and 3.3%, respectively, when compared to the year ended December 31, 2011. For the nine months ended September 30, 2013, theme park admissions accounted for approximately 63% of our revenue and purchases of food, merchandise and other spending accounted for approximately 37% of our total revenue. Over the nine months ended September 30, 2013, we reported $39.50 in admission per capita and $23.28 of in-park per capita spending, representing an increase of 9.6% and 4.0%, respectively, from the nine month period ended September 30, 2012. For more information, see “—Our Brands” and “—Our Products and Services” below.

As one of the world’s foremost zoological organizations and a global leader in animal welfare, training, husbandry and veterinary care, we are committed to helping protect and preserve the environment and the natural world. For more information, see “—Our Animals” and “—Philanthropy and Community Relations” below.

Our Competitive Strengths

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Brands That Consumers Know and Love.    We believe that our brands attract and appeal to guests from around the world and have been established as a part of popular culture. Our brand portfolio is highly stable, which we believe reduces our exposure to changing consumer tastes. We use our brands and intellectual property to increase awareness of our theme parks, drive attendance to our theme parks and create “out-of-park” experiences for our guests as a way to connect with them before they visit our theme parks and to stay connected with them after their visit. Such experiences include various media and consumer product offerings, including websites, advertisements and media programming, toys, books, apparel and technology accessories. The popularity of our brands is evidenced by over 62 million unique visitors to our websites from January 2012 through September 2013. In addition to our theme parks, we have recently begun to leverage our brands into media, entertainment and consumer products. Our Sea Rescue television program was seen by more than 98 million viewers in its first two seasons and is currently in its third season. In October 2013, we introduced our newest television program, The Wildlife Docs.

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Differentiated Theme Parks.    We own and operate 11 theme parks, including five of the top 20 theme parks in North America as measured by attendance according to the TEA/AECOM report. Our theme parks are beautifully themed and deliver high-quality entertainment, aesthetic appeal, shopping and dining and have won numerous awards, including Amusement Today’s Golden Ticket Awards for Best Landscaping. Our theme parks feature seven of the 50 highest rated steel rollercoasters in the world, led by Apollo’s Chariot, the #5 rated steel rollercoaster in the world. Our theme parks have won the top three spots in Amusement Today’s annual Golden Ticket Award for Best Marine Life Park since the award’s inception in 2006. As of December 31, 2012, we had over 600 attractions, including 93 animal habitats, 116 shows and 187 rides to appeal to guests of all ages. In addition, we have over 300 restaurants and specialty shops. Our theme parks appeal to the entire family and offer a broad range of experiences, ranging from emotional and educational animal encounters to thrilling rides and exciting shows.

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Diversified Business Portfolio.    Our portfolio of theme parks is diversified in a number of important respects. Our theme parks are located across the United States, which helps protect us from the impact of localized events. Each theme park showcases a different mix of zoological, thrill-oriented and family-friendly attractions. This varied portfolio of entertainment offerings attracts guests from a broad range of demographics and geographies. Our theme parks appeal to both regional and destination guests, which provides us with a stable attendance base while allowing us to benefit from improvements in macroeconomic conditions, including increased consumer spending and international travel.

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One of the World’s Largest Zoological Collections.    We believe we are attractively positioned in the industry due to our ability to display our extensive animal collection in a differentiated and interactive manner. We believe we have one of the world’s largest zoological collections with approximately 67,000 animals, including approximately 7,000 marine and terrestrial animals and approximately 60,000 fish. With 28 killer whales, we have the largest group of killer whales in human care. We have established successful and innovative breeding programs that have produced 30 killer whales, 155 dolphins and 130 sea lions, among other species, and our marine animal populations are characterized by their substantial genetic diversity. More than 80% of our marine mammals were born in human care.

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Strong Competitive Position.    Our competitive position is protected by the combination of our powerful brands, extensive animal collection and expertise and attractive in-park assets located on valuable real estate. Our animal collection and zoological expertise, which have evolved over our more than four decades of caring for animals, would be very difficult to replicate. From 2010 through 2012, we have made extensive investments in new marketable attractions and infrastructure and we believe that our theme parks are well capitalized. The limited supply of real estate suitable for theme park development coupled with high initial capital investment, long development lead-times and zoning and other land use restrictions constrain the number of large theme parks that can be constructed.

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Proven and Experienced Management Team and Employees with Specialized Animal Expertise.    Our senior management team, led by Jim Atchison, our Chief Executive Officer and President, includes some of the most experienced theme park executives in the world, with an average tenure of more than 30 years in the industry. The management team is comprised of highly skilled and dedicated professionals with wide ranging experience in theme park operations, zoological operations, product development, business development and marketing. In addition, we are one of the world’s foremost zoological organizations with approximately 1,600 employees dedicated to animal welfare, training, husbandry and veterinary care.

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Proximity of Complementary Theme Parks.    Our theme parks are grouped in key locations near large population centers across the United States, which allows us to realize revenue and operating expense efficiencies. Having theme parks located within close proximity to each other enables us to cross market and offer bundled ticket and travel packages. In addition, closely located theme parks provide operating efficiencies including sales, marketing, procurement and administrative synergies as overhead expenses are shared among the theme parks within each region. We intend to continue to capitalize on this strength, including through our 2012 acquisition of Knott’s Soak City Chula Vista water park in California, which we rebranded and relaunched as Aquatica San Diego on June 1, 2013 near our SeaWorld San Diego theme park.

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Attractive, Growing Profit Margins and Strong Cash Flow Generation.    Our attractive and growing profit margins, combined with our disciplined approach to capital expenditures and working capital management, enable us to generate strong and recurring cash flow. Five of our 11 theme parks are open year-round, reducing our seasonal cash flow volatility. In addition, we have substantial tax assets which we expect to be available to defer a portion of our cash tax burden going forward.

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Care for Our Community and the Natural World.    Caring for our community and the natural world is a core part of our corporate identity and resonates with our guests. We focus on three core philanthropic areas: children, environment, and education. Through the power of entertainment, we are able to inspire children and educate guests of all ages. We support numerous charities and organizations across the country. For example, we are the primary supporter and corporate member of the SeaWorld & Busch Gardens Conservation Fund, a non-profit conservation foundation, which makes grants to wildlife research and conservation projects that protect wildlife and wild places worldwide. In addition, in collaboration with the government and other members of accredited stranding networks, we operate one of the world’s most respected programs to rescue ill and injured marine animals, with the goal to rehabilitate and return them back to the wild. Our animal experts have helped more than 23,000 ill, injured, orphaned and abandoned animals for more than four decades.

Our Strategies

We plan to grow our business by increasing our existing theme park revenues through strategies designed to drive higher attendance and increase in-park per capita spending, as well as by creating new sources of revenue through expansion of our theme parks, new theme park development and extending our brands into new media, entertainment and consumer products. We believe that our strategies complement each other as they lead to increased brand strength and awareness and drive revenue growth and profitability. Our strategies include the following components:

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Continue to Create Memorable Experiences for Our Guests.    Our mission is to use the power of educational entertainment to continue to inspire our guests to celebrate, connect with and care for the natural world we share. We provide our guests with innovative and immersive theme park experiences, such as our 3-D, 360-degree TurtleTrek attraction, which opened in 2012 at SeaWorld Orlando, and our Antarctica: Empire of the Penguin attraction, which opened in 2013 also at SeaWorld Orlando, and immerses guests into a penguin habitat. We also offer guests exciting rides, animal encounters and beautifully-themed entertainment that are difficult to replicate, such as in-water experiences with beluga whales at SeaWorld Orlando and our Cheetah Hunt ride, which is a launch coaster that opened in 2011 and runs alongside a cheetah habitat at Busch Gardens Tampa. As a result of these distinctive offerings, our guest surveys routinely report very high “Overall Satisfaction” scores, with 97% of respondents in 2013 ranking their experience good or excellent. Going forward, we will continue to develop high-quality experiences for our guests, focused on integrating our impressive animal collection with creatively themed settings and products that our guests will remember long after they leave our theme parks. In November 2013, we launched AnimalVision, which allows our guests to deepen their connection with animals at our theme parks through on-habitat cameras that stream 24/7 footage of our animal habitats to customized interactive websites.

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Drive Increased Attendance to Our Theme Parks.    We plan to drive increased attendance to our theme parks by continually introducing new attractions, differentiated experiences and enhanced service offerings. Because of the historic correlation between capital investment and increased attendance, we plan to add to our award-winning portfolio of assets and spend capital in support of marketable events, such as SeaWorld’s 50th Anniversary Celebration. We also plan to increase awareness of our theme parks and brands through effective media and marketing campaigns, including the targeted use of online and social media platforms. For example, since their introduction in 2006, our YouTube channels have attracted approximately 28 million views, and we believe that we can continue to use traditional and new media to increase awareness of our brands and drive attendance to our theme parks.

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Expand In-Park Per Capita Spending through New and Enhanced Offerings.    We believe that by providing our guests additional and enhanced offerings at various price points, we can drive further spending in our theme parks. For example, we recently introduced an “all-day-dining deal” for a supplemental fee, which we believe has resulted in increased in-park per capita spending. In addition, we have developed iPhone and Android smartphone applications for our SeaWorld and Busch Gardens theme parks, which offer GPS navigation through the theme parks and interactive theme park maps that show the nearest dining locations, gift shops and ATMs and provide real-time updates on wait times for rides. Our guests have quickly adopted these products with over 1.4 million downloads of our smartphone applications from June 2011 through September 2013. We believe that going forward, there are significant avenues to expand guest offerings in ways that both increase guest satisfaction and provide us with incremental revenue.

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Grow Revenue through Disciplined and Dynamic Pricing.    We are focused on increasing our revenues through a variety of ticket options and disciplined pricing and promotional strategies. We offer an array of tailored admission options, including season passes and multi-park tickets to motivate the purchase of higher value products and increase in-park per capita spending. In addition, to increase non-peak demand we offer seasonal and special events and concerts, some of which are separately priced. We have begun deploying a dynamic pricing model, which will enable us to adjust admission prices for our theme parks based on expected demand.

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Increase Profitability through Operating Leverage and Rigorous Cost Management.    Adding incremental attendance and driving additional in-park per capita spending affords us with an opportunity to realize gains in profitability because of the fixed cost base and high operating leverage of our business. We also employ rigorous cost management techniques to drive additional operating efficiencies. For example, we utilize a centralized procurement and strategic sourcing team and participate in several cooperative buying organizations to leverage our purchases company-wide and have also recently consolidated our marketing spending with a single agency to streamline our marketing efforts.

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Pursue Disciplined Capital Deployment, Expansion and Acquisition Opportunities.    We pursue a disciplined capital deployment strategy focused on the development and improvement of rides, attractions and shows, as well as seek to leverage our strong brands and expertise to pursue selective domestic and international expansion and acquisition opportunities. As part of this strategy, we seek to replicate successful capital investments in particular attractions across multiple theme parks, as we did with our Journey to Atlantis watercoaster that premiered in SeaWorld Orlando and was later introduced in the other SeaWorld theme parks. We have been successful in grouping our theme parks and water parks near each other, which allows us to operate companion theme parks with reduced overhead costs and creates revenue opportunities through multi-park tickets and other joint marketing initiatives. For example, in November 2012, we acquired Knott’s Soak City Chula Vista water park, which we rebranded and relaunched as Aquatica San Diego on June 1, 2013, near our SeaWorld San Diego theme park. We also evaluate new domestic theme park opportunities as well as potential joint venture opportunities that would allow us to expand internationally by combining our brands and zoological and operational expertise with third-party capital.

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Leverage and Expand Our Brands to Increase Awareness and Create New Opportunities.    Our brands are highly regarded and are primarily based on our own intellectual property, which provides us with opportunities to leverage our intellectual property portfolio and develop new media, entertainment and consumer products. For example, on May 24, 2013, we opened Antarctica: Empire of the Penguin at our SeaWorld Orlando theme park that features a new animated penguin character, Puck, and coincides with the launch of new in-park merchandise, mobile gaming, and consumer products designed around the Puck character. In addition, we are able to expand into new media platforms by partnering with others to create new, powerful entertainment opportunities. In 2012, we launched Sea Rescue, a Saturday morning television show airing on the ABC Network featuring our work to rescue injured animals in coordination with various government agencies and other rescue organizations, which attracted over 98 million viewers in its first two seasons and has been rated as the number one show in its timeslot in a number of major U.S. markets since its debut. More recently, in October 2013, we introduced our newest television program, The Wildlife Docs.

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Continue our Support of Species Conservation, Sustainability and Animal Welfare.    Our zoological know-how and coast-to-coast presence provide us with significant opportunities to contribute to global species conservation, sustainability and animal welfare initiatives. For example, our employees regularly assist in animal rescue efforts, and the non-profit SeaWorld & Busch Gardens Conservation Fund, of which we are the primary supporter and corporate member, makes grants to wildlife research and species conservation projects worldwide. Our species conservation efforts and philanthropic activities generate positive awareness and goodwill for our business. These efforts are a core part of our corporate culture and identity and resonate with our customers.

Our Industry

We believe that the theme park industry is an attractive sector characterized by a proven business model that generates significant cash flow and has clear avenues for growth. Theme parks offer a strong consumer value proposition, particularly when compared to other forms of out-of-home entertainment such as concerts, sporting events, cruises and movies. As a result, theme parks attract a broad range of guests and generally exhibit strong margins across regions, operators, park types and macroeconomic conditions.

According to the IBISWorld Report, the U.S. theme park industry, which hosts approximately 315 million visitors per year, is comprised of a large number of venues ranging from a small group of high attendance, heavily-themed destination theme parks to a large group of lower attendance local theme parks and family entertainment centers. According to the TEA/AECOM Report, the United States is the largest theme park market in the world with five of the ten largest theme park operators and 12 of the 25 most-visited theme parks in the world. In 2013, the U.S. theme park industry is expected to generate approximately $14.7 billion in revenues, according to the IBISWorld Report.

Our Brands

We own or license a portfolio of globally recognized brands, including SeaWorld, Shamu, Busch Gardens and Sesame Place. By focusing on nature-based themes, our theme parks distinguish themselves from traditional theme parks and are able to attract a diverse geographic and demographic mix of guests. Our brand portfolio is highly stable, reducing our exposure to changing consumer tastes.

Our strong brands allow us to command higher admissions prices, drive in-park per capita spending and generate out-of-park revenue. We are focused on developing proprietary brands and intellectual property that we can leverage through a variety of media and entertainment platforms and consumer products to drive attendance to our theme parks and create “out-of-park” experiences for our guests as a way to connect with them before they visit our theme parks and to stay connected with them after their visit. Such experiences include various media and consumer product offerings, including websites, advertisements and media programming, toys, books, apparel and technology accessories. Our brands are among our most important assets, and we are actively engaged in enforcement and other activities to protect our intellectual property rights.

Our Theme Parks

We are best known for our theme parks, which hosted more than 24 million guests during the year ended December 31, 2012 and approximately 18.9 million guests during the nine months ended September 30, 2013. Our theme parks offer guests a variety of exhilarating experiences, from animal encounters that invite exploration and appreciation of the natural world, to thrilling rides and spectacular shows. The theme parks are beautifully themed venues that are consistently recognized among the top theme parks in the world and rank among the most highly attended in the industry. In 2012, SeaWorld Orlando, SeaWorld San Diego and Busch Gardens Tampa each ranked among the top 25 theme parks worldwide based on attendance, and Aquatica Orlando and Water Country USA each ranked among the top 20 water parks worldwide based on attendance. We generally locate our theme parks in geographical clusters, which improves our ability to serve guests by providing them with a varied, comprehensive vacation experience and valuable multi-park pricing packages, as well as improving our operating efficiency through shared overhead costs.

The following table summarizes our theme park portfolio as of December 31, 2012:

Location	Theme Park	Year Opened		Season	Animal Habitats(2)	Rides(3)	Shows(4)	Play Areas(5)	Events(6)	Distinctive Experiences(7)
Orlando, FL		1973		Year- round	19	14	18	2	7	17
		2000		Year- round	5	0	0	0	0	5
		2008		Year- round	5	13	0	2	0	2
Tampa, FL		1959		Year- round	16	30	18	11	9	20
		1980		Mar-Oct	0	12	0	4	1	2
San Diego, CA		1964		Year- round	26	10	20	2	4	11
		1996	(1)	May-Sep	2	11	0	0	0	0
San Antonio, TX		1988		Feb-Dec	12	23	29	12	7	32
Williamsburg, VA		1975		Mar-Oct & Dec	7	38	16	8	6	28
		1984		May-Sep	1	14	1	4	0	6
Langhorne, PA		1980		May-Oct & Dec	0	22	14	9	4	7
Total(8)					93	187	116	54	38	130

(1)	On November 20, 2012, we acquired the Knott’s Soak City Chula Vista water park from Cedar Fair, L.P. This water park was rebranded and relaunched as Aquatica San Diego on June 1, 2013.
(2)	Represents animal habitats without a ride or show element, often adjacent to a similarly themed attraction.
(3)	Represents rides, including mechanical rides and water slides.
(4)	Represents annual and seasonal shows with live entertainment, animals, characters and/or 3-D or 4-D experiences.
(5)	Represents pure play areas, typically designed for children or seasonal special event oriented, often without a queue (such as water splash areas and Halloween mazes).
(6)	Represents special limited time events.
(7)	Represents special experiences, such as educational tours, immersive dining experiences and swimming with animals, often limited to small groups and individuals and/or requiring a supplemental fee.
(8)	The total number of animal habitats, rides, shows, play areas, events and distinctive experiences in our theme park portfolio varies seasonally.

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SeaWorld.    SeaWorld is globally recognized as the leading marine-life theme park brand in the world. Our SeaWorld theme parks offer a truly memorable experience for guests of all ages: up-close animal encounters, thrilling attractions and lavish performances that immerse guests in the marine-life theme. Each SeaWorld theme park showcases killer whales at Shamu Stadium, which features inspiring shows, underwater viewing and special dining experiences. We currently own and operate the following SeaWorld branded theme parks:

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SeaWorld Orlando is a 279 acre theme park in Orlando, Florida and is open year-round. It is our largest theme park as measured by attendance and revenue. SeaWorld Orlando is home to the original Journey to Atlantis watercoaster ride and Kraken, a floorless rollercoaster. In 2009, SeaWorld Orlando opened Manta, integrating animals and a beautiful aquarium into the theming of a flying rollercoaster. In April 2012, we opened TurtleTrek, one of the first attractions with two extensive naturalistic habitats, home to manatees and sea turtles, and a 3-D, 360-degree dome theater, which allows a 3-D movie to be shown all around guests and even above them. In 2013, we opened Antarctica: Empire of the Penguin, a realm within our SeaWorld Orlando theme park that immerses guests into a penguin habitat. This attraction includes innovative ride technology and features a new animated penguin character, Puck.

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SeaWorld San Antonio is one of the world’s largest marine-life theme parks, encompassing 416 acres in San Antonio, Texas. Open 11 months of the year, SeaWorld San Antonio features thrilling rollercoasters, including the Steel Eel and The Great White, along with a collection of marine-themed shows and experiences, including the killer whale show One Ocean. Our guests can upgrade their experience for an additional fee to also enjoy our Aquatica water park located within SeaWorld San Antonio.

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SeaWorld San Diego is the original SeaWorld theme park spanning 190 acres of waterfront property on Mission Bay in San Diego, California. SeaWorld San Diego is open year-round and is one of the most visited paid attractions in San Diego. Manta, a new attraction built in 2012 and modeled on the successful Manta ride in SeaWorld Orlando, includes animal habitats featuring bat rays and other marine-life as well as a launch rollercoaster shaped like a giant manta ray.

Collectively, our theme parks have won the top three spots in Amusement Today’s annual Golden Ticket Award for Best Marine Life Park since the award’s inception in 2006. We have over 48 years of experience developing techniques for reproducing, maintaining and showing marine mammals.

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Busch Gardens.    Our Busch Gardens theme parks are family-oriented theme parks designed to immerse guests in foreign geographic settings and they feature a combination of rollercoasters, exotic animals and high-energy theatrical productions that appeal to all ages. Our Busch Gardens theme parks are renowned for their beauty and cleanliness with award-winning landscaping and gardens. We currently own and operate the following Busch Gardens theme parks:

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Busch Gardens Tampa features exotic animals, thrill rides and shows on 306 acres of lush natural landscape. With more than 12,000 animals representing more than 300 species, Busch Gardens Tampa offers more opportunities to learn about and interact with amazing animals than any other of our theme parks. Our zoological collection is a popular attraction for families, and its portfolio of rides, including three of the world’s top 35 steel rollercoasters, broaden the theme park’s appeal to teens and thrill seekers of all ages. Our newest attractions include the award winning Iceploration show, state-of-the-art Animal Care Center and Christmas Town, which opened in 2012.

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Busch Gardens Williamsburg is regularly recognized as one of the highest quality theme parks in the world, capturing dozens of awards over its 37-year history for attraction and show quality, design, landscaping, culinary operations and theming. This 422 acre theme park has been named the Most Beautiful Park in the World by the National Amusement Park Historical Association for 23 consecutive years and has earned the Golden Ticket for Best Landscaping each year since the category’s inception in 1998. It features some of the industry’s top thrill rides with three steel rollercoasters, Apollo’s Chariot, Alpengeist and Griffon, ranked in the top 50 in Amusement Today’s annual survey. Its newest steel rollercoaster, Verbolten, a multi-launch, indoor/outdoor rollercoaster that ends with an 88-foot drop toward the theme park’s Rhine River, opened in 2012.

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Aquatica.    Aquatica are high-end water parks that place an equal emphasis on high-energy water rides and innovative presentations of marine and terrestrial animals, while leveraging our brand and aquatic mammal expertise. We position our Aquatica water parks as companions to our SeaWorld theme parks and currently own and operate the following Aquatica branded theme parks:

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Aquatica Orlando is an 81 acre South Seas-themed water park adjacent to SeaWorld Orlando. It was the 3rd most attended water park in North America in 2011 and 2012 and is open year-round. The theme park features state-of-the-art attractions for guests of all ages and swimming abilities, including some that pass by or through animal habitats, including the signature Dolphin Plunge that carries guests through a Commerson’s dolphin habitat.

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Aquatica San Diego is the latest theme park to be added to our portfolio. This theme park was acquired from Cedar Fair in November 2012 and was rebranded and relaunched as Aquatica San Diego on June 1, 2013 after undergoing extensive renovations.

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Aquatica San Antonio is a newly-added water park located within SeaWorld San Antonio and accessible to guests for an additional fee. It features a variety of waterslides, rivers, lagoons, more than 45,000 square feet of beach area, private cabanas and more than 500 stingrays and tropical fish.

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Discovery Cove.    Located next to SeaWorld Orlando, Discovery Cove is a reservations only, all-inclusive marine-life theme park that is open year-round to guests. The theme park restricts its attendance to approximately 1,300 guests per day in order to assure a more intimate experience. Discovery Cove provides guests with a full day of activities, including a 30-minute dolphin swim session and the opportunity to snorkel with thousands of tropical fish, wade in a lush lagoon with stingrays, and hand-feed birds in a free flight aviary. We opened new attractions at Discovery Cove in the last two years, The Grand Reef, which includes SeaVenture, an underwater walking tour where guests can get up close to exotic fish and sharks, and Freshwater Oasis, which offers wading adventures and face-to-face encounters with otters and marmosets.

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Sesame Place.    Located between Philadelphia and New York City, Sesame Place is the only theme park in America entirely dedicated to Sesame Street’s spirit of imagination. The theme park shares SeaWorld’s “education and learning through entertainment” philosophy and allows parents to rediscover their own childhood. Our rights to the Sesame Street brand in the United States extend through 2021. Despite its small size and seasonal operating schedule, Sesame Place attracts more than one million guests annually due to its strong family appeal. Sesame Place debuted the Neighborhood Street Party Parade and an annual Christmas event in 2011.

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Water Country USA.    Virginia’s largest family water play park, Water Country USA, features state-of-the-art water rides and attractions, all set to a 1950s and 1960s surf theme. Water Country USA is the sixth most attended water park in North America and features a 23,000 square-foot wave pool, a science fiction themed interactive children’s play area, kid-sized water slides, live shows and several other attractions. One of its newest attractions is Vanish Point, a thrilling drop slide, which opened in 2011.

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Adventure Island.    Located adjacent to Busch Gardens Tampa, Adventure Island is a 56 acre water park that is filled with water rides, dining and other attractions that incorporate a Key West theme. The theme park is the eighth most attended water park in North America and features a friendly wave pool and children’s water playground that appeal to its core constituency, local families with young children.

Our New Attractions

Our theme parks feature a variety of attractions for our guests, including the following attractions added in 2013 and 2012:

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Antarctica: Empire of the Penguin (SeaWorld Orlando): This new attraction at SeaWorld Orlando blends penguin encounters with a family ride for a one-of-a-kind experience. The attraction features a new and innovative ride component, a penguin habitat that is home to more than 230 penguins, an underwater viewing gallery and new culinary and retail offerings.

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Food & Wine Festival (Busch Gardens Williamsburg): The Busch Gardens Williamsburg Food & Wine Festival was introduced in 2013 and provides guests with an opportunity to take a culinary tour of one of the highest quality theme parks in the world. This new seasonal event features sample-sized portions of international foods, wines and other refreshments not usually found at Busch Gardens Williamsburg.

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Madagascar LIVE! Operation: Vacation (Busch Gardens Tampa and SeaWorld San Diego): This original live musical show features singers, dancers and music performed by a live band. Guests can sing, clap and dance along to original songs and party favorites as they join in with the popular characters from the DreamWorks Animation Madagascar franchise.

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Pets Ahoy (SeaWorld San Antonio): The popular Pets Ahoy show from SeaWorld Orlando was introduced at SeaWorld San Antonio in 2013. The comical show features the talents of dogs, cats, birds, rats, pot-belly pigs and other animals performing a series of entertaining skits. Nearly all of the animals featured in the show are rescued from animal shelters.

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Animal Care Center (Busch Gardens Tampa): At our Animal Care Center guests have the opportunity to observe and take part in the animal care experience. From nutrition to x-rays and surgeries, much of the animal care is conducted within guest view in this state-of-the-art animal care facility.

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Aquatica San Antonio (SeaWorld San Antonio): Aquatica San Antonio is a resort style water park opened inside SeaWorld San Antonio and available for an additional fee. It features thrilling water slides, rivers, lagoons, more than 45,000 square feet of beach area, private cabanas and more than 500 stingrays and tropical fish. The water park’s signature attraction, Stingray Falls, takes four-seat rafts down twists and turns to an underwater grotto, where guests view stingrays and tropical fish. In addition, Walhalla Wave, a family raft ride, sends guests to the top of a zero-gravity wall, giving riders the sense of weightlessness.

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Christmas Town (Busch Gardens Tampa): Christmas Town allows guests to experience the Christmas season with a separate admission evening event offering more than a million holiday lights, special entertainment, shopping, dining and seasonal attractions.

•	Entwined: Tales of Good and Grimm (Busch Gardens Williamsburg): Entwined is Busch Gardens’ new storytelling show in Das Festhaus, a restaurant and entertainment venue.

•	Freshwater Oasis (Discovery Cove): Freshwater Oasis offers wading adventures and face-to-face encounters with otters and marmosets.

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Iceploration (Busch Gardens Tampa): Iceploration is a new ice show set in the 1,100-seat Moroccan Palace Theater. It combines skaters, oversized puppets, atmospheric special effects, original music and animals to tell the story of a young boy and his grandfather exploring the world.

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Just for Kids (SeaWorld Orlando): Just for Kids is an event that provides children with an opportunity to sing, dance and play. Guests experience live shows, kid-sized rides and some of today’s favorite children’s music artists at this popular festival.

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Let’s Play Together (Sesame Place): Let’s Play Together is the newest addition to Sesame Place. Elmo, Cookie Monster, Grover, Rosita, Bert, Ernie and Abby Cadabby play, sing and dance while learning all about the wonderful things that friends do together.

•	Manta (SeaWorld San Diego): Manta is an attraction that includes animal habitats featuring bat rays and other marine-life, as well as a launch rollercoaster shaped like a giant manta ray.

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TurtleTrek (SeaWorld Orlando): TurtleTrek is a realistic 3-D, 360 degree movie, providing guests with an opportunity to find out what it is like to “be a turtle” on an epic journey where they encounter hardships and challenges as they try to make it back to their home beach. TurtleTrek also features two large saltwater and freshwater habitats that are home to endangered sea turtles and manatees.

•	Verbolten (Busch Gardens Williamsburg): Verbolten is a multi-launch, indoor/outdoor rollercoaster that ends with an 88-foot drop toward the theme park’s Rhine River.

Capital Improvements

We make annual investments to support our existing theme park facilities and attractions, as well as enable the development of new theme park attractions and infrastructure. Maintaining and improving our theme parks, as well as opening new attractions, is critical to remain competitive and increase attendance and our guests’ length of stay.

In 2012, we opened new attractions in seven of our theme parks. On May 24, 2013, we opened one of our biggest new attractions: Antarctica: Empire of the Penguin, a realm within our SeaWorld Orlando park themed to the snowy continent that includes a new attraction with innovative ride technology. Antarctica immerses guests into a penguin habitat. On June 1, 2013, we rebranded and relaunched the Knott’s Soak City Chula Vista water park which we acquired in November 2012, as Aquatica San Diego, after making capital investments to upgrade its facilities.

During 2014 and 2015, we plan to celebrate the 50th anniversary of the SeaWorld brand at all three of our SeaWorld theme parks with a variety of new events, attractions, decors and musical features that celebrate our leadership in the marine-life theme park segment. SeaWorld’s 50th Anniversary Celebration will be highlighted by major new attractions, such as Explorer’s Reef in SeaWorld San Diego, which features an opportunity for our guests to experience hands-on interactions with sea creatures. Beyond the new products and experiences that we will be offering to our guests, we believe that we will be able to capitalize on the strong brand recognition and widespread appeal of our theme parks by raising public awareness of the anniversary celebration across traditional and digital media. Also in 2014, at our Busch Gardens Tampa park, we are scheduled to complete construction on Falcon’s Fury, a 335 foot tall drop tower that will pivot guests 90 degrees into a face down dive position before dropping toward the ground.

Maintenance and Inspection

Maintenance at our theme parks is a key component of guest service and safety and includes two areas of focus: facilities and infrastructure and rides and attractions. Facilities and infrastructure consists of all functions associated with upkeep, repair, preventative maintenance, code compliance, and improvement of theme park infrastructure. This area is staffed with a combination of external contractors/suppliers and our employees.

Rides and attractions maintenance represents all functions dedicated to the inspection, upkeep, repair and testing of guest experiences, particularly rides. Rides and attractions maintenance is also staffed with a combination of external suppliers, inspectors and our employees, who work to assure that ride experiences are operating within the manufacturer’s criteria and that maintenance is conducted according to internal standards, industry best practice and standards (such as ASTM International), state or jurisdictional requirements, as well as the ride designer or manufacturer’s specifications. All ride maintenance personnel are trained to perform their duties according to internal training processes, in addition to recognized industry certification programs for maintenance leadership. Every ride at our theme parks is inspected regularly, according to daily, weekly, monthly, and annual schedules, by both park maintenance experts or external consultants. Additionally, all rides are inspected daily by maintenance personnel before use by guests to ensure proper and safe operation.

All maintenance activities are planned and tracked using a networked enterprise software system, in order to schedule and request work, track completion progress and manage costs of parts and materials.

Our Animals

We are one of the world’s foremost zoological organizations and a global leader in animal welfare, training, husbandry and veterinary care. Our mission is to inspire guests through education and up-close experiences and to care for and protect animals. We believe we have one of the largest animal collections in the world, with approximately 67,000 animals, including 7,000 marine and terrestrial animals and 60,000 fish. Animals in our care include certain rare species such as the cheetah, Bengal tiger, West Indian manatee, black rhinoceros and polar bear.

The well-being of the animals in our care is a top priority. Our zoological staff has been caring for animals for more than five decades, and our expertise is a resource for zoos, aquariums and conservation organizations worldwide. Our expertise and innovation in animal husbandry have led to advances in the care of species in zoological facilities and in the conservation of wild populations.

We operate successful zoological breeding programs that help maintain a large and genetically-diverse animal collection. Those efforts have produced 30 killer whales, 155 dolphins and 130 sea lions, among other species. More than 80% of the marine mammals living in our zoological theme parks were born in human care.

Many of our programs represent pioneering contributions to the zoological community. Until the birth of our first killer whale calf in 1985, no zoological institution had successfully bred killer whales. With 28 killer whales, we care for the largest killer whale population in zoological facilities worldwide and today have the most genetically diverse killer whale and dolphin collection in our history. Six of these killer whales are presently on loan to a third party pursuant to an agreement entered into in February 2004. Pursuant to this agreement, we receive an annual fee, which is not material to our results of operations. In addition to generating incremental revenue for our business, the agreement provides for additional housing capacity for our killer whales. The agreement expires in 2031 and is renewable at the option of the parties.

Our commitment to animals also extends beyond our theme parks and throughout the world. We actively participate in species conservation and rescue efforts as discussed in “—Conservation Efforts” and “—Philanthropy and Community Relations” below.

Our Products and Services

Admission Tickets

We generate most of our revenue from selling admission to our theme parks. For the year ended December 31, 2012 and the nine months ended September 30, 2013, theme park admissions accounted for approximately 62% and 63%, respectively, of our revenue. We work with travel agents, ticket resellers and travel agencies, as well as maintain an online presence to promote advanced sales and provide guest convenience and ease of entry. Approximately 30% of our admission ticket purchases are made online.

Guests who visit our theme parks have the option of purchasing multiple types of admission tickets, from single and multi-day tickets to season, annual and two year passes. We also offer a Fun Card at select theme parks that allows additional visits throughout that calendar year. In addition, visitors can purchase vacation packages with preferred hotels, behind-the-scenes tours, specialty dining packages and front of the line access to enhance their experience.

We also participate in joint programs that are designed to provide visitors to Florida and Southern California with options, flexibility and value in creating their vacation itineraries. For example, we have partnered with several theme parks in Orlando to create the Orlando FlexTicket, which allows guests to purchase a ticket providing access to our theme parks in Orlando and Tampa as well as Universal Studios’ Universal Orlando, Islands of Adventure and Wet ‘n Wild. We also created the 2-Park FlexTicket in conjunction with Universal Studios, which allows guests to purchase a ticket providing access to SeaWorld San Diego and Universal Studios Hollywood. In addition, we partner with independent third parties who sell tickets and/or packages to our theme parks.

We provide discounts, actively run promotions and use dynamic pricing models to adjust to changes in demand during targeted periods to maximize revenue and manage capacity.

Theme Park Operations

Our theme park operations strive to deliver a high level of service, safety and security at our theme parks. Comprised of rides, shows and attractions operations, safety, security, environmental, water park and guest arrival services (including parking, tolls, admissions, guest relations, entry and exit), the theme park operations team manages the planning and execution of the overall theme park experience on a daily basis. In pursuit of continuous improvement at our guest touch points, theme park operations identify and leverage internal best practices across all of our theme parks in order to create a seamless and enjoyable guest experience throughout the entire visit.

Culinary Offerings

We strive to deliver a variety of high quality, creative and memorable culinary experiences to our guests. Our culinary operations are strategically organized into five key guest-oriented disciplines designed to drive in-park per capita spending: restaurants, catering, carts and kiosks, specialty snacks and vending. Our culinary team focuses on providing creative menu offerings that appeal to our diverse guest base.

We offer a variety of dining programs that provide value to our guests while driving incremental revenues. While our menu offerings have broad appeal, they also cater to guests who desire healthy options and those with special allergy-related needs. Our successful all-day-dining program delivers convenience and value to our guests with numerous restaurant choices for one price. We also offer creative immersive dining experiences that allow guests to dine up-close with our animals and characters. Our commitment to care for the natural world extends to the food that we serve. Some of our menus feature sustainable, organic, seasonal and locally grown ingredients that aim to minimize environmental impacts to animals and their habitats. In addition, through culinary supply chain management initiatives, we are well-positioned to take advantage of changing economic and market conditions.

Merchandise

We offer guests the opportunity to capture memories through our products and services, including through traditional retail shops, game venues and customized photos and videos. We make a focused effort to leverage the emotional connection of the theme park experiences, capitalize on trends and optimize brand alignment with our merchandise product offerings.

We operate more than 200 specialty shops at our theme parks, and our retail business encompasses the entire value chain, from product design to production and sourcing, importing and logistics and visual presentation up to the point of sale. Our products encompass more than 55,000 unique SKUs across five divisions. Whether a plush toy, a stylish apparel item showcasing an attraction, a commemorative memento or a tote to carry it all, we create items both big and small so that every guest has a chance to find that perfect item that is a reminder of the memories made in our theme parks.

Through real time photo and video technologies, guests can purchase visual memories to commemorate their experience with us. Whether on a traditional ride or during one of our numerous animal experiences, we capture the moment through the use of state-of-the-art processes and technologies. We continue to explore and develop our photo and retail business to extend beyond the visit with online opportunities to further create customized products.

In-park games span from traditional theme park operations to arcade experiences, all with the goal of creating positive family experiences for guests of every age.

Our merchandise teams also focus on making a visit to our theme parks easy, convenient and comfortable. This includes offering lockers or service vehicle rentals such as strollers, electric personal carts and wheelchairs.

Licensing and Consumer Products

To capitalize on our popular brands, we have begun to leverage our intellectual property and content through media and consumer strategic licensing arrangements. We extended the reach of our brands through outbound media licensing in areas such as films, television programs and digital e-books, as well as our first-ever multi-platform mobile app game, TurtleTrek, which launched on iTunes in November 2012. We have also expanded into the development of licensed consumer products to drive consumer sales through retail channels beyond our theme parks. Our licensed consumer product offerings currently include toys, books, apparel, and technology accessories, among many other product types. For example, we worked with Mattel to develop our first Barbie I Can Be: SeaWorld Trainer Doll playset, which debuted to the public in 2008. In 2013, our licensees have an aggregate of approximately 250 SKUs with retail distributors worldwide. New product launches in 2013 included direct to retail products, consumer packaged goods, fashion dolls, plush toys, puzzles, board games, digital games and children’s apparel. We believe that by leveraging our brands and our intellectual property through media and consumer products, we will create new revenue streams and enhance the value of our brands through greater consumer awareness and increased consumer loyalty.

In addition, we have expanded our brand appeal through strategic alliances with well-known external brands, including Sesame Street and The Polar Express. Recently, we entered into an exclusive theme park license with Nelvana Enterprises, a division of Corus Entertainment, for the animated character and series Franklin and Friends, which includes in-park character appearances, DVD specials, custom publishing and co-branded merchandise.

Group Events and Conventions

We host a variety of different group events, meetings and conventions at our theme parks both during the day and at night. Our venues offer indoor and outdoor space for meetings, special events, entertainment shows, picnics, teambuilding events, group tours and special group ticket packages. Park buy-outs allow groups to enjoy exclusive itineraries, including meetings and shows, up-close encounters with animals and behind the scenes tours. Each of our theme parks offers attractive venues, such as SeaWorld Orlando’s Ports of Call, a 70,000 square foot dedicated special events complex and banquet facility at the theme park, which is themed as a nautical wharf-side warehouse district, complete with two miniature submarines. The facility offers more than 30,000 square feet of dining space, with a ballroom that provides seating for more than 750 guests and a larger outdoor garden reception area that can accommodate additional guests. Through September 30, 2013, we hosted more than 1,200 group events at our theme parks across the country.

Corporate Sponsorships and Strategic Alliances

We seek to secure long-term corporate sponsorships and strategic alliances with leading companies and brands that share our core values, deliver significant brand marketing value and influence and drive mutual business gains. We identify prospective corporate sponsors based on their industry and industry-leading position among Fortune 1000 companies, and we select them based on their ability to deliver impactful marketing value to our theme parks and our brands, as well as to consumer products and various entertainment platforms. Our current corporate sponsors include, among others, Southwest Airlines, which has been a sponsor for over 20 years, and The Coca-Cola Company. Our corporate sponsors contribute to us in a multitude of ways, such as through direct marketing, advertising, media exposure and licensing opportunities, as well as through the non-for-profit SeaWorld & Busch Gardens Conservation Fund. For example, in 2012, The Coca-Cola Company and Southwest Airlines launched new channel marketing programs and consumer promotions on our behalf with Walmart, Wendy’s, Dunkin Donuts, Regal Cinemas, Cinemark, NASCAR, MyCokeRewards and Southwest Vacations.

Our Corporate Culture

Our corporate culture is built on our mission to deliver personal, interactive and educational experiences that enable our customers to celebrate, connect with and care for the natural world we share. Our management team and our employees are passionate about connecting people to nature and animals and are committed to working in a socially responsible and environmentally sustainable manner. We teach our employees to be welcoming, friendly and attentive and to create an environment that allows our guests to build lasting memories with their family and friends. Our consumer-oriented corporate culture is integral to our organization and the cornerstone of our success.

Conservation Efforts

We contribute to species conservation, wildlife rescue, education and environmental stewardship programs around the world. Through SeaWorld & Busch Gardens Conservation Fund, a non-profit organization, we support wildlife research, habitat protection, animal rescue and conservation education. We also work with and support environmental organizations, including the National Wildlife

Federation, World Wildlife Fund and The Nature Conservancy and contribute funds in support of efforts to ensure the sustainability of animal species in the wild. Some of our animals also serve as ambassadors in helping raise awareness for species in danger through numerous national media and public appearances. Through our theme parks’ up-close animal encounters, educational exhibits and innovative entertainment, we strive to inspire each guest who visits one of our parks to care for and conserve the natural world.

In addition, in collaboration with federal, state and local governments, among others, we operate one of the world’s most respected rescue programs for ill and injured marine animals, with the goal of rehabilitating and returning them to the wild. Over four decades, our animal experts have helped more than 23,000 ill, injured, orphaned and abandoned animals.

Our commitment to research and conservation also has led to advances in the care of animals in both zoological facilities and in conserving wild populations. We have pioneered new ways to rehabilitate animals in need. For example, we helped to create nutritional formulas and custom nursing bottles to hand-feed orphaned animals and developed techniques to help save sea turtles with cracked shells, created prosthetic beaks for injured birds and outfitted injured manatees with an “animal wetsuit” allowing them to stay afloat and warm.

Most recently, we have undertaken major sustainability initiatives in our theme parks. For example, we discontinued the use of plastic bags in all our gift shops in 2013 and are using only paper and reusable bags. In doing so, we keep an estimated four million plastic bags from entering landfills and the environment each year.

Philanthropy and Community Relations

We focus our philanthropic efforts in three areas: children, education, and the environment. We are committed to the communities in which we live, learn, work, and play. We also partner with charities across the country whose values and missions are aligned with our own, including hospitals, organizations that serve children with disabilities and animal shelter and rescue groups. Through long-term strategic support to advance the missions of these groups, financial support, in-kind resources or hands-on volunteer work, service is an active part of the work we do.

Our theme parks inspire and educate children and guests of all ages through the power of entertainment and our philanthropic efforts reflect this commitment. We extend educational outreach visits to inner-city schools, host “special wish” children to enjoy theme park adventures and create Skype visits with our animals for children too ill to travel.

Finally, a key component of our community outreach is our long-term commitment to honoring the service of members of the U.S. military and acknowledging the sacrifices that their families have made. Currently, we offer a free admission program, which provided approximately 740,000 free single day passes to active military personnel and their families for the year ended December 31, 2012 and approximately 600,000 free single day passes to active military personnel and their families for the nine months ended September 30, 2013.

Our Guests and Customers

Our theme parks are located near a number of large metropolitan areas, with a total population of over 55 million people located within 150 miles. Additionally, because our theme parks are divided between regional and destination theme parks, our guests are further diversified among a more stable base of local visitors, non-local domestic visitors and international tourists. Our theme parks are entertainment venues and have broad demographic appeal. For the year ended December 31, 2012, families comprised 55% of our attendance with an average party size of 3.7 people and for the nine months ended September 30, 2013, families comprised 56% of our attendance with an average party size of 3.9 people. In addition to guests of our theme parks, our customers include consumers of our various “out-of-park” product and service offerings.

Seasonality

The theme park industry is seasonal in nature. Based upon historical results, we generate the highest revenues in the second and third quarters of each year, in part because six of our theme parks are only open for a portion of the year. Approximately two-thirds of the Company’s attendance and revenues are generated in the second and third quarters of the year. The percent mix of revenues by quarter is relatively constant each year, but revenues can shift between the first and second quarters due to the timing of Easter and between the first and fourth quarters due to the timing of Christmas and New Year’s. Even for our five theme parks open year-round, attendance patterns have significant seasonality, driven by holidays, school vacations, and weather conditions. One of our goals in managing our business is to continue to generate cash flow throughout the year and minimize the effects of seasonality. In recent years, we have begun to encourage attendance during non-peak times by offering a variety of seasonal programs and events, such as a winter kids festival, spring concert series, and Halloween and Christmas events. In addition, during seasonally slow times, operating costs are controlled by reducing operating hours and show schedules. Employment levels required for peak operations are met largely through part-time and seasonal hiring.

Marketing

Our marketing and sales efforts are focused on generating profitable attendance, in-park per capita spending and building the value of our brands. Through advertising, including local customization, promotions, retail and corporate partners, digital platforms, public relations and sales initiatives, we drive awareness of and intent to visit our theme parks, attendance and higher in-park per capita spending on an international, national and regional level. Our attractive destination locations and strategy of grouping parks together creates high appeal for multi-day visits. Our strategic priorities include: (i) building our brands, (ii) improving guest loyalty, (iii) expanding digital expertise and (iv) broadening appeal (among multi-cultural consumers, kids and domestic markets). With great brands and a diverse team, marketing and sales will play a significant role in driving future growth.

Intellectual Property

Our business is affected by our ability to protect against infringement of our intellectual property, including our trademarks, service marks, domain names, copyrights and other proprietary rights. Important intellectual property includes rights in names, logos, character likenesses, theme park attractions, content of television programs and systems related to the study and care of certain of our animals. In addition, we are party to key license agreements as licensee, including our agreements with Sesame Workshop and ABI as discussed below. To protect our intellectual property rights, we rely upon a combination of trademark, copyright, trade secret and unfair competition laws of the United States and other countries, as well as contract provisions and third-party policies and procedures governing internet/domain name registrations.

Busch Gardens License Agreement

Our subsidiary, SeaWorld Parks & Entertainment LLC, is a party to a trademark license agreement with ABI, which governs our use of the Busch Gardens name and logo. Under the license agreement, ABI granted to us a perpetual, exclusive, worldwide, royalty-free license to use the Busch Gardens trademark and certain related domain names in connection with the operation, marketing, promotion and advertising of our theme parks, as well as in connection with the production, use, distribution and sale of merchandise sold in connection with such theme parks.

The license extends to our Busch Gardens theme parks located in Williamsburg, Virginia and Tampa, Florida, and may also include any amusement or theme park anywhere in the world that we acquire, build or rebrand with the Busch Gardens name in the future, subject to certain conditions. ABI may not assign, transfer or sell the Busch Gardens mark without first granting us a reasonable right of first refusal to purchase such mark.

We have agreed to indemnify ABI from and against third party claims and losses arising out of or in connection with the operation of the theme parks and the related marketing or promotion thereof, any merchandise branded with the licensed marks and the infringement of a third party’s intellectual property. We are required to carry certain insurance coverage throughout the term of the license.

The license agreement can be terminated by ABI under certain limited circumstances, including in connection with certain types of change of control of SeaWorld Parks & Entertainment LLC.

Sesame Licenses

Sesame Place Theme Park License Agreements

Our subsidiary, SeaWorld Parks & Entertainment LLC (f/k/a SPI, Inc.), is a party to a license agreement with Sesame Workshop (f/k/a Children’s Television Workshop). Under the license agreement, we were granted the right to use titles, marks, names, and characters from the Sesame Street and The Electric Company television series, as well as certain characters and elements created by Muppets Inc. for the Sesame Street series, related marketing materials, and the Sesame Place design trademark in connection with the children’s play parks in Langhorne, Pennsylvania. We pay specified royalties based on receipts from business conducted on the premises of the theme park to Sesame Workshop. We are required to include Sesame Workshop and Muppets Inc. as insured parties under any relevant insurance policies, and have agreed to indemnify Sesame Workshop from and against certain claims and expenses arising out of any personal or property injury at our Sesame Place park or breach of the license agreement. The license agreement can be terminated by Sesame Workshop under certain circumstances, including in connection with a specified change of control of SeaWorld Parks & Entertainment LLC, specified uncured breaches of the license agreement or specified bankruptcy events.

Under a separate agreement, Sesame Workshop granted SeaWorld Parks & Entertainment LLC a license to develop, manufacture, and produce in the United States (and, in some circumstances, elsewhere in the world) and to distribute and sell at Sesame Place branded play parks, certain products bearing Sesame Place, Sesame Street, and Sesame Street Muppet characters, likenesses, logos, marks and materials, including apparel, flags, bags, mugs, buttons, pens, wristbands and other miscellaneous products. The parties have agreed to indemnify each other from and against claims and expenses in connection with our respective performance under the license agreement and any breach thereof. Sesame Workshop may terminate the license under certain circumstances, including our uncured breach or bankruptcy.

Both agreements are scheduled to remain in effect until December 31, 2021.

Multi-Park License

Under a separate agreement, Sesame Workshop granted SeaWorld Parks & Entertainment LLC rights to use the Sesame Place and Sesame Workshop names and logos, certain Sesame Street characters (including Elmo, Big Bird and Cookie Monster), and granted a limited term right of first negotiation to utilize characters from other Sesame Workshop television series at SeaWorld San Diego, SeaWorld San Antonio, SeaWorld Orlando, and our two Busch Gardens theme parks. Within these theme parks we have rights to use the marks and characters in connection with Sesame Street themed attractions, Sesame Street shows and character appearances, and the marketing, advertising and promotion of the theme parks.

Sesame Workshop has also granted us the right to develop, manufacture, distribute and sell products within our SeaWorld and Busch Gardens theme parks, but also other parks in the United States that are owned or operated by SeaWorld Parks & Entertainment LLC, its subsidiaries or affiliates.

Pursuant to this agreement we pay a specified annual license fee, as well as a specified royalty based on revenues earned in connection with sales of licensed products, all food and beverage items utilizing the licensed elements and any events utilizing such elements if a separate fee is paid for such event.

The parties have agreed to indemnify each other from and against third party claims and expenses arising from their respective performance under the agreement or any breach thereof. Sesame Workshop has the right to terminate the agreement under certain limited circumstances, including a change of control of SeaWorld Parks & Entertainment LLC, SeaWorld Parks & Entertainment LLC’s bankruptcy or uncured breach of the agreement, or the termination of the license agreement regarding our Sesame Place theme park.

The agreement is scheduled to remain in effect until December 31, 2021 unless earlier terminated or extended.

Competition

Our theme parks and other product and entertainment offerings compete directly for discretionary spending with other destination and regional theme parks and water and amusement parks and indirectly with other types of recreational facilities and forms of entertainment, including movies, home entertainment options, sports attractions, restaurants and vacation travel. Principal direct competitors of our theme parks include theme parks operated by The Walt Disney Company, Universal Studios, Six Flags, Cedar Fair, Merlin Entertainments and Hershey Entertainment and Resorts Company. Our highly differentiated products provide a complementary experience to those offered by fantasy-themed Disney and Universal parks. In addition, we benefit from the significant capital investments made in developing the tourism industry in the Orlando area. The Orlando theme park market is extremely competitive, with a high concentration of theme parks operated by several companies.

Competition is based on multiple factors including location, price, the originality and perceived quality of the rides and attractions, the atmosphere and cleanliness of the theme park, the quality of food and entertainment, weather conditions, ease of travel to the theme park (including direct flights by major airlines), and availability and cost of transportation to a theme park. We believe we compete effectively, and our competitive position is protected, due to our strong brand recognition, extensive animal collection, high historical capital investment and valuable real estate. Additionally, we believe that our theme parks feature a sufficient quality and variety of rides and attractions, educational and interactive experiences, merchandise locations, restaurants and family orientation to make them highly competitive with other destination and regional theme parks, as well as other forms of entertainment.

Employees

As of December 31, 2012, we employed approximately 22,100 employees, approximately 4,400 of whom were employed on a full-time basis. The number of part-time and seasonal employees, many of whom are high school and college students, increases during our peak operating season. None of our employees are covered by a collective bargaining agreement, and we consider our employee relations to be good.

Regulatory

Our operations are subject to a variety of federal, state and local laws, regulations and ordinances including, but not limited to, those regulating the environmental, display, possession and care of our animals, amusement park rides, building and construction, health and safety, labor and employment, workplace safety, zoning and land use and alcoholic beverage and food service. Key statutes and treaties relating to the display, possession and care of our animal collection include the Endangered Species Act, Marine Mammal Protection Act, Animal Welfare Act, Convention on International Trade in Endangered Species and Fauna Protection Act and the Lacey Act. We must also comply with the Migratory Bird Treaty Act, Bald and Golden Eagle Protection Act, Wild Bird Conservation Act and National Environmental Policy Act, among other laws and regulations. We believe that we are in substantial compliance with applicable laws, regulations and ordinances; however, such requirements may change over time, and there can be no assurance that new requirements, changes in enforcement policies or newly discovered conditions relating to our properties or operations will not require significant expenditures in the future.

Insurance

We maintain insurance of the type and in the amounts that we believe to be commercially reasonable for businesses in our industry. We maintain primary and excess casualty coverage of up to $100 million. As part of this coverage, we retain deductible/self-insured retention exposures of $1 million per occurrence for general liability claims, $250,000 per occurrence for property claims, $250,000 per accident for automobile liability claims, and $750,000 per occurrence for workers compensation claims. We maintain employers’ liability and all coverage required by law in the states in which we operate. Defense costs are included in the insurance coverage we obtain against losses in these areas. Based upon our historical experience of reported claims and an estimate for incurred-but-not-reported claims, we accrue a liability for our deductible/self-insured retention contingencies regarding general liability, automobile liability and workers compensation exposures. We maintain additional forms of special casualty coverage appropriate for businesses in our industry. We also maintain commercial property coverage against fire, natural perils, so-called “extended coverage” perils such as civil commotion, business interruption and terrorism exposures for protection of our real and personal properties (other than land). We generally renegotiate our insurance policies on an annual basis. We cannot predict the amounts of premium cost that we may be required to pay for future insurance coverage, the level of any deductibles/self-insured retentions we may retain applicable thereto, the level of aggregate excess coverage available or the availability of coverage for special or specific risks.

Properties

The following table summarizes our principal properties, which includes undeveloped land.

Location	Size	Use
Orlando, FL	76,360 sq ft	Leased Office Space (corporate headquarters)
Orlando, FL	9,636 sq ft	Leased Office Space (call center)
San Diego, CA	190 acres(1)	Leased Land
Chula Vista, CA	66 acres	Owned Water Park
Orlando, FL	279 acres	Owned Theme Park
Orlando, FL	58 acres	Owned All-inclusive Interactive Park
Orlando, FL	81 acres	Owned Water Park
Tampa, FL	56 acres	Owned Water Park
Tampa, FL	306 acres	Owned Theme Park
Dade City, FL	109 acres	Owned Breeding Farm
Langhorne, PA	55 acres	Owned Theme Park
San Antonio, TX	416 acres	Owned Theme Park
Williamsburg, VA	222 acres	Owned Water Park
Williamsburg, VA	422 acres	Owned Theme Park
Williamsburg, VA	5 acres	Owned Warehouse Space
Williamsburg, VA	5 acres	Owned Seasonal Worker Lodging

(1)	Includes approximately 17 acres of water in Mission Bay Park, California.

Our Senior Secured Credit Facilities are collateralized by first priority or equivalent security interests in, among other things, certain tangible and intangible assets, including our fee-owned properties. See “Description of Indebtedness—Senior Secured Credit Facilities.”

Lease Agreement with City of San Diego

Our subsidiary, Sea World LLC (f/k/a Sea World Inc.), leases approximately 190 acres from the City of San Diego, including approximately 17 acres of water in Mission Bay Park, California (the “Premises”). The current lease term commenced on July 1, 1998 and extends for 50 years or the maximum period allowed by law. Under the lease, the Premises must be used as a marine park facility and related uses. In addition, we may not operate another marine park facility within a radius of 560 miles from the City of San Diego.

The annual rent under the lease is calculated on the basis of a specified percentage of Sea World LLC’s gross income from the Premises, or the minimum yearly rent, whichever is greater. The minimum yearly rent is adjusted every three years to an amount equal to 80% of the average accounting year rent actually paid for the three previous years. The current minimum yearly rent is approximately $9.6 million, which is subject to adjustment on January 1, 2014.

Legal Proceedings

We are subject to various allegations, claims and legal actions arising in the ordinary course of business. While it is impossible to determine with certainty the ultimate outcome of any of these proceedings, lawsuits and claims, management believes that adequate provisions have been made and insurance secured for all currently pending proceedings so that the ultimate outcomes will not have a material adverse effect on our financial position.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of November 15, 2013:

Name	Age	Position
Jim Atchison	47	Chief Executive Officer and President, Director
James M. Heaney	50	Chief Financial Officer
Daniel B. Brown	59	Chief Operating Officer—SeaWorld & Discovery Cove
Donald W. Mills Jr.	55	Chief Operating Officer—Busch Gardens & Sesame Place
Scott D. Helmstedter	49	Chief Creative Officer
G. Anthony (Tony) Taylor	48	Chief Legal and Corporate Affairs Officer, General Counsel and Corporate Secretary
Dave Hammer	53	Chief Human Resources Officer
Marc Swanson	42	Chief Accounting Officer
Brad Andrews	64	Chief Zoological Officer
David F. D’Alessandro	62	Chairman of the Board of the Directors
Joseph P. Baratta	42	Director
Bruce McEvoy	36	Director
Judith A. McHale	66	Director
Peter F. Wallace	38	Director
Deborah M. Thomas	49	Director

Jim Atchison has been a director, Chief Executive Officer and President of the Company since 2009. He served as President and Chief Operating Officer of Busch Entertainment Corporation from 2007 to 2009, as Executive Vice President and General Manager of SeaWorld Orlando from 2003 to 2007 and as Vice President of Marketing of the same entity from 2002 to 2003. Prior to that, Mr. Atchison was the Vice President of Finance of Busch Gardens Tampa from 1998 to 2002. Mr. Atchison is also a member of the board of directors of the SeaWorld & Busch Gardens Conservation Fund and Hubbs-SeaWorld Research Institute, and he is also a member of the University of Central Florida Board of Trustees. Mr. Atchison holds a bachelor’s degree in marketing from the University of South Florida and a master’s degree in business administration from the University of Central Florida.

James M. Heaney has been our Chief Financial Officer since January 2012. From 2007 to 2011, he served as Chief Financial Officer and Senior Vice President of Finance and Travel Operations for Disney Cruise Line. Mr. Heaney began his career at Disney as Finance Manager in 1994 and was promoted to Director and Vice President of Finance in 1997 and 2002, respectively. From 1990 to 1994, Mr. Heaney served as Finance Manager and Financial Analyst at Royal Caribbean Cruises Ltd. From 1989 to 1990, he worked as a Financial Analyst of Pueblo Xtra International and from 1988 to 1989, as Financial Systems Analyst of Gould, Inc CSD. Mr. Heaney holds a bachelor’s degree in operations management from Texas Tech University and a master’s degree in business administration with an academic emphasis in finance from the University of Florida.

Daniel B. Brown has been the Chief Operating Officer—SeaWorld & Discovery Cove since 2010. Prior to that, Mr. Brown served as Park President of SeaWorld Orlando, Discovery Cove and Aquatica from 2007 to 2010, Park President of Busch Gardens Tampa and Adventure Island from 2003 to 2007, Park President of Busch Gardens Williamsburg from 1999 to 2003, and Vice President of Operations of Busch Entertainment Corporation from 1997 to 1999. Mr. Brown serves on the Dean’s Advisory Board of UCF’s Rosen College of Hospitality Management, the executive board of Visit Orlando and the board of the Hubbs-SeaWorld Research Institute. He holds a bachelor’s degree of Arts from Webster University.

Donald W. Mills Jr. has been the Chief Operating Officer—Busch Gardens & Sesame Place theme parks since 2010. Prior to that, Mr. Mills served as Executive Vice President and General Manager of Busch Gardens Tampa from 2007 to 2010, Executive Vice President and General Manager of Busch Gardens Williamsburg from 2003 to 2007, Vice President of Park Operations of Busch Gardens Williamsburg from 2002 to 2003, Vice President of Park Operations of SeaWorld San Diego from 1999 to 2002, Vice President of Park Operations of Busch Gardens Tampa and Vice President of Adventure Island from 1992 to 1994. Mr. Mills is a member of the advisory board of the University of South Florida College of Business and a member of the board of directors of the IAAPA Foundation. He holds a bachelor’s degree of Science and Marketing from the University of South Florida.

Scott D. Helmstedter has been our Chief Creative Officer since 2011. He served as Principal and Executive Producer of In Motion Entertainment from 2000 to 2011, and from 1997 to 1999 as a Producer at Universal Studios. Prior to that, from 1995 to 1997, Mr. Helmstedter was the Line Producer of Buena Vista Pictures of The Walt Disney Company, and from 1986 until 1995 he served as Production Manager of The Walt Disney Company. Mr. Helmstedter holds a bachelor’s degree of Arts from Azusa Pacific University and a master’s degree in business administration from Claremont Graduate University.

G. Anthony (Tony) Taylor has been our Chief Legal Officer, General Counsel and Corporate Secretary since 2010. In March 2013, he was appointed to lead the newly established Corporate Affairs group, which includes Industry & Governmental Affairs, Corporate Communications, Community Affairs, Risk Management and Corporate Social Responsibility. Prior to joining the Company, Mr. Taylor held the position of Associate General Counsel of Anheuser-Busch Companies, Inc. from 2000 to 2010, and a Principal in Blumenfeld Kaplan in St. Louis from 1993 to 2000. He holds bachelors’ degrees in political science and speech communication from the University of Missouri and a juris doctor degree from Washington University.

Dave Hammer has been our Chief Human Resources Officer since 2009. Prior to that, Mr. Hammer served as Corporate Vice President of Human Resources of Busch Entertainment Corporation from 2004 until 2009, Vice President of Human Resources of Sea World Florida and Corporate Manager of Human Resources for Busch Entertainment Corporation from 1999 to 2001, Director of Human Resources of Busch Properties, Inc. from 1995 to 1999 and as Vice President of Human Resources for Sesame Place from 1991 to 1995. Mr. Hammer is a member of the board of directors of the Florida Chamber of Commerce. He holds a bachelor’s degree in human resources from St. Leo College in Tampa, Florida.

Marc Swanson has been our Chief Accounting Officer since 2012. Prior to that, he has been Vice President Performance Management and Corporate Controller of SeaWorld Parks & Entertainment, Inc. from 2011 to 2012, the Corporate Controller of Busch Entertainment Corporation from 2008 to 2011 and the Vice President of Finance of Sesame Place from 2004 to 2008. He is a member of the board of directors of the SeaWorld & Busch Gardens Conservation Fund. Mr. Swanson holds a bachelor’s degree in accounting from Purdue University and a master’s degree in business administration from DePaul University, and is a CPA.

Brad Andrews has been our Chief Zoological Officer since 2010. He served as Corporate Vice President of Zoological Operations of Busch Entertainment Corporation from 1991 to 2010, Vice President and Assistant Zoological Director of the same entity from 1990 to 1991. Prior to that, he served as Curator and Vice President Mammals of SeaWorld Orlando from 1988 until 1990. Mr. Andrews is also a member of the board of directors of the SeaWorld & Busch Gardens Conservation Fund, Hubbs-SeaWorld Research Institute, Wildlife Alliance, International Elephant Foundation,

International Rhino Foundation, Cheetah Conservation Fund, African Carnivore Research Association, Global Conservation Network and United States Rugby Foundation. Mr. Andrews holds a bachelor’s degree of Science from St. Mary’s College.

David F. D’Alessandro has been the chairman of the Board of Directors of the Company since 2010. He served as Chairman, President and Chief Executive Officer of John Hancock Financial Services from 2000 to 2004, having served as President and Chief Operating Officer of the same entity from 1996 to 2000, and guided the company through a merger with ManuLife Financial Corporation in 2004. Mr. D’Alessandro served as President and Chief Operating Officer of ManuLife in 2004. He is a former Partner of the Boston Red Sox. A graduate of Syracuse University, he holds honorary doctorates from three colleges and serves as vice chairman of Boston University.

Joseph P. Baratta has been a director of the Company since 2009. Mr. Baratta is the Global Head of the Private Equity Group at Blackstone, which he joined in 1998. Before joining Blackstone, Mr. Baratta worked at Tinicum Incorporated, McCown De Leeuw & Company and Morgan Stanley. Mr. Baratta is also a trustee of the Private Equity Foundation. Mr. Baratta holds a bachelor’s degree from Georgetown University, where he currently serves on the University’s Board of Regents and the Advisory Board of the McDonough School of Business.

Bruce McEvoy has been a director of the Company since 2009. Mr. McEvoy is a Managing Director in the Private Equity Group at Blackstone, which he joined in 2006. Before joining Blackstone, Mr. McEvoy worked at General Atlantic and McKinsey & Company. Mr. McEvoy also currently serves on the board of directors of Catalent, GCA Services, Performance Food Group, RGIS Inventory Specialists and Vivint, and he was formerly a director of DJO Orthopedics. Mr. McEvoy graduated from Princeton University and Harvard Business School.

Judith A. McHale has been a director of the Company since March 2013. Ms. McHale currently serves as the President and Chief Executive Officer of Cane Investments, LLC. From 2009 to 2011, Ms. McHale served as Under Secretary of State for Public Diplomacy and Public Affairs for the U.S. Department of State. From 2006 to 2009, Ms. McHale served as a Managing Partner in the formation of GEF/Africa Growth Fund. Prior to that, Ms. McHale served as the President and Chief Executive Officer of Discovery Communications. Ms. McHale currently serves on the board of directors of Ralph Lauren Corporation, Yellow Media Limited and Hilton Worldwide Holdings Inc. Ms. McHale graduated from the University of Nottingham in England and Fordham University School of Law.

Peter F. Wallace has been a director of the Company since 2009. Mr. Wallace is a Senior Managing Director in Blackstone’s Private Equity Group, which he joined in 1997. Mr. Wallace also currently serves on the board of directors of AlliedBarton Security Services, GCA Services, Michaels Stores, Inc., Vivint and the Weather Channel Companies. Mr. Wallace was formerly a director of Crestwood Midstream Partners, New Skies Satellites and Pelmorex Media. Mr. Wallace graduated from Harvard College.

Deborah M. Thomas has been a director of the Company since November 11, 2013. Ms. Thomas currently serves as the Chief Financial Officer of Hasbro, Inc. Prior to her appointment in 2009 as Hasbro’s Chief Financial Officer, Ms. Thomas served as Senior Vice President and Head of Corporate Finance for Hasbro from 2007 to 2009. Ms. Thomas also served as Hasbro’s Corporate Controller and has held positions of increasing responsibility since joining Hasbro’s Finance Department in 1998. Prior to joining Hasbro, Ms. Thomas held Assurance positions at KPMG Peat Marwick, LLP from 1986 through 1998, in the United States and in the United Kingdom. Ms. Thomas holds a bachelor’s degree from Providence College, where she currently serves on the President’s Advisory Council, and is a CPA.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors consists of seven directors, three of whom are independent. Our amended and restated

certificate of incorporation provides for a classified Board of Directors, with two directors in Class I (Mr. D’Alessandro and Ms. McHale), two directors in Class II (Messrs. Atchison and McEvoy) and three directors in Class III (Messrs. Baratta and Wallace and Ms. Thomas). See “Description of Capital Stock—Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” In addition, we entered into a stockholders agreement with certain affiliates of Blackstone in connection with our initial public offering. This agreement grants Blackstone the right to designate nominees to our Board of Directors subject to the maintenance of certain ownership requirements in us. As a result, under the terms of the Stockholders Agreement, based on its beneficial ownership of our common stock immediately after the completion of this offering, Blackstone will be entitled to nominate at least 40% of the total number of directors comprising our Board of Directors. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until they resign or are terminated by the stockholders. In particular, the members of our Board of Directors considered the following important characteristics, among others:

•	Mr. Atchison—our Board of Directors considered Mr. Atchison’s extensive familiarity with our business and his thorough knowledge of our industry owing to his 26-year history with the Company.

•

Mr. D’Alessandro—our Board of Directors considered Mr. D’Alessandro’s financial and management expertise and his valuable experience gained from his positions as Chairman, President and Chief Executive Officer of John Hancock Financial Services.

•

Mr. Baratta—our Board of Directors considered Mr. Baratta’s service on the boards of a diverse group of companies, his significant financial, investment and operational experience as the Global Head of Private Equity at Blackstone and his experience with investments in and advising several companies, including companies in the entertainment industry.

•

Mr. McEvoy—our Board of Directors considered Mr. McEvoy’s knowledge and expertise based on his experiences at Blackstone coupled with his experience as a director of several companies, as well as his management consulting experience.

•

Ms. McHale—our Board of Directors considered Ms. McHale’s extensive business and management expertise, including her experience as an executive officer and director of several public companies, as well as her prior service as a high-ranking official in the U.S. Department of State.

•

Mr. Wallace—our Board of Directors considered Mr. Wallace’s service on the boards of a diverse group of companies, as well as his significant financial and investment experience relating to his position as a Senior Managing Director at Blackstone.

•

Ms. Thomas—our Board of Directors considered Ms. Thomas’ significant financial and management expertise and her extensive experience in leading global financial operations as the Chief Financial Officer of Hasbro, Inc.

Board Leadership Structure

Our Board of Directors is led by the Non-Executive Chairman. The Chief Executive Officer position is separate from the Chairman position. We believe that the separation of the Chairman and Chief Executive Officer positions is appropriate corporate governance for us at this time.

Role of Board in Risk Oversight

The Board of Directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit Committee. The Audit Committee represents the Board of Directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the Board of Directors all areas of risk and the appropriate mitigating factors. In addition, our Board of Directors receives periodic detailed operating performance reviews from management.

Controlled Company Exception

After the completion of this offering and the share repurchase, affiliates of Blackstone will beneficially own approximately 46.0% of our common stock and voting power. As a result, we will no longer be a “controlled company” within the meaning of the NYSE corporate governance standards. The NYSE rules require that we appoint a majority of independent directors to our Board of Directors within one year of the date we no longer qualify as a “controlled company.” The NYSE rules also require that we have at least one independent director on each of our Compensation and Nominating and Corporate Governance Committees on the date we no longer qualify as a “controlled company,” at least a majority of independent directors within 90 days of such date and fully independent Compensation and Nominating and Governance Committees within one year of such date.

Board Committees

The standing committees of our Board of Directors consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Our president and chief executive officer and other executive officers regularly report to the non-executive directors and the Audit, the Compensation and the Nominating and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The vice president of internal audit reports functionally and administratively to our chief financial officer and directly to the Audit Committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities.

Audit Committee

Our Audit Committee consists of Ms. McHale, who serves as the Chair, Mr. McEvoy and Ms. Thomas. Ms. McHale and Ms. Thomas qualify as independent directors under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We expect a third new independent director to replace Mr. McEvoy within one year of the effective date of the registration statement relating to our initial public offering so that all of our Audit Committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under NYSE Rule 303(A).

The purpose of the Audit Committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our Board of Directors has adopted a written charter for the Audit Committee which is available on the “Investor Relations” portion of our website.

Compensation Committee

Our Compensation Committee consists of Mr. D’Alessandro, who serves as the Chair, and Messrs. Wallace and McEvoy. Mr. D’Alessandro qualifies as an independent director under the NYSE corporate governance standards. Under the NYSE rules, we are required to have at least a majority of independent members on the Compensation Committee within 90 days from date that we cease to be a “controlled company” and a Compensation Committee that is comprised entirely of independent members within one year from such date.

The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board of Directors has adopted a written charter for the Compensation Committee which is available on the “Investor Relations” portion of our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or the Compensation Committee. We are parties to certain transactions with Blackstone described in “Certain Relationships and Related Party Transactions” section of this prospectus.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. D’Alessandro, who serves as the Chair, and Messrs. Wallace and McEvoy. Mr. D’Alessandro qualifies as an independent director under the NYSE corporate governance standards. Under the NYSE rules, we are required to have at least a majority of independent members on the Nominating and Corporate Governance Committee within 90 days from date that we cease to be a “controlled company” and a Nominating and Corporate Governance Committee that is comprised entirely of independent members within one year from such date.

The purpose of our Nominating and Corporate Governance Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new Board of Directors members, consistent with criteria approved by the Board of Directors, subject to the stockholders agreement with Blackstone, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Board of Directors select, the director nominees for the next annual meeting of stockholders, (3) identifying Board of Directors members qualified to fill vacancies on any Board of Directors committee and recommending that the Board of Directors appoint the identified member or members to the applicable committee, subject to the stockholders agreement with Blackstone, (4) reviewing and recommending to the Board of Directors corporate governance principles applicable to us, (5) overseeing the evaluation of the Board of Directors and management and (6) handling such other matters that are specifically delegated to the committee by the Board of Directors from time to time.

Our Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee which is available on the “Investor Relations” portion of our website.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Business Conduct and Ethics is available on the “Investor Relations” portion of our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Compensation Discussion and Analysis

Introduction

Our executive compensation plan is designed to attract and retain individuals with the qualifications to manage and lead the Company as well as to motivate them to develop professionally and contribute to the achievement of our financial goals and ultimately create and grow our equity value.

Our named executive officers for 2012 were:

•	Jim Atchison, our President and Chief Executive Officer;

•	James M. Heaney, our Chief Financial Officer; and

•	our three other most highly compensated executive officers who served in such capacities at December 31, 2012, namely,

•	Daniel B. Brown, our Chief Operating Officer—SeaWorld & Discovery Cove;

•	Donald W. Mills, Jr., our Chief Operating Officer—Busch Gardens & Sesame Place; and

•	Scott D. Helmstedter, our Chief Creative Officer.

Executive Compensation Objectives and Philosophy

Our primary executive compensation objectives are to:

•

attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, create and maintain our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our business strategy in an industry characterized by competitiveness, growth and a challenging business environment;

•	reward senior management in a manner aligned with our financial performance; and

•	align senior management’s interests with our equity owners’ long-term interests through equity participation and ownership.

To achieve our objectives, we deliver executive compensation through a combination of the following components:

•	Base salary;

•	Bonuses which are tied to company financial performance;

•	Long-term incentive compensation;

•	Broad-based employee benefits;

•	Supplemental executive perquisites; and

•	Severance benefits.

Our total executive compensation plan is inclusive of base salaries and other benefits and perquisites, including severance benefits, which are designed to attract and retain senior management talent. We also use annual cash incentive compensation and long-term equity incentives to ensure a performance-based delivery of pay that aligns, as closely as possible, the rewards of our named executive officers with the long-term interests of our equity-owners while enhancing executive retention.

Compensation Determination Process

In connection with our initial public offering, we established a Compensation Committee that is responsible for making all executive compensation determinations.

Prior to our initial public offering, our Board of Directors made all of the decisions about our executive compensation. In making initial compensation determinations with respect to our named executive officers, our Board of Directors considered a number of variables, consistent with our executive compensation objectives, including individual circumstances related to each executive’s recruitment or retention and the position for which they were hired. For example, our Board of Directors granted to Mr. Atchison a substantially greater number of equity awards in light of his role as our President and Chief Executive Officer as compared to the other named executive officers. The specific terms of each of the equity grants to our named executive officers are discussed below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards.” Our Board of Directors did not use any compensation consultants in making its compensation determinations and has not benchmarked any of its compensation determinations against a peer group.

Mr. Atchison generally participates in discussions and deliberations with our Board of Directors regarding the determinations of annual cash incentive awards for our executive officers. Specifically, he makes recommendations to our Board of Directors regarding the performance targets to be used under our annual bonus plan and the amounts of annual cash incentive awards. Mr. Atchison does not participate in discussions regarding his own compensation.

Compensation Elements

The following is a discussion and analysis of each component of our executive compensation program.

Base Salary

Annual base salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a level of cash income predictability and stability with respect to a portion of their total compensation. Our Board of Directors believes that the level of an executive officer’s base salary should reflect such executive’s performance, experience and breadth of responsibilities, salaries for similar positions within our industry and any other factors relevant to that particular job. The Board of Directors utilized the experience, market knowledge and insight of its members in evaluating the competitiveness of current salary levels. Our Human Resources Department is also a resource for such information as needed.

In the sole discretion of our Board of Directors, base salaries for our executive officers may be periodically adjusted to take into account changes in job responsibilities or competitive pressures. Our Board of Directors did not make any adjustments to any of our named executive officers’ base salaries in 2012.

Bonuses

Annual Cash Incentive Compensation.    Annual cash incentive awards are available to all salaried exempt employees, including our named executive officers, under our annual bonus plan. The objectives of the bonus plan are to motivate these employees to achieve short-term performance goals and tie a portion of their cash compensation to our performance by rewarding them based on our overall performance.

Under our SeaWorld Parks & Entertainment Bonus Plan (the “2012 Bonus Plan”), each employee eligible to participate in the 2012 Bonus Plan was eligible to earn an annual cash incentive award based on our achievement of such employee’s Adjusted EBITDA target for 2012. The Adjusted EBITDA target was determined by our Board of Directors early in the year, after taking into consideration management’s recommendations and our budget for the year.

Under our 2012 Bonus Plan, Adjusted EBITDA is defined in the same way as the definition of Adjusted EBITDA that is used for covenant calculations under the indenture governing our Senior Notes and the credit agreement governing our Senior Secured Credit Facilities, which define Adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as further adjusted to exclude certain unusual, non-cash, and other items permitted under such covenants.

Each participant in the 2012 Bonus Plan had a bonus potential target, computed as a percentage of salary, based on job level. For fiscal 2012, the bonus potential target for Mr. Atchison was 100% of his 2012 base salary and the bonus potential target for each of Messrs. Heaney, Brown, Mills and Helmstedter was 75% of their respective 2012 base salaries.

As detailed in the following table, actual amounts paid under the 2012 Bonus Plan were calculated by multiplying each named executive officer’s base salary by his bonus potential percentage to obtain their bonus potential target, which was then adjusted by an achievement factor based on our actual achievement against the Adjusted EBITDA target.

Salary	X	Bonus Potential Percentage	=	Bonus Potential Target

Bonus Potential Target	X	Achievement Factor	=	Actual Bonus Paid

The achievement factor was determined by calculating our achievement against the Adjusted EBITDA target based on the pre-established scale set forth in the following table:

	Adjusted EBITDA Target
	Threshold	Target	Maximum
Performance Percentage of Target	95%	100%	105%
Achievement Factor	33%	100%	130%

Based on the pre-established scale set forth above, no cash incentive award would have been paid unless our Adjusted EBITDA for 2012 was at or above 95% of the Adjusted EBITDA target; provided, however, that if Adjusted EBITDA performance was below 95% of target, but no less than 83.3% of target, then the Board of Directors had the ability to award a special discretionary payment up to 25% of a named executive officer’s bonus potential target. If our actual performance was 100% of target, then the named executive officers would have been paid their respective bonus potential target amounts. If performance was 105% of target, then our named executive officers would have been eligible for a maximum cash incentive award equal to 130% of their respective bonus potential target amounts. For performance percentages between the specified threshold, target and maximum levels, the resulting achievement factor would have been adjusted on a linear basis. For performance above 105% of target, additional payments could have been awarded by our Board of Directors upon a determination that an additional discretionary payment was warranted.

Notwithstanding the establishment of the performance target and the formula for determining the cash incentive award payment amounts as illustrated in the tables above, our Board of Directors had the ability to exercise negative discretion and award a lesser amount to our named executive officers under our annual 2012 Bonus Plan than the amount determined by the bonus plan formula if, in the exercise of its business judgment, our Board of Directors determined that a lesser amount was warranted under the circumstances. In addition, with respect to Messrs. Heaney, Brown, Mills and Helmstedter, if Adjusted EBITDA performance exceeded target, then a cash incentive award above target could only be paid upon an initial recommendation from Mr. Atchison to our Board of Directors and a final determination by our Board of Directors that an award above target was warranted.

For fiscal 2012, our Board of Directors set an Adjusted EBITDA target of $415.6 million and our actual Adjusted EBITDA was $415.2 (or 99.9% of target), which resulted in an achievement factor of 98.73% based on the pre-established scale. The following table illustrates the calculation of the annual cash incentive awards payable to each of our named executive officers under our 2012 Bonus Plan in light of these performance results. Actual amounts awarded to each of the named executive officers are also reported under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table under the “2012” designation.

	2012 Salary	Bonus Potential Percentage	Bonus Potential Target	Achievement Factor	Actual Bonus Paid
Jim Atchison	$395,000	100%	$395,000	98.73%	$389,984
James M. Heaney(1)	$275,000	75%	$206,250	98.73%	$203,631
Daniel B. Brown	$297,000	75%	$222,750	98.73%	$219,921
Donald W. Mills, Jr.	$280,008	75%	$210,006	98.73%	$207,339
Scott D. Helmstedter	$275,000	75%	$206,250	98.73%	$203,631

(1)	Since Mr. Heaney commenced employment with us on January 20, 2012, his annual cash incentive award was pro-rated and calculated based on eleven months of his $300,000 annual base salary.

Discretionary Bonuses. From time to time, our Board of Directors may award discretionary bonuses in addition to any annual bonus payable under our annual bonus plan. For fiscal 2012, our Board of Directors awarded Mr. Heaney a discretionary bonus of $50,000 in recognition of his significant contributions during the fourth quarter of fiscal 2012.

Long-Term Incentive Compensation

Our management employees, including our named executive officers, were granted long-term incentive awards that are designed to promote our interests by providing our management employees with the opportunity to participate in our equity, thereby incentivizing them to remain in our service. These long-term incentive awards were granted to our named executive officers in the form of Employee Units in the Partnerships. In addition, certain members of management, including Messrs. Atchison, Brown and Mills, purchased Class D Units of the Partnerships.

The Class D Units had economic characteristics similar to those of shares of common stock in a corporation and the Employee Units are profits interests having economic characteristics similar to stock appreciation rights (i.e., Employee Units only had value to the extent there was appreciation in the value of our business from and after the applicable date of grant).

Investment funds affiliated with Blackstone and other co-investors hold Class A Units and Class B Units of the Partnerships. In addition, ABI holds Class C Units in the Partnerships, which entitle ABI to receive, subject to certain conditions, a specified portion of distributions from the Partnerships. Under the terms of the partnership agreements of the Partnerships, an affiliate of Blackstone determines any voting and disposition decisions with respect to the shares of our common stock held by the Partnerships.

The Employee Units were divided into a time-vesting portion (one-third of the Employee Units granted), a 2.25x exit-vesting portion (one-third of the Employee Units granted), and a 2.75x exit-vesting portion (one-third of the Employee Units granted). Unvested Employee Units were not entitled to distributions from the Partnerships. For additional information regarding our Employee Units, see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Employee Units.”

The Employee Units granted to our named executive officers were designed to motivate them to focus on efforts that would increase the value of our equity while enhancing their retention. The specific sizes of the equity grants made to our named executive officers were determined in light of Blackstone’s practices with respect to management equity programs at other private companies in its portfolio and the executive officer’s position and level of responsibilities with us.

In connection with our initial public offering, our directors, officers and employees surrendered all Class D Units and Employee Units of the Partnerships held by them and received shares of our common stock from the Partnerships. For more information, see “Management—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Award and Grants—Employee Units.”

In addition, we also made grants of restricted shares of our common stock to our directors, officers and employees in connection with our initial public offering. We granted our named executive officers the following number of restricted shares of our common stock: Mr. Atchison, 89,846; Mr. Heaney, 29,948; Mr. Brown, 29,948; Mr. Mills, 29,948; and Mr. Helmstedter, 17,969. These restricted shares have vesting terms substantially similar to those applicable to shares delivered in respect of the unvested Employee Units that were held by our directors, officers and employees, except that any restricted shares that would otherwise vest within six months following the closing of our initial public offering instead became vested on the day following the six month anniversary of the grant date.

Fiscal 2012 Grants.    On June 7, 2012, Mr. Heaney was granted 37,500 Employee Units and Mr. Brown was granted 10,000 Employee Units. Mr. Heaney commenced employment as our Chief Financial Officer on January 20, 2012 and his fiscal 2012 grant reflected an initial grant of Employee Units in connection with his hiring. In fiscal 2011, a portion of Mr. Brown’s initial grant of Employee Units was withheld. On June 7, 2012, Mr. Brown was granted the 10,000 Employee Units that had been withheld from his original allocation. Since the 10,000 Employee Units had been withheld from Mr. Brown’s initial fiscal 2011 grant, it was determined appropriate to compensate Mr. Brown for the taxes he incurred in connection with this grant.

Benefits and Perquisites

We provide to all our employees, including our named executive officers, broad-based benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security. Broad-based employee benefits include:

•	a 401(k) savings plan;

•	medical, dental, vision, life and accident insurance, disability coverage, dependent care and healthcare flexible spending accounts; and

•	employee assistance program benefits.

Under our 401(k) savings plan, we match a portion of the funds set aside by the employee. All matching contributions by us become vested on the two-year anniversary of the participant’s hire date. At no cost to the employee, we provide an amount of basic life and accident insurance coverage valued at two times the employee’s annual base salary. The employee may also select supplemental life and accident insurance, for a premium to be paid by the employee.

We also provide our executive officers with limited perquisites and personal benefits that are not generally available to all employees, such as executive relocation assistance and complimentary access to our theme parks. In addition, all employees with at least three weeks of vacation have the opportunity to participate in our vacation sell benefit program and sell back vacation days to us in order to offset personal health insurance premiums. We provide these limited perquisites and personal benefits in order to further our goal of attracting and retaining our executive officers. These benefits and perquisites are reflected in the All Other Compensation column of the Summary Compensation Table and the accompanying footnote in accordance with SEC rules.

Severance Arrangements

Our Board of Directors believes that a Key Employee Severance Plan (the “Severance Plan”) is necessary to attract and retain the talent necessary for our long-term success. Our Board of Directors views our Severance Plan as a recruitment and retention device that helps secure the continued employment and dedication of our named executive officers, including when we are considering strategic alternatives.

Each of our named executive officers is eligible for the Severance Plan benefits. Under the terms of the Severance Plan, each named executive officer is entitled to severance benefits if his employment is terminated for any reason other than voluntary resignation or willful misconduct. The severance payments under the Severance Plan are contingent upon the affected executive’s execution of a release and waiver of claims, which contains non-compete, non-solicitation and confidentiality provisions. See “—Potential Payments Upon Termination” for descriptions of these arrangements.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers for services rendered to us during 2012.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Jim Atchison	2012	395,000	—	—	—	389,984	—	17,781	802,765
Chief Executive Officer and President and Director	2011	395,000	—	—	—	497,700	—	10,010	902,710

James M. Heaney	2012	283,077	50,000	542,750	—	203,631	—	8,478	1,087,936
Chief Financial Officer

Daniel B. Brown	2012	297,000	—	240,000	—	219,921	—	331,029	1,087,950
Chief Operating Officer—SeaWorld & Discovery Cove	2011	297,000	—	—	—	280,655	—	21,129	598,784

Donald W. Mills, Jr.	2012	280,008	—	—	—	207,339	—	18,442	505,789
Chief Operating Officer—Busch Gardens	2011	280,008	—	—	—	264,608	—	20,420	565,036

Scott D. Helmstedter	2012	275,000	—	—	—	203,631	—	9,802	488,433
Chief Creative Officer	2011	206,250	—	—	—	194,906	—	5,597	406,753

(1)	Mr. Heaney commenced employment as our Chief Financial Officer on January 20, 2012 and the amount reported in this column for Mr. Heaney reflects the portion of his annual base salary earned in fiscal 2012 from such date.
(2)	Amount reported represents the discretionary bonus paid to Mr. Heaney. See “Compensation Discussion and Analysis—Compensation Elements—Bonuses—Discretionary Bonuses.”
(3)	Amounts included in this column reflect the aggregate grant date fair value of Employee Units in the Partnerships granted during 2012, calculated in accordance with FASB ASC Topic 718, utilizing the assumptions discussed in Note 18 to our consolidated financial statements for the year ended December 31, 2012.
(4)	Amounts included in this column reflect the named executive officer’s annual cash incentive awards paid. See “—Compensation Discussion and Analysis—Compensation Elements—Bonuses—Annual Cash Incentive Compensation.” The amount reported for Mr. Heaney in fiscal 2012 will reflect a pro-rated annual cash incentive award in connection with his January 20, 2012 employment commencement date. In addition, the amount reported for Mr. Helmstedter in fiscal 2011 reflects a pro-rated annual cash incentive award in connection with his April 1, 2011 employment commencement date.
(5)	We have no pension benefits, nonqualified defined contribution or other nonqualified deferred compensation plans for executive officers.
(6)	Amounts reported under All Other Compensation for fiscal 2012 include contributions to our 401(k) plan on behalf of our named executive officers as follows: Mr. Atchison $8,750; Mr. Heaney $7,437; Mr. Brown $8,750; Mr. Mills $8,750; and Mr. Helmstedter $8,750. Amounts reported also include life and long-term disability insurance premiums paid by us on behalf of our named executive officers as follows: Mr. Atchison $1,435; Mr. Heaney $1,041; Mr. Brown $1,131; Mr. Mills $1,076; and Mr. Helmstedter $1,052. Amounts reported for Messrs. Atchison, Brown and Mills also include the dollar value of vacation days sold to pay for personal health insurance premiums under our vacation sell benefit program as follows: Mr. Atchison $7,596; Mr. Brown $11,423; and Mr. Mills $8,616. Amount reported for Mr. Brown also includes a tax gross-up of $309,725 with respect to the taxable income on his June 7, 2012 Employee Unit grant. See “Compensation Discussion and Analysis—Long-Term Incentive Compensation—Fiscal 2012 Grants.” In addition, the named executive officers (and their spouses) each receive a Corporate Executive Card that entitles them and an unlimited number of guests to complimentary access to our theme parks. There is no incremental cost to us associated with the use of the Corporate Executive Card.

Grants of Plan-Based Awards in 2012

The following table provides supplemental information relating to grants of plan-based awards made to our named executive officers during 2012.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Stock and Option Awards ($)(3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(2)	Maximum (#)
Jim Atchison		130,350	395,000	513,500

James M. Heaney		68,063	206,250	268,125
	6/7/2012					25,000		12,500	542,750

Daniel B. Brown		73,508	222,750	289,575
	6/7/2012					6,667		3,333	240,000

Donald W. Mills, Jr.		69,302	210,006	273,007

Scott D. Helmstedter		68,063	206,250	268,125

(1)	Reflects possible payouts under our 2012 Bonus Plan. See “—Compensation Discussion and Analysis—Compensation Elements—Bonuses—Annual Cash Incentive Compensation” for a discussion of threshold, target and maximum cash incentive compensation payouts. Since Mr. Heaney commenced employment with us on January 20, 2012, his annual cash incentive award was pro-rated and calculated based on eleven months of his $300,000 annual base salary. The actual amounts of cash incentive compensation paid to our named executive officers under our 2012 Bonus Plan are disclosed in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column.
(2)	As described in more detail in the “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Terms of Equity Award Grants” section that follows, amounts reported reflect grants of Employee Units that are divided into three tranches for vesting purposes; one third are time-vesting and two-thirds are exit-vesting (of which one-third are 2.25x exit-vesting and one-third are 2.75x exit-vesting). The exit-vesting units are reported as an equity incentive plan award in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column, while the time-vesting tranche of the awards are reported as an all other stock award in the “All Other Stock Awards: Number of Shares of Stock or Units” column.
(3)	Represents the grant date fair value of the 37,500 Employee Units granted to Mr. Heaney and the 10,000 Employee Units granted to Mr. Brown, calculated in accordance with FASB ASC Topic 718 and utilizing the assumptions discussed in Note 18 to our consolidated financial statements for the year ended December 31, 2012.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards

Terms of Equity Award Grants

Employee Units

As a condition to receiving his Employee Units, each named executive officer was required to enter into a subscription agreement with us and the Partnerships and to become a party to the partnership agreements of each of the Partnerships as well as an equity holders agreement. These agreements generally governed the named executive officer’s rights with respect to the Employee Units. In connection with our initial public offering, our directors, officers and employees surrendered all Class D Units and Employee Units of the Partnerships held by them and received shares of our common stock. The number of shares of our common stock delivered to such equity holders of the Partnerships was determined in a manner intended to replicate the economic benefit provided by the Class D Units and Employee Units based upon the valuation of us derived from the initial public offering price, and the number of shares had the same value as the Class D Units or Employee Units that were held by the equity holder immediately prior to such transaction. Class D Units and vested Employee Units were converted into shares of common stock and unvested Employee Units were converted into unvested restricted shares of our common stock, which are subject to vesting terms substantially similar to those applicable to the unvested Employee Units immediately prior to such transaction, as described below under “—Vesting Terms.”

Vesting Terms

Only vested Employee Units were entitled to distributions from the Partnerships. The Employee Units were divided into a time-vesting portion (1/3 of the Employee Units granted), a 2.25x exit-vesting portion (1/3 of the Employee Units granted), and a 2.75x exit-vesting portion (1/3 of the Employee Units granted).

•

Time-Vesting Units: 12 months after the initial “vesting reference date,” as defined in the applicable subscription agreement, 20% of the named executive officer’s time-vesting Employee Units vest, subject to his continued employment through such date. Thereafter, an additional 20% of the named executive officer’s time-vesting Employee Units would vest every year until he is fully vested, subject to his continued employment through each vesting date. Notwithstanding the foregoing, the time-vesting Employee Units become fully vested on an accelerated basis if a change of control (as defined in the equity holders agreement) occurred while the named executive officer was still employed by us.

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2.25x Exit-Vesting Units: The 2.25x exit-vesting Employee Units would vest if the named executive officer was employed by us when and if Blackstone receives cash proceeds in respect of its Partnership units equal to (x) a 20% annualized effective compounded return rate on its investment and (y) a 2.25x multiple on its investment.

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2.75x Exit-Vesting Units: The 2.75x exit-vesting Employee Units would vest if the named executive officer was employed by us when and if Blackstone receives cash proceeds in respect of its Partnership units equal to (x) a 15% annualized effective compounded return rate on its investment and (y) a 2.75x multiple on its investment.

Employee Units vested across all Partnerships pro rata with the named executive officer’s aggregate holdings in each Partnership, maintaining a constant ratio of Employee Units held in each Partnership throughout the period in which a named executive officer held Employee Units, subject to the right of the Partnerships to adjust the number of a named executive officer’s Employee Units in a particular Partnership from time to time (which would not affect any vesting thereof).

Any Employee Units that had not vested as of the date of termination of a named executive officer’s employment would be immediately forfeited.

Outstanding Equity Awards at 2012 Fiscal-Year End

The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2012. The equity awards held by the named executive officers are Employee Units, which represent an equity interest in the Partnerships.

	Equity Awards
Name	Grant Date	Number of Shares or Units That Have Not Vested (#)(1)	Market Value of Shares or Units That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Jim Atchison	5/6/2011	15,000	810,000	75,000	—

James M. Heaney	6/7/2012	12,500	—	25,000	—

Daniel B. Brown	5/6/2011	3,667	198,018	18,333	—
	6/7/2012	3,333	—	6,667	—

Donald W. Mills, Jr.	5/6/2011	5,000	270,000	25,000	—

Scott D. Helmstedter	5/6/2011	6,000	324,000	15,000	—

(1)	Reflects time-vesting Employee Units that had not vested as of December 31, 2012. The following provides information with respect to the vesting schedule of the time-vesting Employee Units that had not vested as of December 31, 2012:

•	Mr. Atchison—these units vested 20% a year over five years on each anniversary of the December 1, 2009 vesting reference date.

•	Mr. Heaney—these units vested 20% a year over five years on each anniversary of the April 1, 2012 vesting reference date.

•

Mr. Brown—the units granted to Mr. Brown on May 6, 2011 vested 20% a year over five years on each anniversary of the December 1, 2009 vesting reference date. The units granted to Mr. Brown on June 7, 2012 vested 20% a year over five years on each anniversary of the January 1, 2012 vesting reference date.

•	Mr. Mills—these units vested 20% a year over five years on each anniversary of the December 1, 2009 vesting reference date.

•	Mr. Helmstedter—these units vested 20% a year over five years on each anniversary of the April 1, 2011 vesting reference date.

Vesting of the time-vesting Employee Units would have been accelerated if a change of control occurred while the executive was still employed by us, as described under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Terms of Equity Award Grants.”

(2)	Reflects exit-vesting Employee Units (of which one-half are 2.25x exit-vesting and one-half are 2.75x exit-vesting). Unvested exit-vesting Employee Units vested as described under the “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards-Terms of Equity Award Grants” section above.
(3)	Based on the appreciation in the value of our business from and after the date of grant through June 7, 2012, the date of the Company’s most recent valuation.
(4)	The value of our business had not appreciated to a level that would have created value in the exit-vesting Employee Units as of June 7, 2012, the date of the Company’s most recent valuation. Therefore, we believe the market value of the exit-vesting Employee Units was zero on that date.

Option Exercises and Stock Vested in 2012

The following table provides information regarding the number of Employee Units held by our named executive officers that vested during 2012.

	Equity Awards
Name	Number of Shares or Units Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jim Atchison	7,500	405,000
James M. Heaney	—	—
Daniel B. Brown	1,833	98,982
Donald W. Mills, Jr.	2,500	135,000
Scott D. Helmstedter(2)	1,500	—

(1)	Based on the appreciation in the value of our business from and after the date of grant through June 7, 2012, the date of the Company’s most recent valuation.
(2)	Based on the appreciation in the value of our business from and after the date of grant through May 6, 2011, the date of the Company’s most current valuation prior to Mr. Helmstedter’s April 1, 2012 vesting date.

Pension Benefits

We have no pension benefits for the executive officers.

Nonqualified Deferred Compensation for 2012

We have no nonqualified defined contribution or other nonqualified deferred compensation plans for executive officers.

Potential Payments Upon Termination

The following table describes the potential payments and benefits that would have been payable to our named executive officers under existing plans assuming a termination of their employment for reasons other than willful misconduct or a voluntary resignation on December 31, 2012.

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers. These include accrued but unpaid salary and distributions of plan balances under our 401(k) savings plan.

Name	Cash Severance Payment ($)(1)	Continuation of Group Health Plans ($)(2)	Accrued but Unused Vacation ($)(3)	Executive Outplacement Services ($)(4)	Value of Employee Unit Acceleration ($)(5)	Total ($)
Jim Atchison
Termination under the Severance Plan	1,185,000	71,540	10,635	10,000	—	1,277,175
Change of Control	—	—	—	—	810,000	810,000

James M. Heaney
Termination under the Severance Plan	675,000	19,777	—	10,000	—	704,777
Change of Control	—	—	—	—	—	—

Daniel B. Brown
Termination under the Severance Plan	519,750	19,777	7,996	10,000	—	557,523
Change of Control	—	—	—	—	198,018	198,018

Donald W. Mills, Jr.
Termination under the Severance Plan	490,014	24,199	21,539	10,000	—	545,752
Change of Control	—	—	—	—	270,000	270,000

Scott D. Helmstedter
Termination under the Severance Plan	618,750	11,532	—	10,000	—	640,282
Change of Control	—	—	—	—	324,000	324,000

(1)	Cash severance payment includes the following:

•	Mr. Atchison—two times the sum of his annual base salary ($395,000) plus his targeted bonus under the 2012 Bonus Plan ($395,000);

•	Mr. Heaney—eighteen months base salary ($450,000) plus his targeted bonus under the 2012 Bonus Plan ($225,000);

•	Mr. Brown—twelve months base salary ($297,000) plus his targeted bonus under the 2012 Bonus Plan ($222,750);

•	Mr. Mills—twelve months base salary ($280,008) plus his targeted bonus under the 2012 Bonus Plan ($210,006); and

•	Mr. Helmstedter—eighteen months base salary ($412,500) plus his targeted bonus under the 2012 Bonus Plan ($206,250).
(2)	Reflects the cost of providing the executive officer with continued health, dental, vision, prescription drug and mental health coverage as enrolled at the time of his termination for a period of twenty-four months for Mr. Atchison and for a period of twelve months for Messrs. Heaney, Brown, Mills and Helmstedter, in each case, assuming 2013 rates.

(3)	Amounts shown represent the following number of accrued but unused vacation days: Mr. Atchison, 7 days; Mr. Heaney, 0 days; Mr. Brown, 7 days; Mr. Mills, 22 days; and Mr. Helmstedter, 0 days
(4)	Amounts shown assume that executive outplacement services are provided to each of the named executive officers for a period of nine months.
(5)	Upon a change of control, our named executive officers’ unvested time-vesting Employee Units would have become immediately vested. The amounts reported are based on the appreciation in the value of our business from and after the applicable date of grant through June 7, 2012, the date of the Company’s most recent valuation. Amounts reported assume that the exit-vesting Employee Units would not have vested upon a change of control since the value of our business had not appreciated to a level that would have created value in the exit-vesting Employee Units as of June 7, 2012, the date of the Company’s most recent valuation.

Severance Arrangements and Restrictive Covenants

We have adopted the Severance Plan for the benefit of certain key employees. Each of the named executive officers is a member of our Strategy Committee and is eligible for severance pay and benefits under the Severance Plan. All severance pay and benefits must be approved by the Chief Administrative Officer and our Chairman of the Board of Directors.

Mr. Atchison

If Mr. Atchison’s employment terminates as a result of (1) job elimination resulting from a business reorganization, reduction in force, facility closure, business consolidation; (2) job elimination resulting from a sale or merger; (3) lack of an available position following a return from a certified medical leave of absence or work related injury or illness; or (4) unsatisfactory job performance, Mr. Atchison will be entitled to receive:

•	a lump sum payment equal to two times his annual base pay at the time of termination;

•	any remaining accrued but unused vacation;

•	the targeted bonus for the plan year in which he is terminated;

•	continued health, dental, vision, prescription drug and mental health coverage as enrolled at the time of his termination for a period of twenty four months; and

•	executive outplacement services (as determined by us), which services must be engaged within thirty days of the termination of employment.

Messrs. Heaney and Helmstedter

If the employment of Messrs. Heaney and Helmstedter terminates as a result of (1) job elimination resulting from a business reorganization, reduction in force, facility closure, business consolidation; (2) job elimination resulting from a sale or merger; (3) lack of an available position following a return from a certified medical leave of absence or work related injury or illness; or (4) unsatisfactory job performance, Messrs. Heaney and Helmstedter will be entitled to receive:

•	a lump sum payment equal to eighteen months of his annual base pay at the time of termination;

•	any remaining accrued but unused vacation;

•	the targeted bonus for the plan year in which he is terminated;

•	continued health, dental, vision, prescription drug and mental health coverage as enrolled at the time of his termination for a period of twelve months; and

•	executive outplacement services (as determined by us), which services must be engaged within thirty days of the termination of employment.

Messrs. Brown and Mills

If the employment of Messrs. Brown and Mills terminates as a result of (1) job elimination resulting from a business reorganization, reduction in force, facility closure, business consolidation; (2) job elimination resulting from a sale or merger; (3) lack of an available position following a return from a certified medical leave of absence or work related injury or illness; or (4) unsatisfactory job performance, Messrs. Brown and Mills will be entitled to receive:

•	a lump sum payment equal to twelve months of his annual base pay at the time of termination;

•	any remaining accrued but unused vacation;

•	the targeted bonus for the plan year in which he is terminated;

•	continued health, dental, vision, prescription drug and mental health coverage as enrolled at the time of his termination for a period of twelve months; and

•	executive outplacement services (as determined by us), which services must be engaged within thirty days of the termination of employment.

In order to be eligible for the Severance Plan benefits, the employee must sign and return a release and waiver of claims that will include but is not limited to (1) a one-year non-compete covenant; (2) a two-year non-solicitation covenant; (3) a non-disparagement covenant; (4) an agreement to cooperate in any current or future legal matters relating to activities or matters occurring the employees term of employment; and (5) the release of any and all claims that the employee may have in connection with their employment with us or with the termination of employment.

No benefits are payable under the Severance Plan if (1) the eligible employee fails or refuses to return the release and waiver of claims; (2) the eligible employee voluntarily terminates their employment for “any” reason; or (3) the eligible employee engages in willful misconduct as determined at the discretion of the Chief Administrative Officer and our Chairman of the Board of Directors.

Director Compensation

The following table summarizes all compensation for our non-employee directors for fiscal year 2012. The employee directors and Sponsor-affiliated directors receive no additional compensation for serving on the Board of Directors or the Audit Committee and, as a result, are not listed in the table below. The compensation paid to Mr. Atchison, our President and Chief Executive Officer, is presented in the Summary Compensation Table and the related explanatory tables.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
David F. D’Alessandro	200,000	—	—	—	—	—	200,000
Joseph P. Baratta	—	—	—	—	—	—	—
Bruce McEvoy	—	—	—	—	—	—	—
Judith A. McHale(2)	—	—	—	—	—	—	—
Peter F. Wallace	—	—	—	—	—	—	—
Deborah M. Thomas(3)	—	—	—	—	—	—	—

(1)	As of December 31, 2012, Mr. D’Alessandro held 6,562 unvested time-vesting Employee Units and 35,000 unvested Employee Units subject to both time-vesting and exit-vesting criteria.
(2)	Ms. McHale was appointed to the Board of Directors on March 8, 2013. Since she was appointed after the 2012 fiscal year, she did not receive any compensation from us during the 2012 fiscal year. A description of Ms. McHale’s compensation arrangement is set forth below under “Description of Director Compensation.”
(3)	Ms. Thomas was appointed to the Board of Directors on November 11, 2013. Since she was appointed after the 2012 fiscal year, she did not receive any compensation from us during the 2012 fiscal year. A description of Ms. Thomas’ compensation arrangement is set forth below under “Description of Director Compensation.”

Description of Director Compensation

This section contains a description of the material terms of our compensation arrangements for Mr. D’Alessandro, Ms. McHale and Ms. Thomas. As noted above, Messrs. Baratta, McEvoy and Wallace are employees of Blackstone and do not receive any compensation from us for their services on our Board of Directors. All of our directors, including Messrs. Baratta, McEvoy and Wallace, are reimbursed for the out-of-pocket expenses they incur in connection with their service as directors. We pay a cash retainer to our independent directors for serving as directors and an additional cash payment for serving as a committee chair, and we grant equity-based awards to our independent directors under the 2013 Omnibus Incentive Plan (as defined herein).

Mr. D’Alessandro.    Mr. D’Alessandro, who serves as Chairman of the Board of Directors, receives an annual cash retainer of $200,000 a year. In addition, Mr. D’Alessandro was provided the opportunity to invest in Class D Units of the Partnerships and, in fiscal 2010, he was granted 52,500 Employee Units as part of his compensation. Similar to the Employee Units granted to our named executive officers, Mr. D’Alessandro’s Employee Units are divided into a time-vesting portion (one-third of the Employee Units granted), a 2.25x exit-vesting portion (one-third of the Employee Units granted), and a 2.75x exit-vesting portion (one-third of the Employee Units granted). In connection with our initial public offering, Mr. D’Alessandro surrendered his Class D Units and Employee Units of the Partnerships and received shares of our common stock. Restricted shares of our common stock issued in respect of unvested Employee Units are subject to vesting terms substantially similar to those described below under “—Vesting Terms.” The vesting terms of Mr. D’Alessandro’s Employee Units are set forth below.

Vesting Terms

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Time-Vesting Units: 25% of the time-vesting Employee Units vested on Mr. D’Alessandro’s September 7, 2010 start date and the remaining 75% vested in equal annual installments on each of the first four anniversaries of his September 7, 2010 start date. Notwithstanding the foregoing, the time-vesting Employee Units would have become fully vested on an accelerated basis if a change of control (as defined in the equity holders agreement) occurred while Mr. D’Alessandro was still serving as our Chairman of the Board of Directors.

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2.25x Exit-Vesting Units: The 2.25x Employee Units vested based on a double trigger that includes both time-vesting and exit-vesting criteria. The time-vesting criteria were the same as the portion of his award that was solely time-vesting described above. 25% of the 2.25x Employee Units satisfied the time-vesting criteria on Mr. D’Alessandro’s September 7, 2010 start date and the remaining 75% would have satisfied the time-vesting criteria in equal annual installments on each of the first four anniversaries of his September 7, 2010 start date. The exit-vesting criteria would have been satisfied when and if Blackstone received cash proceeds in respect of its Partnership units equal to (x) a 20% annualized effective compounded return rate on its investment and (y) a 2.25x multiple on its investment. Upon Mr. D’Alessandro’s departure as Chairman of the Board of Directors, all 2.25x Employee Units which would have satisfied the time-vesting criteria, would have remained outstanding subject to achievement of the exit-vesting criteria.

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2.75x Exit-Vesting Units: The 2.75x Employee Units vested based on a double trigger that includes both time-vesting and exit-vesting criteria. The time-vesting criteria were the same as the portion of his award that was solely time-vesting described above. 25% of the 2.25x Employee Units satisfied the time-vesting criteria on Mr. D’Alessandro’s September 7, 2010 start date and the remaining 75% would have satisfied the time-vesting criteria in equal annual installments on each of the first four anniversaries of his September 7, 2010 start date. The exit-vesting criteria would have been satisfied when and if Blackstone received cash proceeds in respect of its Partnership units equal to (x) a 15% annualized effective compounded return rate on its investment and (y) a 2.75x multiple on its investment. Upon Mr. D’Alessandro’s departure as Chairman of the Board of Directors, all 2.75x Employee Units which would have satisfied the time-vesting criteria, would have remained outstanding subject to achievement of the exit-vesting criteria.

Forfeiture Provisions

Generally, any Employee Units that have not vested upon Mr. D’Alessandro’s departure as Chairman of the Board of Directors would have been immediately forfeited, except that the 2.25x Employee Units and the 2.75x Employee Units would have, to the extent the applicable time-vesting criteria have been met, remained outstanding following Mr. D’Alessandro’s departure, subject to achievement of the applicable exit-vesting criteria. If Mr. D’Alessandro was terminated by us for cause (or he voluntarily resigned when grounds existed for cause) or in the event he breaches any of the restrictive covenants set forth in the subscription agreement, all of his Employee Units (whether vested or unvested) would have been forfeited.

Ms. McHale.    On March 8, 2013, Ms. McHale was appointed to the Board of Directors. We entered into a letter agreement with Ms. McHale pursuant to which she will receive an annual retainer of $80,000 (representing $60,000 for her service as a non-employee director and $20,000 for her service as the Chair of the Audit Committee) payable in cash in four installments on the date of each quarterly scheduled Board meeting; provided, however, her retainer installment payable in respect of her first quarter of service was pro-rated to reflect the partial service during such quarter. In addition, she will receive an annual equity award comprised of shares of our restricted common stock valued at $120,000, based on the closing price of shares of our common stock on the applicable date of grant; provided, however, with respect to the initial award, the value was based upon the price of shares of our common stock offered to the public in connection with our initial public offering.

Ms. Thomas.    On November 11, 2013, Ms. Thomas was appointed to the Board of Directors. We entered into a letter agreement with Ms. Thomas pursuant to which she will receive an annual retainer of $60,000 for her service as a non-employee director payable in cash in four installments on the date of each quarterly scheduled Board meeting; provided, however, her retainer installment payable in respect of her first quarter of service will be pro-rated to reflect the partial service during such quarter. In addition, she will receive an annual equity award comprised of shares of our restricted common stock valued at $120,000, based on the closing price of shares of our common stock on the applicable date of grant.

Vesting Terms and Forfeiture

Ms. McHale’s annual equity award will be subject to vesting in three annual installments on each anniversary of the applicable date of grant (or with respect to the initial award, March 8, 2013), subject to her continued service on the Board of Directors; provided, that if the stockholders fail to re-elect her to the Board of Directors, or she is otherwise removed from the Board of Directors without cause, any unvested portion of an annual equity award will vest in full. Upon any other termination of her service prior to the completion of the applicable vesting period, she will forfeit the unvested portion of any annual equity award.

Ms. Thomas’ annual equity award will be subject to vesting in three annual installments on each anniversary of the applicable date of grant (or with respect to the initial award, November 11, 2013), subject to her continued service on the Board of Directors; provided, that if the stockholders fail to re-elect her to the Board of Directors, or she is otherwise removed from the Board of Directors without cause, any unvested portion of an annual equity award will vest in full. Upon any other termination of her service prior to the compensation of the applicable vesting period, she will forfeit the unvested portion of any annual equity award.

Compensation Arrangements in Connection with Our Initial Public Offering

Our Board of Directors retained Frederic W. Cook & Co., Inc. (“FW Cook”), an independent compensation consulting firm, to advise on executive compensation in connection with our initial public offering. Our Board of Directors reviewed the cash compensation arrangements of our executive officers with FW Cook and determined to increase the base salary and/or target annual bonus opportunities for certain such individuals, including for our named executive officers. In determining the increases in base salary and target annual bonus opportunities for each of the named executive officers, our Board of Directors reviewed, among other things, each named executive officer’s past performance of his job responsibilities and his contributions to our financial and business performance as well as competitive conditions. In addition, our Board of Directors reviewed compensation peer group data provided by FW Cook for companies engaged in the same or similar industries as the Company. Due to the limited number of “pure leisure facilities” public companies, our Board of Directors determined that it was appropriate to include other companies in the compensation peer group that are in the entertainment, restaurant and hospitality industries and compete with us for executive talent. The compensation peer group that the Board of Directors used to benchmark named executive officer base salaries and target annual bonus opportunities was composed of the following 14 companies: Ameristar Casinos, Inc.; Boyd Gaming Corporation; Cedar Fair, L.P.; The Cheesecake Factory Incorporated; Chipotle Mexican Grill, Inc.; Cinemark Holdings, Inc.; Hyatt Hotels Corporation; The Madison Square Garden Company; Panera Bread Company; Penn National Gaming, Inc.; Pinnacle Entertainment, Inc.; Regal Entertainment Group; Six Flags Entertainment Corporation; and Vail Resorts, Inc. While the compensation peer group included companies of smaller, comparable and larger size, our expected market capitalization placed us at the 47th percentile of the peer group companies. Based on the review, our Board of Directors determined to set total annual cash compensation for our named executive officers, i.e., base salaries and target annual bonus opportunities, at a level that is generally between the 25th percentile and the median of the compensation peer group, but to place a greater portion of the total cash compensation at-risk under our variable performance-based cash bonus opportunity as compared to the compensation peer group. Our Board of Directors determined that setting base salary and target annual bonus opportunities at these levels was appropriate to reward performance and ensure retention as we transition from a private to a publicly traded company. The following table sets forth the new base salaries and target annual bonus opportunities for our named executive officers, effective as of April 1, 2013:

	Base Salary	Bonus Potential Percentage(1)	Bonus Potential Target(1)
Jim Atchison	$698,000	150%	$1,047,000
James M. Heaney	$356,000	100%	$356,000
Daniel B. Brown	$346,000	100%	$346,000
Donald W. Mills, Jr.	$346,000	100%	$346,000
Scott D. Helmstedter	$284,000	100%	$284,000

(1)	Any annual cash incentive awards earned for fiscal 2013 will be pro-rated for the period from January 1, 2013 through March 31, 2013 at the named executive officer’s former bonus potential percentage and for the period April 1, 2013 through the end of the 2013 fiscal year, based on the new bonus potential percentages set forth above.

2013 Omnibus Incentive Plan

In connection with our initial public offering, our Board of Directors adopted, and our stockholders approved, the 2013 Omnibus Incentive Plan.

Purpose.    The purpose of the 2013 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration.    The 2013 Omnibus Incentive Plan is administered by the Compensation Committee of our Board of Directors or such other committee of our Board of Directors to which it has delegated power, or if no such committee or subcommittee thereof exists, the Board of Directors (as applicable, the “Committee”). The Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the 2013 Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2013 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2013 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the 2013 Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2013 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2013 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the 2013 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2013 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2013 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Shares Subject to the 2013 Omnibus Incentive Plan.    The 2013 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under the 2013 Omnibus Incentive Plan is 15,000,000. Of this amount, the maximum number of shares for which incentive stock options may be granted is 15,000,000; the maximum number of shares for which options or stock appreciation right may be granted to any individual participant during any single fiscal year is 1,500,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 600,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $500,000 in total value; and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $2,750,000. Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net set settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under the 2013 Omnibus Incentive Plan, unless the shares are surrendered after the termination of the 2013 Omnibus Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards shall not be counted against the total number of shares that may be issued under the 2013 Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above. No award may be granted under the 2013 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options.    The Committee may grant non-qualified stock options and incentive stock options, under the 2013 Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the 2013 Omnibus Incentive Plan; provided that all stock options granted under the 2013 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2013 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised, (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (iii) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price; (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights.    The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with the 2013 Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the numbers of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). The Committee may in its sole discretion substitute, without the consent of the holder or beneficiary of such stock appreciation rights, stock appreciation rights settled in shares of common stock (or settled in shares or cash in the sole discretion of the Committee) for nonqualified stock options.

Restricted Shares and Restricted Stock Units.    The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of common stock for each restricted stock unit, or, in its sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2013 Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including without limitation the right to vote such restricted shares of common stock (except, that if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

Other Stock-Based Awards.    The Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units), under the 2013 Omnibus Incentive Plan, including performance-based awards.

Performance Compensation Awards.    The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under the 2013 Omnibus Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of performance of the Company (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital), which may but are not required to be measured on a per share basis; (viii) earnings before or after taxes, interest, depreciation and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) inventory control; (xviii) enterprise value; (xix) sales; (xx) stockholder return; (xxi) client retention; (xxii) competitive market metrics; (xxiii) employee retention; (xxiv) timely completion of new product rollouts; (xxv) timely launch of new facilities; (xxvi) measurements related to a new purchasing “co-op”; (xxvii) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxviii) system-wide revenues; (xxix) royalty income; (xxx) comparisons of continuing operations to other operations; (xxxi) market share; (xxxii) cost of capital, debt leverage year-end cash position or book value; (xxxiii) strategic objectives, development of new product lines and related revenue, sales and margin targets, franchisee growth and retention, menu design and growth, co-branding or international operations; or (xxxiv) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure our performance as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee shall, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in our fiscal year.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the 2013 Omnibus Incentive Plan.

Effect of Certain Events on 2013 Omnibus Incentive Plan and Awards.    In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our shares of common stock or other securities, issuance of warrants or other rights to acquire our shares of common stock or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the 2013 Omnibus Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any affiliate, or the financial statements of us or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under the 2013 Omnibus Incentive Plan with respect to the number of awards which may be granted hereunder, (B) the number of our shares of common stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the 2013 Omnibus Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price thereof. For the avoidance of doubt, the Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

Nontransferability of Awards.    An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established solely for the benefit of participant or such participant’s family members, any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s), and a beneficiary to whom donations are elibigle to be treated as “charitable contributions” for tax purposes.

Amendment and Termination.    The Board of Directors may amend, alter, suspend, discontinue, or terminate the 2013 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2013 Omnibus Incentive Plan or for changes in GAAP to new accounting standards, (ii) it would materially increase the number of securities which may be issued under the 2013 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (iii) it would materially modify the requirements for participation in the 2013 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual’s consent. The Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected Participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any Participant with respect to such award; provided, further, that without stockholder approval, except as otherwise permitted in the 2013 Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right, and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents.    The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividend equivalents shall be payable in respect of outstanding (i) Options or stock appreciation right or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture.    An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such award, and must repay the gain to us. The Committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant shall be required to repay any such excess amount to us. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of November 15, 2013, for:

•	each person known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions.”

The selling stockholders are affiliates of Blackstone Advisory Partners, L.P., a registered broker-dealer and an underwriter in this offering. Each of the selling stockholders acquired shares of the Company’s common stock in the ordinary course of business and, at the time of its acquisition of shares of the Company’s common stock, did not have any agreements or understanding, directly or indirectly, with any person to distribute such shares.

In connection with this offering and depending on the applicable facts and circumstances, a selling stockholder may be deemed to be an “underwriter” within the meaning of such term under the Securities Act.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock issued and outstanding immediately prior to the consummation of this offering and the share repurchase. The number of shares and percentages of beneficial ownership after this offering and the share repurchase set forth below are based on the number of shares of our common stock issued and outstanding immediately after the consummation of this offering and the share repurchase assuming the selling stockholders sell 15,000,000 shares of common stock offered by this prospectus and assuming that the share repurchase of 1.5 million shares is consummated concurrently with the closing of this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o SeaWorld Entertainment, Inc., 9205 South Park Center Loop, Suite 400, Orlando, Florida 32819.

				Common Stock Beneficially Owned After this Offering and the Share Repurchase
	Common Stock Beneficially Owned Prior to this Offering and the Share Repurchase		Shares of Common Stock Offered	Assuming the Underwriters’ Option is not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%		Number	%	Number	%
Principal and Selling Stockholders:
The Partnerships affiliated with The Blackstone Group L.P.(1)(2)	58,745,708	63.0	15,000,000	42,245,708	46.0	39,995,708	43.6

Directors and Named Executive Officers:
Jim Atchison	789,010	*	—	789,010	*	789,010	*
David F. D’Alessandro	294,599	*	—	294,599	*	294,599	*
Joseph P. Baratta(3)	—	—	—	—	—	—	—
Bruce McEvoy(3)	—	—	—	—	—	—	—
Judith A. McHale	4,444	*	—	4,444	*	4,444	*
Peter Wallace(3)	—	—	—	—	—	—	—
Deborah M. Thomas	3,846	*	—	3,846	*	3,846	*
James M. Heaney	182,156	*	—	182,156	*	182,156	*
Dan Brown	276,621	*	—	276,621	*	276,621	*
Donald Mills	261,740	*	—	261,740	*	261,740	*
Scott Helmstedter	153,965	*	—	153,965	*	153,965	*
All directors and executive officers as a group (11 persons)	1,966,381	2.1	—	1,966,381	2.1	1,966,381	2.1

*	Less than 1%.
(1)	As of November 15, 2013, the Partnerships owned 63.0% of our outstanding common stock and no other person or entity had a direct beneficial ownership interest in our common stock as of such date until the expiration of the lock-up period related to such common stock. The shares to be sold in this offering by the Partnerships, including any additional shares that the underwriters have the option to purchase, will be allocated among the Partnerships pro rata based on their current ownership percentages.

(2)	Reflects shares of our common stock held by the Partnerships as follows: 45,906,268 shares of our common stock held by SW Delaware L.P. (“SWD”), 1,432,904 shares of our common stock held by SW Delaware A L.P. (“SWDA”), 1,611,551 shares of our common stock held by SW Delaware B L.P. (“SWDB”), 1,470,291 shares of our common stock held by SW Delaware C L.P. (“SWDC”), 528,213 shares of our common stock held by SW Delaware D L.P. (“SWDD”), 1,655,347 shares of our common stock held by SW Delaware E L.P. (“SWDE”), 1,293,705 shares of our common stock held by SW Delaware F L.P. (“SWDF”), 1,970,378 shares of our common stock held by SW Delaware Co-Invest L.P. (“SWDCI”), 2,157,788 shares of our common stock held by SW Delaware (GS) L.P. (“SWDGS”) and 719,263 shares of our common stock held by SW Delaware (GSO) L.P. Blackstone and other members of the Investor Group own various classes of interests in the Partnerships as described under “Certain Relationships and Related Party Transactions—Limited Partnership Agreements.” Investors in SWDGS include certain affiliates of Goldman, Sachs & Co.

Under the terms of the partnership agreements of the Partnerships, the general partner determines any voting and dispositions decisions with respect to the shares of our common stock held by the Partnerships. In certain circumstances, Blackstone and certain other members of the Investor Group are permitted to surrender their interests in the Partnerships to the Partnerships and receive shares of our common stock held by the Partnerships. The general partner of each of the Partnerships is SW Cayman Limited. SW Cayman Limited is wholly owned by Blackstone Capital Partners (Cayman III) V L.P. The general partner of Blackstone Capital Partners (Cayman III) V L.P. is Blackstone Management Associates (Cayman) V L.P. The general partner of Blackstone Management Associates (Cayman) V L.P. is BCP V GP L.L.C. The sole member of BCP V GP L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. As a result of his control of Blackstone Group Management L.L.C., Mr. Schwarzman has voting and investment power with respect to the shares held by the Partnerships. Each of such Blackstone entities (other than the Partnerships to the extent of their direct holdings) and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Partnerships directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares. The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(3)	Messrs. Baratta, McEvoy and Wallace are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by the Partnerships. The address for Messrs. Baratta, McEvoy and Wallace is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

In connection with our initial public offering, we entered into a stockholders agreement with the Partnerships, which are affiliates of Blackstone. This agreement granted the Partnerships the right to nominate to our Board of Directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our Board of Directors as long as the Partnerships and their affiliates beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our Board of Directors at such time as long as the Partnerships and their affiliates beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our Board of Directors at such time as long as the Partnerships and their affiliates beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our Board of Directors at such time as long as the Partnerships and their affiliates beneficially own at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our Board of Directors at such time as long as the Partnerships and their affiliates beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that the Partnerships are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number (e.g., one and one quarter directors shall equate to two directors) and the calculation would be made on a pro forma basis after taking into account any increase in the size of our Board of Directors.

In addition, in the event a vacancy on the Board of Directors is caused by the death, retirement or resignation of a Partnership’s director-designee, the Partnerships shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Partnership’s director-designee.

Limited Partnership Agreements and Equityholders Agreement

Investment funds affiliated with Blackstone and other co-investors hold Class A Units and Class B Units of the Partnerships. In addition, ABI holds Class C Units in the Partnerships, which entitle ABI to receive, subject to certain conditions, a specified portion of distributions from the Partnerships.

As of November 15, 2013, Blackstone beneficially owned 8,600,000 Class A Units in the Partnerships consisting of 6,870,315.17 Class A Units in SWD, 248,783.61 Class A Units in SWDA, 279,799.84 Class A Units in SWDB, 255,273.63 Class A Units in SWDC, 91,709.15 Class A Units in SWDD, 287,403.79 Class A Units in SWDE, 224,615.11 Class A Units in SWDF and 342,099.70 Class A Units in SWDCI. Other members of the Investor Group, including certain of our directors and officers, affiliates of Goldman, Sachs & Co. and other investors, own the remaining limited partnership units in the Partnerships, consisting of 101,000 Class B Units and ten Class C Units. In connection with our initial public offering, our directors, officers and employees surrendered all Class D Units and Employee Units to the Partnerships held by them and received shares of our common stock with substantially equivalent value to such Class D Units and the Employee Units. Shares of our common stock issued in respect of the unvested Employee Units are subject to vesting terms substantially similar to those described above under “Management—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards—Terms of Equity Award Grants—Employee Units—Vesting Terms.”

Pursuant to the limited partnership agreements of each of the Partnerships (referred to herein as the “Partnership Agreements”), Blackstone, through its affiliate SW Cayman Limited, the general partner of the Partnerships, has the right to determine when dispositions of shares of our common stock held by the Partnerships will be made and, subject to certain exceptions, when distributions will be made to the limited partners of the Partnerships and the amount of any such distributions. If SW Cayman Limited authorizes a distribution, such distribution will be made to the partners of the Partnerships (1) in the case of a tax distribution (as described below), to the holders of limited partnerships units in proportion to the amount of taxable income of the Partnerships allocated to such holders and (2) in the case of other distributions, pro rata in accordance with the percentages of their respective partnership interests, subject to vesting requirements of certain Employee Units held by members of our management. ABI holds Class C Units in the Partnerships, which entitle ABI to receive, subject to certain conditions, a specified portion of distributions from the Partnerships. ABI has consent rights with respect to certain amendments to the Partnership Agreements.

The Partnership Agreements provide that SW Cayman Limited, as the general partner, will be entitled in its sole discretion and without the approval of the other partners to perform or cause to be performed all management and operational functions relating to the Partnerships and shall have the sole power to bind the Partnerships. The limited partners may not participate in the management or control of the Partnerships.

The Partnership Agreements provide that, subject to certain exceptions, the general partner will not withdraw from the Partnerships or resign as a general partner. The general partner is not permitted to transfer its general partnership interests except to an affiliate of the general partner. The Partnership Agreements also provide that, subject to certain exceptions, the limited partners will not transfer their limited partnership interests. Under the terms of the Partnership Agreements, an affiliate of Blackstone determines any voting and disposition decisions with respect to the shares of our common stock held by the Partnerships. In certain circumstances, Blackstone and certain other members of the Investor Group are permitted to surrender their interests in the Partnerships to the Partnerships and receive shares our common stock held by the Partnerships.

The Partnership Agreements contain a covenant limiting the Partnerships’ ability to enter into transactions with their affiliates, which is similar to the affiliate transactions covenant contained in the indenture governing the Senior Notes.

The Partnership Agreements provide that each of the Partnerships will be dissolved upon the earliest of (i) the determination of the general partner to dissolve the Partnerships, (ii) such date when there are no limited partners, (iii) at such times as all of the assets of the Partnership have been converted into cash and cash equivalents, (iv) the entry of a decree of judicial dissolution of the Partnership or (v) the dissolution, resignation, expulsion or bankruptcy of the general partner.

In connection with the 2009 Transactions, we entered into an equityholders agreement with the Partnerships and certain equity holders of the Partnerships. Pursuant to the agreement, in the event that we propose to redeem or repurchase any of our equity interests held by the Partnerships, we are required to offer each Partnership the right to participate in such redemption or repurchase on a pro rata basis.

Registration Rights Agreement

In connection with the 2009 Transactions, we entered into a registration rights agreement with the Partnerships and certain equity holders of the Partnerships. Subject to certain conditions, this agreement provides to the Partnerships an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses of the Partnerships and certain of its equity holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

2009 Advisory Agreement

In connection with the 2009 Transactions, SWPEI, SeaWorld Parks & Entertainment LLC and Sea World LLC entered into an advisory agreement with Blackstone Management Partners L.L.C. (“BMP”) pursuant to which BMP provided certain strategic and structuring advice and assistance to us. This agreement was amended and restated in March 2013 and terminated in connection with our initial public offering, provided that provisions relating to indemnification and certain other provisions survive termination. In the year ended December 31, 2012 and the nine months ended September 30, 2013, we paid approximately $6.2 million and $6.6 million, respectively (excluding expense reimbursement), to Blackstone pursuant to the 2009 Advisory Agreement and in connection with the termination of the 2009 Advisory Agreement, we paid BMP total fees of $46.3 million. The termination fee was calculated by determining the present value (using a discount rate equal to the yield to maturity on the business day immediately preceding the date on which such termination fee is payable of the class of outstanding U.S. government bonds having a final maturity closest to the tenth anniversary of the date of the 2009 Advisory Agreement) of all then-current and future monitoring fees payable under the agreement (assuming that the agreement terminated on its tenth anniversary).

Debt and Interest Payments

As of September 30, 2013, approximately $65 million aggregate principal amount of the Senior Notes and approximately $77.5 million of aggregate principal amount of Term B-2 Loan under our Senior Secured Credit Facilities were owned by affiliates of Blackstone. We make periodic interest payments on such debt in accordance with its terms. See “Description of Indebtedness—Senior Notes.”

Repurchase of Securities

As market conditions warrant, we and our major stockholders, including Blackstone and its affiliates, may from time to time, depending upon market conditions, seek to repurchase our debt securities or loans in privately negotiated or open market transactions, by tender offer or otherwise.

Equity Investment by Directors and Executive Officers

Our management employees, including our named executive officers, received long-term incentive awards that are designed to promote our interests by providing our management employees with the opportunity to acquire an equity interest in the Partnerships as an incentive for the person to remain in our service. In fiscal 2011 and fiscal 2012, our named executive officers received grants of such awards in the form of Employee Units in the Partnerships. In addition, certain directors and members of management, including Messrs. Atchison, Brown and Mills, purchased Class D Units of the Partnerships.

Equity Healthcare Program Agreement

Effective as of January 1, 2012, we entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”), an affiliate of Blackstone, pursuant to which Equity Healthcare provides to us certain negotiating, monitoring and other services in connection with our health benefit plans. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s services, we paid Equity Healthcare a fee of $2.50 per participating employee per month for benefit plans beginning on or after January 1, 2012 and we pay a fee of $2.60 per participating employee per month for plans beginning on or after January 1, 2013 and $2.70 per participating employee per month for plans beginning on or after January 1, 2014. As of December 31, 2012, we had approximately 3,400 employees enrolled in Equity Healthcare health benefit plans.

Core Trust Purchasing Group Participation Agreement

Effective May 1, 2010, we entered into a five year participation agreement with Core Trust Purchasing Group (“CPG”), which designates CPG as our exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the participation agreement, we must purchase 80% of the requirements of our participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract.

We do not pay any fees to participate in this group arrangement, and we can terminate participation in any category of products and services at any time prior to the expiration of the agreement without penalty with a reasonable business justification, including if pricing under the agreement becomes uncompetitive or uneconomical, customer service is not satisfactory or participation negatively impacts our corporate governance or compliance policies.

In connection with purchases by its participants (including us), CPG receives a commission from the vendors in respect of such purchases. Additionally, Blackstone has entered into a separate agreement with CPG whereby Blackstone receives a portion of the gross fees vendors pay to CPG based on the volume of purchases made by us. CPG is not a Blackstone affiliate and Blackstone is not a party to our participation agreement with CPG. A portion of the fees CPG remits to Blackstone is intended to reimburse Blackstone for a portion of the costs it incurs in connection with facilitating our participation in CPG and monitoring the services CPG provides to us. Our purchases through CPG were approximately $25.0 million and $22.2 million for the fiscal year ended December 31, 2012 and 2011, respectively, and approximately $25.8 million for the nine months ended September 30, 2013.

Other

Mr. Thomas J. Valley, the Director of Domestic Sales of a subsidiary of the Company, is the brother-in-law of our Chief Executive Officer and President. Mr. Valley’s total compensation for fiscal 2012 was $108,566.

From time to time, we do business with a number of other companies affiliated with Blackstone. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

Related Persons Transaction Policy

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). In connection with our initial public offering, our Board of Directors adopted a written policy on transactions with related persons that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on the NYSE. Under this policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the Board of Directors composed solely of independent directors who are disinterested or by the disinterested members of the Board of Directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the Board of Directors or recommended by the compensation committee to the Board of Directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

ORGANIZATIONAL STRUCTURE

The following diagram illustrates our organizational structure immediately prior to the consummation of this offering and the share repurchase.

(1)	Includes shares of our common stock held by our current and former employees and directors.
(2)	SWPEI is the borrower under our Senior Secured Credit Facilities and the issuer of the Senior Notes. See “Description of Indebtedness.”
(3)	The obligations under our Senior Secured Credit Facilities and the Senior Notes are guaranteed by SeaWorld Entertainment, Inc. and all of the existing and future material domestic subsidiaries of SeaWorld Parks & Entertainment, Inc.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

In December 2009, SWPEI entered into Senior Secured Credit Facilities with Bank of America, N.A., as administrative agent, collateral agent, letter of credit issuer and swing line lender, Banc of America Securities LLC and Deutsche Bank Securities Inc., as joint lead arrangers, and the other agents and lenders from time to time party thereto. We entered into several amendments to our Senior Secured Credit Facilities prior to the date hereof with Bank of America, N.A., as administrative agent, collateral agent, letter of credit issuer and swing line lender, and the other agents and lenders from time to time party thereto.

At September 30, 2013, our Senior Secured Credit Facilities consisted of:

•	$1,401.5 million Term B-2 Loans, which will mature on the May 14, 2020; and

•

a $192.5 million Revolving Credit Facility, which was undrawn at September 30, 2013. The Revolving Credit Facility will mature on the earlier of (a) April 24, 2018 or (b) the 91st day prior to the earlier of (1) the maturity date of Senior Notes (also referred to as “Mezzanine Debt”) with an aggregate principal amount greater than $50.0 million outstanding and (2) the maturity date of any indebtedness incurred to refinance the Term B-2 Loans or the Mezzanine Debt, and includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swingline borrowings. As of September 30, 2013, we had approximately $18.5 million of outstanding letters of credit leaving approximately $174.0 million available for borrowings.

The obligations under our Senior Secured Credit Facilities are fully, unconditionally and irrevocably guaranteed by each of the Issuer, any subsidiary of the Issuer that directly or indirectly owns 100% of the issued and outstanding equity interests of SWPEI, and, subject to certain exceptions, each of SWPEI’s existing and future material domestic wholly-owned subsidiaries.

The Revolving Credit Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swingline borrowings. In addition, our Senior Secured Credit Facilities also provide us with the option to raise incremental credit facilities, refinance the loans with debt incurred outside our Senior Secured Credit Facilities and extend the maturity date of the revolving loans and term loans, subject to certain limitations.

Interest Rate and Fees

Borrowings under the Term B-2 Loans bear interest, at SWPEI’s opinion, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the Bank of America’s prime lending rate and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Term B-2 Loans is 1.25%, in the case of base rate loans, and 2.25%, in the case of LIBOR rate loans, subject to a base rate floor of 1.75% and a LIBOR floor of 0.75%, subject to one 25 basis point step-down upon achievement by SWPEI of a certain leverage ratio.

Borrowings under the Revolving Credit Facility bear interest, at SWPEI’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the administrative agent’s prime lending rate and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Revolving Credit Facility is 1.75%, in the case of base rate loans, and 2.75%, in the case of LIBOR rate loans, subject to one 25 basis point step-down upon achievement of certain corporate ratings.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, SWPEI is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.50% per annum. SWPEI is also required to pay customary letter of credit fees.

Prepayments

Our Senior Secured Credit Facilities, as amended, requires SWPEI to prepay outstanding term loans, subject to certain exceptions, with:

•	50% of SWPEI’s annual “excess cash flow” (with step-downs to 25% and 0%, as applicable, based upon SWPEI’s total leverage ratio), subject to certain exceptions;

•	100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions, subject to reinvestment rights and certain exceptions; and

•	100% of the net cash proceeds of any incurrence of debt by SWPEI or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under our Senior Secured Credit Facilities.

Notwithstanding any of the foregoing, each lender of term loans has the right to reject its pro rata share of mandatory prepayments described above, in which case we may retain the amounts so rejected.

The foregoing mandatory prepayments will be applied pro rata to installments of term loans in direct order of maturity.

SWPEI may voluntarily repay amounts outstanding under our Senior Secured Credit Facilities at any time without premium or penalty, other than prepayment premium on voluntary prepayment of Term B-2 Loans on or prior to May 14, 2014 and customary “breakage” costs with respect to LIBOR loans.

Amortization

SWPEI is currently required to repay installments on the Term B-2 Loans in quarterly installments equal to 1.0% per annum of the original principal amount of Term B-2 Loans, with the remaining amount payable on the maturity date.

Collateral

Our Senior Secured Credit Facilities are collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, substantially all of SWPEI’s direct or indirect domestic subsidiaries (other than a domestic subsidiary that is a subsidiary of a foreign subsidiary) and 65% of the capital stock of, or other equity interests in, any of SWPEI’s direct foreign subsidiaries and any of SWPEI’s domestic subsidiaries that are treated as disregarded entities for U.S. federal income tax purposes if substantially all the assets of such domestic subsidiary consist of equity interests of one or more “controlled foreign corporations” within the meaning of the Code and (ii) certain tangible and intangible assets of SWPEI and those of the Guarantors (subject to certain exceptions and qualifications).

Certain Covenants and Events of Default

Our Senior Secured Credit Facilities contain a number of significant affirmative and negative covenants. Such covenants, among other things, restrict, subject to certain exceptions, the ability of SWPEI and its restricted subsidiaries to:

•	incur additional indebtedness, make guarantees and enter into hedging arrangements;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase SWPEI’s capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in nature of the business; and

•	make prepayments of junior debt.

Our Senior Secured Credit Facilities also contain covenants that (i) require SWPEI to maintain a (A) maximum net total leverage ratio and (B) minimum interest coverage ratio, and (ii) impose maximum annual capital expenditures requirements.

In addition, our Senior Secured Credit Facilities contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under our Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of amounts due under our Senior Secured Credit Facilities and all actions permitted to be taken by a secured creditor.

In connection with our initial public offering, SWPEI entered into Amendment No. 4 to our Senior Secured Credit Facilities. Amendment No. 4 amended the terms of our existing Senior Secured Credit Facilities to, among other things, permit SWPEI to pay certain distributions and dividends following an initial public offering of the Company and replaced the then existing $172.5 million senior secured revolving credit facility with a new $192.5 million senior secured revolving credit facility. On May 14, 2013, SWPEI entered into Amendment No. 5 to our Senior Secured Credit Facilities. Amendment No. 5 amended the terms of the existing Senior Secured Credit Facilities to, among other things, refinance our Term A Loan and our Term B Loan into new Term B-2 Loans, extend the final maturity date of the term loan facilities, reduce future principal and interest payments, and provide for additional future borrowings. On August 9, 2013, SWPEI entered into Amendment No. 6 to our Senior Secured Credit Facilities. Amendment No. 6 amended the calculation of SWPEI’s covenant Adjusted EBITDA to allow the add back of the $46.3 million termination fee paid in connection with the termination of the 2009 Advisory Agreement.

As of September 30, 2013, we were in compliance in all material respects with all covenants in the provisions contained in the documents governing our Senior Secured Credit Facilities.

Senior Notes

General

On December 1, 2009, SWPEI issued $400.0 million aggregate principal amount of 13.5% Senior Notes due 2016. On March 30, 2012, pursuant to an amendment to the indenture governing the Senior Notes, the interest rate was reduced from 13.5% to 11.0%. Interest on the Senior Notes is payable semi-annually in arrears. The obligations under the Senior Notes are guaranteed by the same entities as those that guarantee our Senior Secured Credit Facilities. As of September 30, 2013, we had $260.0 million aggregate principal amount of Senior Notes outstanding after redeeming $140.0 million aggregate principal amount of Senior Notes using a portion of the net proceeds received in connection with our initial public offering at a redemption price of 111.0% plus accrued interest thereon.

Ranking

The Senior Notes are senior unsecured obligations and:

•	rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes;

•	rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes; and

•

are effectively subordinated in right of payment to all existing and future secured debt (including obligations under our Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the Senior Notes.

Optional Redemption

We may redeem some or all of the Senior Notes at any time prior to December 1, 2014 at a price equal to 100% of the principal amount of Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of the Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the Senior Notes at December 1, 2014 or plus (ii) all required interest payments due on the Senior Notes through December 1, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of the Senior Notes.

After December 1, 2014, we may redeem the Senior Notes at the redemption prices listed below, if redeemed during the 12-month period beginning on December 1 of each of the years indicated below:

Year	Percentage
2014	105.50%
2015	102.75%

In addition, under the indenture we had the right, until December 1, 2014, to redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price equal to 111.0% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by us from one or more equity offerings; provided that (i) at least 65% of the sum of the aggregate principal amount of the Senior Notes originally issued under the indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering. Pursuant to such provisions, we used a portion of the net proceeds received by us from our initial public offering to redeem $140.0 million aggregate principal amount of the Senior Notes at a redemption price of 111.0% plus accrued interest thereon.

Change of Control Offer

Upon the occurrence of a change of control (as defined in the indenture governing the Senior Notes), SWPEI will be required to offer to repurchase some or all of the Senior Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

The indenture governing the Senior Notes contains a number of covenants that, among other things, restrict SWPEI’s ability and the ability of its restricted subsidiaries to, among other things:

•	dispose of certain assets;

•	incur additional indebtedness;

•	pay dividends;

•	prepay subordinated indebtedness;

•	incur liens;

•	make capital expenditures;

•	make investments or acquisitions;

•	engage in mergers or consolidations; and

•	engage in certain types of transactions with affiliates.

These covenants are subject to a number of important limitations and exceptions.

Events of Default

The indenture governing the Senior Notes provides for certain events of default which, if any of them were to occur, would permit or require the principal of and accrued interest, if any, on the Senior Notes to become or be declared due and payable (subject, in some cases, to specified grace periods).

As of September 30, 2013, we were in compliance in all material respects with all covenants and the provisions contained in the indenture governing the Senior Notes.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our Board of Directors may consider relevant.

In June 2013, our Board of Directors adopted a policy to pay a regular quarterly cash dividend. Pursuant to this policy, we paid quarterly cash dividends of $0.20 per share on July 1 and October 1, 2013.

We intend to continue to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. However, the payment of any future dividends will be at the discretion of our Board of Directors and our Board of Directors may, at any time, modify or revoke our dividend policy on our common stock.

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our Board of Directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Blackstone and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of Blackstone, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the Board of Directors or the chairman of the Board of Directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the Board of Directors or the chairman of the Board of Directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to Blackstone and its affiliates so long as the stockholders agreement remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, recission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, recission or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, recission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified Board of Directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “SEAS.”

SHARES ELIGIBLE FOR FUTURE SALE

General

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

As of November 15, 2013, we had a total of 93,285,717 shares of common stock outstanding. Of the outstanding shares, the shares sold in our initial public offering and in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144, may be sold only in compliance with the limitations described below.

The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including the exemptions under Rule 144 under the Securities Act.

The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

In addition, a total of 15,000,000 shares of our common stock was reserved for issuance under our 2013 Omnibus Incentive Plan (subject to adjustments for stock splits, stock dividends and similar events), of which 14,527,673 shares of common stock remain available for future issuance at November 15, 2013. The special pricing committee of the Board of Directors may determine the exact number of shares to be reserved for future issuance under the 2013 Omnibus Incentive Plan at its discretion. We filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the 2013 Omnibus Incentive Plan. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 0.92 million shares immediately after this offering and the share repurchase; or

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-Up Agreements

In connection with this offering, we, our officers, directors and the selling stockholders, have agreed with the underwriters, subject to certain exceptions (including with respect to any shares to be sold in the share repurchase), not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 90-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting.”

10b5-1 Plans

Some of our directors and employees, including some of our executive officers, have entered into or intend to enter into trading plans pursuant to Rule 10b5-1 under the Exchange Act regarding sales of shares of our common stock. These plans permit the automatic trading of our common stock by an independent person (such as a stockbroker) who is not aware of material, nonpublic information at the time of the trade. Sales of shares by our directors and executive officers under plans that were established prior to the execution of the 90-day lock-up agreements described above may be made during the 90-day lock-up period.

Registration Rights

Pursuant to a registration rights agreement, we have granted the Partnerships and certain equity holders of the Partnerships the right to cause us, subject to certain conditions, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. Following the completion of this offering and the share repurchase, the shares covered by registration rights would represent approximately 46.0% of our outstanding common stock. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. For a description of rights the Partnerships and certain equity holders of the Partnerships have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” a person who holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any remaining excess will be treated as capital gain subject to the rules discussed under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or such non-U.S. holder’s holding period for our common stock.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States) provided such a non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes. So long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under legislation enacted in 2010 and administrative guidance, a 30% United States federal withholding tax may apply to dividends paid after June 30, 2014, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Prospective investors should consult their own tax advisors regarding this legislation and whether it may be relevant to their ownership and disposition of our common stock.

New Tax on Investment Income

Recent legislation requires certain taxpayers to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of our common stock, but exempts from such tax non-resident alien individuals. Proposed regulations, upon which, by their terms, taxpayers may rely until final regulations are promulgated, exempt from the tax non-U.S. trusts and estates all of whose beneficiaries are non-U.S. persons. Such proposed regulations reserve on the treatment of non-U.S. trusts and estates with U.S. beneficiaries. Prospective investors should consult their tax advisors regarding the tax consequences of the new legislation and the proposed regulations on the ownership and disposition of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriter	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Blackstone Advisory Partners L.P.

Total	15,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,250,000 shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The share repurchase was approved by the special committee comprised of two of our independent, disinterested directors. In connection with the share repurchase, we entered into an agreement with the selling stockholders to repurchase, concurrently with the closing of this offering, 1.5 million shares of our common stock directly from such selling stockholders in a private, non-underwritten transaction at a price per share equal to the price paid by the underwriters in this offering. The completion of the share repurchase is conditioned upon, among other things, the completion of this offering, but the completion of this offering is not conditioned upon the completion of the share repurchase.

Pursuant to the registration rights agreement entered into in connection with the 2009 Transactions, we will pay all expenses (other than the underwriting discount and commissions) of the selling stockholders in connection with this offering. The following tables show the per share and total underwriting discount and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,250,000 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions (including with respect to any shares to be sold in the share repurchase), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100, or, if the Relevant Member State has implemented the relevant portion of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative;

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that the total expenses of the offering, excluding underwriting discount and commissions, will be approximately $890,000 and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000 as set forth in the underwriting agreement.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest

Affiliates of Blackstone Advisory Partners L.P. own (through their ownership of Class A Units and Class B Units in certain of the Partnerships that own our common stock) in excess of 10% of our issued and outstanding common stock and, as selling stockholders in this offering, will receive in excess of 5% of the net proceeds of this offering. Because Blackstone Advisory Partners L.P. is an underwriter in this offering and its affiliates are expected to receive more than 5% of the net proceeds of this offering and because affiliates of Blackstone Advisory Partners L.P. own in excess of 10% of our issued and outstanding common stock, Blackstone Advisory Partners L.P. is deemed to have a “conflict of interest” under Rule 5121. Accordingly, this offering will be conducted in accordance with Rule 5121. Pursuant to Rule 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. Also pursuant to Rule 5121, Blackstone Advisory Partners L.P. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions” for additional information.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, affiliates of each of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Blackstone Advisory Partners L.P. are lenders under our Senior Secured Credit Facilities and have received and will receive fees from us. In addition, an affiliate of Blackstone Advisory Partners L.P. provided certain strategic and structuring advice and assistance to us pursuant to the 2009 Advisory Agreement. In connection with our initial public offering, the parties terminated the 2009 Advisory Agreement. See “Certain Relationships and Related Party Transactions—2009 Advisory Agreement.”

In connection with their investments in the Senior Notes, affiliates of Blackstone Advisory Partners L.P. and Goldman, Sachs & Co. have certain information rights, including the right to receive monthly updates on our financial and operational performance and copies of certain materials provided to our Board of Directors.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

VALIDITY OF THE SHARES

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the related financial statement schedule included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investor Relations” at www.seaworldentertainment.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page Number
Audited Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss)	F-4
Consolidated Statements of Changes in Stockholders’ Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Schedule I—Registrant’s Condensed Financial Statements	F-29

Unaudited Condensed Consolidated Financial Statements as of September 30, 2013 and December 31, 2012 and for the nine months ended September 30, 2013 and 2012
Condensed Consolidated Balance Sheets	F-34
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	F-35
Condensed Consolidated Statements of Changes in Stockholders’ Equity	F-36
Condensed Consolidated Statements of Cash Flows	F-37
Notes to Condensed Consolidated Financial Statements	F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

SeaWorld Entertainment, Inc.

Orlando, Florida

We have audited the accompanying consolidated balance sheets of SeaWorld Entertainment, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SeaWorld Entertainment, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida

March 22, 2013

(Except for Note 20, as to which the date is April 17, 2013)

SeaWorld Entertainment, Inc. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2012 and 2011

(In thousands, except share and per share amounts)

	2012	2011
Assets
Current Assets:
Cash and cash equivalents	$45,675	$66,663
Accounts receivable—net	41,149	45,980
Inventories	36,587	32,431
Prepaid expenses and other current assets	17,817	12,252
Deferred tax assets, net	17,405	9,529

Total current assets	158,633	166,855
Property and equipment, net	1,774,643	1,747,878
Goodwill	335,610	335,610
Trade names, net	164,608	165,709
Other intangible assets, net	31,120	33,837
Deferred tax assets, net	6,356	52,566
Other assets	50,082	44,640

Total Assets	$2,521,052	$2,547,095

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$89,946	$104,915
Current maturities on long-term debt	21,330	52,500
Accrued salaries, wages and benefits	33,088	32,189
Deferred revenue	82,567	82,233
Other accrued expenses	19,350	8,399

Total current liabilities	246,281	280,236
Long-term debt	1,802,644	1,365,387
Other liabilities	22,279	29,005

Total liabilities	2,071,204	1,674,628

Commitments and contingencies (Note 13)
Stockholders’ Equity:
Common stock, $0.01 par value-authorized, 1,000,000,000 shares; issued and outstanding, 82,737,008 shares in 2012 and 82,418,808 in 2011	827	824
Additional paid-in capital	456,923	955,735
Accumulated other comprehensive loss	(1,254)	—
Accumulated deficit	(6,648)	(84,092)

Total stockholders’ equity	449,848	872,467

Total Liabilities and Stockholders’ Equity	$2,521,052	$2,547,095

See accompanying notes to consolidated financial statements

SeaWorld Entertainment, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands, except per share amounts)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net revenues:
Admissions	$884,407	$824,937	$730,368
Food, merchandise and other	539,345	505,837	465,735

Total revenues	1,423,752	1,330,774	1,196,103

Costs and expenses:
Cost of food, merchandise and other revenues	118,559	112,498	97,871
Operating expenses	726,509	687,999	673,829
Selling, general and administrative	184,920	172,368	159,506
Depreciation and amortization	166,975	213,592	207,156

Total costs and expenses	1,196,963	1,186,457	1,138,362

Operating income	226,789	144,317	57,741
Other income (expense), net	1,563	(1,679)	1,937
Interest expense	111,426	110,097	134,383

Income (loss) before income taxes	116,926	32,541	(74,705)
Provision for (benefit from) income taxes	39,482	13,428	(29,241)

Net income (loss)	$77,444	$19,113	$(45,464)

Other comprehensive loss:
Unrealized loss on derivatives, net of tax	(1,254)	—	—

Comprehensive income (loss)	$76,190	$19,113	$(45,464)

Basic earnings per share:
Weighted average common shares outstanding	82,480	81,392	80,800

Net income (loss) per share	$0.94	$0.23	$(0.56)

Diluted earnings per share:
Weighted average common shares outstanding	83,552	82,024	80,800

Net income (loss) per share	$0.93	$0.23	$(0.56)

See accompanying notes to consolidated financial statements

SeaWorld Entertainment, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands, except share amounts)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance—December 31, 2009	80,800,000	$808	$1,052,192	$(57,741)	$—	$995,259
Net loss	—	—	—	(45,464)	—	(45,464)

Balance—December 31, 2010	80,800,000	808	1,052,192	(103,205)	—	949,795
Issuance of common stock	1,041,920	10	12,826	—	—	12,836
Equity-based compensation	576,888	6	817	—	—	823
Dividend declared to stockholders	—	—	(110,100)	—	—	(110,100)
Net income	—	—	—	19,113	—	19,113

Balance—December 31, 2011	82,418,808	824	955,735	(84,092)	—	872,467
Equity-based compensation	318,200	3	1,188	—	—	1,191
Unrealized loss on derivatives, net of tax	—	—	—		(1,254)	(1,254)
Dividend declared to stockholders	—	—	(500,000)	—	—	(500,000)
Net income	—	—	—	77,444	—	77,444

Balance—December 31, 2012	82,737,008	$827	$456,923	$(6,648)	$(1,254)	$449,848

See accompanying notes to consolidated financial statements

SeaWorld Entertainment, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands)

	2012	2011	2010
Cash Flows From Operating Activities:
Net income (loss)	$77,444	$19,113	$(45,464)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	166,975	213,592	220,695
Amortization of debt issuance costs and discounts	14,757	18,446	20,814
Loss on disposal of property and equipment	11,223	11,346	9,060
Deferred income tax provision (benefit)	38,979	12,197	(29,241)
Equity-based compensation	1,191	823	—
Changes in assets and liabilities:
Accounts receivable	4,651	11,574	14,710
Inventories	(4,156)	(4,089)	2,372
Prepaid expenses and other current assets	(1,327)	(3,711)	1,038
Accounts payable	(6,247)	(6,223)	(26,684)
Accrued salaries, wages and benefits	899	6,514	14,778
Deferred revenue	(1,444)	(13,983)	21,057
Other accrued expenses	(760)	1,186	(5,879)
Other assets and liabilities	1,328	1,464	5,025

Net cash provided by operating activities	303,513	268,249	202,281

Cash Flows From Investing Activities:
Capital expenditures	(191,745)	(225,316)	(120,196)
Acquisition of Knott’s Soak City Water Park	(12,000)	—	—
Change in restricted cash	(573)	—	—

Net cash used in investing activities	(204,318)	(225,316)	(120,196)

Cash Flows From Financing Activities:
Repayment of long-term debt	(57,680)	(586,248)	(20,500)
Proceeds from the issuance of long-term debt	487,163	550,291	—
Net proceeds from issuance of common stock	—	12,836	—
(Repayment of) / Draw on revolving credit facility	(36,000)	36,000	—
Dividend paid to Stockholders	(502,977)	(106,920)	—
Deferred offering costs	(3,665)	—	—
Debt issuance costs	(7,024)	(5,926)	—

Net cash used in financing activities	(120,183)	(99,967)	(20,500)

Change in Cash and Cash Equivalents	(20,988)	(57,034)	61,585
Cash and Cash Equivalents—Beginning of year	66,663	123,697	62,112

Cash and Cash Equivalents—End of year	$45,675	$66,663	$123,697

Supplemental Disclosures of Noncash Investing and Financing Activities:
Dividends declared, but unpaid	$203	$3,180	$—

Capital expenditures in Accounts Payable	$22,696	$28,441	$24,872

Issuance of Notes Payable related to business acquistion	$3,000	$—	$—

See accompanying notes to consolidated financial statements

SEAWORLD ENTERTAINMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. DESCRIPTION OF THE BUSINESS

SeaWorld Entertainment, Inc. through its wholly-owned subsidiary SeaWorld Parks & Entertainment, Inc. (“SEA”) (collectively, the “Company”), owns and operates ten theme parks within the United States. The Company is owned by ten limited partnerships (the “Partnerships”), owned by affiliates of The Blackstone Group L.P. (“Blackstone”) and certain co-investors. Prior to December 1, 2009, the Company did not have any operations. On December 1, 2009, the Company acquired all of the outstanding equity interests of Busch Entertainment LLC and affiliates (the “Predecessor”) from Anheuser-Busch Companies, Inc. and Anheuser-Busch InBev SA/NV (“A-B/InBev”). See Note 4. The Company operates SeaWorld theme parks in Orlando, Florida; San Antonio, Texas; and San Diego, California, and Busch Gardens theme parks in Tampa, Florida, and Williamsburg, Virginia. The Company operates water park attractions in Orlando, Florida (Aquatica); Tampa, Florida (Adventure Island), and Williamsburg, Virginia (Water Country USA). The Company also operates a reservations-only attraction offering interaction with marine animals (Discovery Cove) and a seasonal park in Langhorne, Pennsylvania (Sesame Place).

During the years ended December 31, 2012, 2011 and 2010, approximately 55%, 56% and 56% of the Company’s revenues were generated in the State of Florida, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany accounts have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, revenues and expenses, and disclosure of contingencies during the reporting period. Significant estimates are deferred revenue and the valuation of self-insurance, deferred tax assets, and goodwill and other indefinite-lived intangible assets. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash held at financial institutions as well as operating cash onsite at each theme park to fund daily operations and amounts due from third-party credit card companies. The amounts due from third-party credit card companies totaled $15,076 and $13,165 at December 31, 2012 and 2011, respectively. The cash balances in non-interest bearing accounts held at financial institutions are fully insured by the Federal Deposit Insurance Corporation (“FDIC”) through December 31, 2012. Interest bearing accounts are insured up to $250. At times, cash balances may exceed federally insured amounts and potentially subject the Company to a concentration of credit risk. Management believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the creditworthiness and financial viability of the respective financial institutions.

Accounts Receivable—Net—Accounts receivable are reported at net realizable value and consist primarily of amounts due from customers for the sale of admission products. The Company is not exposed to a significant concentration of credit risk. The Company does record an allowance for estimated uncollectible receivables, based on the amount and status of past-due accounts, contractual terms of the receivables, and the Company’s history of uncollectible accounts. For all periods presented, the allowance for uncollectible accounts and the related provision were insignificant.

Inventories—Inventories are stated at the lower of cost or market value with the cost being determined by the weighted average cost method. Inventories consist primarily of products for resale, including merchandise, culinary items, and miscellaneous supplies. Obsolete or excess inventories are recorded at their estimated realizable value.

Restricted Cash—Restricted cash is recorded in other current assets and consists of funds received from strategic partners for use in approved marketing and promotional activities.

Property and Equipment—Net—Property and equipment are recorded at cost; the cost of routine maintenance, repairs, spare parts and minor renewals is expensed as incurred. Internal development costs associated with rides and equipment are capitalized after feasibility studies have been completed and substantially all product development is complete. The cost of the assets is depreciated using the straight-line method based on the following estimated useful lives:

Land improvements	10–40 years
Buildings	5–40 years
Rides and equipment	3–15 years
Animals	1–40 years

Material costs to purchase animals exhibited in the theme parks are capitalized and amortized over their estimated remaining productive lives (1-40 years). In-house animal breeding costs are expensed as they are incurred since they are insignificant to the consolidated financial statements. All costs (including training) to maintain the animals after they are placed into service at the parks are expensed as incurred. Construction in process assets consist primarily of rides and other attractions that are under construction and have not yet been placed in service. These assets are stated at cost and are not depreciated. Once construction of assets is completed and the assets are placed into service, assets are reclassified to the appropriate asset class based on their nature and depreciated in accordance with the useful lives above. Interest is capitalized on major construction projects. Total interest capitalized for the years ended December 31, 2012 and 2011, was $5,791 and $5,600, respectively.

Computer System Development Costs—The Company capitalizes computer system development costs that meet established criteria and amortizes those costs to expense on a straight-line basis over five years. The capitalized costs related to the computer system development costs were $2,694 and $2,009 for the years ended December 31, 2012 and 2011, respectively, and are recorded in other assets in the accompanying consolidated balance sheets. Computer system development costs not meeting the proper criteria for capitalization, including systems reengineering costs, are expensed as incurred.

Impairment of Long-Lived Assets—All long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based upon the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based upon a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available (generally a theme park). No impairment losses were recognized during the years ended December 31, 2012, 2011, and 2010.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill and indefinite-lived intangible assets are not amortized, but instead reviewed for impairment at least annually on December 1, with ongoing recoverability based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In assessing goodwill for impairment, the Company will initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company considers several factors, including macroeconomic conditions, industry and market conditions, overall financial performance of the reporting unit, changes in management, strategy or customers, and relevant reporting unit specific events such as a change in the carrying amount of net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, and the testing for recoverability of a significant asset group within a reporting unit. If this qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit. If the qualitative assessment is not conclusive and it is necessary to calculate the fair value of a reporting unit, then the impairment analysis for goodwill is performed at the reporting unit level using a two-step approach. The first step is a comparison of the fair value of the reporting unit, determined using future cash flow analysis, to its recorded amount. If the recorded amount exceeds the fair value, the second step quantifies any impairment write-down by comparing the current implied value of goodwill to the recorded goodwill balance. The Company’s indefinite-lived intangible assets consist of certain trade names which, after considering legal, regulatory, contractual, and other competitive and economic factors, are determined to have indefinite lives and are valued annually using the relief from royalty method. The Company performed its annual impairment test of goodwill and indefinite lived assets on December 1, 2012 and 2011, and found no impairments.

Other Intangible Assets—The Company’s other intangible assets consist primarily of certain trade names, relationships with ticket resellers, and a favorable lease asset. These intangible assets are amortized on the straight-line basis over their estimated remaining lives.

Self-Insurance Reserves—Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. Reserves are established for both identified claims and incurred but not reported (“IBNR”) claims. Such amounts are accrued for when claim amounts become probable and estimable. Reserves for identified claims are based upon the Company’s historical claims experience and third-party estimates of settlement costs. Reserves for IBNR claims are based upon the Company’s claims data history, as well as industry averages. The Company maintains self-insurance reserves for healthcare, auto, general liability and workers compensation claims. Total claims reserves were $23,509 and $23,189 at December 31, 2012 and 2011, respectively, and are recorded in other accrued expenses and other liabilities. All reserves are periodically reviewed for changes in facts and circumstances and adjustments are made as necessary.

Debt Financing Costs—Direct costs incurred in issuance of long-term debt are being amortized to interest expense using the effective interest method over the term of the related debt.

Revenue Recognition—The Company recognizes revenue upon admission into a park or when products are delivered to customers. For season passes and other multi-use admissions, deferred revenue is recorded and the related revenue is recognized over the terms of the admission product and its related use. Deferred revenue includes a current and long-term portion. At December 31, 2012 and 2011, long-term deferred revenue of $6,315 and $8,109, respectively, is included in other liabilities in the accompanying consolidated balance sheets. The Company has entered into agreements with certain external theme park, zoo, and other attraction operators to jointly market and sell admission products. These joint products allow admission to both a Company park and an external park, zoo or other attraction. The agreements with the external parks, specify the allocation of revenue to the Company from any jointly sold products. The Company’s portion of revenue is deferred and recognized upon admission. The Company barters theme park admission products and sponsorship opportunities for advertising, employee recognition awards, and various other services. The fair value of the admission products is recognized into revenue and related expense at the time of the exchange and approximates the fair value of the goods or services received. For the years ended December 31, 2012, 2011, and 2010, $19,628, $19,734, and $17,149, respectively, were included within admissions revenue and selling, general, and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss) related to bartered ticket transactions.

Advertising and Promotional Costs—Advertising production costs are deferred and expensed the first time the advertisement is shown. Advertising and media costs are expensed as incurred and for the years ended December 31, 2012, 2011, and 2010, totaled approximately $116,712, $113,300, and $122,600, respectively, and are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Equity-Based Compensation—The Company measures the cost of employee services rendered in exchange for share-based compensation based upon the grant date fair market value. The cost is recognized over the requisite service period, which is generally the vesting period.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is established for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent on generating future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. The Company evaluates its tax positions by determining if it is more likely than not a tax position is sustainable upon examination, based upon the technical merits of the position, before any of the benefit is recorded for financial statement purposes. The benefit is measured as the largest dollar amount of position that is more likely than not to be sustained upon settlement. Previously recorded benefits that no longer meet the more-likely than not threshold are charged to earnings in the period that the determination is made. Interest and penalties accrued related to uncertain positions are charged to the provision/benefit for income taxes.

Fair Value Measurements—Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

An entity is permitted to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. The Company has not elected to use the fair value option for any of its financial assets and financial liabilities that are not already recorded at fair value. Carrying values of financial instruments classified as current assets and current liabilities approximate fair value, due to their short-term nature.

A description of the Company’s policies regarding fair value measurement is summarized below.

Fair Value Hierarchy—Fair value is determined for assets and liabilities, which are grouped according to a hierarchy, based upon significant levels of observable or unobservable inputs.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These two types of inputs have created the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Determination of Fair Value—The Company generally uses quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access to determine fair value, and classifies such items in Level 1. Fair values determined by Level 2 inputs utilize inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, and inputs other than quoted market prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest and currency rates, and the like. Assets or liabilities valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Segment Reporting—The Company maintains discrete financial information for each of its eleven theme parks, which is used by the Chief Operating Decision Maker (“CODM”), identified as the Chief Executive Officer, as a basis for allocating resources. Each theme park has been identified as an operating segment and meets the criteria for aggregation due to similar economic characteristics. In addition, all of the theme parks provide similar products and services and share similar processes for delivering services. The theme parks have a high degree of similarity in the workforces and target the same consumer group. Accordingly, based on these economic and operational similarities and the way the CODM monitors the operations, the Company has concluded that its operating segments may be aggregated and that it has one reportable segment.

Derivative Instruments and Hedging Activities—During fiscal year 2012, the Company entered into certain derivative transactions, as detailed in Note 14, and elected the related derivative instruments and hedging activities accounting policy described herein. Accounting Standards Codification Topic (“ASC”) 815, Derivatives and Hedging, provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. Further, qualitative disclosures are required that explain the Company’s objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of, and gains and losses on, derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by ASC 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of the “highest and best use” concept to be used only in the measurement of fair value of nonfinancial assets, clarifies that the measurement of the fair value of equity-classified financial instruments should be performed from the perspective of a market participant who holds the instrument as an asset, clarifies that an entity that manages a group of financial assets and liabilities on the basis of its net risk exposure can measure those financial instruments on the basis of its net exposure to those risks, and clarifies when premiums and discounts should be taken into account when measuring fair value. The fair value disclosure requirements were also amended. This new guidance was effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In June 2011, the FASB issued guidance that revises the manner in which entities present comprehensive income in their financial statements. The guidance requires entities to report the components of comprehensive income in either a single, continuous statement or two separate but consecutive statements. In December 2011, the FASB issued guidance which defers certain requirements set forth in June 2011. These amendments were made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. Both sets of guidance were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and were required to be applied retrospectively. The Company adopted this guidance on January 1, 2012 and accordingly applied the new guidance retrospectively.

In September 2011, the FASB issued guidance related to testing goodwill for impairment. Under the amended guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting units. If the entities determine, based on the qualitative assessment, that it is more likely than not an impairment has not occurred, no further quantitative testing is necessary. The guidance was effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company early adopted the guidance and performed a qualitative assessment as its initial step for the 2011 annual review of goodwill impairment. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued new accounting guidance relating to impairment testing for indefinite-lived intangible assets. In accordance with this guidance, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the indefinite-lived intangible asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test as required by existing standards. This guidance is effective for annual and interim impairment tests for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company is in the process of evaluating this guidance, which is not expected to have a material impact on its consolidated financial statements.

4. ACQUISITIONS

On December 1, 2009, investment funds affiliated with Blackstone and certain co-investors, through SeaWorld Entertainment, Inc. and its wholly-owned subsidiary, SEA, acquired all of the outstanding equity interests of SeaWorld LLC and SeaWorld Parks & Entertainment LLC from Anheuser-Busch Companies, Inc. for approximately $2,300,000. The acquisition (and its related expenses) was financed by a capital contribution from the Partnerships of $1,010,000, and the issuance of $1,460,000 in long-term debt, net of $34,000 original issue discount (see Note 11).

In connection with the acquisition, Anheuser-Busch received from the Partnerships the right to receive, subject to certain conditions, distributions of up to $400,000 under the terms of the Partnership agreements. Such right has been included in the purchase price and included in additional paid-in capital at their aggregate fair value of $38,000 using a valuation technique referred to as a Monte Carlo simulation. The Monte Carlo simulation is based upon significant inputs that are not observable in the market. Key assumptions include the probability of a liquidation event, projected income before income taxes, amortization, depreciation, interest, and a discount rate of 16%. The estimated fair value of these instruments was measured on a nonrecurring basis as they were valued on the date of acquisition using significant unobservable (Level 3) inputs under the guidance for fair value measurements.

Goodwill recognized in the acquisition, which is deductible for tax purposes, is attributed primarily to historical operating performance of the parks. Goodwill of $269,332 and $66,278 respectively, was allocated to the SeaWorld Orlando and Discovery Cove theme parks and is tested annually for impairment on December 1. There have been no additions or impairments of goodwill for the years ended December 31, 2012, 2011 or 2010.

In November 2012, the Company acquired Knott’s Soak City, a standalone Southern California water park, from an affiliate of Cedar Fair L.P, for a total price of $15,000. The Company paid $12,000 at closing and has a note payable for the remaining $3,000 due on or before September 1, 2013. Since the acquisition, there were no material revenues or expenses associated with the park included within the consolidated financial statements because the park was closed for the season. The Company plans to rebrand the water park as Aquatica San Diego before it re-opens in 2013.

The Company allocated the cost of the acquisition to the assets acquired based upon their respective fair values. These fair values are based on management’s estimates and assumptions, including variations of the income approach, the market approach and the cost approach, resulting in a purchase price allocation as follows:

Land	$12,100
Other property & equipment	2,400
Non-compete agreement	500

Total assets acquired	$15,000

5. EARNINGS PER SHARE

Earnings per share is computed as follows (in thousands, except per share data):

	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic earnings per share	$77,444	82,480	$0.94	$19,113	81,392	$0.23	$(45,464)	80,800	$(0.56)
Effect of dilutive incentive-based time vested unit awards		1,072			632			—

Diluted earnings per share	$77,444	83,552	$0.93	$19,113	82,024	$0.23	$(45,464)	80,800	$(0.56)

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is determined based on the dilutive effect of incentive units using the treasury stock method.

6. INVENTORIES

Inventories as of December 31, 2012 and 2011, consisted of the following:

	2012	2011
Merchandise	$31,435	$27,937
Food and beverage	5,152	4,461
Supplies	—	33

Total	$36,587	$32,431

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at December 31, 2012 and 2011, consisted of the following:

	2012	2011
Prepaid insurance	$8,157	$7,152
Prepaid marketing and advertising costs	2,500	3,365
Deferred offering costs	3,665	—
Other	3,495	1,735

Total	$17,817	$12,252

8. PROPERTY AND EQUIPMENT—NET

The components of property and equipment—net as of December 31, 2012 and 2011, consisted of the following:

	2012	2011
Land	$286,200	$274,100
Land improvements	238,860	201,319
Buildings	468,647	418,318
Rides and equipment	1,100,423	977,233
Animals	161,194	161,144
Construction in process	88,237	140,770
Less accumulated depreciation	(568,918)	(425,006)

Total	$1,774,643	$1,747,878

Depreciation expense was approximately $161,700, $209,300, and $202,800 for the years ended December 31, 2012, 2011, and 2010, respectively.

9. TRADE NAMES AND OTHER INTANGIBLE ASSETS—NET

Trade names-net are comprised of the following at December 31, 2012:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Trade names—indefinite lives		$157,000	$—	$157,000
Trade names—definite lives	10 years	11,000	3,392	7,608

Total		$168,000	$3,392	$164,608

Trade names-net are comprised of the following at December 31, 2011:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Trade names—indefinite lives		$157,000	$—	$157,000
Trade names—definite lives	10 years	11,000	2,291	8,709

Total		$168,000	$2,291	$165,709

Other intangible assets-net at December 31, 2012, consisted of the following:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Favorable lease asset	39 years	$18,200	$1,397	$16,803
Reseller agreements	8.11 years	22,300	8,483	13,817
Non-compete agreement	5 years	500	—	500

Total		$41,000	$9,880	$31,120

Other intangible assets-net at December 31, 2011, consisted of the following:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Favorable lease asset	39 years	$18,200	$934	$17,266
Reseller agreements	8.11 years	22,300	5,729	16,571

Total		$40,500	$6,663	$33,837

Total amortization was approximately $4,300 for the years ended December 31, 2012, 2011, and 2010. The total weighted average amortization period of all finite-lived intangibles is 19.3 years. Total expected amortization of the finite-lived intangible assets for the succeeding five years and thereafter is as follows:

Years Ending December 31
2013	$4,418
2014	4,418
2015	4,418
2016	4,418
2017	4,213
Thereafter	16,843

$38,728

10. OTHER ACCRUED EXPENSES

Other accrued expenses at December 31, 2012 and 2011, consisted of the following:

	2012	2011
Accrued property taxes	$1,974	$1,644
Accrued interest	3,877	4,908
Note payable (Note 4)	3,000	—
Self-Insurance reserve	7,800	—
Other	2,699	1,847

Total	$19,350	$8,399

11. LONG-TERM DEBT

Long-term debt at December 31, 2012 and 2011, consisted of the following:

	2012	2011
Term Loan A	$152,000	$159,500
Term Loan B	1,293,774	844,043
Revolving credit agreement	—	36,000
Senior Notes	400,000	400,000

	1,845,774	1,439,543
Less discounts	(21,800)	(21,656)
Less current maturities	(21,330)	(52,500)

Total long-term debt, net of current maturities	$1,802,644	$1,365,387

In connection with the acquisition described in Note 4, on December 1, 2009, SEA both entered into senior secured credit facilities (“Senior Secured Credit Facilities”) and issued senior notes (the “Senior Notes”):

Senior Secured Credit Facilities

Effective on February 17 and April 15, 2011, and March 30, 2012 SEA entered into Amendments No. 1 and 2 and 3, respectively, of the Senior Secured Credit Facilities (collectively, the “Amendments”). As a result of Amendment No. 1, the original term loan was refinanced into two tranches of term loans, Term A Loans (original balance of $150,000), and Term B Loans (original balance of $900,000). As a result of Amendment No. 2, $17,000 of Term Loan B was refinanced to Term Loan A. In addition, the revolving credit commitment availability under the Senior Secured Credit Facilities increased to $172,500. As a result of Amendment No. 3, the Term B Loan was increased by $500,000 for the purposes of financing a dividend payment to stockholders in the same amount. In addition the Senior Secured Credit Facilities agreement was further amended to limit future restricted payments, as defined, in the credit agreement, to be payable only when certain leverage ratio targets have been met and in an amount not to exceed the “cumulative credit” (as defined) amount available. The amended credit agreement was not deemed to be substantially different, as defined in the authoritative accounting guidance, from the original agreement. At December 31, 2012 and 2011, following the Amendments, the Senior Secured Credit Facilities consisted of:

•	Tranche A Term Loans, balance of $152,000 and 159,500, respectively, which will mature on February 17, 2016;

•

Tranche B Term Loans, balance of $1,293,744 and $844,043, respectively, which will mature on the earlier of (i) August 17, 2017 or (ii) the 91st day prior to the maturity of the Senior Notes, if more than $50 million of debt with respect to the Senior Notes is outstanding as of such date; and

•	Revolving Credit Facility, balance of $0 and $36,000, respectively, which will mature on February 17, 2016.

Borrowings related to the Tranche A Term Loans and the revolving credit facility bear interest, at SEA’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) Bank of America’s prime lending rate and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the British Bankers Association (“BBA”) LIBOR rate for the interest period relevant to such borrowing. The margin for the Tranche A Term Loans is 1.75%, in the case of base rate loans, and 2.75%, in the case of LIBOR rate loans, subject to a step-down of 0.25% upon achievement of a secured leverage ratio less than or equal to 2.25 to 1.00. SEA selected the LIBOR rate at December 31, 2012 and 2011, related to the Term A Term Loans and the revolving credit loans (interest rate of 2.92% for both loans at December 31, 2012, respectively).

Borrowings under the Tranche B Term Loans bear interest, at SEA’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the Bank of America’s prime lending rate and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Tranche B Term Loans is 2.00%, in the case of base rate loans, and 3.00%, in the case of LIBOR rate loans, subject to a base rate floor of 2.00% and a LIBOR floor of 1.00%. SEA selected the LIBOR rate at December 31, 2012, related to the Term B Term Loans (interest rate of 4% at December 31, 2012).

SEA is required to repay installments on the term loans in quarterly installments equal to $1,875 with respect to Tranche A Term Loans and $3,457 with respect to Tranche B Term Loans, with the remaining amount payable on the applicable maturity date with respect to such term loans.

In addition, the Senior Secured Credit Facilities, as amended, requires the Company to prepay outstanding term loans, subject to certain exceptions, in an amount equal to:

•	50% (which percentage will be reduced to 25% and 0%, as applicable, subject to SEA attaining certain total leverage ratios) of its annual excess cash flow, as defined;

•

100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by SEA and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), if SEA does not reinvest those net cash proceeds in assets to be used in its business or to make certain other permitted investments (a) within 12 months of the receipt of such net cash proceeds or (b) if SEA commits to reinvest such net cash proceeds within 12 months of the receipt thereof, within 180 days of the date of such commitment; and

•	100% of the net proceeds of any incurrence of debt by SEA or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the Senior Secured Credit Facilities.

Notwithstanding any of the foregoing, each lender of term loans has the right to reject its pro rata share of mandatory prepayments described above, in which case SEA may retain the amounts so rejected. The foregoing mandatory prepayments will be applied pro rata to installments of term loans in direct order of maturity.

There were no mandatory prepayments during the year ended December 31, 2012 or 2011.

The obligations under the Senior Secured Credit Facilities are fully, unconditionally and irrevocably guaranteed by the Company, any subsidiary of the Company that directly or indirectly owns 100% of the issued and outstanding equity interests of SEA, and, subject to certain exceptions, each of SEA’s existing and future material domestic wholly-owned subsidiaries. The Senior Secured Credit Facilities are collateralized by first priority or equivalent security interests, subject to certain exceptions, in (i) all the capital stock of, or other equity interests in, substantially all of the Company’s direct or indirect domestic subsidiaries and 65% of the capital stock of, or other equity interests in, any foreign subsidiaries and (ii) certain tangible and intangible assets of SEA and the Company. Certain financial, affirmative and negative covenants, including a maximum total net leverage ratio and minimum interest coverage ratio, are included in the Senior Secured Credit Facilities. If an event of default occurs, the lenders under the Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of amounts due under the Senior Secured Credit Facilities and all actions permitted to be taken by a secured creditor. SEA was in compliance with the covenants at December 31, 2012 and 2011.

The additional $500,000 of borrowing on Term Loan B under Amendment 3 was issued at a discount of $6,245. The discount is being amortized to interest expense using the weighted average interest method.

Revolving credit available under the Senior Secured Credit Facilities as of December 31, 2012 and 2011, was $160,931 and $124,707, respectively. The revolving credit commitment includes up to $20,000 in short-term loans (five days in duration) and up to $50,000 in letters of credit. Any amounts borrowed under the short-term loans or as letters of credit reduce the total amount available under the revolving credit loan. All amounts outstanding under the revolving credit commitment are due on February 17, 2016, except for borrowings under the short term loans, which are payable within five business days of the original borrowing.

Amounts outstanding at December 31, 2012 and 2011, relating to the Revolving Credit Facility were $0 and $36,000 (at an interest rate of 2.99%), respectively.

As of December 31, 2012, the Company had approximately $11.6 million of outstanding letters of credit.

Senior Notes

On December 1, 2009, SEA issued $400.0 million of 13.5% Senior Notes due December 1, 2016. In conjunction with the execution of Amendment No. 3 to the Senior Secured Credit Facilities, SEA also entered into the Second Supplemental Indenture dated March 30, 2012 relating to the Senior Notes. Among other matters, the Second Supplemental Indenture granted waivers to allow SEA to issue the additional $500,000 of Term B Loans to fund the dividend payment discussed above and decreased the interest rate on the Senior Notes from 13.5% per annum to 11% per annum. SEA can redeem the Senior Notes at any time and the Senior Notes are unsecured. Interest is paid semi-annually in arrears. Until December 1, 2014, and in the case of an Equity Offering (as defined in the indenture) SEA may redeem up to 35% of the Senior Notes at a price of 111% of the aggregate principal balance plus accrued interest using the net cash proceeds from an Equity Offering (as defined in the indenture). Prior to December 1, 2014, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount of Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of the Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the Senior Notes at December 1, 2014 plus (ii) all required interest payments due on the Senior Notes through December 1, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of the Senior Notes. On or after December 1, 2014, the Senior Notes may be redeemed at 105.5% and 102.75% of the principal balance beginning on December 1, 2014 and 2015, respectively. The Second Supplemental Indenture also increased the minimum covenant leverage ratio from 2.75 to 1.00 to 3.0 to 1.0. The Senior Notes were issued at a discount of $80.72 per $1 or a total of $33,950. The discount is being amortized to interest expense using the weighted average interest method. The obligations under the Senior Notes are guaranteed by the same entities as those that guarantee the Senior Secured Credit Facilities.

In connection with the issuance of the Senior Notes, the holders of the Senior Notes received warrants to purchase 101,000 (not in thousands) Partnerships units for $100 (not in thousands) per unit. The Partnerships, in turn, received warrants to acquire 808,000 (not in thousands) shares of the Company’s common stock. The total value of the warrants at December 1, 2009 was $5,000 and was recorded by the Company as additional paid-in capital and a discount on the Senior Notes. The additional discount is being amortized to interest expense over the term of the Senior Notes. The unamortized discount at December 31, 2012 and 2011, of $2,798 and $3,512, respectively, is presented as a reduction of the carrying value of the Senior Notes in the accompanying consolidated financial statements. During 2011, all the warrants were exercised for cash in accordance with the underlying warrant agreement, the holders of the Senior Notes received 101,000 (not in thousands) limited partnership units of the Partnerships and the Company issued a total of 808,000 (not in thousands) shares of common stock to the Partnerships.

Cash paid for interest relating to the Senior Secured Credit Facilities and the Senior Notes discussed above was $102,551, $97,575 and $121,239 during the years ended December 31, 2012, 2011 and 2010, respectively.

The Company has deferred $77,546 in financing costs that were paid to issue the long-term debt. Deferred financing costs, net of accumulated amortization, were $44,103 and $39,232 as of December 31, 2012 and 2011, respectively, and are being amortized to interest expense using the effective interest method over the term of the Senior Notes and are included in other assets in the accompanying consolidated balance sheets. Financing costs paid to the creditors amounting to $15,046 and $5,926 in 2012 and 2011, respectively, directly related to the Amendments noted above were recorded as deferred financing costs.

The fair value of the term loans at December 31, 2012, approximates their carrying value due to the variable nature of the underlying interest rates. The fair value of the Senior Notes approximates $416,300 at December 31, 2012. The estimated fair value of the Senior Notes was computed using significant inputs that are not observable in the market including a discount rate of 10.5% and projected cash flows of the underlying Senior Notes.

Long-term debt at December 31, 2012, is repayable as follows, not including any possible prepayments described above:

Years Ending December 31
2013	$21,330
2014	21,330
2015	21,330
2016	1,781,784

Total	$1,845,774

12. INCOME TAXES

For the years ended December 31, 2012, 2011, and 2010, the provision for (benefit from) income taxes is comprised of the following:

	2012	2011	2010
Current income tax expense (benefit)
Federal	$(70)	$(70)	$—
State	542	1,277	—
Foreign	31	24	—

Total current income tax provision	503	1,231	—

Deferred income tax provision (benefit):
Federal	37,873	11,429	(24,074)
State	1,106	768	(5,167)

Total deferred income tax provision (benefit)	38,979	12,197	(29,241)

Total income tax provision (benefit)	$39,482	$13,428	$(29,241)

The deferred income tax provision (benefit) represents the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Cash paid for income taxes totaled $767, and $513, and $0, for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company has determined that there are no positions currently taken that would rise to a level requiring an amount to be recorded or disclosed as an uncertain tax position. If such positions do arise, it is the Company’s intent that any interest or penalty amount related to such positions will be recorded as a component of tax expense to the applicable period.

The components of deferred income tax assets and liabilities as of December 31, 2012 and 2011, are as follows:

	2012	2011
Deferred income tax assets:
Acquisition costs	$22,651	$23,866
Net operating loss	222,702	197,241
Self-insurance	7,912	7,507
Deferred revenue	1,077	3,337
Other	5,736	2,477

Total deferred income tax assets	260,078	234,428

Deferred income tax liabilities:
Property and equipment	(199,836)	(146,002)
Goodwill	(21,028)	(14,030)
Amortization	(11,307)	(8,429)
Other	(4,146)	(3,872)

Total deferred income tax liabilities	(236,317)	(172,333)

Net deferred income tax assets	$23,761	$62,095

The Company has federal tax net operating loss carryforwards as of December 31, 2012, of approximately $556,000. The net operating loss carryforwards, if not used to reduce taxable income in future periods, will begin to expire in 2029, for both state and federal tax purposes. Realization of the net deferred income tax assets is dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards, which may include reversal of the other deferred income tax components. Although realization is not assured, management believes it is more likely than not that all of the deferred income tax assets will be realized. The Company files federal and state income tax returns in various jurisdictions with varying statute of limitation expiration dates. The 2009 through 2012 tax years generally remain subject to examination by tax authorities.

The reconciliation between the U.S. federal statutory income tax rate and the Company’s effective income tax provision (benefit) rate for the years ended December 31, 2012, 2011, and 2010, is as follows:

	2012	2011	2010
Income tax rate at federal statutory rates	35.00%	35.00%	35.00%
State taxes, net of federal benefit	1.36	5.57	3.67
Other	(2.59)	0.69	0.47

Income tax rate	33.77%	41.26%	39.14%

13. COMMITMENTS AND CONTINGENCIES

At December 31, 2012, the Company has commitments under long-term operating leases requiring annual minimum lease payments as follows:

Years Ending December 31
2013	$12,983
2014	12,803
2015	12,806
2016	11,993
2017	12,009
Thereafter	298,109

Total	$360,703

Rental expense was $23,886, $22,119, and $19,719 for the years ended December 31, 2012, 2011, and 2010, respectively.

The SeaWorld theme park in San Diego, California, leases the land for the theme park from the City of San Diego. The lease term is for 50 years ending on July 1, 2048. Lease payments are based upon gross revenue from the San Diego theme park subject to certain minimums. On January 1, 2011, the minimum annual rent payment was recalculated in accordance with the lease agreement and remained at $9,600 and is included in the table above for all periods presented. This annual rent will remain in effect until January 1, 2014, at which time the next recalculation will be completed in accordance with the lease agreement.

Pursuant to license agreements with Sesame Workshop, the Company pays a specified annual license fee, as well as a specified royalty based on revenues earned in connection with sales of licensed products, all food and beverage items utilizing the licensed elements and any events utilizing such elements if a separate fee is paid for such event.

The Company has commenced construction of certain new theme park attractions and other projects under contracts with various third parties. At December 31, 2012, additional capital payments of approximately $121,000 are necessary to complete these projects. These projects are expected to be completed during 2013 and 2014.

In addition, the Company is a party to various claims and legal proceedings arising in the normal course of business. Matters where an unfavorable outcome to the Company is probable and which can be reasonably estimated are accrued. Such accruals, which are not material for any period presented, are based on information known about the matters, the Company’s estimate of the outcomes of such matters, and the Company’s experience in contesting, litigating, and settling similar matters. Matters that are considered reasonably possible to result in a material loss are not accrued for, but an estimate of the possible loss or range of loss is disclosed, if such amount or range can be determined. Management does not expect any known claims or legal proceedings to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to the Company’s borrowings. As of December 31, 2012, the Company does not have any derivatives outstanding that are not designated in hedge accounting relationships. In addition, the Company did not have any material derivatives outstanding as of December 31, 2011.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. During the year ended December 31, 2012, the Company entered into two interest rate swaps with a combined notational of $550,000 that were used to hedge the variable cash flows associated with existing variable rate debt.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the year ended December 31, 2012 the hedges were 100% effective therefore there was no ineffective portion recognized in earnings. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next 12 months, the Company estimates that an additional $1,360 will be reclassified as an increase to interest expense.

Tabular Disclosure of Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the balance sheet as of December 31, 2012:

	Derivatives
	As of December 31, 2012
	Balance Sheet Location	Fair Value
Derivatives designated as hedging insturments:
Interest rate swaps	Other Liabilities	$1,880

Total derviatives designated as hedging insturments		$1,880

The unrealized loss on derivatives is recorded net of $627 in tax and included within the statement of operations and comprehensive income (loss) for the year ended December 31, 2012.

Tabular Disclosure of the Effect of Derivative Instruments on the Statement of Comprehensive Income (Loss)

The table below presents the pre-tax effect of the Company’s derivative financial instruments on the statement of comprehensive income (loss) for the year ended December 31, 2012:

Year Ended December 31, 2012
Derivatives in Cash Flow Hedging Relationships:
Gain (loss) related to effective portion of derivatives recognized in accumulated other comprehensive income	$(1,522)
Gain (loss) related to effective portion of derivatives reclassified from accumulated other comprehensive income to interest expense	$(358)
Gain (loss) related to ineffective portion of derivatives recognized in other income (expense)	$—

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2012, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $1,929. As of December 31, 2012, the Company has posted no collateral related to these agreements. If the Company had breached any of these provisions at December 31, 2012, it could have been required to settle its obligations under the agreements at their termination value of $1,929.

15. FAIR VALUE MEASUREMENTS

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement is required to be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The Company has determined that the majority of the inputs used to value its derivative financial instruments using the income approach fall within Level 2 of the fair value hierarchy. The Company uses readily available market data to value its derivatives, such as interest rate curves and discount factors. ASC 820 also requires consideration of credit risk in the valuation. The Company uses a potential future exposure model to estimate this credit valuation adjustment (“CVA”). The inputs to the CVA are largely based on observable market data, with the exception of certain assumptions regarding credit worthiness which make the CVA a Level 3 input. Based on the magnitude of the CVA, it is not considered a significant input and the derivatives are classified as Level 2. Of the Company’s long-term obligations, the Term A Loans and Term B Loans are classified in Level 2 of the fair value hierarchy. The fair value of the term loans as of December 31, 2012 approximates their carrying value due to the variable nature of the underlying interest rates and the frequent intervals at which such interest rates are reset. The Senior Notes are classified in Level 3 of the fair value hierarchy and have been valued using significant inputs that are not observable in the market including a discount rate of 10.48% and projected cash flows of the underlying Senior Notes. The Company does not have any assets measured at fair value as of December 31, 2012.

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Liabilities:
Letters of Credit	—	$11,569	—	$11,569
Long-term obligations(a)	—	$1,445,774	$416,317	$1,862,091
Derivative financial instruments (b)	—	$1,880	—	$1,880

(a)	Reflected at carrying value in the consolidated balance sheet as current maturities on long-term debt of $21,330 and long-term debt of $1,802,644. As of December 31, 2011, the carrying value and fair value of long-term obligations, including the current portion, was $1,417,887 and $1,468,543, respectively.
(b)	Reflected at fair value in the consolidated balance sheet as other liabilities of $1,880.

16. RELATED-PARTY TRANSACTIONS

Certain affiliates of Blackstone provide monitoring, advisory, and consulting services to the Company under an advisory fee agreement. Fees related to these services, which are based upon a multiple of Adjusted EBITDA, as defined in the advisory agreement, amounted to $6,201, $6,012, and $4,704 for the years ended December 31, 2012, 2011, and 2010, respectively, are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss). In connection with the advisory agreement, a termination fee calculated based on the terms of the agreement will be paid by the Company if certain triggering events occur, including, but not limited to, an initial public offering.

The Company had an arrangement with another former Blackstone portfolio theme park company to sell admission tickets on a combined basis. The Company earned revenue of approximately $7,400 (through June, 2011) and $18,400 during the years ended December 31, 2011 and 2010, respectively, under the combined ticket arrangement. Blackstone sold its interest in such theme park company in June 2011.

The Company entered into a transition services agreement (“TSA”) with Anheuser-Busch Companies, Inc., effective December 1, 2009, to receive support in the areas of information technology, accounting, tax, human resources, and procurement. Services were provided for a term of six months. The services were at graduated rates that increased over the term and range from $10 to $190 per month, depending upon the type of service. Extensions were charged at the initial rates plus 33%. In addition, in February 2010, the Company elected to purchase certain one-time information technology support for $624. As of December 31, 2010, the Company no longer received services under the TSA. Total cost under the TSA for the year ended December 31, 2010 was $4,860, and is included in selling, general, and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

17. RETIREMENT PLAN

The Company sponsors a defined contribution plan, under Section 401(k) of the Internal Revenue Code, that it established in March 2010. The plan is a qualified automatic contributions arrangement, which automatically enrolls employees, once eligible, unless they opt out. The Company makes matching cash contributions subject to certain restrictions, structured as a 100% match on the first 1% contributed by the employee and a 50% match on the next 5% contributed by the employee. Employer-matching contributions for the years ended December 31, 2012, 2011, and 2010, totaled $8,767, $7,345 and $6,165, respectively.

18. EQUITY-BASED COMPENSATION

In 2011 and 2012, the Partnerships granted employee units to certain key employees of SEA. Upon vesting of the employee units, the Company issues the corresponding number of shares of common stock of the Company to the Partnerships. There is no related cost to the employee upon vesting of the units.

The total number of units authorized for awards is 750,000 (not in thousands). The total number of employee units granted, (which are accounted for as equity awards) was 721,401 (not in thousands) and they were divided into three equal tranches as follows:

Time-Vesting Units (TVUs)—One-third of the employee units (240,470) (not in thousands) granted vest over five years (20% per year). The vesting begins on the earlier of December 1, 2009, or the grant date. Vesting is contingent upon continued employment. In the event of a change of control (defined as a sale or disposition of the assets of the limited partnership to other than a Blackstone-affiliated group or, if any group other than a Blackstone-affiliated entity, becomes the general partner or the beneficial owner of more than 50% interest), the employee units immediately 100% vest. The TVUs were recorded at the fair market value at the date of grant and will be amortized to compensation expense over the vesting period. Total compensation expense related to the TVUs was $1,191 and $823 for the years ended December 31, 2012 and 2011 respectively, and is included in selling, general, and administrative expenses in the accompanying consolidated statement of operations and comprehensive income (loss) and as contributed capital in the accompanying statements of stockholders’ equity. Total unrecognized compensation cost related to the nonvested TVUs, expected to be recognized over the next three years, was approximately $2,702 as of December 31, 2012.

The activity related to the TVUs for the year ended December 31, 2012, is as follows:

	Employee Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
	(not in thousands)
Outstanding-January 1, 2012	134,109	$21.34
Granted	21,167	23.15
Vested	(39,775)	21.29
Forfeited	(2,800)	21.34

Outstanding-December 31, 2012	112,701	21.70	25.5 months

Total units granted in 2011 totaled 219,303 (not in thousands) at a weighted average fair value of $21.34 per share.

2.25x and 2.75x Performance Vesting Units (PVUs)—Two tranches of the employee units vest only if certain events occur. The 2.25x PVUs vest if the employee is employed by the Company when and if Blackstone receives cash proceeds (not subject to any clawback, indemnity or similar contractual obligation) in respect of its Partnerships units equal to (x) a 20% annualized effective compounded return rate on Blackstone’s investment and (y) a 2.25x on Blackstone’s investment. The 2.75x PVUs vest if the employee is employed by the Company when and if Blackstone receives cash proceeds (not subject to any clawback, indemnity or similar contractual obligation) in respect of its Partnerships units equal to (x) a 15% annualized effective compounded return rate on Blackstone’s investment and (y) a 2.75x multiple on Blackstone’s investment. The employee units have no termination date other than termination of employment from the Company. There are no service or period vesting conditions associated with the PVUs other than employment at the time the benchmark is reached. No compensation will be recorded related to these PVUs until their issuance is probable. There was no compensation expense recorded during 2012 or 2011 for the PVUs. Total unrecognized compensation expense as of December 31,2012 was approximately $2,900 and $2,000 for the 2.25x and 2.75x units, respectively. None of the PVUs were exercisable at December 31, 2012.

The activity related to the 2.25x units for the year ended December 31, 2012, is as follows:

	Employee Units	Weighted Average Grant Date Fair Value
	(not in thousands)
Outstanding-January 1, 2012	206,220	$12.65
Granted	21,164	15.66
Vested	—	—
Forfeited	(2,333)	12.65

Outstanding-December 31, 2012	225,051	13.06

The activity related to the 2.75x units for the year ended December 31, 2012, is as follows:

	Employee Units	Weighted Average Fair Value
	(not in thousands)
Outstanding-January 1, 2012	206,220	$8.88
Granted	21,164	10.52
Vested	—	—
Forfeited	(2,333)	8.88

Outstanding-December 31, 2012	225,051	8.99

The fair value of each employee unit granted was estimated on the date of grant using a composite of the discounted cash flow model and the guideline public company approach to determine the underlying enterprise value. The discounted cash flow model is based upon significant inputs that are not observable in the market. Key assumptions include projected cash flows, a discount rate of 10.5%, and a terminal value. The guideline public company approach uses relevant public company valuation multiples to determine fair value. The value of the individual equity tranches was allocated based upon the Option-Pricing Method model. Significant assumptions include a holding period of 2.6 to 3.6 years, a risk free rate of 0.33% to 1.22%, volatility of approximately 49% to 57% and a discount for lack of marketability, depending upon the units, from 31% to 53% and 0 dividend yield. Volatility for SEA’s stock is estimated using the average volatility calculated for a peer group, which is based upon daily price observations over the estimated term of units granted.

19. STOCKHOLDERS’ EQUITY

In 2011, the Company sold 233,920 shares of common stock to the Partnership (not in thousands) for net cash consideration of $2,736.

During 2011, all the warrants, issued in accordance with the Senior Notes, were exercised for cash in accordance with the underlying warrant agreement. The holders of the Senior Notes received 101,000 (not in thousands) limited partnership units of the Partnerships and the Company issued a total of 808,000 (not in thousands) shares of common stock to the Partnerships (see Note 11).

The Company declared dividends in the amount of $500,000 and $110,100 to common stockholders on March 30, 2012 and September 29, 2011, respectively. The dividends were accounted for as returns of capital.

20. SUBSEQUENT EVENTS

In connection with the preparation of the consolidated financial statements, the Company evaluated subsequent events after the consolidated balance sheet date of December 31, 2012, through March 22, 2013, the date the consolidated financial statements were issued and updated such evaluation through the date of reissuance, April 17, 2013, to determine whether any events occurred that required recognition or disclosure in the accompanying consolidated financial statements.

Stock Split and Authorized Shares

On April 7, 2013, the Company’s Board of Directors authorized an eight-for-one split of the Company’s common stock which was effective on April 8, 2013. The Company retained the current par value of $0.01 per share for all shares of common stock after the stock split, and accordingly, stockholders’ equity on the accompanying consolidated balance sheets and consolidated statements of changes in stockholders’ equity reflects the stock split by reclassifying from “Additional paid-in capital” to “Common stock” an amount equal to the par value of the additional shares arising from the split. The Company’s historical share and per share information has been retroactively adjusted to give effect to this stock split.

Contemporaneously with the stock split, on April 8, 2013, the Company’s Board of Directors approved an increase in the number of authorized shares of common stock to 1 billion shares.

Debt

On April 5, 2013, SEA entered into Amendment No. 4 to the Senior Secured Credit Facilities (“Amendment No. 4”) and on April 12, 2013, entered into the Fourth Supplemental Indenture to the Indenture (the “Fourth Supplemental Indenture”) related to the Senior Notes.

Amendment No. 4 amends the terms of the existing Senior Secured Credit Facilities to, among other things, permit SEA to pay certain distributions and dividends following an initial public offering of the Company. In addition, Amendment No. 4 replaces the existing $172,500 senior secured revolving credit facility with a new $192,500 senior secured revolving credit facility.

The Fourth Supplemental Indenture provides additional flexibility under the limitation on restricted payments covenant to permit certain dividends following an initial public offering. Additionally, the Fourth Supplemental Indenture increases by $20,000 the amount of debt that the Company can incur and have outstanding at any one time under the Senior Secured Credit Facilities and amends the transactions with affiliates covenant to allow for the payment of a termination fee not to exceed $50,000 in connection with the termination of the 2009 Advisory Agreement.

The amendments contemplated by Amendment No. 4 and the Fourth Supplemental Indenture are expected to become effective upon the date of the consummation of the Company’s initial public offering, so long as it occurs on or before July 31, 2013, and provided that certain customary conditions are satisfied.

Schedule I-Registrant’s Condensed Financial Statements

SeaWorld Entertainment, Inc.

Parent Company Only

Condensed Balance Sheets

as of December 31, 2012 and 2011

(In thousands, except share and per share amounts)

	2012	2011
Assets
Current Assets:
Cash	$203	$3,180

Total current assets	203	3,180
Investment in wholly owned subsidiary	451,102	872,467

Total Assets	$451,305	$875,647

Liabilities and Stockholders’ Equity
Current Liabilities:
Accrued Liabilities	$203	$3,180

Total current liabilities	203	3,180

Total liabilities	203	3,180

Commitments and contingencies
Stockholders’ Equity:
Common stock, $0.01 par value-authorized, 1,000,000,000 shares; issued and outstanding, 82,737,008 shares in 2012 and 82,418,808 in 2011	827	824
Additional paid-in capital	456,923	955,735
Accumulated deficit	(6,648)	(84,092)

Total stockholders’ equity	451,102	872,467

Total Liabilities and Stockholders’ Equity	$451,305	$875,647

See accompanying notes to condensed financial statements

SeaWorld Entertainment, Inc.

Parent Company Only

Condensed Statements of Operations and Comprehensive Income (Loss)

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands)

	2012	2011	2010
Equity in net income (loss) of subsidiary	$77,444	$19,113	$(45,464)

Net income (loss)	77,444	19,113	(45,464)

Other comprehensive loss	—	—	—

Comprehensive income (loss)	$77,444	$19,113	$(45,464)

See accompanying notes to condensed financial statements

SeaWorld Entertainment, Inc.

Parent Company Only

Condensed Statements of Cash Flows

for the Years Ended December 31, 2012 and 2011 and 2010

(In thousands)

	2012	2011	2010
Cash Flows From Operating Activities:
Net income (loss)	$77,444	$19,113	$(45,464)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in net (income) loss of subsidiary	(77,444)	(19,113)	45,464

Net cash provided by (used in) operating activities	—	—	—

Cash Flows From Investing Activities:
Capital contributed to subsidiary	—	(2,736)	—
Dividend received from subsidiary (return of capital)	500,000	100,000	—

Net cash provided by investing activities	500,000	97,264	—

Cash Flows From Financing Activities:
Net proceeds from issuance of common stock	—	12,836	—
Dividend paid to stockholders (return of capital)	(502,977)	(106,920)	—

Net cash used in financing activities	(502,977)	(94,084)	—

Change in Cash and Cash Equivalents	(2,977)	3,180	—
Cash and Cash Equivalents—Beginning of year	3,180	—	—

Cash and Cash Equivalents—End of year	$203	$3,180	$—

See accompanying notes to condensed financial statements

Notes to Condensed Parent Company Only Financial Statements

1. DESCRIPTION OF SEAWORLD ENTERTAINMENT, INC.

SeaWorld Entertainment, Inc. (the “Parent”) was incorporated in Delaware on October 2, 2009 to effect the purchase of all the outstanding equity interests of Busch Entertainment LLC and affiliates from Anheuser-Busch Companies, Inc. The Parent has no operations or significant assets or liabilities other than its investment in SeaWorld & Parks Entertainment, Inc. (“SEA”). Accordingly, the Parent is dependent upon distributions from SEA to fund its obligations. However, under the terms of SEA’s various debt agreements, SEA’s ability to pay dividends or lend to the Parent is restricted, except that SEA may pay specified amounts to the Parent to fund the payment of the Company’s tax obligations.

2. BASIS OF PRESENTATION

The accompanying condensed financial statements (parent company only) include the accounts of the Parent and its investment in SEA accounted for in accordance with the equity method, and do not present the financial statements of the Parent and its subsidiary on a consolidated basis. These parent company only financial statements should be read in conjunction with the SeaWorld Entertainment, Inc. consolidated financial statements.

3. GUARANTEES

On December 1, 2009, SEA entered into senior secured credit facilities (the “Senior Secured Credit Facilities”) and issued senior notes (the “Senior Notes”). The Senior Secured Credit Facilities were amended on February 17, 2011, April 15, 2011 and March 30, 2012.

Under the terms of the Senior Secured Credit Facilities, the obligations of SEA are fully, unconditionally and irrevocably guaranteed by Parent, any subsidiary of Parent that directly or indirectly owns 100% of the issued and outstanding equity interest of SEA, and subject to certain exceptions, each of SEA’s existing and future material domestic wholly-owned subsidiaries (collectively, the “Guarantors”).

The obligations under the Senior Notes are guaranteed by the same Guarantors as under the Senior Secured Credit Facilities. In the event of a default under the Senior Notes, the principal and accrued interest would become immediately due and payable (subject to, in some cases, grace periods).

4. DIVIDENDS FROM SUBSIDIARIES

The Parent received dividends in the amount of $500,000 and $100,000 from SEA on March 30, 2012 and September 29, 2011, respectively, which has been reflected as a return of capital in the accompanying condensed financial statements. On those same dates, the Parent declared dividends (defined as a restricted payment in the Senior Secured Credit Facilities) of $500,000 and $110,100 to the Partnerships, of which $609,897 was paid as of December 31, 2012. This dividend has also been reflected as a return of capital in the accompanying condensed financial statements.

5. SUBSEQUENT EVENT

Stock Split and Authorized Shares

On April 7, 2013, the Parent’s Board of Directors authorized an eight-for-one split of the Parent’s common stock which was effective on April 8, 2013. The Parent retained the current par value of $0.01 per share for all shares of common stock after the stock split, and accordingly, stockholders’ equity on the accompanying consolidated balance sheets reflects the stock split by reclassifying from “Additional paid-in capital” to “Common stock” an amount equal to the par value of the additional shares arising from the split. The Parent’s historical share information has been retroactively adjusted to give effect to this stock split.

Contemporaneously with the stock split, on April 8, 2013, the Parent’s Board of Directors approved an increase in the number of authorized shares of common stock to 1 billion shares.

SeaWorld Entertainment, Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$210,516	$45,675
Accounts receivable, net	52,505	41,149
Inventories	37,886	36,587
Prepaid expenses and other current assets	14,170	17,817
Deferred tax assets, net	1,315	17,405

Total current assets	316,392	158,633
Property and equipment, at cost	2,452,229	2,343,561
Accumulated depreciation	(680,922)	(568,918)

Property and equipment, net	1,771,307	1,774,643
Goodwill	335,610	335,610
Trade names, net	163,783	164,608
Other intangible assets, net	28,673	31,120
Deferred tax assets, net	—	6,356
Other assets	42,371	50,082

Total assets	$2,658,136	$2,521,052

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$105,871	$89,946
Current maturities on long-term debt	14,050	21,330
Accrued salaries, wages and benefits	21,300	33,088
Deferred revenue	99,527	82,567
Other accrued expenses	31,048	19,350

Total current liabilities	271,796	246,281
Long-term debt	1,629,489	1,802,644
Deferred tax liabilities, net	8,936	—
Other liabilities	18,628	22,279

Total liabilities	1,928,849	2,071,204

Commitments and contingencies (Note 10)
Stockholders’ Equity:
Preferred stock, $0.01 par value—authorized, 100,000,000 shares, no shares issued or outstanding at September 30, 2013 and December 31, 2012	—	—
Common stock, $0.01 par value—authorized, 1,000,000,000 shares; issued and outstanding, 89,626,525 and 82,737,008 shares at September 30, 2013 and December 31, 2012, respectively	896	827
Additional paid-in capital	688,927	456,923
Accumulated other comprehensive gain (loss)	199	(1,254)
Retained earnings (accumulated deficit)	39,265	(6,648)

Total stockholders’ equity	729,287	449,848

Total liabilities and stockholders’ equity	$2,658,136	$2,521,052

See accompanying notes to unaudited condensed consolidated financial statements.

SeaWorld Entertainment, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands, except per share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Net revenues:
Admissions	$340,183	$323,529	$747,610	$715,842
Food, merchandise and other	198,206	198,726	440,681	444,737

Total revenues	538,389	522,255	1,188,291	1,160,579

Costs and expenses:
Cost of food, merchandise and other revenues	40,422	43,450	93,224	99,109
Operating expenses	202,625	191,399	570,559	560,145
Selling, general and administrative	47,426	58,807	149,581	150,571
Termination of advisory agreement	—	—	50,072	—
Depreciation and amortization	42,322	44,737	124,154	122,085

Total costs and expenses	332,795	338,393	987,590	931,910

Operating income	205,594	183,862	200,701	228,669
Other income, net	13	237	193	2,110
Interest expense	21,018	29,545	72,550	86,263
Loss on early extinguishment of debt and write-off of discounts and deferred financing costs	—	—	32,429	—

Income before income taxes	184,589	154,554	95,915	144,516
Provision for income taxes	64,390	62,297	31,930	58,273

Net income	$120,199	$92,257	$63,985	$86,243

Other comprehensive income:
Unrealized (loss) gain on derivatives, net of tax	(1,127)	(1,172)	1,453	(1,172)

Comprehensive income	$119,072	$91,085	$65,438	$85,071

Earnings per share:
Net income per share, basic	$1.34	$1.12	$0.74	$1.05

Net income per share, diluted	$1.33	$1.11	$0.73	$1.04

Weighted average commons shares outstanding:
Basic	89,610	82,461	86,867	82,480

Diluted	90,206	83,374	87,531	83,301

Cash dividends declared per share:
Cash dividends declared per share	$0.20	$—	$0.40	$6.07

See accompanying notes to unaudited condensed consolidated financial statements.

SeaWorld Entertainment, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the Nine Months Ended September 30, 2013

(In thousands, except share amounts)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Total Stockholders’ Equity
Balance at December 31, 2012	82,737,008	$827	$456,923	$(6,648)	$(1,254)	$449,848
Equity-based compensation	74,561	1	4,703	—	—	4,704
Unrealized gain on derivatives, net of tax	—	—	—	—	1,453	1,453
Issuance of common stock in initial public offering, net of underwriter commissions and offering costs	10,000,000	100	245,341	—	—	245,441
Conversion of common stock into unvested restricted shares	(3,216,719)	(32)	32	—	—	—
Vesting of restricted shares	31,675	0	0	—	—	—
Dividends declared to stockholders	—	—	(18,072)	(18,072)	—	(36,144)
Net income	—	—	—	63,985	—	63,985

Balance at September 30, 2013	89,626,525	$896	$688,927	$39,265	$199	$729,287

See accompanying notes to unaudited condensed consolidated financial statements.

SeaWorld Entertainment, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the Nine Months Ended September 30,
	2013	2012
Cash Flows From Operating Activities:
Net income	$63,985	$86,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	124,154	122,085
Amortization of debt issuance costs and discounts	10,619	14,757
Loss on sale or disposal of property and equipment	8,129	6,139
Loss on early extinguishment of debt and write-off of discounts and deferred financing costs	32,429	—
Deferred income tax provision	31,930	58,273
Equity-based compensation	4,704	887
Changes in assets and liabilities:
Accounts receivable	(13,432)	(8,053)
Inventories	(1,299)	(4,215)
Prepaid expenses and other current assets	(67)	3,491
Accounts payable	(4,029)	(8,238)
Accrued salaries, wages and benefits	(11,788)	(8,014)
Deferred revenue	16,259	16,131
Other accrued expenses	15,168	20,161
Other assets and liabilities	(445)	3,001

Net cash provided by operating activities	276,317	302,648

Cash Flows From Investing Activities:
Capital expenditures	(125,852)	(154,976)
Change in restricted cash	49	—

Net cash used in investing activities	(125,803)	(154,976)

Cash Flows From Financing Activities:
Repayment of long-term debt	(185,742)	(52,451)
Repayment of note payable	(3,000)	—
Redemption premium payment	(15,400)	—
Proceeds from the issuance of debt	1,455	487,163
Proceeds from issuance of common stock, net of underwriter commissions	253,800	—
Repayment of revolving credit facility, net	—	(36,000)
Dividends paid to stockholders	(18,124)	(463,180)
Debt issuance costs	(13,968)	(7,024)
Offering costs	(4,694)	—

Net cash provided by (used in) financing activities	14,327	(71,492)

Change in Cash and Cash Equivalents	164,841	76,180
Cash and Cash Equivalents—Beginning of period	45,675	66,663

Cash and Cash Equivalents—End of period	$210,516	$142,843

Supplemental Disclosures of Noncash Investing and Financing Activities
Dividends declared, but unpaid	$18,223	$40,000

Capital expenditures in accounts payable	$24,449	$28,496

See accompanying notes to unaudited condensed consolidated financial statements.

SEAWORLD ENTERTAINMENT, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

Description of the Business

SeaWorld Entertainment, Inc., through its wholly-owned subsidiary, SeaWorld Parks & Entertainment, Inc. (“SEA”) (collectively, the “Company”), owns and operates eleven theme parks within the United States. The Company is majority owned by ten limited partnerships (the “Partnerships”), ultimately owned by affiliates of The Blackstone Group L.P. (“Blackstone”) and certain co-investors. On April 24, 2013, the Company completed an initial public offering in which it sold 10,000,000 shares of common stock and the selling stockholders of the Company sold 19,900,000 shares of common stock, including 3,900,000 shares pursuant to the exercise in full of the underwriters’ over-allotment option. The offering generated net proceeds of approximately $245,400 to the Company after deducting underwriting discounts and commissions, expenses and transaction costs. The Company did not receive any proceeds from shares sold by the selling stockholders. See further discussion in Note 12-Stockholders’ Equity.

The Company operates SeaWorld theme parks in Orlando, Florida; San Antonio, Texas; and San Diego, California, and Busch Gardens theme parks in Tampa, Florida, and Williamsburg, Virginia. The Company operates water park attractions in Orlando, Florida (Aquatica); San Diego, California (Aquatica), Tampa, Florida (Adventure Island), and Williamsburg, Virginia (Water Country USA). The Company also operates a reservations-only attraction offering interaction with marine animals (Discovery Cove) and a seasonal park in Langhorne, Pennsylvania (Sesame Place).

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2012 included in this prospectus. The unaudited condensed consolidated balance sheet as of December 31, 2012 has been derived from the audited consolidated financial statements at that date.

In the opinion of management, such unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods, but are not necessarily indicative of the results of operations for the year ending December 31, 2013 or any future period due to the seasonal nature of the Company’s operations. Based upon historical results, the Company typically generates its highest revenues in the second and third quarters of each year and incurs a net loss in the first and fourth quarters, in part because six of its theme parks are only open for a portion of the year.

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including SEA. All intercompany accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions include, but are not limited to, the accounting for self-insurance, deferred tax assets, deferred revenue, equity compensation and the valuation of goodwill and other indefinite-lived intangible assets. Actual results could differ from those estimates.

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends Accounting Standards Codification (“ASC”) 220, Comprehensive Income. The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Additionally, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amended guidance does not change the current requirements for reporting net income or other comprehensive income. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 did not have a significant impact on the Company’s condensed consolidated financial statements.

3. EARNINGS PER SHARE

Earnings per share is computed as follows (in thousands, except per share data):

	Three Months Ended September 30,						Nine Months Ended September 30,
	2013			2012			2013			2012
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic earnings per share	$120,199	89,610	$1.34	$92,257	82,461	$1.12	$63,985	86,867	$0.74	$86,243	82,480	$1.05
Effect of dilutive incentive-based awards		596			913			664			821

Diluted earnings per share	$120,199	90,206	$1.33	$92,257	83,374	$1.11	$63,985	87,531	$0.73	$86,243	83,301	$1.04

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is determined based on the dilutive effect of unvested restricted stock probable of vesting using the treasury stock method. During the three and nine months ended September 30, 2013 and 2012, there were no anti-dilutive shares of common stock excluded from the computation of diluted earnings per share.

4. INCOME TAXES

Income tax expense is recognized based on the Company’s estimated annual effective tax rate which is based upon the tax rate expected for the full calendar year applied to the pre-tax income or loss of the interim period. The Company’s consolidated effective tax rate for the three and nine months ended September 30, 2013 was 34.9% and 33.3%, respectively, and differs from the statutory federal income tax rate primarily due to certain tax credits and state income taxes. The Company’s consolidated effective tax rate for both the three and nine months ended September 30, 2012 was 40.3% and differs from the statutory federal income tax rate primarily due to certain tax credits and state income taxes.

The Company has determined that there are no positions currently taken that would rise to a level requiring an amount to be recorded or disclosed as an uncertain tax position. If such positions do arise, it is the Company’s intent that any interest or penalty amount related to such positions will be recorded as a component of tax expense to the applicable period.

5. OTHER ACCRUED EXPENSES

Other accrued expenses at September 30, 2013 and December 31, 2012, consisted of the following:

	September 30, 2013	December 31, 2012
Accrued property taxes	$11,108	$1,974
Accrued interest	9,791	3,877
Note payable	—	3,000
Self-insurance reserve	7,800	7,800
Other	2,349	2,699

Total other accrued expenses	$31,048	$19,350

In the three months ended September 30, 2013, the Company paid $3,000 related to a note payable due on September 1, 2013, for the Company’s November 2012 acquisition of Knott’s Soak City, a standalone Southern California water park, from an affiliate of Cedar Fair L.P.

6. LONG-TERM DEBT

Long-term debt as of September 30, 2013 and December 31, 2012 consisted of the following:

	September 30, 2013	December 31, 2012
Term A Loan	$—	$152,000
Term B Loan	—	1,293,774
Term B-2 Loans	1,401,487	—
Revolving credit agreement	—	—
Senior Notes	260,000	400,000

Total long-term debt	1,661,487	1,845,774
Less discounts	(17,948)	(21,800)
Less current maturities	(14,050)	(21,330)

Total long-term debt, net of current maturities	$1,629,489	$1,802,644

In conjunction with the Company’s initial public offering completed on April 24, 2013, the Company used $37,000 of the net proceeds received from the offering to repay a portion of the outstanding indebtedness under the then existing Term B Loan and $140,000 to redeem a portion of its Senior Notes at a redemption price of 111.0%, plus accrued and unpaid interest thereon pursuant to a provision in the indenture governing the Senior Notes that permitted the Company to redeem up to 35% of the aggregate principal amount of the Senior Notes with the net cash proceeds of certain equity offerings and pay estimated premiums and accrued interest thereon. The redemption premium of $15,400 along with a write-off of approximately $5,500 in related discounts and deferred financing costs is included in loss on early extinguishment of debt and write-off of discounts and deferred financing costs on the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2013. See further discussion in Note 12-Stockholders’ Equity.

Senior Secured Credit Facilities

On March 30, 2012, April 5, 2013 and May 14, 2013, SEA entered into Amendments No. 3, 4 and 5, respectively, of the senior secured credit facilities (the “Senior Secured Credit Facilities”).

Amendment No. 3 increased the amount of Term B Loans (“Additional Term B Loans”) by $500,000 for the purposes of financing a dividend payment to the stockholders in the same amount during the three months ended March 31, 2012. The Additional Term B Loans were issued at a discount which was being amortized to interest expense using the weighted average interest method.

Amendment No. 4 amended the terms of the existing Senior Secured Credit Facilities to, among other things, permit SEA to pay certain distributions following an initial public offering and replace the then existing $172,500 senior secured revolving credit facility with a new $192,500 senior secured revolving credit facility. The new senior secured revolving credit facility will mature on the earlier of (a) April 24, 2018 or (b) the 91st day prior to the earlier of (1) the maturity date with respect to Term A Loans with an aggregate principal amount greater than $50,000 outstanding, (2) the maturity date with respect to the Term B Loans with an aggregate principal amount greater than $150,000 outstanding, (3) the maturity date of Senior Notes with an aggregate principal amount greater than $50,000 outstanding and (4) the maturity date of any indebtedness incurred to refinance any of the Term A or Term B Loans or the Senior Notes.

Amendment No. 5 amended the terms of the existing Senior Secured Credit Facilities to, among other things, refinance Term A Loan and Term B Loan into new Term B-2 Loans, extend the final maturity date of the term loan facilities, reduce future principal and interest payments, and provide for additional future borrowings.

The Term B-2 Loans were borrowed in an aggregate principal amount of $1,405,000. Borrowings under the Term B-2 Loans bear interest, at SEA’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the Bank of America’s prime lending rate and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the British Bankers Association (“BBA”) LIBOR rate for the interest period relevant to such borrowing. The margin for the Term B-2 Loans is 1.25%, in the case of base rate loans, and 2.25%, in the case of LIBOR rate loans, subject to a base rate floor of 1.75% and a LIBOR floor of 0.75%. The applicable margin for the Term B-2 Loans (under either a base rate or LIBOR rate) is subject to one 25 basis point step-down upon achievement by SEA of a certain leverage ratio. At September 30, 2013, the Company selected the LIBOR rate (interest rate of 3.00% at September 30, 2013).

Term B-2 Loans amortize in equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term B-2 Loans on the Amendment No. 5 effective date, with the first payment due and paid on September 30, 2013 and the balance due on the final maturity date. The Term B-2 Loans have a final maturity date of May 14, 2020. Amendment No. 5 also permits SEA to add one or more incremental term loan facilities to the Senior Secured Credit Facilities and/or increase commitments under the Revolving Credit Facility in an aggregate principal amount of up to $350,000. SEA may also incur additional incremental term loans provided that, among other things, on a pro forma basis after giving effect to the incurrence of such incremental term loans, the first lien secured net leverage ratio, as defined in the Senior Secured Credit Facility, is no greater than 3.50 to 1.00.

As a result of Amendment No. 5, approximately $11,500 of debt issuance costs were written off and included as loss on early extinguishment of debt and write-off of discounts and deferred financing costs on the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2013. As a result of Amendments No. 4 and 5, the Company capitalized fees totaling approximately $14,000. Deferred financing costs, net of accumulated amortization, were $34,275 and $44,103 as of September 30, 2013 and December 31, 2012, respectively, are being amortized to interest expense using the weighted average interest method and are included in other assets in the accompanying unaudited condensed consolidated balance sheets.

SEA had no amounts outstanding at September 30, 2013 and December 31, 2012, relating to the Revolving Credit Facility. As of September 30, 2013, the Company had approximately $18,500 of outstanding letters of credit, leaving approximately $174,000 available for borrowing.

On August 9, 2013, SEA entered into Amendment No. 6 of the Senior Secured Credit Facilities. Amendment No. 6 amends the calculation of the Company’s covenant Adjusted EBITDA to allow the add back of the termination fee paid in connection with the termination of the 2009 Advisory Agreement between the Company and affiliates of Blackstone. See Note 9-Related-Party Transactions for further discussion.

Senior Notes

In conjunction with the execution of Amendment No. 3 to the Senior Secured Credit Facilities, SEA also entered into the Second Supplemental Indenture (the “Second Supplemental Indenture”) dated March 30, 2012 relating to the Senior Notes. Among other matters, the Second Supplemental Indenture granted waivers to allow SEA to issue the additional $500,000 of Term B Loans to fund the dividend payment discussed above and decreased the interest rate on the Senior Notes from 13.5% per annum to 11% per annum. SEA can redeem the Senior Notes at any time and the Senior Notes are unsecured. Interest is paid semi-annually in arrears. Prior to December 1, 2014, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of the holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of the Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the Senior Notes at December 1, 2014 plus (ii) all required interest payments due on the Senior Notes through December 1, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of the Senior Notes. On or after December 1, 2014, the Senior Notes may be redeemed at 105.5% and 102.75% of the principal balance beginning on December 1, 2014 and 2015, respectively. The Second Supplemental Indenture also increased the minimum covenant leverage ratio from 2.75 to 1.00 to 3.00 to 1.00.

In conjunction with the execution of Amendment No. 4 to the Senior Secured Credit Facilities, SEA also entered into the Fourth Supplemental Indenture, dated April 5, 2013 (the “Fourth Supplemental Indenture”). The Fourth Supplemental Indenture increased by $20,000 the amount of debt that the Company can incur and have outstanding at one time under the Senior Secured Credit Facilities and amended the transactions with affiliates covenant to allow for the payment of a termination fee, not to exceed $50,000, in connection with the termination of the advisory agreement between the Company and affiliates of Blackstone (see Note 9-Related-Party Transactions).

As of September 30, 2013, the Company was in compliance in all material respects with all covenants in the provisions contained in the documents governing the Senior Secured Credit Facilities and in the indenture governing the Senior Notes.

Interest Rate Swap Agreements

On August 23, 2012, SEA executed two interest rate swap agreements (the “Interest Rate Swap Agreements”) to effectively fix the interest rate on $550,000 of the Term B Loans. Each interest rate swap had a notional amount of $275,000; was scheduled to mature on September 30, 2016; required the Company to pay a fixed rate of interest of 1.247% per annum; paid swap counterparties a variable rate of interest based upon three month BBA LIBOR; and had interest settlement dates occurring on the last day of December, March, June and September through maturity. SEA had designated such interest rate swap agreements as qualifying cash flow hedge accounting relationships. As a result of Amendment No. 5, in May 2013, the Interest Rate Swap Agreements were restructured into two interest rate swaps totaling $550,000 to match the refinanced debt. Each restructured interest rate swap has a notional amount of $275,000; matures on September 30, 2016; requires the Company to pay a fixed rate of interest between 1.049% and 1.051% per annum; pays swap counterparties a variable rate of interest based upon the greater of three month BBA LIBOR; and has interest settlement dates occurring on the last day of December, March, June and September through maturity. SEA designated such interest rate swap agreements as qualifying cash flow hedge accounting relationships as further discussed in Note 7-Derivative Instruments and Hedging Activities which follows.

Cash paid for interest relating to the Senior Secured Credit Facilities, the Senior Notes and the Interest Rate Swap Agreements was $11,804 and $59,685 for the three and nine month periods ending September 30, 2013, respectively, and $15,026 and $66,201 for the three and nine month periods ending September 30, 2012, respectively.

Long-term debt at September 30, 2013, is repayable as follows, not including any possible prepayments:

Years Ending December 31,
2013	$3,512
2014	14,050
2015	14,050
2016	274,050
2017	14,050
Thereafter	1,341,775

Total	$1,661,487

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to the Company’s borrowings.

As of September 30, 2013 and December 31, 2012, the Company did not have any derivatives outstanding that were not designated in hedge accounting relationships.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. During the three and nine months ended September 30, 2013, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. As of September 30, 2013, the Company had two outstanding interest rate swaps with a combined notional value of $550,000 that were designated as cash flow hedges of interest rate risk. In connection with Amendment No. 5 to the Senior Secured Credit Facility on May 14, 2013, the Company restructured the interest rate swaps to match the refinanced debt. The restructuring of the interest rate swap required a re-designation of the hedge accounting relationship. The re-designation is expected to result in the recognition of a minimal amount of ineffectiveness throughout the remaining term of the interest rate swaps.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the three and nine months ended September 30, 2013, there was no ineffective portion recognized in earnings. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next 12 months, the Company estimates that an additional $1,567 will be reclassified as an increase to interest expense.

Tabular Disclosure of Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the unaudited condensed consolidated balance sheet as of September 30, 2013:

	Asset Derivatives As of September 30, 2013		Liability Derivatives As of September 30, 2013
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
Interest rate swaps	Other assets	$347	Other liabilities	$—

Total derivatives designated as hedging instruments		$347		$—

The unrealized gain on derivatives is recorded net of a tax benefit of $675 and a tax expense of $741 for the three and nine months ended September 30, 2013, respectively, and is included within the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Tabular Disclosure of the Effect of Derivative Instruments on the Statements of Operations and Comprehensive Income (Loss)

The table below presents the pre-tax effect of the Company’s derivative financial instruments on the unaudited condensed consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2013:

	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013
Derivatives in Cash Flow Hedging Relationships:
(Loss) gain related to effective portion of derivatives recognized in accumulated other comprehensive income	$(1,380)	$3,338
Loss related to effective portion of derivatives reclassified from accumulated other comprehensive income to interest expense	$(422)	$(1,144)
Gain (loss) related to ineffective portion of derivatives recognized in other income (expense)	$—	$—

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

As of September 30, 2013, the termination value of derivatives in a net asset position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $348. As of September 30, 2013, the Company has posted no collateral related to these agreements. If the Company had breached any of these provisions at September 30, 2013, it could have been required to settle its obligations under the agreements at their termination value of $348.

8. FAIR VALUE MEASUREMENTS

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement is required to be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The Company has determined that the majority of the inputs used to value its derivative financial instruments using the income approach fall within Level 2 of the fair value hierarchy. The Company uses readily available market data to value its derivatives, such as interest rate curves and discount factors. ASC 820, Fair Value Measurements and Disclosures, also requires consideration of credit risk in the valuation. The Company uses a potential future exposure model to estimate this credit valuation adjustment (“CVA”). The inputs to the CVA are largely based on observable market data, with the exception of certain assumptions regarding credit worthiness which make the CVA a Level 3 input. Based on the magnitude of the CVA, it is not considered a significant input and the derivatives are classified as Level 2. Of the Company’s long-term obligations, the Term B-2 Loans are classified in

Level 2 of the fair value hierarchy. The fair value of the term loans as of September 30, 2013 approximates their carrying value due to the variable nature of the underlying interest rates and the frequent intervals at which such interest rates are reset. The Senior Notes are classified in Level 3 of the fair value hierarchy and have been valued using significant inputs that are not observable in the market including a discount rate of 10.41% and projected cash flows of the underlying Senior Notes.

The following table presents the Company’s estimated fair value measurements and related classifications as of September 30, 2013:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at September 30, 2013
Assets:
Derivative financial instruments (a)	$—	$347	$—	$347
Liabilities:
Long-term obligations (b)	$—	$1,401,487	$269,627	$1,671,114

(a)	Reflected at fair value in the unaudited condensed consolidated balance sheet as other assets of $347. There were no transfers between Levels 1, 2 or 3 during the three or nine months ended September 30, 2013.
(b)	Reflected at carrying value in the unaudited condensed consolidated balance sheet as current maturities on long-term debt of $14,050 and long-term debt of $1,629,489 as of September 30, 2013.

The Company did not have any assets measured at fair value at December 31, 2012. The following table presents the Company’s estimated fair value measurements and related classifications as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Liabilities:
Long-term obligations (a)	$—	$1,445,774	$416,317	$1,862,091
Derivative financial instruments (b)	$—	$1,880	$—	$1,880

(a)	Reflected at carrying value in the unaudited condensed consolidated balance sheet as current maturities on long-term debt of $21,330 and long-term debt of $1,802,644 as of December 31, 2012.
(b)	Reflected at fair value in the unaudited condensed consolidated balance sheet as other liabilities of $1,880 at December 31, 2012.

9. RELATED-PARTY TRANSACTIONS

Certain affiliates of Blackstone provided monitoring, advisory, and consulting services to the Company under an advisory fee agreement (the “2009 Advisory Agreement”), which was terminated on April 24, 2013 in connection with the completion of the initial public offering (see Note 12—Stockholders’ Equity). Fees related to these services, which were based upon a multiple of Adjusted EBITDA as defined in the 2009 Advisory Agreement, amounted to $2,799 for the nine months ended September 30, 2013, and $2,264 and $5,075 for the three and nine months ended September 30, 2012, respectively. These amounts are included in selling, general, and administrative expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss). There were no fees related to these services in the three months ended September 30, 2013, due to the termination of the 2009 Advisory Agreement in April 2013 (see discussion which follows).

In connection with the completion of the initial public offering in April 2013 (see Note 12—Stockholders’ Equity), the 2009 Advisory Agreement between the Company and affiliates of Blackstone was terminated (except for certain provisions relating to indemnification and certain other provisions, which survived termination). In connection with such termination, the Company paid a termination fee of $46,300 to Blackstone using a portion of the net proceeds from the offering and wrote-off $3,772 of the 2013 prepaid advisory fee. The combined expense of $50,072 is recorded as termination of advisory agreement in the accompanying unaudited condensed consolidated statements of operations and comprehensive income (loss).

On March 30, 2012, the Company declared and paid a $500,000 cash dividend to its stockholders. In June 2013, the Company’s Board of Directors declared a cash dividend of $0.20 per share to all common stockholders of record at the close of business on June 20, 2013, which was paid on July 1, 2013. In September 2013, the Company’s Board of Directors declared a cash dividend of $0.20 per share to all common stockholders of record at the close of business on September 20, 2013, which was paid on October 1, 2013. In connection with the dividend declarations described above, certain affiliates of Blackstone were paid dividends in the amount of $500,000, $11,749 and $11,749 on March 30, 2012, July 1, 2013 and October 1, 2013, respectively.

10. COMMITMENTS AND CONTINGENCIES

The Company is a party to various claims and legal proceedings arising in the normal course of business. Matters where an unfavorable outcome to the Company is probable and which can be reasonably estimated are accrued. Such accruals, which are not material for any period presented, are based on information known about the matters, the Company’s estimate of the outcomes of such matters, and the Company’s experience in contesting, litigating, and settling similar matters. Matters that are considered reasonably possible to result in a material loss are not accrued for, but an estimate of the possible loss or range of loss is disclosed, if such amount or range can be determined. Management does not expect any known claims or legal proceedings to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

11. EQUITY-BASED COMPENSATION

In accordance with ASC 718, Compensation-Stock Compensation, the Company measures the cost of employee services rendered in exchange for share-based compensation based upon the grant date fair market value. The cost is recognized over the requisite service period, which is generally the vesting period.

Employee Units Surrendered for Common Stock

Prior to April 18, 2013, the Company had an Employee Unit Incentive Plan (“Employee Unit Plan”). Under the Employee Unit Plan, the Partnerships granted Employee Units to certain key employees of SEA (“Employee Units”). The Employee Units which were granted were accounted for as equity awards and were divided into three tranches, Time-Vesting Units (“TVUs”), 2.25x Performance Vesting Units (“PVUs”) and 2.75x PVUs. Upon vesting of the Employee Units, the Company issued the corresponding number of shares of common stock of the Company to the Partnerships. There was no related cost to the employee upon vesting of the units. As of April 18, 2013, 669,293 Employee Units had been granted under the Employee Unit Plan, net of forfeitures. Separately, certain members of management in 2011 also purchased an aggregate of 29,240 Class D Units of the Partnerships (“Class D Units”).

Prior to the consummation of the Company’s initial public offering, on April 18, 2013, the Employee Units and Class D Units held by certain of the Company’s directors, officers, employees, and consultants were surrendered to the Partnerships and such individuals received an aggregate of 4,165,861 shares of the Company’s issued and outstanding common stock from the Partnerships. The number of shares of the Company’s common stock received by such individuals from the Partnerships was determined in a manner intended to replicate the economic value to each equity holder immediately prior to the transaction. The Class D Units and vested Employee Units were surrendered for an aggregate of 949,142 shares of common stock. The unvested Employee Units were surrendered for an aggregate of 3,216,719 unvested restricted shares of the Company’s common stock, which are subject to vesting terms substantially similar to those applicable to the unvested Employee Units immediately prior to the transaction. These unvested restricted shares consist of Time Restricted shares, and 2.25x and 2.75x Performance Restricted shares (collectively the “Performance Restricted shares”), which, for accounting purposes, were removed from issued and outstanding shares until their restrictions are met, as shown on the accompanying unaudited condensed consolidated statement of changes in stockholders’ equity. The following table sets forth the number of Class D Units and Employee Units surrendered for shares of common stock prior to the consummation of the Company’s initial public offering:

	Units	Shares of Common Stock
	(not in thousands)
Vested TVUs surrendered for shares of stock	121,206	727,852
Class D Units surrendered for shares of stock	29,240	221,290

Total Class D Units and vested TVUs surrendered for shares of stock	150,446	949,142

Unvested TVUs surrendered for unvested Time Restricted shares of stock	103,913	599,215
2.25x PVUs surrendered for 2.25x Performance Restricted shares of stock	222,087	1,308,752
2.75x PVUs surrendered for 2.75x Performance Restricted shares of stock	222,087	1,308,752

Total unvested TVUs and PVUs surrendered for shares of unvested restricted stock	548,087	3,216,719

Total units surrendered for shares of stock and unvested restricted stock	698,533	4,165,861

Time-Vesting Units (TVUs) and Time Restricted Shares

One-third of the Employee Units originally granted vested over five years (20% per year). Generally, the vesting began on the earlier of December 1, 2009, or the grant date. Vesting was contingent upon continued employment. In the event of a change of control (defined as a sale or disposition of the assets of the limited partnership to other than a Blackstone affiliated group or, if any group other than a Blackstone-affiliated entity, becomes the general partner or the beneficial owner of more than 50% interest), the TVUs immediately 100% vested. The TVUs were originally recorded at the fair market value at the date of grant and were being amortized to compensation expense over the vesting period.

The shares of stock received upon surrender of the Employee Units contain substantially identical terms, conditions and vesting schedules as the previously outstanding Employee Units. In accordance with the guidance in ASC 718-20, Compensation-Stock Compensation, the surrender of the Employee Units for shares of common stock and Time Restricted shares qualifies as a modification of an equity compensation plan. As such, the Company calculated the incremental fair value of the TVU awards immediately prior to and after their modification and determined that $282 of incremental equity compensation cost would be recorded upon surrender of the vested TVUs for vested shares of stock in the nine months ended September 30, 2013. The remaining incremental compensation cost of $220 which represents the incremental cost on the unvested TVUs which were surrendered for unvested Time Restricted shares of restricted stock, will be added to the original grant date fair value of the TVU awards and amortized to compensation expense over the remaining vesting period.

Total combined compensation expense related to these TVU and Time Restricted share awards was $606 and $1,537 for the three and nine months ended September 30, 2013 and $305 and $872 for the three and nine months ended September 30, 2012 and is included in selling, general, and administrative expenses in the accompanying unaudited condensed consolidated statement of operations and comprehensive income (loss) and as contributed capital in the accompanying unaudited condensed consolidated statements of stockholders’ equity. Total unrecognized compensation cost related to the unvested Time Restricted shares, expected to be recognized over the remaining vesting term was approximately $1,706 as of September 30, 2013.

The activity related to the TVU and Time Restricted share awards for the nine months ended September 30, 2013, is as follows:

	Employee Units	Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Remaining Contractual Term
	(not in thousands)
Outstanding unvested TVUs at December 31, 2012	112,701		$21.70
Vested units	(8,788)		$22.71
TVUs surrendered for unvested Time Restricted shares of stock	(103,913)	599,215	$4.06
Vested shares		(31,675)	$3.82
Forfeited		(2,025)	$3.82

Outstanding unvested Time Restricted shares of stock at September 30, 2013	—	565,515	$4.07	17 months

2.25x and 2.75x Performance Vesting Units (PVUs) and Performance Restricted Shares

Two tranches of the Employee Units vested only if certain events occur. The 2.25x PVUs under the Employee Unit Plan vested if the employee is employed by the Company when and if Blackstone receives cash proceeds (not subject to any clawback, indemnity or similar contractual obligation) in respect of its Partnerships units equal to (x) a 20% annualized effective compounded return rate on Blackstone’s investment and (y) a 2.25x on Blackstone’s investment. The 2.75x PVUs under the Employee Unit Plan vested if the employee is employed by the Company when and if Blackstone received cash proceeds (not subject to any clawback, indemnity or similar contractual obligation) in respect of its Partnerships units equal to (x) a 15% annualized effective compounded return rate on Blackstone’s investment and (y) a 2.75x multiple on Blackstone’s investment. The PVUs had no termination date other than termination of employment from the Company and there were no service or period vesting conditions associated with the PVUs other than employment at the time the benchmark was reached; no compensation was recorded related to these PVUs prior to the modification since their exercise was not considered probable. The unvested Performance Restricted shares received upon surrender of the Employee Unit PVUs contain substantially the same terms and conditions as the previously outstanding PVUs. No compensation expense will be recorded related to the Performance Restricted shares until their vesting is probable, accordingly, no compensation expense has been recorded during the nine months ended September 30, 2013 or 2012 related to these PVUs or Performance Restricted share awards. In accordance with the guidance in ASC 718-20,

Compensation-Stock Compensation, the surrender of the Employee Units for shares of common stock qualifies as a modification of an equity compensation plan. As the Performance Restricted shares were not considered probable of vesting before or after the modification, the Company will use the modification date fair value to record compensation expense related to these awards if the performance conditions become probable within a future reporting period. Total unrecognized compensation expense as of September 30, 2013, was approximately $28,125 and $18,846 for the 2.25x and 2.75x Performance Restricted shares, respectively.

The activity related to the 2.25x Performance Restricted shares for the nine months ended September 30, 2013, is as follows:

	Employee Units	Shares
	(not in thousands)
Outstanding 2.25x PVUs at December 31, 2012	225,051
Forfeited	(2,964)
2.25x PVUs surrendered for unvested 2.25x Performance Restricted shares of stock	(222,087)	1,308,752
Vested		—

Outstanding unvested 2.25x Performance Restricted shares of stock at September 30, 2013	—	1,308,752

The activity related to the 2.75x Performance Restricted shares for the nine months ended September 30, 2013, is as follows:

	Employee Units	Shares
	(not in thousands)
Outstanding 2.75x PVUs at December 31, 2012	225,051
Forfeited	(2,964)
2.75x PVUs surrendered for unvested 2.75x Performance Restricted shares of stock	(222,087)	1,308,752
Vested		—

Outstanding unvested 2.75x Performance Restricted shares of stock at September 30, 2013	—	1,308,752

The fair value of each Employee Unit originally granted was estimated on the date of grant using a composite of the discounted cash flow model and the guideline public company approach to determine the underlying enterprise value. The discounted cash flow model was based upon significant inputs that are not observable in the market. Key assumptions included projected cash flows, a discount rate of 10.5%, and a terminal value. The guideline public company approach uses relevant public company valuation multiples to determine fair value. The value of the individual equity tranches was allocated based upon the Option-Pricing Method model. Significant assumptions included a holding period of 2.6 to 3.6 years, a risk free rate of 0.33% to 1.22%, volatility of approximately 49% to 57%, a discount for lack of marketability, depending upon the units, from 31% to 53% and a 0 dividend yield. Volatility for SEA’s stock at the date of grant was estimated using the average volatility calculated for a peer group, which is based upon daily price observations over the estimated term of units granted.

In order to calculate the incremental fair value at the modification date, the Option-Pricing Method model was used to estimate the fair value prior to the modification. For the fair value after the modification, the initial public offering price of $27.00 per share was used to calculate the fair value of the TVUs while the fair value of the PVUs was estimated using an asset-or-nothing call option approach. Significant assumptions used in both the Option-Pricing Method model and the asset-or-nothing call option approach included a holding period of approximately 2 years from the initial public offering date, a risk free rate of 0.24%, a volatility of approximately 37.6% based on re-levered historical and implied equity volatility of comparable companies and a 0 dividend yield.

2013 Omnibus Incentive Plan

The Company reserved 15,000,000 shares of common stock for future issuance under the Company’s new 2013 Omnibus Incentive Plan (“2013 Omnibus Incentive Plan”). The 2013 Omnibus Incentive Plan is administered by the compensation committee of the Board of Directors, and provides that the Company may grant equity incentive awards to eligible employees, directors, consultants or advisors in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based and performance compensation awards. If an award under the 2013 Omnibus Incentive Plan terminates, lapses, or is settled without the payment of the full number of shares subject to the award, the undelivered shares may be granted again under the 2013 Omnibus Incentive Plan.

On April 19, 2013, 494,557 shares of restricted stock were granted to the Company’s directors, officers and employees under the 2013 Omnibus Incentive Plan (the “2013 Grant”). The shares granted were in the form of time vesting restricted shares (“Time Restricted 2013 shares”), 2.25x performance restricted shares (“2.25x Performance Restricted 2013 shares”) and 2.75x performance restricted shares (“2.75x Performance Restricted 2013 shares”). The activity related to the 2013 Grant for the nine months ended September 30, 2013, is as follows:

	Shares	Weighted Average Grant Date Fair Value per Share	Weighted Average Remaining Contractual Term
	(not in thousands)
2013 Grant
Granted:
Time Restricted 2013 shares vesting after initial public offering 180 day lock up period	85,647	$33.52
Time Restricted 2013 shares vesting over remaining service period	82,290	$33.52
2.25x Performance Restricted 2013 shares	163,310	$30.46
2.75x Performance Restricted 2013 shares	163,310	$23.05
Vested	—	—
Forfeited	(267)	$33.52

Outstanding 2013 Grant unvested restricted shares at September 30, 2013	494,290	$29.05	16 months

The vesting terms and conditions of the Time Restricted 2013 shares, the 2.25x Performance Restricted 2013 shares, and the 2.75x Performance Restricted 2013 shares included in the 2013 Grant are substantially the same as those of the previous Employee Unit Plan TVUs, 2.25x PVUs, and 2.75x PVUs, respectively, (see “2.25x and 2.75x Performance Vesting Units (PVUs) and Performance Restricted Shares” section). For the Time Restricted 2013 shares, after an initial 180 day post initial public offering lock up period, the vesting schedule from the Employee Unit Plan carries over so that each recipient will vest in the 2013 Grant in the same proportion as they were vested in the previous Employee Unit Plan. The remaining unvested shares will vest over the remaining service period, subject to substantially the same vesting conditions which carried over from the previous Employee Unit Plan.

The grant date fair value for the Time Restricted 2013 shares awarded was determined based on the closing market price of the Company’s stock at the date of grant applied to the total number of shares that are anticipated to fully vest. The fair value of the restricted shares will be recognized as equity compensation on a straight-line basis over the requisite service period as if the award was, in substance, multiple awards consisting of the Time Restricted 2013 shares which vest at the end of the initial public offering 180 day lock up period, and the remaining Time Restricted 2013 shares which vest over the requisite service period. As a result, approximately $1,876 and $3,167 of equity compensation expense was recognized in the three and nine months ended September 30, 2013, respectively, related to the 2013 Grant. As of September 30, 2013, unrecognized equity compensation expense related to the Time Restricted 2013 shares was $491 to be recognized by the end of the initial public offering 180 day lock up period and $1,961 to be recognized over the remaining requisite service period.

The grant date fair value of the 2.25x and 2.75x Performance Restricted 2013 shares was measured using the asset-or-nothing option pricing model. Significant assumptions included a holding period of approximately 2 years from the initial public offering date, a risk free rate of 0.24%, a volatility of approximately 33.2% based on re-levered historical and implied equity volatility of comparable companies and a 0 dividend yield. There is no compensation expense recorded related to the Performance Restricted 2013 shares until their issuance is probable. Total unrecognized compensation expense as of September 30, 2013 for the 2013 Grant was approximately $4,974 and $3,764 for the 2.25x Performance Restricted 2013 shares and 2.75x Performance Restricted 2013 shares, respectively.

As of September 30, 2013, there were 14,505,710 shares of common stock available for future issuance under the Company’s 2013 Omnibus Incentive Plan. Subsequent to September 30, 2013, the Company withheld an aggregate of 21,937 shares of its common stock from employees to satisfy minimum tax withholding obligations relating to the vesting of restricted stock awards. As a result, these shares will be added back to the number of shares of common stock available for future issuance under the Company’s 2013 Omnibus Incentive Plan.

12. STOCKHOLDERS’ EQUITY

As of September 30, 2013, 89,626,525 shares of common stock were issued and outstanding on the accompanying unaudited condensed consolidated balance sheet, which excludes 3,677,309 unvested shares of common stock held by certain participants in the Company’s equity compensation plan (see Note 11—Equity Compensation).

Stock Split

On April 7, 2013, the Company’s Board of Directors authorized an eight-for-one split of the Company’s common stock which was effective on April 8, 2013. The Company retained the current par value of $0.01 per share for all shares of common stock after the stock split, and accordingly, stockholders’ equity on the accompanying unaudited condensed consolidated balance sheets and the unaudited condensed consolidated statements of changes in stockholders’ equity reflects the stock split. The Company’s historical share and per share information has been retroactively adjusted to give effect to this stock split.

Contemporaneously with the stock split, the Company’s Board of Directors approved an increase in the number of authorized shares of common stock to 1 billion shares. Additionally, upon the consummation of the initial public offering, the Board of Directors authorized 100,000,000 shares of preferred stock at a par value of $0.01 per share.

Initial Public Offering and Use of Proceeds

On April 24, 2013, the Company completed its initial public offering of its common stock in which it offered and sold 10,000,000 shares of common stock and the selling stockholders of the Company offered and sold 19,900,000 shares of common stock including, 3,900,000 shares of common stock pursuant to the exercise in full of the underwriters’ over-allotment option. The shares offered and sold in the offering were registered under the Securities Act pursuant to the Company’s Registration Statement on Form S-1, which was declared effective by the SEC on April 18, 2013. The common stock is listed on the New York Stock Exchange under the symbol “SEAS”.

The Company’s shares of common stock were sold at an initial public offering price of $27.00 per share, which generated net proceeds of approximately $245,400 to the Company after deducting underwriting discounts and commissions, expenses and transaction costs. The Company did not receive any proceeds from shares sold by the selling stockholders. The Company used a portion of the net proceeds received in the offering to redeem $140,000 in aggregate principal amount of its Senior Notes at a redemption price of 111.0% plus accrued and unpaid interest thereon, pursuant to a provision in the indenture governing the Senior Notes that permits the Company to redeem up to 35% of the aggregate principal amount of the Senior Notes with the net cash proceeds of certain equity offerings. In addition, the Company used approximately $46,300 of the net proceeds received from the offering to make a one-time payment to an affiliate of Blackstone in connection with the termination of the 2009 Advisory Agreement (see Note 9—Related-Party Transactions). Of the net proceeds received from the offering, $37,000 was used to repay a portion of the outstanding indebtedness under Term B Loan.

Dividends

In March 2012, the Company declared a $500,000 cash dividend to its common stockholders, which at that time consisted of entities controlled by certain affiliates of Blackstone. This dividend was considered a return of capital for both accounting and tax purposes.

In June 2013, the Company’s Board of Directors adopted a policy to pay a regular quarterly dividend. As a result, an initial quarterly cash dividend of $0.20 per share was declared to all common stockholders of record at the close of business on June 20, 2013, which was paid on July 1, 2013. As the Company had an accumulated deficit at the time the dividend was declared, this dividend was accounted for as a return of capital and recorded as a reduction to additional paid-in capital on the accompanying unaudited condensed consolidated statement of changes in stockholders’ equity. In September 2013, the Company’s Board of Directors declared a cash dividend of $0.20 per share to all common stockholders of record at the close of business on September 20, 2013, which was paid on October 1, 2013.

Unvested restricted shares carry dividend rights and therefore the dividends are payable as the shares vest in accordance with the underlying stock compensation grants. As of September 30, 2013, the Company had $18,219 of cash dividends payable included in other current liabilities in the accompanying unaudited condensed consolidated balance sheet. Dividends on the 2.25x and 2.75x Performance Restricted shares, including the 2.25x and 2.75x Performance Restricted 2013 shares (collectively the “Performance Restricted shares”), were approximately $589 for each tranche and will accumulate and be paid only if and to the extent the Performance Restricted shares vest in accordance with their terms. The Company has not recorded a payable related to these dividends as the vesting of the Performance Restricted shares is not probable.

13. SUBSEQUENT EVENTS

In connection with the preparation of the unaudited condensed consolidated financial statements, the Company evaluated subsequent events after the condensed consolidated balance sheet date through the date the unaudited condensed consolidated financial statements were issued, to determine whether any events occurred that required recognition or disclosure in the accompanying unaudited condensed consolidated financial statements.

15,000,000 Shares

SeaWorld Entertainment, Inc.

Common Stock

Goldman, Sachs & Co.

J.P. Morgan

Blackstone Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority Inc. (“FINRA”) filing fee.

SEC registration fee	$70,031.14
FINRA filing fee	82,058
Printing fees and expenses	95,000
Legal fees and expenses	400,000
Registrar and transfer agent fees	5,000
Accounting fees and expenses	225,000
Miscellaneous expenses	12,910.86

Total	$890,000

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provides that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement to be entered into in connection with this offering will provide for indemnification by the underwriters of us and our officers and directors and the selling stockholders, and by us and the selling stockholders of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

Following the 2009 Transactions, the Registrant issued an aggregate of 2,011,569 shares of its common stock to the Partnerships for aggregate proceeds to the Registrant of approximately $13.0 million. Such securities were issued in reliance on the exemption contained in Section 4(2) of the Securities Act as transactions by the issuer not involving a public offering. No underwriters were involved in any of these sales of securities.

In the first and second quarters of 2013, the Company issued an aggregate of 33,228 shares and 41,333 shares of its common stock, respectively, to the Partnerships in connection with its long-term incentive compensation program. The Company did not receive any proceeds related to these transactions. Such securities were issued in reliance on the exemption contained in Section 4(2) of the Securities Act as transactions by the issuer not involving a public offering. No underwriters were involved in any of these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.    See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.    Schedule I—Registrant’s Condensed Financial Statements is included in the registration statement beginning on page F-29.

Item 17. Undertakings.

(1)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2)	The undersigned Registrant hereby undertakes:

(A)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, Florida, on December 9, 2013.

SeaWorld Entertainment, Inc.

By:	/S/ JAMES ATCHISON
Name: James Atchison
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 9, 2013.

Signature	Capacity

/S/ JAMES ATCHISON	Chief Executive Officer, President and Director (Principal Executive Officer)
James Atchison

*	Chief Financial Officer (Principal Financial Officer)
James M. Heaney

*	Chief Accounting Officer (Principal Accounting Officer)
Marc G. Swanson

*	Director
David F. D’Alessandro

*	Director
Bruce McEvoy

*	Director
Peter Wallace

* Joseph Baratta	Director

* Judith A. McHale	Director

* Deborah M. Thomas	Director

*By:	/S/ G. ANTHONY (TONY) TAYLOR
Name:	G. Anthony (Tony) Taylor
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of SeaWorld Entertainment, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 24, 2013)

3.2	Amended and Restated Bylaws of SeaWorld Entertainment, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on April 24, 2013)

4.1	Stockholders Agreement, dated as of April 24, 2013, among SeaWorld Entertainment, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on April 24, 2013)

5.1**	Opinion of Simpson Thacher & Bartlett LLP

10.1	Indenture, dated as of December 1, 2009, among SW Acquisitions Co., Inc., the guarantors named therein and Wilmington Trust FSB, as trustee (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.2	First Supplemental Indenture, dated as of August 30, 2011, among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), the guarantors named therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.3	Second Supplemental Indenture, dated as of March 30, 2012, among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), the guarantors named therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.4	Third Supplemental Indenture, dated as of December 17, 2012, among SeaWorld Parks & Entertainment, Inc., (f/k/a SW Acquisitions Co., Inc.), the guarantors named therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.5	Amendment No. 3, dated as of March 30, 2012, to the Credit Agreement, among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), the guarantors party thereto from time to time, Bank of America, N.A., as administrative agent, collateral agent, Letter of Credit issuer and swing line lender, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, J.P. Morgan Securities LLC, Macquarie Capital (USA) Inc. and Mizuho Corporate Banks, Ltd. as joint bookrunners, Deutsche Bank Securities Inc. and Barclays Bank plc, as co-syndication agents, and the other agents and lenders from time to time party thereto (the amended and restated Credit Agreement is included as Exhibit A hereto) (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.6	Joinder Agreement, dated as of December 17, 2012, under the Credit Agreement, among SeaWorld of Texas Holdings, LLC, SeaWorld of Texas Management, LLC, SeaWorld of Texas Beverage, LLC and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

Exhibit No.	Description

10.7	Security Agreement, dated as of December 1, 2009, among SW Acquisitions Co., Inc., the other grantors named therein and Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.8	Supplement No. 1, dated as of December 17, 2012, to the Security Agreement among the grantors identified therein and Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.9	Pledge Agreement, dated as of December 1, 2009, between SeaWorld Entertainment, Inc. (f/k/a/SW Holdco, Inc.) and Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.10	Patent Security Agreement, dated as of December 1, 2009, by SeaWorld Parks & Entertainment (f/k/a Busch Entertainment LLC) in favor of Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.11	Trademark Security Agreement, dated as of December 1, 2009, by SeaWorld Parks & Entertainment (f/k/a Busch Entertainment LLC) in favor of Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.12	Trademark Security Agreement, dated as of December 1, 2009, by Sea World LLC in favor of Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.13	Copyright Security Agreement, dated as of December 1, 2009, by SeaWorld Parks & Entertainment (f/k/a Busch Entertainment LLC) in favor of Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.14

Copyright Security Agreement, dated as of December 1, 2009, by Sea World LLC in favor of Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.15†	Form of Restricted Stock Grant and Acknowledgment (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.16	Registration Rights Agreement, dated December 1, 2009, by and among SeaWorld Entertainment, Inc. (f/k/a SW Holdco, Inc.), SW Cayman L.P. and the equityholders named therein (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.17	Lease Amendment, dated January 9, 1978, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.18	Lease Amendment, dated March 6, 1979, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.19	Lease Amendment, dated December 12, 1983, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.20	Lease Amendment, dated June 24, 1985, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

Exhibit No.	Description

10.21	Lease Amendment, dated September 22, 1986, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.22	Lease Amendment, dated June 29, 1998, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.23	Lease Amendment, dated July 9, 2002, by and between the City of San Diego and Sea World Inc. (incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.24	Trademark License Agreement, dated December 1, 2009, by and between Anheuser-Busch Incorporated and Busch Entertainment LLC (incorporated by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.25	Amended and Restated Agreement, dated April 1, 1983, by and between SeaWorld Parks & Entertainment LLC (f/k/a SPI, Inc.) and Sesame Workshop (f/k/a Children’s Television Workshop) (Portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.26	Amendment, dated August 24, 2006, to the Amended and Restated Agreement, dated April 1, 1983, by and between SeaWorld Parks & Entertainment LLC (f/k/a SPI, Inc.) and Sesame Workshop (f/k/a Children’s Television Workshop) (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.27	License Agreement, dated August 24, 2006, by and between Sesame Workshop and SeaWorld Parks & Entertainment LLC (f/k/a Busch Entertainment Corporation) (Portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.28 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.28	Change in Control Notification and Consent, dated October 6, 2009, pursuant to the license agreement, dated April 1, 1983, as amended on August 24, 2006, between SeaWorld Parks & Entertainment LLC (f/k/a Busch Entertainment Corporation) and Sesame Workshop (incorporated by reference to Exhibit 10.29 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.29

Change in Control Notification and Consent, dated October 6, 2009, pursuant to the license agreement, dated August 24, 2006, between SeaWorld Parks & Entertainment LLC (f/k/a Busch Entertainment Corporation) and Sesame Workshop (incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.30†	2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.31	Amended and Restated 2009 Advisory Agreement (incorporated by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.32†	Offer Letter to James M. Heaney, dated January 17, 2012 (incorporated by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.33†	Offer Letter to Scott D. Helmstedter, dated February 16, 2011 (incorporated by reference to Exhibit 10.34 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.34†	Offer Letter to David D’Alessandro, dated September 1, 2010 (incorporated by reference to Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

Exhibit No.		Description

10.35†		Summary Compensation Letter to Donald W. Mills Jr., dated April 22, 2010 (incorporated by reference to Exhibit 10.36 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.36†		SeaWorld Parks & Entertainment, Inc. Key Employee Severance Plan, effective August 1, 2010 (incorporated by reference to Exhibit 10.37 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.37		Second Amended and Restated Equityholders Agreement, dated as of April 11, 2011 (incorporated by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.38†		Offer Letter to Judith McHale, dated January 17, 2013 (incorporated by reference to Exhibit 10.39 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.39†		Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.40 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.40		Amendment No. 4 , dated as of April 5, 2013, to the Credit Agreement, among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), the guarantors party thereto from time to time, Bank of America, N.A., as administrative agent, collateral agent, letter of credit issuer and swing line lender, Bank of America, N.A., as lead arranger and bookrunner, and the other agents and lenders from time to time party thereto (the amended and restated Credit Agreement is included as Exhibit A hereto) (incorporated by reference to Exhibit 10.41 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.41		Fourth Supplemental Indenture, dated as of April 12, 2013, among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), the guarantors named therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 10.42 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

10.42		Amendment No. 5, dated as of May 14, 2013, to the Credit Agreement, among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), the guarantors party thereto from time to time, Bank of America, N.A., as administrative agent, collateral agent, Letter of Credit issuer and swing line lender, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, J.P. Morgan Securities LLC, Macquarie Capital (USA) Inc. and Mizuho Corporate Banks, Ltd. as joint bookrunners, Deutsche Bank Securities Inc. and Barclays Bank plc, as co-syndication agents, and the other agents and lenders from time to time party thereto (the amended and restated Credit Agreement is included as Exhibit A hereto) (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 23, 2013)

10.43		Amendment No. 6, dated as of August 9, 2013, to the Credit Agreement, among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), the guarantors party thereto from time to time, Bank of America, N.A., as administrative agent, collateral agent, Letter of Credit issuer and swing line lender, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, J.P. Morgan Securities LLC, Macquarie Capital (USA) Inc. and Mizuho Corporate Banks, Ltd. as joint bookrunners, Deutsche Bank Securities Inc. and Barclays Bank plc, as co-syndication agents, and the other agents and lenders from time to time party thereto (the amended and restated Credit Agreement is included as Exhibit A hereto) (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2013)

10.44†	**	Offer Letter to Deborah Thomas, dated September 26, 2013

Exhibit No.	Description

10.45	Share Repurchase Agreement, dated as of December 8, 2013, between SeaWorld Entertainment, Inc. and the Partnerships

10.46	Fifth Supplemental Indenture, dated as of November 22, 2013, among SeaWorld Parks & Entertainment, Inc. (f/k/a SW Acquisitions Co., Inc.), the guarantors named therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 25, 2013)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1 (No. 333-185697))

23.1**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP

24.1**	Power of Attorney (included in the signature page to this Registration Statement)

101.INS**	XBRL Instance Document (A)

101.SCH**	XBRL Taxonomy Extension Schema Document (A)

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document (A)

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document (A)

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document (A)

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document (A)

†	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.
**	Previously filed.
(A)	XBRL (Extensible Business Reporting Language) information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.